Exhibit 99.1
OneConnect Financial Technology Co., Ltd. Supplemental and Updated Disclosures
OneConnect Financial Technology Co., Ltd. (the “Company” or “we”) has filed an application (the “Listing Application”) with the Stock Exchange of Hong King Limited (the “Hong Kong Stock Exchange”) in connection with a proposed dual primary listing by way of introduction (the “Listing”) of its ordinary shares (the “Shares”) on the Main Board of the Hong Kong Stock Exchange.
The Listing Application contains supplemental descriptions and additional new descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosure of certain information previously disclosed in our annual report on Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth this new, supplemental and updated information and disclosures as described below. The disclosures herein supplement and should be read in conjunction with the disclosures in the 2020 Form 20-F and other disclosures the Company has furnished on Form 6-K.
There is no assurance as to if or when the Listing will take place. This exhibit is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities, nor is it intended to invite any such offer or invitation. In particular, this exhibit does not constitute and is not an offer to sell or a solicitation of any offer to purchase or subscribe for securities in the United States or elsewhere. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “US Securities Act”) or under any relevant securities laws of any state or other jurisdiction of the United States and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act and in compliance with state securities laws. There is no intention to make a public offering of the securities referred to in this exhibit in the United States.
FORWARD LOOKING STATEMENTS
This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industries and the regulatory environment in which we operate. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

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RECENT REGULATORY DEVELOPMENTS

The following section presents updates relating to selected information subsequent to the filing of our 2020 Form 20-F.
The regulatory environment in China has been undergoing a number of recent changes and reforms in various areas.
Regulatory Changes on Data and Cyber Security
Recently, the PRC governmental authorities have promulgated, among others, the Personal Information Protection Laws and Data Security Laws to ensure cybersecurity, data and personal information protection, which demonstrates that relevant laws and regulations governing such areas are developing along with the enforced and constantly tightening of relevant regulatory supervision. Specifically, on December 28, 2021, Cyberspace Administration of China, or the CAC, and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures provides that, among others, a network platform operator is required to make a filing for a cybersecurity review by the Cybersecurity Review Office prior to its listing in a foreign country if it possesses personal information data of more than one million users. For more information, please see “Regulatory Overview — Regulations Relating to Cyber Security and Privacy Protection.” Although our business generates and processes a large quantity of data, we do not believe that the Cybersecurity Review Measures would have a material adverse impact on our business operations or this listing. As advised by our PRC Legal Advisor, the distinction made under Article 13 of the Regulations on Network Data Security Management (Consultation Draft) between ”listing in Hong Kong” and “listing in a foreign country” further clarifies that the obligations to proactively apply for cybersecurity review by an entity seeking listing in a foreign country shall not be applicable to the proposed listing in Hong Kong. As of the date of this document, (i) we have not received any cybersecurity, data security and personal information protection related administrative penalties from any competent PRC regulatory authorities, and (ii) we have not been involved in any cybersecurity reviews by the CAC.
In addition, the Cybersecurity Review Measures also stipulates that the critical information infrastructure operators and the network platform operators which engage in data processing activities that affect or may affect national security shall also be subject to the cybersecurity review. On November 14, 2021, the CAC published Regulations on Cyber Data Security Management (Draft for Comments), or the Draft Regulations on Cyber Data Security Management, which specified that data processor who seeks to go public in Hong Kong, which affects or may affect national security, shall apply for cybersecurity review. However, neither the Cybersecurity Review Measures nor the Draft Regulations on Cyber Data Security Management provides further explanation or interpretation for “affect or may affect national security,” which remains to be clarified and elaborated by the CAC. As advised by our PRC Legal Advisor, the PRC government authorities may have wide discretion in the interpretation for “affect or may affect national security.” If (i) our data processing activities are deemed to affect or may affect national security under the Cybersecurity Review Measures, or (ii) the Draft Regulations on Cyber Data Security Management is fully implemented as-is, and our operation is deemed to affect or may affect national security, we may be subject to cybersecurity review and failure to conduct such review could result in severe penalties and/or action by the competent government authority. In addition, the competent PRC regulatory authorities may proactively conduct a cybersecurity review on us.
During 2019, 2020 and the nine months ended September 30, 2021, or the Track Record Period, and up to the date of this document, we had not experienced any material data or personal information leakage or loss, infringement of data or personal information, or information security incident, nor had we been subject to or involved in any official inquiry, examination, warning, interview on cybersecurity, data security and personal information protection by relevant competent regulatory authorities. Furthermore, based on the facts that the Draft Regulations on Cyber Data Security Management has not been formally adopted and is subject to further guidance, and we have not been involved in any investigations on cyber security review made by the CAC on such basis and nor have we received any inquiry, notice, warning, or sanctions in such respect, our Directors are of the view that such regulation does not have a material adverse impact on our business operations and financial performance as of the date of this document, and will not affect our compliance with laws and regulations in any material aspects as of the date of this document. As the Draft Regulations on Cyber Data Security Management has yet to be effective, the regulation will not have any imminent material impacts on this listing.
As of the date of this document, we have not received any cybersecurity, data security and personal information protection related administrative penalties from any competent PRC regulatory authorities. Our Directors are of the view that we are in material compliance with the existing PRC laws and regulations on cybersecurity, data security and personal information protection, and the existing and applicable laws and regulations in cybersecurity, data security and personal information protection will not have a material adverse impact on our business operations and our listing plan on the Stock Exchange. As there might be newly issued explanations or implementation rules on the existing regulations, laws and opinions or the draft measures mentioned above might become effective, we will actively monitor future regulatory and policy changes to ensure strict compliance with all applicable laws and regulations.
Regulatory Developments on Overseas Listing
On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, or the “July 6 Opinions”, which calls for the enhanced cross-border regulatory cooperation and administration and supervision of overseas-listed China-based companies.
On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Filing Measures, both of which have a comment period that expired on January 23, 2022. The Administrative Provisions and Filing Measures regulate the system, filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Administrative Provisions specifies that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic” enterprises to complete filing procedures with the CSRC if they wish to list overseas. The Administrative Provisions also contains regulatory red lines for overseas offerings and listings by “domestic” enterprises. The Filing Measures provide supporting rules for the Administrative Provisions by specifying the primary filing procedures for overseas offerings and listing by “domestic” enterprises. If the Administrative Provisions and the Filing Measures are fully implemented as-is, we may be required to file in accordance with the Filing Measures. For more details, please refer to “Risk Factors — Risks Relating to Doing Business in the PRC — The approval of, filing with, or consent from, the CSRC or other PRC government authorities may be required in connection with our offshore listing under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

RISK FACTORS

The following section sets forth certain risk factors that have been updated and supplemented since the filing of our 2020 Form 20-F as well as additional new risk factors relating to the Listing.
RISKS RELATING TO OUR BUSINESS AND INDUSTRY
We operate in a competitive and rapidly evolving industry; it may be difficult to evaluate our prospects, and we may not be able to effectively manage our growth.
We operate in the technology-as-a-service for financial services industry, which is competitive and rapidly evolving. We may have limited insight into trends that may develop and affect our business, and we may make errors in predicting and reacting to industry trends and evolving needs of our customers.
Our historical results and growth may not be indicative of our future performance, and we may fail to continue our growth or maintain our historical growth rates. Our revenue growth has primarily been driven by the expansion of our business to address financial institutions’ growing needs for technology solutions. Starting from 2021, in connection with our shift of customer development strategy from primarily expanding customer base to deepening customer engagement for higher quality and more sustainable growth, we upgraded our product structure to integrate single-module products to more integrated solutions, phased out certain low-margin products and proactively responded to changing regulatory environment. These initiatives had an impact on our revenue growth, which slowed down in 2021 as compared to 2020.
In addition, we may not be able to manage our growth effectively. Our business expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.
We incurred net loss in the past, expect to incur net loss in the future, and we may not be able to achieve or sustain profitability.
We incurred net loss of RMB1,687.5 million, RMB1,414.1 million, RMB1,027.2 million and RMB967.3 million in 2019, 2020, and the nine months ended September 30, 2020 and 2021. As of September 30, 2021, we had an accumulated loss of RMB6,280.3 million. We have incurred and will continue to incur substantial expenses to develop and commercialize our solutions, as well as to promote our business.
We will need to generate increased revenue and control our expenses to become profitable. Rapid growth in our customer base, however, may increase our cost of revenue as a percentage of revenue in the short term because we incur a large portion of the costs upfront while recognizing revenue primarily from our customers’ use of our solutions through our transaction-based revenue model over time. In addition, our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our operating expenses. Furthermore, as a public company, we have incurred and expect to continue to incur additional legal, accounting and other expenses that we did not incur as a private company. Once we are listed on the Hong Kong Stock Exchange, we will incur additional costs as a public company listed in both Hong Kong and the United States. We may incur significant losses for a number of reasons, including the other risks described in the document and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve or sustain profitability, the market price of our Shares and ADSs may decrease significantly.
Our customers include commercial banks and other financial institutions that are highly regulated, and the tightening of laws, regulations or standards in the financial services industry could harm our business.
Our customers include commercial banks and other financial institutions that are highly regulated and must comply with complex and changing government regulations and industry standards, which are subject to significant changes. Regulatory developments, including those in respect of consumer protection, credit availability, risk management and data privacy, could adversely affect our customers, particularly third-party customers, or otherwise result in them reducing the volume and frequency of their business transactions.
Our financial institution customers must include restrictive provisions in their contracts with service providers such as us, with respect to security and privacy, ongoing monitoring, risk management and other limitations. These provisions may increase our costs, limit the scope of the solutions we offer or otherwise restrict customer access. In addition, our customers may have less capacity or incentive to purchase solutions from us, may pass on their increased costs to us, or may cease to use certain of our solutions. As we primarily use a transaction-based revenue model, any reduction of transactions by our customers may materially and adversely affect our business and results of operations. For example, on December 1, 2017, the PRC government issued the Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, which prohibits banking financial institutions, including banks, trust companies and consumer finance companies, that cooperate with third-parties in carrying out loan businesses from outsourcing their credit examination, risk control, or other core businesses and accept credit enhancement services provided by any third party without a guarantee license. Circular 141 and the Notice on Specific Rectification Implementation Plans for Risk of Online Microfinance Businesses of Microfinance Companies, or the Circular 56, prohibit third parties that cooperate with banking financial institutions and internet microfinance companies from directly charging interest or fees to borrowers. In addition, the Interim Measures for the Administration of Online Loans by Commercial Banks, or the Interim Measures, which came into effect on July 12, 2020, and the Notice on Further Regulating Online Loan Business of Commercial Banks, which was issued on February 19, 2021, re-emphasized the requirement of commercial banks’ independent risk management and tightened the requirements on their online loan business in terms of funding ratio, concentration and cross-region service provision.
As a result of those laws and regulations, certain of our customers have had to adjust their business practices in ways that have reduced their use of our solutions, which adversely affect our access to customers. These types of changes in response to regulatory development may adversely affect our business, result of operations and financial conditions.
We are subject to evolving regulatory requirements and if we do not comply with these regulations, or fail to adapt to regulatory changes, our business and prospects may be materially and adversely affected.
Many aspects of our business, including the provision of internet information, technology services to banks, insurance companies and government agencies, insurance loss adjustment services, insurance agency and insurance brokerage services, online publication services relating to financial product information, providing banks and online small loan companies technology services to facilitate their management and distribution of consumer lending products and various asset management products, blockchain information services and electronic certification services are subject to supervision and regulation by various governmental authorities in China or in other jurisdictions where we operate. In addition, as we continue to expand the solution offerings, we may be subject to new and more complex regulatory requirements. For example, in May 2019, we were granted a virtual banking license to operate in Hong Kong by the Hong Kong Monetary Authority and our virtual bank officially launched its operation in September 2020. We are subject to requirements prescribed by the Hong Kong Monetary Authority, or the HKMA, and other Hong Kong laws and regulations for this entity’s operations, including the Guideline on Authorization of Virtual Banks as well as other supervisory policies, regulations and guidelines issued by the HKMA covering areas such as corporate governance, risk management, anti-money laundering and financing of terrorism. For example, virtual banks in Hong Kong are required to maintain adequate capital commensurate with the nature of their operations and the banking risks they are undertaking, and are subject to the same set of supervisory requirements applicable to conventional banks. We are also required to comply with applicable laws and regulations in relevant jurisdictions to protect the privacy and security of our customers’ information. Legal and regulatory restrictions may delay, or possibly prevent, some of our solutions or services from being offered, which may have a material adverse effect on our business, financial condition and results of operations. Violation of laws and regulations may also result in severe penalties, confiscation of illegal income, revocation of licenses and, under certain circumstances, criminal prosecution.
In addition, the PRC regulatory framework governing financial technology services is unclear, evolving and tightening. New laws or regulations may be promulgated, which could impose new requirements or prohibitions that render our operations or our technologies non-compliant. For example, on December 31, 2021, the People’s Bank of China, or the PBOC, issued the Measures for Administration of Internet Marketing of Financial Products (Draft for comments) (《金融產品網絡營銷管理辦法(徵求意見稿)》), which regulate financial institutions or internet platform operators entrusted by such financial institutions carrying out internet marketing activities of financial products. Pursuant to this draft, financial institutions shall not entrust other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft also prohibits third-party online platform operators from being involved in the sale of financial products or participating in the income sharing of financial business in a disguised way. In addition, due to uncertainties and complexities of the regulatory environment, we cannot assure you that regulators will interpret laws and regulations the same way we do, or that we will always be in full compliance with applicable laws and regulations. To remedy any violations, we may be required to modify our business models, solutions and technologies in ways that render our solutions less appealing and may be required to obtain new qualifications or licences. We may also become subject to fines or other penalties, or, if we determine that the requirements to operate in compliance are overly burdensome, we may elect to terminate potentially non-compliant operations. In each such case, our business, financial condition and results of operations may be materially and adversely affected.
Failure to maintain, enlarge and optimize our customer base or strengthen customer engagement may adversely affect our business and results of operations.
Our revenue growth depends on our ability to maintain, enlarge and optimize our customers base and strengthen customer engagement so that more of our customers will use our solutions more often and contribute more to our revenue growth. Our customers may not continue to use our solutions once their existing contract expires or they may not purchase additional solutions from us. This risk is especially apparent in circumstances where it is inexpensive for them to switch service providers. Our ability to maintain, enlarge and optimize our customer base and strengthen our customer engagement will depend on many factors, some of which are out of our control, including:
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our ability to continually innovate our technologies to keep pace with rapid technological changes;

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our ability to continually innovate our solutions in response to evolving customer demands and expectations and intense;

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market competition;

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our ability to customize solutions for our customers;

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customer satisfaction with our solutions, including any new solutions that we may develop, and the competitiveness of our pricing and payment terms;

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the effectiveness of our solutions in helping our customers improve efficiency, enhance service quality, reduce costs and mitigate risks;

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customers’ acceptance of our transaction-based revenue model; and

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the success and growth of our customers, which could be affected by general- economic and market conditions, regulatory developments, etc.

In addition, the industry we operate is characterized by fast changing technologies and customer demands, and rapid development and continued enhancement of solutions. To remain competitive, we must continue to stay abreast of the continuously evolving industry trends and rapid technological developments. Nevertheless, we may not be able to leverage new technologies effectively or adapt our products to meet customers’ needs or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected. In addition, if our customers, especially premium customers or premium plus customers, choose to leverage their in-house research and development capabilities to develop their own solutions, or for any other reason they reduce or cease their use of our technology solutions, our business, financial condition, results of operations and prospects may be materially and adversely affected.
As we primarily use a transaction-based revenue model, any loss of existing customer or a reduction of transactions by our customers would adversely affect our business and results of operations. For example, the outbreak and re-occurrence of a novel strain of the coronavirus, or COVID-19, had a negative impact on project implementation and our customer’s usage of our solutions, and as a result, our revenue. See “— We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations.”
Furthermore, historically, we have derived some of our customers either through acquisitions or by referrals from the Ping An Group. We may not be able to develop customers organically as rapidly or at the same pace as we have historically done through acquisitions or referrals. In addition, if we do not receive as many customer referrals from Ping An Group as we have historically, we may not be able to grow our customer base as quickly or at all.
We have relied on a limited number of key customers. In 2019 and 2020, two customers contributed to 10% or more of our total revenues for these respective periods. They were Ping An Group, together with Lufax Holding Ltd. and its subsidiaries, or Lufax Group. In the nine months ended September 30, 2021, one customer, Ping An Group, contributed to 10% or more of our total revenues. Ping An Group is one of our Controlling Shareholders, our strategic partner, our largest supplier and our related party. Lufax Group is an associate company of Ping An Group. Our total sales to Ping An Group accounted for 42.7% and 52.1% of our total revenue, and our total sales to Lufax Group accounted for 12.7% and 10.4% of our total revenue in 2019 and 2020, respectively. Our total sales to Ping An Group accounted for 49.7% and 56.1% of our total revenue, and our total sales to Lufax Group accounted for 11.9% and 9.7% of our total revenue for the nine months ended September 30, 2020 and 2021, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, failure to maintain and strengthen our relationships with these key customers may cause material fluctuations or declines in our revenues and have a material adverse effect on our business and results of operations.
Ping An Group is one of our Controlling Shareholders, our strategic partner, our most important customer and our largest supplier. Any deterioration of our relationship with Ping An Group could have a material adverse effect on our results of operations, business and growth.
Ping An Group is one of our Controlling Shareholders, our strategic partner and our most important customer and supplier. We began as the financial technology solution arm of Ping An Group. We have partnered with Ping An Group to jointly develop new technologies and applications, and Ping An Group provides us support in technology and infrastructure, in particular cloud infrastructure. Ping An Group also provides us with a diverse, reliable source of real-life application scenarios to validate and prove our technology. Many of our customer insights and innovative solutions are first initiated and tested within the Ping An Group ecosystem. Our strategic partnership with Ping An Group has contributed to our growth significantly. If our relationship with Ping An Group deteriorates and we are no longer able to access Ping An Group’s technology or solutions, we will need to find alternative service providers and adjust our existing products and service offerings, which may negatively affect the quality of our solutions and will be costly and time-consuming, and in turn will have significant adverse impact on our business and results of operation.
We provided a number of services, including those for customer acquisition and management, risk management, operation, cloud services and product optimization, to Ping An Group. Our revenue from Ping An Group amounted to RMB994.7 million and RMB1,726.8 million in 2019 and 2020, respectively, accounting for 42.7% and 52.1% of our total revenue in these respective periods. Our revenue from Ping An Group amounted to RMB1,110.8 million and RMB1,601.3 million in the nine months ended September 30, 2020 and 2021, respectively, accounting for 49.7% and 56.1% of our total revenue in these respective periods.
If, for any reason, Ping An Group significantly reduces or ceases purchasing from or cooperating with us, our business and results of operations may be materially and adversely affected.
Ping An Group has also been our most important supplier of technical infrastructure, technology support and maintenance. The products and services we purchased from Ping An Group amounted to RMB1,285.6 million in 2020, compared to RMB758.5 million in 2019, accounting for 32.5% and 19.4% of our total cost of revenue and operating expenses respectively. The products and services we purchased from Ping An Group amounted to RMB1,081.1 in the nine months ended September 30, 2021, compared to RMB798.6 million in the same period of 2020, accounting for 28.3% and 24.6% of our total cost of revenue and operating expenses respectively. Our relationship with Ping An Group may be affected if Ping An Group reduces its beneficial ownership in us. For instance, in July 2019, we entered into a long-term agreement, or the Strategic Cooperation Agreement, with Ping An Group, which is effective for a term of ten years after completion of our initial public offering on December 17, 2019, subject to Ping An Group continuing to beneficially own at least 30% of our shares. The total Shares held by Ping An Group, through Bo Yu and Ping An Overseas, was 30.43% of our Shares as of the Latest Practicable Date based onpublic filings with the SEC. See “History and Corporate Structure — Corporate Structure” for more information. Ping An Group is a public company listed on the Stock Exchange of Hong Kong and the Shanghai Stock Exchange. On November 24, 2021, the CBIRC promulgated the Administrative Measures of Insurance Group Company to strengthen the supervision and management of insurance group companies. For example, the measures stipulate that an insurance group company cannot hold more than 25% shareholding in a non-financial enterprise or have a material influence in such non-financial enterprise, with certain exceptions. However, there are uncertainties in the interpretation and implementation of these rules. Ping An Group may adjust the percentage of our shares held by it if required by the CBIRC, which may have a material adverse effect on our business, financial condition and results of operations. When exercising its rights as our shareholders, Ping An Group may take into account not only the interests of our company and our other shareholders but also its own interests, the interests of its shareholders and the interests of its other affiliates. The interests of our company and our other shareholders may conflict with the interests of Ping An Group and its shareholders and other affiliates. These types of conflicts may result in our losing business opportunities, including opportunities to enter into lines of business that may directly or indirectly compete with those pursued by Ping An Group or the companies within its ecosystem.
COVID-19 outbreak has adversely affected, and may continue to adversely affect, our financial and operating performance.
Since December 2019, COVID-19 has become widespread in China and many other countries. Although China’s economy is reopening, our operations have been negatively affected by delays in project implementation, on-site work, business development, client interaction and general uncertainties surrounding the effective and timely constraint of COVID-19. As a result, customer usage of our solutions and our revenue, especially our transaction-based revenue such as revenue from business origination services, have been adversely affected. While we have been proactively working with existing and new customers to assist their shift to cloud-based solutions amid the interruptions, we cannot assure you that these initiatives and efforts will successfully mitigate the impact. In addition, our business operations could be disrupted if any of our employees is suspected of having these or any other epidemic disease, since it could require our employees to be quarantined and/or our offices to be closed for disinfection or other remedial measures. The outbreak of COVID-19 and the resulting widespread health crisis has also adversely affected economies and financial markets globally, which could result in an economic downturn that could affect the demand for our products and future revenue and operating results. Our overseas operations and businesses development, especially in Southeast Asia, have been affected due to continued travel restrictions and lock-downs in many countries in that region.
Although China has temporarily controlled the outbreak, there has been re-occurrence. While vaccines for COVID-19 are being, and have been developed, there is no guarantee that any such vaccine will be effective, work as expected or be made available or will be accepted on a significant scale and in a timely manner. Furthermore, certain variants have proven to be more severe and more transmissible, especially the pandemic’s recent emergence of the Delta variant and Omicron variant, which appears to be the most transmissible variant to date and has resulted in an increase in cases globally. These or future variants of COVID-19 could also prove to be more resistant to vaccines. The impact of the Delta variant and Omicron variant cannot be predicted at this time, and could depend on numerous factors, including vaccination rates among the population, the effectiveness of COVID-19 vaccines against the Delta variant and Omicron variant, and the response by governments. The outlook for COVID-19 remains fluid and its long-term implications on our business and results of operations are uncertain. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information that may emerge concerning the severity of this outbreak and future actions, if any, to contain this outbreak or treat its impact, among others. We are closely monitoring the pandemic and its impact on us.
We operate in a competitive industry. If we are unable to compete effectively, we may lose market share.
China’s financial technology services industry is highly competitive and rapidly evolving. New competitors, including affiliates of financial institutions, traditional IT companies and internet companies, are entering this market. Our competitors include companies affiliated with financial institutions that provide technology-as-a-service solutions, traditional IT and software companies that provide traditional standard and customized IT products and services, as well as internet companies that offer technology services. Our competitors may have greater brand recognition, larger customer bases or greater financial, technological or marketing resources than we do. As a result, our competitors may be able to respond more quickly and effectively to new or changing opportunities, technologies, standards or customer requirements, and they may be able to better adapt to significant changes in regulatory and industry environments. Competition may also result in continued pricing pressures, which may lead to price reductions for our solutions, and may adversely affect our profitability and market share. In addition, we may face competition from our customers, who may develop their own solutions internally after they have gained experience and expertise through their use of our solutions. If we are unable to successfully compete in the financial technology services industry, our business, financial condition and results of operations may be materially and adversely affected.
Failure to comply with existing or future laws and regulations related to data security, data protection, cyber security or personal information protection could lead to liabilities, administrative penalties and other regulatory actions, which could negatively affect our operating results and business.
The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate have implemented and are considering a number of legislative and regulatory proposals concerning personal information protection.
In recent years, the PRC government has tightened the regulation of the data collection, storage, sharing, use, disclosure and protection, including personal information and user data, particularly personal information obtained through individuals’ use of websites and online services.
Relevant PRC laws and regulations require internet service providers and other network operators, among other things, to clearly state the authorized purpose, methods and scope of the collection and usage of data and obtain the consent of users for the processing of this data, as well as to establish user information protection systems with remedial measures. For example, Regulation for the Administration of Credit Investigation Industry, which was enacted by the State Council and became effective in March 2013, provides the definition of credit investigation business and imposes licensing requirements for conducting credit investigation business. The Administrative Measures of Credit Investigation issued by the PBOC took effective on January 1, 2022, which stipulate a broad definition of credit information to include all types of information in connection with the provision of services in financial or other activities to assess credit of individuals or enterprises. According to this measure, such information may include individual’s or enterprise’s identity, address, transportation, communication, indebtedness, property, payment, consumption, production and operation, fulfillment of legal obligations and other information, as well as the analysis and evaluation based on such information. Although there are substantial uncertainties as to the interpretation and application of such measures, since our business involves collecting, saving or processing such information, we may be deemed to be collecting and processing credit information of individuals and enterprises, and may be required to obtain credit data collection licenses and complete filing formalities. As of the Latest Practicable Date, we have not been subject to any penalties under PRC laws related to credit investigation.
To further regulate data processing activities, safeguarding data and cyber security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, and prohibit any individual or entity in China from providing data stored in China to foreign judicial or law enforcement departments without the approval of competent authorities in China. Moreover, on August 20, 2021, the Standing Committee of the National People’s Congress issued the Personal Information Protection Law of the People’s Republic of China, which took effect on November 1, 2021, which further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor. Given that the Personal Information Protection Law is relatively new and evolving, it is uncertain how they will be interpreted or enforced.

On October 29, 2021, the CAC, published the Draft Measures for the Security Assessment of Outbound Data (Draft for Comments), pursuant to which data processors would be required to conduct security assessment when they transfer important data or personal information that needs to be assessed, collected and generated during their operation within the territory of China outside of China and should conduct security assessment on personal information that collected and gathered. As of the date of this document, the draft measures have not yet promulgated into law. We cannot predict the impact of the above draft measures, if any, at this stage.
On November 14, 2021, the CAC, published the Regulations on Cyber Data Security Management (Draft for Comments), or the Draft Regulations on Cyber Data Security Management, which specifies that data processor who seeks to list in Hong Kong, which affects or may affect the national security, should apply for cybersecurity review. As of the date of this document, the draft measures have not yet promulgated into law. On December 28, 2021, the CAC and other twelve government authorities, published the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which further stipulates that an online platform operator who possesses personal information of more than one million users and is seeking for listing in a foreign country will be subject to the cybersecurity review as well. Moreover, critical information infrastructure operators, or the CIIOs, that purchase internet products and services, or online platform operators that carry out data processing activities that affect or may affect national security, must be subject to the cybersecurity review. As advised by our PRC legal counsel, although several PRC laws and regulations have provided the definition of “critical information infrastructure,” the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the identification of any specific critical information infrastructure is subject to industry-specific identification rules promulgated by relevant regulators and the notice from the relevant regulators. In addition, neither the Draft Regulations on Cyber Data Security Management nor the Cybersecurity Review Measures provides further explanation or interpretation for “listing in a foreign country” or the scope of activities of data processing that “affects or may affect national security.” If our proposed listing or business activities are deemed to “affect or may affect national security,” we may be required to apply for cybersecurity review, but there can be no assurance that we will be able to obtain approval from the regulatory authorities in a timely manner, or at all. The PRC government authorities have wide discretion in the interpretation and enforcement of these laws. See “Regulatory — Regulations Relating to Cyber Security and Privacy Protection — Regulations on Cyber Security” for more details.
Furthermore, on February 10, 2022, the MIIT released the Administrative Measures for Data Security in Industry and Information Technology Sectors (Trial) (Draft for Comments), or the Draft Data Security Measures. The measures would apply to data management in certain industries, including telecommunication sectors, where certain data we process is generated from. The Draft Data Security Measures set out three categories of data: ordinary data, important data and core data. The processing of important data and core data is subject to certain filing and reporting obligations. In addition, sharing important data and core data with an overseas party is subject to a special review and approval process.
We have seen a similar trend of tightened regulation on data security in other jurisdictions. For example, in May 2018, a new data protection regime, the European Union’s General Data Protection Regulation, or the GDPR, became applicable; the GDPR can apply to the processing of personal data by companies outside of the European Union, including where the processing of personal data relates to the offering of goods and services to, or monitoring the behavior of, individuals in the European Union. The GDPR and data protection laws in other jurisdictions may apply to our processing of personal data in the future. The application of these laws to our business would impose on us more stringent compliance requirements with more significant penalties for non-compliance than PRC data protection laws and regulations, and our compliance with such requirements could require significant resources and result in substantial costs, which may materially and adversely affect our business, financial condition, results of operations and prospects.
We collect, process and store significant amounts of personal information concerning our customers and their end-customers, as well as personal information pertaining to our business partners and employees. Compliance with applicable personal information and data security laws and regulations is a rigorous and time-intensive process. As global data protection laws and regulations increase in number and complexity, we cannot assure you that our data protection systems will be considered sufficient under all applicable laws and regulations due to factors including the uncertainty of the interpretation and implementation of these laws and regulations. Furthermore, we cannot assure you that the end-customer information that we process for our customers and the information we receive from our third-party data partners are obtained and transmitted to us in full compliance with relevant laws and regulations by our customer and third-party data partners. Moreover, there could be new laws, regulations or industry standards that require us to change our business practices and privacy policies, and we may also be required to put in place additional mechanisms ensuring compliance with new data protection laws, all of which may increase our costs and materially harm our business, prospects, financial condition and results of operations. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could also result in the delayed or halted processing of personal information that we need to undertake to carry on our business.
We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.
We cannot be certain that our operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights, trademarks or other intellectual property rights held by third parties. We in the future may be subject to penalties, legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our solutions, services or other aspects of our business. There could also be intellectual properties that we are not aware of that our solutions or services may inadvertently infringe. As of September 30, 2021, we had submitted 3,929 patent applications in China and 1,300 in other countries or regions. There can be no assurance that our patent or other intellectual property applications will be approved, that any issued patents or other intellectual property rights would adequately protect our intellectual property, or that such patents or other intellectual properties would not be challenged by third parties or found by competent authority to be invalid or unenforceable.
There can be no assurance that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce these patents against us in China or any other jurisdictions. Furthermore, the application and interpretation of PRC patent laws and the procedures and standards for granting patents in the PRC are still evolving and are uncertain, and there can be no assurance that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, which may materially and adversely affect our business, financial condition and results of operations.
Registering, managing and enforcing intellectual property rights in the PRC is often difficult. Statutory laws and regulations may not be applied consistently due to the lack of clear interpretation guidance. We have filed registration applications for certain trademarks and other intellectual properties that we use in our operations, including the logo for our website and mobile apps. However, third parties may file applications to register the same or similar trademarks that we are applying for. In addition, third parties may object our registration applications, and the relevant trademark authority may not rule in our favor in such disputes. If our applications are rejected by the relevant trademark authority, we may be prohibited from using those trademarks, including the logo for our website and mobile apps in our business operations and we may need to change the logo of our website and mobile apps, which may have an adverse effect on our business and operations. Moreover, we have pledged and may further pledge some of our intellectual properties to third parties, which may limit our use or dispose of such intellectual properties.
Our performance depends on key management and personnel, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.
Our future success is significantly dependent upon the continued service of our management and key personnel, especially our technology talent. If we lose the services of any member of management or other key personnel, we may not be able to locate suitable or qualified replacements, and we may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth, therefore materially and adversely affecting our business, financial condition, results of operations and prospects. Furthermore, disputes with management and key personnel may affect our reputation and divert management’s attention and disrupt our business. In addition, although we have entered into confidentiality and non-competition agreements with our management and key technology personnel, there is no assurance that any member of our management team and technology personnel will not join our competitors or form a competing business. If any dispute arises between our current or former personnel and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China, and we may not be able to enforce them at all. There have been changes in our senior manager and directors during the Track Record Period, including the change of chief executive officer and chief financial officer. The ramifications of these recent changes, including public perception that our future direction, strategy or leadership is uncertain, and the costs and expenses and diversion of our management’s attention from our business related thereto could affect our business, prospects, financial condition and results of operations.
The wide range and diversity of the solutions we provide may require us to hire and retain a wide range of experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, as we expand our business and operations. Competition for talent in China’s financial technology industry is intense, and the availability of suitable and qualified candidates is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. The decrease in the value of our compensation, including value in our share incentives, may cause our offer less competitive in the market and lead to the loss of key personnel. In addition, even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals would choose to join, or continue working for, us.
We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses and negatively impact our results of operations.
We adopted a Stock Incentive Plan in November 2017, which was amended and restated in September 2019 and September 2020 to provide additional incentives to eligible participants. As at the Latest Practicable Date, the aggregate number of underlying Shares pursuant to the outstanding options granted under the Stock Incentive Plan was 12,708,494 Shares. For the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021, we incurred equity-settled share-based payment expenses of RMB76.4 million, RMB89.7 million, and RMB14.8 million, respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, and we will continue to grant share-based compensation to our employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
We may not have sufficient insurance coverage to cover our business risks.
We maintain insurance to cover our potential exposure for a number of claims and losses. However, our insurance coverage may be inadequate or unavailable to protect us fully, and we may not be able to acquire any coverage for certain types of risks such as business liability or service disruptions, and our coverage may not be adequate to compensate us for all losses that may occur, particularly with respect to loss of business or operations. For example, we do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. There can be no assurance that our insurance coverage will be sufficient to prevent us from any loss or that we will be able to successfully claim our losses on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the amount of compensation we receive is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.
RISKS RELATING TO OUR CORPORATE STRUCTURE
We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs with which we have maintained contractual arrangements.
We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs and their subsidiaries with which we have maintained contractual arrangements. Investors in our Shares or the ADSs thus are not purchasing equity interest in our VIEs and their subsidiaries in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the validity and enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a group.
If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws or regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
Foreign ownership of internet-based businesses, such as distribution of online information, internet data center services and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, with respect to the accessibility of telecommunications services subject to China’s commitment to the entry into WTO, foreign investors are generally not allowed to own more than 50% of the equity interest in a value-added telecommunication service provider (subject to certain exceptions relating to certain businesses, including e-commerce businesses domestic multi-party communication service businesses, and data collection and transmission service businesses), and any such major foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), which became effective on January 1, 2022, or the 2021 Negative List, the Administrative Rules on Foreign-Invested Telecommunication Enterprises newly amended in 2016, and other applicable laws and regulations. In addition, China’s commitment to the entry into WTO does not include internet data center business pursuant to the Protocol on the Accession of the PRC, effective on December 10, 2001. See “Contractual Arrangement — PRC Regulatory Background — Overview” for more details.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and OneConnect Technology Services Co., Ltd. (Shenzhen), or Shenzhen OneConnect Technology, and Zhang Tong Shun, our PRC subsidiaries, are considered foreign-invested enterprises. Therefore, neither we nor our foreign-invested enterprises are currently eligible to apply for the required licenses for providing such value-added telecommunication services or conducting other businesses that foreign-owned companies are prohibited or restricted from conducting in China. To comply with PRC laws and regulations and regulatory requirements, we conduct substantially all of our business in the PRC through Shenzhen OneConnect and Shenzhen CA, our VIEs, and their respective subsidiaries, based on contractual arrangements entered into among Shenzhen OneConnect Technology or Zhang Tong Shun, the VIEs, their respective shareholders and subsidiaries. We conduct our operations in China through our PRC subsidiaries and our VIEs and their subsidiaries, with which we maintained these contractual arrangements. Investors in our Shares or the ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership of our VIEs.
We believe that our corporate structure and contractual arrangements enable us to: (i) be the exclusive provider of business support, technical and consulting services in exchange for a fee; (ii) receive the relevant economic benefits and bear the relevant risks in relation to the business operation of our VIEs; (iii) have an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from the relevant registered shareholders all or any part of their equity interest in our VIEs at any time and from time to time in our absolute discretion to the extent permitted by PRC laws; (iv) have an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from our VIEs, all or any part of their assets at any time and from time to time in our absolute discretion to the extent permitted by PRC laws and the contractual arrangements; (v) appoint us, any directors authorized by us (except the shareholders of our VIEs) or his/her successors, or a liquidator replacing the director as our exclusive agent and attorney to act on our behalf on all matters concerning our VIEs and to exercise all of the rights as a registered shareholder of our VIEs in accordance with PRC laws and the articles of our VIEs; and (vi) pledge as first charge the relevant equity interest in our VIEs to us as collateral security for any and all of the guaranteed debt under the contractual arrangements and to secure performance of the obligations under the contractual arrangements. The contractual arrangements allow the results of operations and assets and liabilities of our VIEs and their subsidiaries to be consolidated into our results of operations and assets and liabilities under IFRS as if they were subsidiaries of our Group.
Our PRC Legal Advisor, Haiwen & Partners, is of the opinion that (i) the ownership structure of Shenzhen OneConnect Technology or Zhang Tong Shun and our VIEs does not violate applicable PRC laws and regulations currently in effect, and (ii) except for (a) certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and liquidation arrangements of our VIEs, their respective subsidiaries and/or shareholders, and (b) the circumstance where, in respect of the contractual arrangements binding Shenzhen CA, the minority shareholders of Shenzhen CA which are not parties to the contractual arrangements may not have the requisite power and authority to execute, deliver or perform the written confirmation in relation to the contractual arrangements binding Shenzhen CA or may not obey such confirmation, the contractual arrangements are valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect. However, there can be no assurance that the PRC government authorities will take a view that is not contrary to or otherwise different from the opinion of our PRC Legal Advisor stated above. There is also the possibility that the PRC government authorities may adopt new laws, regulations and interpretations that may invalidate the contractual arrangements. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》) and the Administrative Measures for the Filing of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments) (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》), collectively, the Draft Offshore Listing Regulations. Meanwhile, the CSRC confirmed that on the premise of abiding relevant laws and regulations, the enterprises with contractual arrangements that meet the compliance requirements may go public overseas after filing with the CSRC. However, there is no further explanation on the compliance requirements. If the Draft Offshore Regulations become effective before the Listing is completed, we may need to obtain regulatory opinions regarding the compliance of our contractual arrangements and there can be no assurance that we will be able to satisfy regulatory requirements and obtain such regulatory opinions. Failure to satisfy such requirements could have a material adverse effect on us, our contractual arrangements and the Listing. If the PRC government determines that we are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the PRC Ministry of Commerce, or MOFCOM, the PRC Ministry of Industry and Information Technology, or the MIIT, and the State Cryptography Administration, or the SCA, would have broad discretion in dealing with such violations or failures, including, but not limited to:
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revoking our business and operating licenses;

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discontinuing or restricting our operations;

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imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;

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imposing conditions or requirements with which we or Shenzhen OneConnect Technology or Zhang Tong Shun and our VIEs, may not be able to comply;

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requiring us or Shenzhen OneConnect Technology or Zhang Tong Shun and our VIEs to restructure the relevant ownership structure or operations;

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restricting or prohibiting our use of the proceeds from our public offerings or other of our financing activities to finance the business and operations of our VIEs and their subsidiaries; or

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taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations. In addition, if the PRC governmental authorities find our legal structure and contractual arrangements to be in violation of PRC laws and regulations, it is unclear what impact these actions would have on us and on our ability to consolidate the financial results of our VIEs and their subsidiaries in our historical financial information. If any of these penalties results in our inability to direct the activities of our VIEs and their subsidiaries and such a penalty significantly impacts their economic performance and/or our failure to receive economic benefits from our VIEs and their subsidiaries, we may not be able to consolidate our VIEs and their subsidiaries into our historical financial information in accordance with IFRS. In addition, our Shares and ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct a significant part of our operations.
The ultimate beneficial shareholders of our VIEs may have conflicts of interest with us, which may materially and adversely affect our business.
The equity interest in our VIEs is ultimately beneficially held by certain of our Directors, indirect shareholders, employees of these indirect shareholders and other individuals. However, these ultimate beneficial shareholders may have potential conflicts of interest with us. They may breach, or cause our VIEs to breach, the contractual arrangements. We cannot assure you that when conflicts arise, the ultimate beneficial shareholders of our VIEs will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
Currently, we do not have arrangements to address potential conflicts of interest between shareholders of the VIEs may encounter, on the one hand, and beneficial owners of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive equity purchase option agreements to cause them to transfer all of their equity ownership in the VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of the VIEs as provided under the power of attorney agreements, directly appoint new directors of the VIEs. We rely on the shareholders of the VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
We conduct our business operations in the PRC through our VIEs and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.
All the agreements that constitute our contractual arrangements with our VIEs, their respective subsidiaries and shareholders are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws, and disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions and uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. If we are unable to enforce the contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to exert effective control over our VIEs and their subsidiaries, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected.
The contractual arrangements contain provisions to the effect that the arbitral body specified in them may award remedies over the equity interest, assets or properties of our VIEs, their subsidiaries, and/or shareholders; provide compulsory relief (for example, for the conduct of business or to compel the transfer of assets); or order the winding-up of our VIEs, their subsidiaries, and/or shareholders. These agreements also contain provisions to the effect that courts of competent jurisdiction are empowered to grant interim relief to a party when requested, for the purpose of preserving the assets and properties, or grant enforcement measures, subject to the requirements under PRC laws. However, under PRC laws, these terms may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant injunctive relief or to issue a provisional or final liquidation order for the purpose of protecting the assets of or equity interest in our VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as the United States and the Cayman Islands may not be recognizable or enforceable in the PRC. PRC laws may allow the arbitral body to grant an award of transfer of assets of or equity interests in our VIEs in favor of an aggrieved party.
Furthermore, the contractual arrangements provide that (i) in the event of a mandatory liquidation required by PRC laws, our VIEs will sell all of their assets to the extent permitted by PRC law to Shenzhen OneConnect Technology or Zhang Tong Shun, respectively, or the entity designated by them, at the lowest price permitted under applicable PRC laws; and (ii) our VIEs or their respective shareholders will pay to Shenzhen OneConnect Technology or Zhang Tong Shun, or the entity designated by them any payments they receive from such transaction, and any profits arising from such a transaction shall be paid to Shenzhen OneConnect Technology or Zhang Tong Shun, or the entity designated by them in satisfaction of the service fees under the exclusive business cooperation agreements. These provisions may not be enforceable under PRC laws in the event of a mandatory liquidation required by PRC laws or bankruptcy liquidation.
Therefore, in the event of a breach of any agreements constituting the contractual arrangements by the VIEs, their respective subsidiaries and/or shareholders, we may not be able to exert effective control over our VIEs due to the inability to enforce the contractual arrangements, which could materially and adversely affect our ability to conduct our business.
In addition, Shenzhen Zhengxin E-commerce Co., Ltd. and Shenzhen Digital Certificates Certification Center Co., Ltd., or the Shenzhen CA Minority Shareholders, which collectively hold approximately 0.1% equity interest in Shenzhen CA, are not parties to the contractual arrangements with Zhang Tong Shun. Although the Shenzhen CA Minority Shareholders have confirmed in writing that they have given consent to the contractual arrangements being binding Shenzhen CA and have undertaken that they would take all necessary actions to facilitate the enforcement of the contractual arrangements, there can be no assurance that the Shenzhen CA Minority Shareholders, as the state controlled companies, have all requisite power and authority to make such confirmation or consent or they will be able to perform their obligations under such confirmation. If the relevant authority deems the confirmation or consent invalid or challenges the enforceability of such confirmation or consent, or if the Shenzhen CA Minority Shareholders fail to obtain all requisite power and authority or fail to perform their obligations, we may not be able to enforce the contractual arrangements, which could adversely affect our ability to conduct our business.
If we exercise the option to acquire equity interest and assets of the VIEs, this equity interest or asset transfer may subject us to certain limitations and substantial costs.
Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, promulgated by the State Council in December 2001, as amended in February 2016, foreign investors are not allowed to hold more than 50% of the equity interest of any company providing value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must have prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. Currently no applicable PRC laws or regulations provides clear guidance or interpretation on these requirements. Although we have taken measures to meet the Qualification Requirements, we still face the risk of not satisfying the requirement promptly. If PRC laws change to allow foreign investors to invest in value-added telecommunications enterprises in the PRC, we may be unable to unwind our contractual arrangements with Shenzhen OneConnect and other VIEs, its subsidiaries and shareholders or if we unwind the contractual arrangements before we are able to comply with the Qualification Requirements, we may be ineligible to operate our value-added telecommunication enterprises and may be forced to suspend operations, which could materially and adversely affect our business, financial condition and results of operations.
Pursuant to the contractual arrangements, Shenzhen OneConnect Technology, Zhang Tong Shun, or their designated person (s) has the irrevocable and exclusive right to purchase all or any part of the relevant equity interest in our VIEs from our VIEs’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. The consideration Shenzhen OneConnect Technology or Zhang Tong Shun pays for such purchases will be the higher of a nominal price and the lowest price as permitted under applicable PRC laws.

This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as MOFCOM, the MIIT, the SCA, the State Administration for Market Regulation, or the SAMR, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by our VIEs under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.
Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may affect the viability of our current corporate structure, corporate governance and business operations.
On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and it became effective on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises and became the legal foundation for foreign investment in the PRC. The Implementation Regulations for the Foreign Investment Law was promulgated by the State Council on December 26, 2019, became effective on January 1, 2020, and replaced the corresponding implementation rules of the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises. The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those we rely on as a form of foreign investment.
Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard contractual arrangements as a form of foreign investment. If this happens, it is uncertain whether our contractual arrangements with our VIEs, their respective subsidiaries and shareholders would be recognized as foreign investment, or whether our contractual arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how our contractual arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that our contractual arrangements, the business of our VIEs and our financial conditions will not be materially and adversely affected.
Our holding company in the Cayman Islands, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, the business, financial condition, and results of operations of our VIEs and our company as a group. Depending on future developments under the new Foreign Investment Law, we could be required to unwind the contractual arrangements and/or dispose of our VIEs, which would have a material and adverse effect on our business, financial conditions and result of operations. If our company no longer has a sustainable business after an unwinding or disposal or when such requirements are not complied with, the U.S. Securities and Exchange Commission, or the SEC, and/or NYSE may take enforcement actions against us, which may have a material adverse effect on the trading of our ADSs or even result in delisting our company.
RISKS RELATING TO DOING BUSINESS IN THE PRC
We are subject to many of the economic and political risks associated with emerging markets due to our operations in China and Hong Kong. Adverse changes in China or Hong Kong’s economic, political and social conditions as well as government policies could adversely affect our business and prospects.
The majority of our operations are in China, one of the world’s largest emerging markets. In light of our operations in an emerging market, we are subject to risks and uncertainties including fluctuations in GDP, unfavorable or unpredictable treatment in relation to tax matters, expropriation of private assets, exchange controls, restrictions affecting our ability to make cross-border transfer of funds, regulatory proceedings, inflation, currency fluctuations or the absence of, or unexpected changes in, regulations and unforeseeable operational risks. In addition, our business, prospects, financial condition and results of operations may be significantly influenced by political, economic and social conditions in China and Hong Kong generally and by continued economic growth in China and Hong Kong.
The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures that focus on taking into account market forces to effect economic reform and aimed at reducing the state ownership of productive assets and establishing improved corporate governance in business enterprises, a substantial portion of China’s productive assets are still owned by the government. In addition, the PRC government continues to play a significant role in regulating development through industrial policies. The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. The PRC government also exercises significant control over China’s economic growth through its allocation of resources, control of payment of foreign currency-denominated obligations, monetary policy, and preferential treatment for particular industries or companies. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer ADSs and Shares to our investors, and could cause the value of our ADSs and Shares to significantly decline or become worthless.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures, which may benefit the overall Chinese economy, may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, the PRC government has from time to time implemented certain measures, including interest rate changes, to control the pace of economic growth. These measures may cause decreased economic activity in China. In July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through arrangements called variable interest entities. Since 2012, the Chinese economy has slowed down. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 6.1% in 2019, which slowed to 2.3% in 2020. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Any adverse changes in economic conditions in China and Hong Kong, in the policies of the government or in the laws and regulations in China and Hong Kong could have a material adverse effect on the overall economic growth of China and Hong Kong. Such developments could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China and Hong Kong could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.
If relations between China and the United States deteriorate, our business, financial condition, and results of operations could be adversely affected.
Our operations may be negatively affected by any deterioration in the political and economic relations among countries and sanctions and export controls administered by the government authorities in the countries in which we operate, and other geopolitical challenges, including, but not limited to, economic and labor conditions, increased duties, taxes and other costs and political instability. Margins on sales of our products and services in certain countries and on sales of products that include components obtained from certain foreign suppliers could be materially and adversely affected by international trade regulations, including duties, tariffs and antidumping penalties. For example, the U.S. government imposed economic and trade sanctions directly or indirectly affecting China-based technology companies. Such laws and regulations are likely subject to frequent changes, and their interpretation and enforcement involves substantial uncertainties, which may be heightened by national security concerns or driven by political and/or other factors that are out of our control. Therefore such restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, may be difficult or costly to comply with and may materially and adversely affect our and our technology partners’ abilities to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations.
Any increase in the use of export control restrictions and sanctions to certain countries and entities or any expansion of the extraterritorial jurisdiction of export control laws could impact our ability to supply customers of affected countries, geographies and entities. The U.S. and various other governments have also imposed controls, licensing requirements and restrictions on the import or export of technologies and products that fall within U.S. jurisdiction. In particular, in recent years the U.S. has placed certain entities, including a number of entities in China, on the U.S. Department of Commerce Bureau of Industry Standard’s Entity List, or the Entity List, which imposes licensing requirement for exports or transfers of items on lists of controlled items maintained by the U.S. government, and the List of Chinese Military-Industrial Complex Companies. Though our core technology is developed in China, and even if our operations are not directly targeted by any such complete or partial ban, we may face higher costs and expenses in our supply chain if any of our suppliers or customers are adversely affected by any sanctions. We may thus be adversely affected by export control measures and our business, financial condition and results of operation may suffer as a result.
In addition, the SEC has issued statements primarily focused on companies with significant China-based operations, such as us. For example, on July 30, 2021, Gary Gensler, Chairman of the SEC, issued a Statement on Investor Protection Related to Recent Developments in China, pursuant to which Chairman Gensler stated that he has asked the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. The statement also addressed risks inherent in companies with VIE structures. It is possible that the our periodic reports and other filings with the SEC may be subject to enhanced review by the SEC and this additional scrutiny could affect our ability to effectively raise capital in the United States.
Furthermore, there have been heightened tensions in the economic and political relations between the United States and Hong Kong. On June 30, 2020, the Standing Committee of the PRC National People’s Congress issued the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (HKSAR). This law defines the duties and government bodies of the HKSAR for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, U.S. former President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the United States and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Shares and ADSs could be adversely affected.
The rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. As we are expanding our business internationally, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.
Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.
Most of our operations are conducted in the PRC through our PRC subsidiaries and VIEs, and are governed by PRC laws, rules and regulations. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Our PRC subsidiaries and our VIEs are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, their interpretation is not always consistent and their enforcement involves uncertainties.
In particular, PRC laws and regulations concerning the internet-related industries and financial services industry are developing and evolving. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating internet-related and financial services industries. We cannot assure you that our business operations would not be deemed to violate any such new PRC laws or regulations. Moreover, developments in the internet-related industries and financial services industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.
Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC. Legislation or regulations, particularly in local applications, may be enacted without sufficient prior notice or announcement to the public. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.
From time to time, we may have to rely on administrative and court proceedings to enforce our legal rights. However, since the PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. These types of uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China, could materially and adversely affect our business and impede our ability to continue our operations, and may further affect the legal remedies and protections available to investors, which may, in turn, adversely affect the value of your investment.
Uncertainties with respect to the PRC legal system could adversely affect us.
We conduct our business primarily through our subsidiaries and VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.
Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.
We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.
We only have contractual control over the entities that own the domain name of our website and mobile apps. We do not directly own the website and mobile apps due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services and internet data center services. This indirect control significantly disrupts our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.
The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). This new agency’s primary role is to facilitate policy-making and legislative developments in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.
In addition, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Guideline intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms, i.e. unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. As of the date of this document, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly. However, as the Guideline is newly enacted, there remains uncertainties as to how the Guideline will be implemented, and we cannot assure you that the governmental authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with the Guideline and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.
The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies, including those relating to the internet industry, have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of our company. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or that we will be able to maintain or update our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions may have a material adverse effect on our business and results of operations.
The approval of, filing with, or consent from, the CSRC, CAC or other PRC government authorities may be required in connection with our offshore listing under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.
The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC or other PRC government authorities. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines, rectification, suspension of operations, revocation of qualification or business license and other penalties, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
Our PRC legal counsel has advised us that, based on its understanding of the current applicable PRC laws and regulations, the aforesaid CSRC’s approval under the M&A Rules is not required for the listing and trading of our Shares in the context of this Listing, because
(i) the CSRC currently has not issued any definitive rule or interpretation concerning whether a listing like ours under this listing document are subject to this regulation, (ii) our wholly-owned PRC subsidiaries were not established through a merger or requisition of a “PRC domestic company” as such term is defined under the M&A Rules using equities as consideration, (iii) no provision in the M&A rules clearly classifies contractual arrangements as a type of transaction subject to its regulation, and (vi) this is the listing by way of introduction of a company that has been listed in the United States. However, we cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as our PRC legal counsel. If it is determined that the CSRC approval is required for any of our offshore offerings, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities.
Furthermore, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on offshore listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based offshore-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments), collectively, the Draft Offshore Listing Regulations, which regulate offshore securities offering and listing activities by domestic companies in direct or indirect form. The Draft Offshore Listing Regulations, if adopted in their current form, will comprehensively improve and reform the existing regulatory regime for offshore offering and listing of PRC domestic companies’ securities. Pursuant to such regulations, domestic enterprises which issue securities or list offshore will be required to complete filing procedure with and report to the CSRC. The CSRC requires the domestic enterprises to submit regulatory opinions, filing or approval documents or security assessment opinions issued by relevant authorities, as applicable, in this required filing. Certain offshore offerings and listings are explicitly forbidden, including those that are prohibited by specific laws and regulations, constitute threat to or endanger national security, involve material ownership disputes on shareholding, main assets, core technology or other aspects as well as those issuers whose PRC companies, controlling shareholder or actual controller are involved in certain criminal offence, material non-compliance or investigation, or directors, supervisors and senior management are involved in certain criminal offence, administrative penalties or investigation. As of the date of this listing document, the Draft Offshore Listing Regulations were released for public comments and the final version and effective date of such regulations are subject to change with substantial uncertainty. If the Draft Offshore Regulations become effective in their current form before the listing is completed, we may be required to complete the filing procedures with the CSRC. Pursuant to the Draft Offshore Listing Regulations, failure to complete the filing procedures with the CSRC may result in fines, suspension of operation, cancellation of business license or relevant qualifications and other penalties. As such, we cannot assure you that additional requirements relating to approval, filing, or consent from the CSRC or other regulatory authorities or other procedures will not be imposed on us, in connection with this Listing or other further offerings of securities. Nor can we assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.
On November 14, 2021, the CAC published the Draft Administration Regulations on Cyber Data Security, which reiterates that a cybersecurity review will be imposed on the data processor who process personal information of one million or more users and apply for foreign listing. The cybersecurity review requirements would not apply to data processors who intend to list in Hong Kong unless the listing has or may have an impact on national security. As advised by our PRC legal counsel, the Draft Administration Regulations on Cyber Data Security were released for public comment only, and their provisions and anticipated adoption or effective date may be subject to change and thus their interpretation and implementation remain substantially uncertain. On December 28, 2021, the CAC, jointly with other 12 governmental authorities, promulgated the revised Measures for Cybersecurity Review, which among others, stipulate that an online platform operator with personal information of over one million users that intends to apply for foreign listing must be subject to the cybersecurity review. These regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and intend to apply for listing on the Hong Kong Stock Exchange. We cannot predict the impact of the Measures for Cybersecurity Review and the Draft Administration Regulations on Cyber Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.
In addition, if we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted offshore and/or foreign investment in companies having operations in China, such as us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless.
If it is determined in the future that approval from the CSRC, CAC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC, CAC or other PRC regulatory authorities for failure to seek approval for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Shares and ADSs. The CSRC, CAC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, CAC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the Shares and ADSs. As of the date of this listing document, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC government authorities.
The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory authorities in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions, have established complex procedures and requirements that restrict merger and acquisition activities by foreign investors. For example, an overseas company established or controlled by PRC enterprises or residents needs to obtain approval from MOFCOM before it acquires an affiliated domestic company. Moreover, the Anti- Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines on Platform Economy, which specifically requests operators to report to the anti-monopoly law enforcement authority prior to undertaking any concentration in the field of platform economics. In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to strictly comply with relevant laws and regulations and be subject to public supervision. In addition, many internet companies are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. If any of these companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws. As the Anti-Monopoly Guidelines for Internet Platforms was newly promulgated, we are unable to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. On August 17, 2021, the SAMR published the Provisions on Banning Unfair Competition Acts on the Internet (Revised Draft for Comments), which emphasizes that operators should not use data, algorithms or other technical information or means to influence users’ choices, hijack traffic or disrupt the operations of website products and services provided by other operators. As this regulation was recently promulgated and has not yet taken effect, we are currently unable to estimate its specific impact on our business, results of operations and prospects. Any failure or perceived failure by us to comply such regulations and authorities’ requirements may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.
The security review rules issued by MOFCOM, which became effective in March 2011, specify that certain mergers and acquisitions by foreign investors, for example those that raise “national defense and security” concerns or through which foreign investors may acquire de facto control over domestic enterprises and therefore raise “national security” concerns, are subject to its review. Furthermore, the Measures for the Security Review of Foreign Investment, or the Measures, which was jointly released by the NDRC and the Ministry of Commerce and became effective on January 18, 2021, clarify the authority and procedures for the national security review. According the Measures, foreign investors or their related parties in China, who engage in any foreign investment with national security concerns, shall make applications to the relevant office in advance for national security review. Those rules prohibit any activities attempting to bypass security review, for example by structuring a transaction through a proxy or contractual control arrangements. We may grow our business by acquiring other financial technology service providers. Complying with the requirements of the regulations described above and other relevant rules to complete these transactions could be time-consuming, and any required approval or filing processes, including obtaining approval from or filing with

MOFCOM or its local counterparts and obtaining approval from or reporting to the anti-monopoly law enforcement authority, may delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merger or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by MOFCOM. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the relevant PRC regulators may promulgate new rules or explanations requiring that we obtain approval of MOFCOM for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain MOFCOM approval for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such MOFCOM approval requirements could have a material adverse effect on our business, results of operations and corporate structure.
Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Shares and ADSs.
The conversion of RMB into foreign currencies, including Hong Kong dollars and U.S. dollars, is based on rates set by the People’s Bank of China. The value of the Renminbi against the U.S. dollar, Hong Kong dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. It is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the Hong Kong dollars, the U.S. dollar or other currencies in the future. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the Hong Kong dollars and the U.S. dollar in the future. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar or Hong Kong dollar in the future. It is also difficult to predict how market forces or PRC or U.S. government policies may affect the exchange rate between the Renminbi and the U.S. dollar in the future.
Substantially all of our revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars or Hong Kong dollars we receive from our public offerings or other capital markets transactions or borrowings outside China into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars or Hong Kong dollars for the purpose of making payments for dividends on our Shares or ADSs or for other business purposes, appreciation of the U.S. dollar or Hong Kong dollars against the Renminbi would have a negative effect on the U.S. dollar or Hong Kong dollars amount available to us.
To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our public offerings to make loans or additional capital contributions to our subsidiaries and our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Any funds we transfer to our PRC subsidiaries or VIEs, either as a loan or as an increase in registered capital, are subject to approval by or registration with the relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the approval of MOFCOM or its local branch, or reporting to the SAMR or its local competent branch, and registration with other governmental authorities in China. In addition, (i) any foreign loan procured by our PRC subsidiaries or VIEs is required to be registered with SAFE, or its local branches, and (ii) each of our PRC subsidiaries may not procure loans that exceed the difference between its registered capital and its total investment amount or twice of the amount of its respective net assets. Any medium or long-term loan to be provided by us to our VIEs must be recorded and registered by the National Development and Reform Committee, or the NDRC, and SAFE or its local branches. We may not be able to complete these recordings or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us directly to our PRC subsidiaries. If we fail to complete these recordings, filings or registrations, our ability to use the proceeds of our public offerings and to capitalize our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.
On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capital of foreign-invested enterprises. It allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using the Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scope, as well as investments in securities or any investments other than in banks’ principal-secured products. These circulars also continue to prohibit foreign-invested enterprises from providing loans to non-affiliated enterprises or constructing or purchasing real estate that is not for self-use, except for real estate enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 provides that non-investment foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make equity investments, provided that such investments should be in compliance with the 2021 Negative List and other relevant PRC laws and regulations. However, there are substantial uncertainties of the further implementation of SAFE Circular 28.
Failure to pay the social insurance and housing provident funds for any on behalf of our employees in accordance with the Labor Contract Law or comply with other PRC regulations may have an adverse impact on our financial conditions and results of operation.
PRC companies are required to pay for their employees’ social insurance (in most cases including pension insurance, unemployment insurance, medical insurance, work-related injury insurance and maternity insurance) and housing funds in amounts equal to certain percentage of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where they operate their business. According to the applicable PRC laws and regulations, we need to register with the relevant authorities to make full contributions for social insurance and housing funds for our employees, and this obligation cannot be delegated to any third party.
Our contributions for some of our employees to the social insurance and housing funds may not have been in compliance with relevant PRC laws and regulations. For example, we have not registered with the relevant governmental authority to make social insurance and housing funds contributions, and we have engaged third-party human resources agencies to pay on our behalf for some of our employees.
If a relevant employee lodges a complaint before the relevant labor authorities or the relevant authorities conduct investigation on us, we may be required to complete relevant registrations, pay the amount in arrears in full and pay late payment fees, and if we fail to do so in a timely manner, we may face penalties. Furthermore, relevant governmental authority may not recognize the social insurance and housing funds contributions that were paid by third parties on our behalf. If this happens, we may be required to make addition payments or repay these contributions.

On July 20, 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC issued the Reform Plan of the State Tax and Local Tax Collection Administration System, or the Tax Reform Plan. Under the Tax Reform Plan, commencing from January 1, 2019, tax authorities are responsible for the collection of social insurance contributions in the PRC. The effect of the Tax Reform Plan is still uncertain. We cannot assure that we will not be required to pay any deemed shortfalls or be subject to penalties or fines regarding social security insurance and housing provident funds contributions, any of which may have a material and adverse effect on our business and results of operations.
As the interpretation and implementation of labor laws and regulations are still evolving, we cannot assure you that our employment practice policy would at all times be deemed as in full compliance with labor-related laws and regulations in the PRC, which might subject us to labor disputes or governmental investigations, which might adversely affect our financial condition and operation.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the listing document based on foreign laws, and the ability of U.S. or other foreign authorities to bring actions or conduct investigations or collect evidence in China may also be limited.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside in China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. It may also be difficult for you to enforce in the United States or elsewhere outside China or judgments obtained in the United States or other courts outside China based on the civil liability provisions of the United States federal securities laws against us and our officers and Directors who reside and whose assets are located outside the United States and other foreign laws. There is also uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of the United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.
A judgment of a court of another jurisdiction may be reciprocally recognized or enforced if the jurisdiction has a treaty with China or if judgments of the PRC courts have been recognized before in that jurisdiction, subject to the satisfaction of other requirements. However, China does not have treaties providing for the reciprocal enforcement of judgments of courts with the United States. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or other courts outside China. In addition, the SEC, the U.S. Department of Justice and other U.S. or foreign authorities may also have difficulties in bringing and enforcing actions, conducting investigations or collecting evidence against us or our directors or executive officers in China. For example, under the newly amended Securities Law of the PRC, which became effective on March 1, 2020, overseas securities regulatory authorities are prohibited from conducting direct investigations or evidence collection activities within the territories of the PRC, and Chinese entities and individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Uncertainty remains with respect to how this regulation will be interpreted, implemented or applied by the CSRC or other relevant government authorities. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.
Recent litigation and negative publicity surrounding China-based companies listed in the United States, including us, may result in increased regulatory scrutiny of us and negatively impact the trading price of the Shares and ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices for these companies. Various equity-focus research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. We have been and may continue to become the target of various allegations or complaints. As disclosed in the press release issued by us on August 31, 2021, we were target of an anonymous whistleblower complaint containing multiple allegations against us, which among others, include an allegation that our audited financial statements contain material misstatements. Our audit committee immediately took action by initiating an internal investigation of the allegations. Though our audit committee has concluded that the findings from the internal investigation do not substantiate the allegations as disclosed in the press release issued by us on November 15, 2021, the complaint diverted our management’s time and resources. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the Shares and ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.
Under PRC laws, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.
Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries, our VIEs, and their subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries, our VIEs, and their subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, our VIEs, or their subsidiaries, we or our PRC subsidiaries, our VIEs, and their subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.
The PCAOB is currently unable to inspect our auditor for U.S. reporting purpose in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor for U.S. reporting purpose, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor for U.S. reporting purpose is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.
This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares and ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs may be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our Shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The U.S. Holding Foreign Companies Accountable Act was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with those we are to file in 2022), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the NYSE, or in the over-the-counter trading market in the U.S. The process for implementing trading prohibitions pursuant to the HFCA Acts will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction. The first such list was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release, and our auditor for our US financial reporting purposes was included on that list. The SEC will review annual reports filed with it in 2022 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC. If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue an order that will implement the trading prohibitions described above.
Unless we are able to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, we would expect that a trading prohibition for our ADSs could be issued shortly after the filing of our annual report on Form 20-F for 2023, which would be due on April 30, 2024. Given that all PCAOB-registered firms in China were included on the list in the PCAOB December 2021 Release, our ability to retain an auditor subject to PCAOB inspection and investigation will depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. The PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges. However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation. Accordingly, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.
If our ADSs are subject to a trading prohibition under the HFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, if we are able to maintain a listing of our Shares on the Hong Kong Stock Exchange or another non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into Shares and establishing non-U.S. brokerage accounts.
On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act, or the Final Amendments, which also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements will apply beginning with annual reports on Form 20-F to be filed in 2023 for Commission Identified Issuers named in the prior year. Because our auditor for US financial reporting purposes was included in the list in the PCAOB December 2021 Release, we expect to have to comply with these disclosure requirements in our annual report on Form 20-F for 2022 to be filed in 2023. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure on auditor name and location, disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCA Act.
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period our ADSs may be prohibited from over-the-counter trading or delisted as indicated in the HFCA Act. If this bill were enacted, our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.
In June 2021, the United States Senate passed a bill that would amend the HFCA Act to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years, and a companion bill was introduced in the U.S. House of Representatives on December 14, 2021. In February, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the same amendments as the bill passed by the Senate. However, the America Competes Act includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate needs to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed. If the bill amending the HFCA Act is approved by both houses of Congress and signed by the President, our securities could be subject to a trading prohibition following our filing of our annual report on Form 20-F for 2022, which will be due on May 1, 2023.
Proceedings instituted by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.
In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms in China, including our independent PCAOB-registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain other PRC-based companies that are publicly traded in the United States.
On January 22, 2014, the initial administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.
On February 6, 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit US-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be affected. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to our delisting from the NYSE, deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

In the event that the SEC restarts the administrative proceedings described above, depending upon the final outcome, listed companies in the United States with major China-based operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.
If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.
RISKS RELATING TO OUR ADSS, AND SHARES
The trading price of our ADSs has been and may continue to be, and the trading price of our Shares may be, volatile, which could result in substantial losses to investors.
Since our ADSs became listed on the NYSE on December 13, 2019 to the Latest Practicable Date, the trading price of our ADSs has ranged from US$1.4 to US$28.8 per ADS. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the Hong Kong and United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The trading price of our Shares, likewise, can be volatile for similar or different reasons.
In addition to market and industry factors, the price and trading volume for our Shares and ADSs may be highly volatile for factors specific to our own operations, including the following:
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macro-economic conditions in China;

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variations in our revenues, earnings and cash flow;

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announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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announcements of new services and expansions by us or our competitors;

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changes in financial estimates by securities analysts;

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detrimental adverse publicity about us, our services or our industry;

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additions or departures of key personnel;

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allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;

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release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Shares or ADSs will trade.

Shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in such a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
The sale or availability for sale of substantial amounts of our Shares or ADSs could adversely affect their market price.
Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of September 30, 2021, we had 1,169,980,653 Shares issued and outstanding including 437,758,314 ordinary shares represented by ADSs. Our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining outstanding Shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 under the Securities Act. Our Controlling Shareholders [have] entered into lock-up undertaking pursuant to Rule 10.07 of the Hong Kong Listing Rules in relation to this Listing. Our Controlling Shareholders may sell shares of us after the expiry of such lock-up undertaking. We cannot predict what effect, if any, market sales of securities held by our Controlling Shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Shares and ADSs.
We adopted a Stock Incentive Plan in November 2017, which was amended and restated in September 2019 and September 2020, under which we have the discretion to grant options, performance share units or other share-based awards to eligible participants. We have registered under the Securities Act all Shares that we may issue under this Stock Incentive Plan and these Shares can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates. If we or our existing shareholders sell, or are perceived as intending to sell a large number of our Shares or securities convertible into our Shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our Shares or ADSs and impede our ability to raise future capital. Any sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. In addition, any Shares that we issue under our Stock Incentive Plan would dilute the percentage ownership held by public investors.
Certain holders of our Shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.
Our Directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
Certain of our existing shareholders hold a substantial number of our shares. As of the Latest Practicable Date, Rong Chang (based on voting rights it is entitled to), Sen Rong and Ping An Group (based on public filings with the SEC) each held 32.37%, 16.07% and 30.43% of our Shares. See “History and Corporate Structure — Corporate Structure” for more information. These shareholders, and our directors and officers have, and will continue to have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.
In addition, our directors, officers, and principal shareholders may take actions that are not in the best interest of us or our other shareholders. The concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Shares or ADSs. These actions may be taken even if they are opposed by shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of our Shares or ADSs due to investors’ perception that conflicts of interest may exist or arise.

Our Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Shares and ADSs.
Our Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our Board of Directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Shares or ADSs may fall and the voting and other rights of the holders of our Shares and ADSs may be materially and adversely affected.
The provisions of our articles of association may encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, these provisions may also discourage acquisition proposals or delay or prevent a change in control that could be beneficial to holders of our Shares and ADSs.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company with limited liability incorporated in the Cayman Islands, and conduct a substantial portion of our business and operations through our subsidiaries in China, the world’s largest emerging market. Our corporate affairs are governed by our Articles of Association and by the Cayman Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take legal action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States and Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and Hong Kong, and provides significantly less protection to investors. For example, shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our Memorandum and Articles of Association and register of mortgages and charges, and any special resolutions passed by our shareholders). In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States or the courts of Hong Kong. Furthermore, our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we follow our home country practices and rely on certain exemptions provided by the Corporate Governance Rules of the NYSE to a foreign private issuer, including exemptions from the requirements to have:
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majority of independent directors on our board of directors;

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only independent directors being involved in the selection of director nominees and determination of executive officer compensation; and

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regularly scheduled executive sessions of independent directors.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States or Hong Kong.
Your investment in our Shares or ADSs may be impacted if we are encouraged to issue CDRs in the future.
PRC government authorities have issued new rules that allow PRC technology companies listed outside China to list on the stock market through the creation of Chinese Depositary Receipts, or CDRs. However, as the CDR mechanism is newly established, there are substantial uncertainties in the interpretation and implementation of these rules. We might consider and be encouraged by the evolving PRC governmental policies to issue CDRs and allow investors to trade our CDRs on PRC stock exchanges in the future. However, there are uncertainties as to whether a pursuit of CDRs in China would bring positive or negative impact on your investment in our Shares or ADSs.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States or Hong Kong upon these individuals, or to bring an action against us or against these individuals in the United States or Hong Kong in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments) or in the courts of Hong Kong, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law or from the Hong Kong courts under Hong Kong law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay the enforcement proceedings if concurrent proceedings are being brought elsewhere.
The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions, as well as public policy considerations and conditions set forth in applicable provisions of other PRC laws relating to the enforcement of civil liability. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of U.S. judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States, or the Cayman Islands.
Exchange between our Shares and our ADSs may adversely affect the liquidity and/or trading price of each other.
Our ADSs are currently traded on NYSE. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Shares may deposit Shares with the Depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the Shares underlying the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Shares are deposited with the Depositary in exchange for ADSs, or vice versa, the liquidity and trading prices of our Shares on the Hong Kong Stock Exchange and our ADSs on the NYSE may be adversely affected.
RISKS RELATING TO THE LISTING BY INTRODUCTION AND THE DUAL LISTING
During the Designated Period and 40 days immediately following it, our Shares will not be accepted for deposit in our existing ADR facility, which will adversely affect investors’ ability to exchange Shares for ADSs for trading in the United States.
The arbitrage trades conducted in the circumstances described in “Listings, Registration, Dealings and Settlement — Proposed Liquidity Arrangements” of this document by the Designated Dealer and the Alternate Designated Dealer will be conducted pursuant to Regulation S of the U.S. Securities Act and will not be registered under the U.S. Securities Act. As such, during the Designated Period and the 40 days immediately following it, no Shares will be accepted for deposit in our existing ADR facility. Because investors will be precluded from exchanging Shares into ADSs for trading in the United States during the entire Designated Period and the 40 days immediately following it, the liquidity of and demand for our Shares may adversely affected.
The liquidity of our Shares on the Hong Kong Stock Exchange could be limited and the effectiveness of the Liquidity Arrangements is subject to limitations.
Our Shares have not been traded on the Hong Kong Stock Exchange before the Introduction and there could be limited liquidity in our Shares on the Hong Kong Stock Exchange. We cannot assure you that an active trading market for our Shares on the Hong Kong Stock Exchange will develop or be sustained. In addition, there is no assurance that the price at which Shares are traded on the Main Board of the Hong Kong Stock Exchange will be substantially the same as or similar to the per-share equivalent price at which our ADSs are traded on NYSE or that any particular volume of Shares will trade on the Main Board of the Hong Kong Stock Exchange. If an active trading market of our Shares in Hong Kong is not developed or is not sustained after the Introduction, the market price and liquidity of our Shares on the Hong Kong Stock Exchange could be materially and adversely affected.
Throughout the Designated Period, the Designated Dealer and the Alternate Designated Dealer intends to carry out arbitrage activities between the United States and Hong Kong markets subject to the applicable laws and regulations, including not to sell to persons in the U.S. when carrying out the arbitrage activities. See the section headed “Listing, Registration, Dealing and Settlement — Proposed Liquidity Arrangements” in this listing document for more information. We can offer no assurance that the Liquidity Arrangements will attain and/or maintain liquidity in our Shares at any particular level on the Hong Kong Stock Exchange, nor is there assurance that an active trading market for our Shares on the Hong Kong Stock Exchange will in fact develop.
The Liquidity Arrangements being implemented in connection with the Introduction are not equivalent to price stabilization activities that are frequently undertaken in connection with initial public offering on the Hong Kong Stock Exchange or other markets.
The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.
The NYSE and the Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of the Shares. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of the ADSs may not be indicative of the performance of our securities (including the Shares) after the Listing.

The time required for the exchange between our Shares and the ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Shares into ADSs involves costs.
There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which the ADSs and our Shares are respectively traded; furthermore, our equity trade in different forms on the two exchanges and these forms are not immediately fungible. Our ADSs are currently traded on the NYSE. Subject to compliance with U.S. securities laws, including the suspension of the ADR facility in taking deposits of Shares during the Designated Period plus the 40 days immediately following it, see “— During the Designated Period and 40 days immediately following it, our Shares will not be accepted for deposit in our existing ADR facility, which will adversely affect investors’ ability to exchange Shares for ADSs for trading in the United States”, and the terms of the deposit agreement; holders of our ordinary shares may deposit Shares with the Depositary in exchange for the issuance of the ADSs. Pursuant to the terms of the deposit agreement, a holder of ADSs may also withdraw the underlying Shares represented by the ADSs, for trading on the Hong Kong Stock Exchange, subject to the holder making the necessary arrangement with broker dealers. In the event that a substantial number of Shares are deposited with the Depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Shares on the Hong Kong Stock Exchange and/or the ADSs on the NYSE may be adversely affected. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, difficulties in making suitable arrangements with broker or dealers in the relevant jurisdictions or other factors may delay the deposit of Shares in exchange for the ADSs or the withdrawal of Shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for Shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.
Furthermore, pursuant to the deposit agreement the Depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who exchange Shares into ADSs, and vice versa, may not achieve the level of economic return the they may anticipate.
There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs following our Listing of our Shares on the Stock Exchange.
In connection with the Listing, we will establish a branch register of members in Hong Kong, or the [REDACTED]. Our Shares that are traded on the Hong Kong Stock Exchange, including those that may be converted from ADSs, will be registered on the [REDACTED], and the trading of these Shares on the Stock Exchange will be subject to the Hong Kong stamp duty.
Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller. See “Listing, Registration, Dealings and Settlement — Dealing and Settlement — Settlement of dealings in Hong Kong”.
To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their common shares, including common shares underlying ADSs, in their [REDACTED]. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered common shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our Shares and/or ADSs may be affected.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers.
SOURCES OF INFORMATION
This section contains information extracted from the CIC Report, independently prepared by CIC, which has been commissioned by us. We expect to pay CIC a total of US$93,000 for the CIC Report and our use thereof. CIC is a consulting company established in Hong Kong which provides industry consulting services, commercial due diligence and strategic consulting services for a variety of industries.
CIC undertook both primary and secondary research using various resources to construct this report. Primary research involved interviewing key industry experts and leading industry participants. Secondary research involved analyzing data from various publicly-available data sources, including those from the National Bureau of Statistics of China, People’s Bank Of China, China Banking and Insurance Regulatory Commission, etc. The information and data collected by CIC have been analyzed, assessed, and validated using CIC’s in-house analysis models and techniques. The methodology used by CIC is based on information gathered from multiple levels, which allows for such information to be cross-referenced for reliability and accuracy.
CIC prepared its report on the following basis and assumptions for historical data and projections: (i) the overall social, economic, and political environment in China, Hong Kong and Southeast Asia is expected to remain stable during the forecast period; (ii) related key industry drivers are likely to propel continued growth in the financial services ecosystem throughout the forecast period, including increasing technology spending by financial institutions, enterprises, government agencies and regulators, growing penetration of technology-as-a-service, and technological advancement; and, (iii) there will be no extreme force majeure or unforeseen industry regulations by which the market may be adversely affected in either a dramatic or fundamental way.
OVERVIEW OF THE FINANCIAL SERVICES ECOSYSTEM IN CHINA
The global financial services industry has been undergoing a phase of rapid digitalization as a result of technological advancements, increased adoption of 5G, and related business innovation. There has been rising demand from China’s financial institutions, enterprises, government agencies and regulators in the financial services ecosystem for digital transformation or digital service upgrades.
According to CIC, total national spending on R&D in China grew from RMB1.6 trillion in 2016 to RMB2.4 trillion in 2020 and is expected to reach RMB3.9 trillion in 2025. As a percentage of total national R&D spending, technology spending of financial institutions grew from 6.6% in 2016 to 11.3% in 2020 and is expected to further increase to 20.2% in 2025.
Furthermore, 5G, as a new type of digital infrastructure, has been widely adopted in China to build network connections. After the rollout of commercial 5G services in 2019, the number of 5G base stations in China reached 0.7 million in 2020, building information infrastructure with better speed and stability. Driven by the new infrastructure development plan issued by the Ministry of Industry in 2021, the number of 5G base stations is expected to reach 5.4 million in 2025, representing a projected CAGR of 49.6% from 2020. The rapid expansion of 5G network provides the necessary infrastructure for digital transformation of the financial services industry in China.
The added value of industrial digitalization in China’s financial services industry increased from RMB2.2 trillion in 2016 to RMB4.1 trillion in 2020, representing a CAGR of 16.8%, and is forecasted to reach RMB7.6 trillion by 2025 with a CAGR of 12.8%, indicating the prosperity of sustained demand for digitalization in the financial services industry.
Pain point analysis of participants in the financial services ecosystem
With the expansion of financial services ecosystem and the diversification of financial products and services, participants in the financial services ecosystem are facing challenges with regards to isolated scenarios of different financial solutions, information asymmetry and lack of or limited access to financing services. Business fraud in the finance industry also exists and occurs when financial information is misused as a result of insufficient risk prevention technology or protocols. In addition to these general concerns, different participants in the financial services ecosystem have their unique pain points to address, which are detailed below.
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Financial institutions:   Overall operational efficiency and cost management rank among the top concerns of financial institutions in China due to a number of factors including subdued growth of interest income, asset yield pressure, and increased competition in the industry. Despite continued expansion of the total assets of China’s financial institutions, the prospect of the traditional profit model based on net interest margins has weakened, and the momentum in new customer acquisition has slowed down. As a result, financial institutions have to transform by improving the management of their existing businesses and processes. The year-on-year growth rate of total assets as a percentage of GDP has slowed down from 2016 to 2019. The total costs of the commercial banks in China grew from RMB1.6 trillion in 2016 to RMB2.1 trillion in 2019 with a CAGR of 8.7%, implying an overall increase in their cost base. Additionally, domestic insurance companies have faced challenges in operational cost reduction due to extensive manual verification processes and complicated paperwork schemes. To accommodate these challenges, Chinese insurance companies employed approximately 8.4 million agents as of 2020. The gross written premium of the insurance sector in China increased from RMB3.1 trillion in 2016 to RMB4.5 trillion in 2020 with a CAGR of 10.0%. However, China’s insurance penetration rate (the percentage of gross written premium in GDP) was approximately 4.5% in 2020, which lagged behind world average penetration rate of 7.2%, and the insurance premiums per capita in China was US$430 in 2020, which significantly lagged behind global average insurance premiums per capita of US$818 for the same year, implying low levels of agent productivity and underdeveloped insurance distribution channels of China’s insurance sector.

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Enterprises:   Chinese enterprises have increasing demand for diversified financial services including financial and wealth management products and services. However, the lack of or limited access to financial services represents a long- standing problem for domestic enterprises especially for small and medium sized enterprises (SMEs). The growing financing demand of SMEs is largely unmet in China with approximately 50% of SME’s reporting unmet financing demand in 2020, and the financing gap of SMEs was more than RMB65 trillion in 2020. In addition, companies across various industries are increasingly expecting greater flexibility in supply chain optimization and thus have increased needs for the development and integration of value-added services including data analytics, asset evaluation, and support for marketing and customer relationship management.

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Government agencies and regulators:   Government agencies and regulators are increasingly willing to upgrade or transform their administrative processes through digitalization and technological innovation. In addition, there has been growing initiatives from government agencies and regulators in providing financial support to SMEs. However, they have faced challenges with regards to resources and efficiency given the complex operational structure and insufficient technology in development adopted by public sector organizations. The overall cloud adoption rate of government agencies and regulators in China had a relatively low level of roughly 10% in 2020. Another challenge faced by the government agencies and regulators is to improve the transparency and inclusiveness of governmental data while ensuring digital security. Government agencies and regulators routinely process massive amount of data that are typically dispersed across different government agencies and managed in organizational silos, and many of them face challenges in efficient data resource management.

MARKET OPPORTUNITIES AND CHALLENGES FOR TECHNOLOGY-AS-A-SERVICE
To tackle these pain points, financial institutions, enterprises, government agencies and regulators in the financial services ecosystem are turning to advanced technologies such as AI, blockchain, cloud computing and big data. Furthermore, market players in the technology-as-a-service market have also captured the massive opportunities presented by rise of domestic software services providers, expansion of business scenarios empowered by technological advancements growing emphasis on cybersecurity, the evolution of cloud-based financial services and overseas market expansion due to growing demands for digital transformation.
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Rise of domestic software service providers.   With the improved development of technologies, domestic software services providers in China are expected to embrace more market opportunities and improve their market positions. For example, the China’s database software market used to be dominated by the overseas market players, with domestic market players only accounting for 28.0% of total market in 2016. However, as a result of increasing research and development investment and more technological product offerings, the market share of domestic market players was 47.4% in 2020 and will further increase to 65.0% in 2025.
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Various business scenarios benefited by technological advancements.   Advanced technologies are driving demand for business operation across various scenarios. For example, financial institutions can improve their operational efficiency by leveraging AI technology to reduce manual intervention. Besides, with the new opportunities driven by enterprises’, government agencies’ and regulators’ needs of digital transformation, an increasing number of technology-as-a-service providers have translated the technology capabilities and expertise accumulated in the financial services industry into assisting enterprises, government agencies and regulators.

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Growing emphasis on cybersecurity.   Along with accelerating digital transformation, data has become a strategic element, and cybersecurity has been widely used to ensure digital security and improve the soundness of systems. As a result, there has been a growing demand for robust cybersecurity technologies to ensure digital security and improve system reliability. Regulators in China have considerably increased the requirements on cybersecurity, and have applied enhanced security requirements for critical information infrastructure and services, driving the demand for cybersecurity technologies and services. Meanwhile, the Chinese government has been proactively promoting the development of the cybersecurity industry in China, encouraging enterprises in key industries including the financial services to increase investment in and set separate budgets for cybersecurity, and promote the deployment and application of cybersecurity technologies, products and services.

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Evolving cloud-based financial services.   Cloud technology has been widely recognized by financial institutions for its flexibility and scalability compared to local deployment. Financial institutions can also benefit from the evolving cloud- based financial services to optimize their different business processes from customer acquisition and risk control to customer relationship management. Total cloud technology spending by financial institutions grew from RMB9.6 billion in 2016 to RMB40.7 billion in 2020, and is projected to reach RMB168.6 billion in 2025 driven by wider recognition and acceptance of cloud technology products and services. In addition, as cloud-based service with most potential, PaaS, has been gradually utilized by financial institutions to bridge the information gap between financial institutions and their clients. For example, data middle platforms enable financial institutions to integrate data on a single comprehensive platform, enhancing their efficiency in data collection and data processing.

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Overseas market expansion due to growing demands for digital transformation.   Hong Kong has shown strong demands for the digital transformation of its finance industry. Total technology spending of financial institutions in Hong Kong has reached US$0.8 billion in 2020, and is projected to increase at a CAGR of 15.8% from 2020 to US$1.6 billion in 2025. In addition, the transaction value of digital payments in Hong Kong was US$12.1 billion in 2020, and driven by increased IT spending in financial sector, the transaction value is predicted to reach US$27.1 billion in 2025. Southeast Asian countries, which are representative of the trend among major emerging markets, are experiencing the early stage of digital transformation. In 2020, the total technology spending of financial institutions was US$1.0 billion, which accounted for 4.2% in the total R&D spending by Southeast Asian countries. Driven by the favorable policies to encourage digital transformation of financial institutions and growing need for IT upgrades, the total technology spending of financial institutions in Southeast Asia is projected to grow at a CAGR of 12.3% from 2020 to US$1.8 billion in 2025.

Despite tremendous market opportunities, technology-as-a-service providers face many challenges. For example, technology-as-a-service providers are subject to evolving regulatory requirements with regards to digital security and industry standardization, and regulators continue to set higher standards for such service providers in their risk management capabilities in an effort to improve overall privacy protection. Technology-as-a-service providers could also encounter challenges as their target clients may face budget constraints. They will also have to contend with the threat of substitute products or services in this competitive market. As a result, technology-as-a-service providers should employ proper strategies to navigate through these market risks.

OVERVIEW OF TECHNOLOGY-AS-A-SERVICE FOR FINANCIAL INSTITUTIONS
Technology-as-a-service in the financial services ecosystem refers to a broad range of technology products and services provided to numerous participants, including financial institutions, and other stakeholders in the financial services sector including enterprises, government agencies and regulators, enabling them to enhance service quality, improve efficiency, reduce costs and manage risks. Technology-as-a-service for financial institutions primarily focuses on offering technology products and services for various types of financial institutions to meet their evolving business and technology needs.
Market size of technology-as-a-service for financial institutions
In 2020, China’s financial services market ranked the second-largest in the world by total assets. The total assets of financial institutions in China grew from RMB253.2 trillion in 2016 to RMB353.2 trillion in 2020, and total assets as a percentage of GDP increased from 339.4% in 2016 to 344.3% in 2020. Along with the growth of total assets, the number of financial institutions grew from approximately 22,200 in 2016 to over 29,500 in 2020, which included over 4,600 banking institutions, approximately 200 insurance companies, and more than 24,700 asset managers.
Total technology spending of financial institutions increased from RMB104.1 billion in 2016 to RMB276.8 billion in 2020, with a CAGR of 27.7%. With the increasing digitization of financial institutions, total technology spending of financial institutions is expected to reach RMB799.3 billion by 2025, representing a CAGR of 23.6% from 2020.
Total Technology Spending of Financial Institutions by Financial Sector, China, 2016-2025E

Source: CBIRC, PBOC, CIC
Note:
(1)
Others refer to financial institutions in other segments, including securities brokerage sector, consumer financing sector, etc.

Financial institutions’ technology spending can be divided into spending on hardware and spending on technology-as-a-service. Technology-as-a-service spending by financial institutions grew from RMB48.7 billion in 2016 to RMB141.2 billion in 2020 at a CAGR of 30.5%. Driven by technological advancements, financial institutions’ increasing demand for digitalization and favorable policies, technology-as-a-service spending by financial institutions is forecasted to grow at a CAGR of 25.9% to reach RMB446.7 billion by 2025.
Total Technology Spending of Financial Institutions by Spending Type, China, 2016-2025E

Source: CBIRC, IDC, PBOC, CIC
Market drivers of technology-as-a-service for financial institutions
The following factors are driving the market growth of technology-as-a-service for financial institutions:
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Evolving customer demand for digital financial services.   In the current Internet age, both retail customers and institutional clients seek for advanced digital financial services, and financial institutions have been trying to meet these demands by extending their services to include online payment, online trading, credit financing, etc. From 2016 to 2020, the total number of mobile banking accounts in China increased from 1.2 billion to 2.3 billion, and the digital penetration rate in terms of trading volume in banking industry increased from 84.3% to 90.9%. The increasing digital penetration and rapidly evolving customer demand will further highlight the importance of digital services capabilities of financial institutions, which can improve these capabilities through the adoption of technology-as-a-service.

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The need for greater efficiency and cost saving to maintain profitability.   Financial institutions in China are under increasing margin pressure as a result of higher compliance standards. Many financial institutions in China have been seeking to enhance efficiency and save cost through technology. Technology-as-a-service help financial institutions optimize their business processes with cutting- edge technology applications, significantly enhancing their overall operating efficiency and reducing labor costs. For example, many small financial institutions have faced low efficiency and operating costs introduced by cumbersome loan approval workflows. Technology-as-a-service can significantly shorten the loan processing time from a minimum of one week to a few hours through digitalization and automation. Additionally, growing business scale and increasing business complexities have increased operation difficulties and exposed financial institutions to higher risks, prompting them to adopt technology-as-a-service to enhance robust risk management. As a result, there has been increased investment in technology development by financial institutions to improve efficiency, and reduce costs and risks, driving the increase in the number of their technology affiliates from 23 in 2016 to 44 in 2020.

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Favorable policies and regulations.   Financial institutions are encouraged to adopt advanced technologies to optimize synergy effect in the financial service ecosystems and accelerate their digital transformation in a favorable regulatory environment. Some of the key rules and regulations published by regulatory authorities include the FinTech Development Plan (2022 – 2025) issued by the PBOC and the Fourteenth Five-Year Plan adopted in the fourth session of the 13th National People’s Congress.

OVERVIEW OF TECHNOLOGY-AS-A-SERVICE FOR ENTERPRISES, GOVERNMENT AGENCIES AND REGULATORS IN THE FINANCIAL SERVICES ECOSYSTEM
Technology-as-a-service for enterprises, government agencies and regulators in the financial services ecosystem primarily focuses on offering technology products and services for enterprises, government agencies and regulators to meet their evolving business and technology needs, including improving the business environment in which enterprises operate, delivering improved public services, and regulating more effectively and efficiently, ultimately empowering the digital transformation of the relevant stakeholders in the financial services ecosystem. Technology-as-a-service for enterprises, government agencies and regulators in the financial services ecosystem is primarily comprised of small and medium sized enterprises financing services, cross-border trade services, and related supporting services.
Market size of technology-as-a-service for enterprises, government agencies and regulators in the financial services ecosystem
The overall governmental spending of central and local governmental offices in China grew from RMB18.8 trillion in 2016 to RMB24.6 trillion in 2020, among which the technology spending of government agencies and regulators grew from RMB0.8 trillion in 2016 to RMB1.0 trillion in 2020 with a CAGR of 6.8%, with the governmental technology spending representing 4.1% of the overall governmental spending in China in 2020. It is expected that the governmental technology spending in China will further increase to RMB1.5 trillion in 2025, representing a CAGR of 8.9% between 2020 and 2025. Meanwhile, the overall governmental spending in Hong Kong grew from RMB32.5 billion in 2016 to RMB61.8 billion in 2020, among which the total governmental technology spending grew from RMB4.8 billion in 2016 to RMB7.2 billion in 2020, representing a CAGR of 10.6%.
Driven by economic growth and favorable policy support for the increased digitalization of the various industries, government agencies and regulators have been increasing their budget for technology innovation, which fuels the growth of technology-as-a-service for government agencies and regulators in the financial services ecosystem. Furthermore, a growing number of market participants including SMEs are being included in the expanding financial services ecosystem and benefit from financing and other value-added services such as data analytics, asset evaluation, and support for marketing and customer relationship management.
Technology-as-a-service spending by enterprises, government agencies and regulators in the financial services ecosystem in China, grew at a CAGR of 29.1% from RMB32.0 billion in 2016 to RMB89.0 billion in 2020, and is expected to reach RMB290.5 billion in 2025, representing a CAGR of 26.7% from 2020. Technology-as-a-service spending by enterprises, government agencies and regulators in the financial services ecosystem in Hong Kong grew at a CAGR of 28.3% from RMB2.0 billion in 2016 to RMB5.5 billion in 2020, and is expected to reach RMB14.9 billion in 2025 with a CAGR of 22.0% from 2020.
Total Technology Spending of Enterprises, Government Agencies and Regulators in the Financial Services Ecosystem by Spending Type, China and Hong Kong, 2016-2025E

Source: CBIRC, CSRC, HKMA, MoF, PBOC, SAMR, CIC
Market drivers of technology-as-a-service for enterprises, government agencies and regulators in the financial services ecosystem
The growth of technology-as-a-service for enterprises, government agencies and regulators in the financial services ecosystem in China and Hong Kong is driven by the following factors:
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Growing demand from enterprises, government agencies and regulators for higher quality technology services.   Enterprises, government agencies and regulators have burgeoning demand for technology-as-a-service, driving the growth of their technology spending. For instance, to improve the efficiency of risk management and regulatory compliance activities through technology, government agencies and technology enterprises have strongly promoted the development and implementation of regulation technology in China and Hong Kong. Thus, with such technology products available, regulators now have heightened targets and expectations on improving both business environment and regulation quality. To satisfy these new demands and provide a favorable environment for technology innovation, for example, the PBOC and HKMA have agreed to link up their respective networks of financial supervisory tools and create a one-stop platform allowing technology enterprises to test their innovative products across borders, thus facilitating financial technology innovation in China and Hong Kong. Meanwhile, the enterprises have increasing demand for diversified financial services, driven by the growth of economy and the increasingly favorable environment for business development. The number of enterprises in China grew from 26.0 million in 2016 to 43.3 million in 2020, 99.3% of which were SMEs that contributed more than 60.0% of China’s GDP. Total loans to micro and small enterprises originated from financial institutions in the banking sector grew from RMB20.8 trillion in 2016 to RMB42.7 trillion in 2020, representing a CAGR of 19.6%, with loans to micro and small enterprises as a percentage of total loans to enterprises increasing from 28.0% in 2016 to 38.6% in 2020.

•
Increasing need for business process optimization.   Many enterprises, government agencies and regulators have recognized the positive impact of increased digitalization on improving the efficiency of business and administrative processes, thus further driving their demand for technology services. In particular, the digital transformation initiatives were expedited during the COVID-19 pandemic, enabling enterprises, government agencies and regulators to improve their internal processes. In response to the COVID-19 pandemic crisis, China has taken an active role in using technologies to aid risk prevention and urban governance. Furthermore, the implementation of business services platforms, such as the Greater Bay Area Port Logistics Blockchain Platform and the Guangdong SME Financing Platform, has successfully contributed to improving the business environment in which the enterprises operate.

COMPETITIVE ANALYSIS OF THE TECHNOLOGY-AS-A-SERVICE MARKET IN THE FINANCIAL SERVICES ECOSYSTEM IN CHINA
Categorization of technology-as-a-service providers in the financial services ecosystem
The technology-as-a-service market in the financial services ecosystem generally consists of three major types of participants:
i.
Affiliates of financial institutions that provide technology-as-a-service both internally to their affiliated financial institutions and to external clients;

ii.
Traditional IT and software companies that provide traditional standard and customized IT software and services;

iii.
Internet companies that offer technology services leveraging their ecosystems, technology obtained from business operations and industry experience.

Compared to other market players, affiliates of financial institutions have competitive advantages such as financial services industry experience, opportunities to test solutions with their affiliated financial institutions during the development process, and access to government agencies, regulators and enterprises involved in the financial services ecosystem. Traditional IT and software companies often have established relationships with financial institutions that may regularly purchase software or traditional IT services. Internet companies often have advanced technology and diversified offerings but limited financial services industry experience.
Ranking of the top five listed technology-as-a-service providers in the financial services ecosystem
In 2020, listed technology-as-a-service providers in China generated total revenue of RMB58.5 billion through their financial software and services. Among these listed market players, the top five listed technology-as-a-service providers accounted for 28.2% of total financial software and services revenue. According to CIC, the Company ranked second among listed technology-as-a-service providers in China in terms of financial software and services revenue in 2020. The following table sets forth the top five listed technology-as-a-service providers in China in terms of financial software and services revenue in 2020.
Ranking of the top five listed technology-as-a-service providers in China in terms of financial software and service revenue, 2020
Ranking	Name of company	Total financial software and services revenue generated by listed companies, 2020 (RMB in billion)	Market share in terms of financial software and services revenue generated by listed companies (%)
1	Company A(1)	4.0	6.8%
2	The Company	3.3	5.7%
3	Company B(2)	3.1	5.3%
3	Company C(3)	3.1	5.3%
5	Company D(4)	3.0	5.1%
	Others	42.0	71.8%
	Total	58.5	100.0%

Source: CIC
Notes:
(1)
Company A, established in 1995, provides IT software and services for financial institutions including securities, funds, banks and wealth management companies.

(2)
Company B, established in 1996, provides IT software and services for various types of financial institutions, government agencies, etc.

(3)
Company C, established in 1996, provides IT software and services for financial institutions, especially insurance companies, healthcare institutions, etc.

(4)
Company D, established in 2001, provides IT software and services for financial institutions, healthcare institutions, government agencies, etc.

Key success factors of technology-as-a-service providers in the financial services ecosystem
•
Advanced technology capabilities generated from continuous innovation.   Advanced technologies and innovation capabilities enable technology-as-a-service providers in the financial services ecosystem to provide their clients with standard, reliable software and services. In addition, by leveraging cutting-edge technologies, leading market players are also able to quickly respond to customer requirements and fulfill a greater variety of needs of clients with integrated customized solutions.

•
Experience and insights.   Years of accumulated experience in the financial services industry can help technology-as-a-service providers in the financial services ecosystem better serve the needs of clients accurately and timely. Furthermore, leading market players can help clients achieve business growth by leveraging their industry insights.

•
Well-designed end-to-end solutions.   With experience gained from first-hand industrial practices, leading technology-as-a-service providers in the financial services ecosystem can provide comprehensive solutions covering the full scope of customers’ operations and effectively address the pain points of financial institutions, enterprises, government agencies and regulators. Furthermore, leading market players can provide integrated and tailored solutions with rapid deployment, easy scalability and higher security.
•
Brand building and customer penetration.   Early movers are well-positioned to establish leading market positions in the technology-as-a-service market in terms of customer acquisition, conversion and retention. These factors in turn bring them the competitive advantages in terms of increasing their brand awareness, accumulating experience, technologies, and industry insights.

OVERVIEW OF TECHNOLOGY-AS-A-SERVICE FOR FINANCIAL INSTITUTIONS IN SOUTHEAST ASIA
Market size of technology-as-a-service for financial institutions in Southeast Asia
Southeast Asian countries are still in the nascent stage of the digitalization of financial services industry and their banks are the major financial institutions embracing more technology-as-a-service. The total assets of banks in Southeast Asia grew from US$4.2 trillion in 2016 to US$5.3 trillion with a total number of 2,610 banks in 2020, and total assets as a percentage of GDP increased from 160.7% in 2016 to 173.5% in 2020.
Total technology spending of financial institutions increased from US$0.6 billion in 2016 to US$1.0 billion in 2020, with a CAGR of 13.9%. With favorable policies released by central banks in Southeast Asia encouraging digital transformation of financial institutions, total technology spending of financial institutions is expected to reach US$1.8 billion by 2025, representing a CAGR of 12.3% from 2020.
Total Technology Spending of Financial Institutions by Spending Type, Southeast Asia, 2016-2025E

Source: BDCB, BNM, BOL, BOT, BSP, CBM, MAS, NBC, OJK, SBV, CIC
Market drivers of technology-as-a-service for financial institutions in Southeast Asia
•
Increasing penetration rate of banking services.   At the end of 2020, the unbanked adult population percentage in the region recorded 45.9%, decreasing from 56.0% in 2016. Driven by the increasing penetration rate of bank services in the region, the unbanked adult population is forecasted to further decrease to 34.0% of the total adult population. Along with the increasing number of adults with bank accounts, the total assets of banks in the Southeast Asian countries is expected to increase to US$6.6 billion by 2025.

•
Increasing technology spending among banks.   Similar to major emerging markets worldwide, Southeast Asian countries are undergoing early stages of digital transformation. In 2020, total technology spending by banks in Southeast Asia as percentage of total research and development spending in Southeast Asia was 3.9%, while the percentage was 8.5% in China. Additionally, since 2020, many financial services authorities in Southeast Asia have released series of policies to enhance the digital transformation of finance systems and to encourage digitalization of products in the financial services industry, which is expected to drive further increase in the technology spending by financial institutions, especially banks.
•
Growing demand for digital financial services.   The total revenue generated from digital financial services in Southeast Asia reached US$12.4 billion in 2020, 30.1% (or US$3.7 billion) of which was from digital lending. With the increasing smartphone penetration and the demand for digital payment, digital lending and digital insurance, total revenue generated from digital financial services is expected to reach US$38.0 billion in 2025.

Competitive landscape of technology-as-a-service for financial institutions in Southeast Asia
The technology-as-a-service market for financial institutions in Southeast Asia is currently fragmented with no particular dominance among individual players. The main participants of technology-as-a-service market for financial institutions in Southeast Asia are local technology-as-a-service providers, international players, and Chinese players with regional Southeast Asia offices. Compared to international market players, Chinese technology-as-a-service providers are more competitive in providing technology solutions compatible for complex financial services to financial institutions in Southeast Asia because they have early-mover advantages in Southeast Asia due to geographical proximity. Compared to local market players, Chinese technology-as-a-service providers are more competitive in providing customized solutions through more advanced technologies in this market due to their industry expertise obtained from China’s technology-as-a-service market for financial institutions.

REGULATORY OVERVIEW

The following section sets forth updated information concerning certain regulations to which we are subject subsequent to the filing of our 2020 Form 20-F.
We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, judicial interpretations, rules and regulations relevant to our business and operations in the PRC.
REGULATIONS RELATING TO FOREIGN INVESTMENT
The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law of the PRC, or the Company Law, which was issued by the Standing Committee of the National People’s Congress, or the NPC Standing Committee, on December 29, 1993 and took effect on July 1, 1994. It was last amended on October 26, 2018. Unless otherwise provided in the PRC’s foreign investment laws, the provisions of the Company Law shall prevail.
Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Industries in which Foreign Investment is Encouraged (2020 edition), or the 2020 Catalog, and the Special Administrative Measures for Foreign Investment Access (Negative List 2021), or the 2021 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the Negative List. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other applicable Chinese regulations. Under the 2021 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%. Part of our business is subject to such 50% foreign invested equity cap. Under the 2021 Negative List, any domestic enterprise operating business in the sectors prohibited by the 2021 Negative List to issue and trade shares abroad shall obtain the consent of the relevant competent authorities of the State, and it does not mention that if it is applicable to indirect overseas listing. On January 18, 2022, the spokesperson of the NDRC in a press conference confirmed that the application of the foresaid provision is limited to the direct listing of domestic enterprises involving in industries prohibited for foreign investment by the 2021 Negative List.
On March 15, 2019, the NPC Standing Committee issued the Foreign Investment Law of the PRC, or the Foreign Investment Law, which took effect on January 1, 2020. It replaced the major laws and regulations governing foreign investment in the PRC, namely, the Law of the PRC on Sino-foreign Equity Joint Ventures, the Wholly Foreign-owned Enterprise Law of the PRC and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations.
The Foreign Investment Law mainly stipulates four forms of foreign investments: (a) a foreign investor, individually or collectively with other investors, establishes a foreign- invested enterprise within PRC; (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (d) foreign investors invest in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council of the PRC. It does not mention the relevant concept and regulatory regime of VIE structures and uncertainties still exist in relation to its interpretation and implementation.
Under the Foreign Investment Law, foreign investment is accorded pre-admission national treatment, which means that treatment given to foreign investors and their investment shall not be less favorable than those given to domestic investors and their investments, except where a foreign investment falls under the Negative List. It also provides several protective rules and principles for foreign investors and their investments in the PRC, including, foreign investors’ funds can be freely transferred out and into the territory of the PRC through the entire life cycle from the entry to the exit of foreign investment, a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises will be established, and the state shall not expropriate any foreign investment except under special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner.
In addition, the Foreign Investment Law subjects foreign investors and foreign-invested enterprises to legal liabilities for failing to report their investment information in accordance with the requirements of an information reporting system that will be established. It also provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law, which means that foreign invested enterprises may be required to adjust their structure and corporate governance in accordance with the PRC Company Law and other laws and regulations governing the corporate governance.
On December 26, 2019, the State Council promulgated the Implementation Regulations for the Foreign Investment Law, which became effective on January 1, 2020. The Implementation Regulations for the Foreign Investment Law implement the legislative principles and purpose of the Foreign Investment Law, emphasize on promoting the foreign investment and refine the specific measures, and also replaced the implementation rules of the Law of the PRC on Sino-foreign Equity Joint Ventures, the Wholly Foreign-owned Enterprise Law of the PRC and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. On December 26, 2019, the Supreme People’s Court issued an Interpretation on Several Issues Concerning the Application of the Foreign Investment law of the PRC, which also came into effect on January 1, 2020. The interpretation applies to any contractual dispute arising from acquisition of the relevant rights and interests by a foreign investor through gift, division of property, merger of enterprises, division of enterprises, etc. On December 30, 2019, MOFCOM and the SAMR jointly issued the Measures on Reporting of Foreign Investment Information, which replaced the existing filing and approval procedures regarding the establishment and change of foreign-invested companies. On December 31, 2019, MOFCOM issued the Announcement on Matters Relating to Foreign Investment Information Reporting, emphasized the information reporting requirements provided by the Measures on Reporting of Foreign Investment Information, and stipulated the forms for information reporting.
On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021. Pursuant to the Measures for the Security Review of Foreign Investment, a working mechanism office in charge of the security review of foreign investment will be established, and any foreign investment which has or could have an impact on national security shall be subject to security review by such working mechanism office. The Measures for the Security Review of Foreign Investment further require that a foreign investor or its domestic affiliate shall apply for clearance of national security review with the working mechanism office before they conduct any investment into any of the following fields: (i) investment in the military industry or military-related industry, and investment in areas in proximity of defense facilities or military establishment; and (ii) investment in any important agricultural product, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, critical technologies and other important fields which concern the national security where actual control over the invested enterprise is obtained.
REGULATIONS RELATING TO VALUE-ADDED TELECOMMUNICATION SERVICES
The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, issued by the State Council of the PRC on September 25, 2000 and last amended on February 6, 2016, provide the general framework for the provision of telecommunication services by PRC companies. It requires a telecommunication service provider in China to obtain an operating license from the Ministry of Industry and Information Technology, or MIIT, or its provincial counterparts, prior to commencement of operations.
The Telecommunications Regulations categorize telecommunication services in China as either basic telecommunications services or value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations and issued by MIIT, on December 28, 2015 and last amended on June 6, 2019, online data processing, transaction processing and information services provided via fixed network, mobile network and internet, cluster communication services, internet data center (“IDC”) services, content delivery network services, domestic internet protocol virtual private network services and internet access services are value-added telecommunication services.

On July 3, 2017, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on September 1, 2017. The Telecom Permit Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses. Operators are required to submit an application within the prescribed period to the original permit-issuing authority with respect to changes in the business scope or the operating entity resulting from shareholder changes or the merger and division of the company as prescribed under relevant regulations.
REGULATIONS ON FOREIGN INVESTMENT IN THE VALUE-ADDED TELECOMMUNICATIONS INDUSTRY
Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which was issued by the State Council on December 11, 2001 and last amended on February 6, 2016. Under the FITE Regulations, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China shall not exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a good track record and experience in providing these services. However, under the Circular on Loosening the Restriction on Foreign Shareholdings in Online Data Processing and Transaction Processing Business (for E-commerce), or Circular 196, issued by MIIT on June 19, 2015, foreign investors may hold up to 100% of all equity interest in an online data processing and transaction processing business operating e-commerce in China, while other requirements provided by the FITE Regulations shall still apply. Apart from e-commerce, the 2021 Negative List also provides that foreign investors may hold 100% equity interest in domestic multi-party communications, data collection and transmission services and call centers. The MIIT’s Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued on July 13, 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic companies holding value-added telecommunications services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of businesses in China.
In addition to restricting dealings with foreign investors, the MIIT Circular contains a number of detailed requirements applicable to operators of value-added telecommunications services, including that operators or their shareholders must legally own the domain names and trademarks used in their daily operations and each operator must possess the necessary facilities for its approved business operations and maintain its facilities in the regions covered by its license. The MIIT or its provincial counterparts have the power to require corrective actions after they discover any non-compliance by operators, and where operators fail to take those steps, the MIIT or its provincial counterparts can revoke the value-added telecommunications services licenses.
The Catalog of Telecommunications Businesses provides that the IDC services refer to the placement, agency maintenance, system configuration and management services provided for users’ servers or other internet/network-related equipment in a form of outsourced lease by utilizing the corresponding machine room facilities, as well as the lease of database systems, servers and other equipment, lease of the storage spaces of such equipment, lease of communication lines and export bandwidth on an agency basis, and other application services. The operator of IDC services needs to obtain a value-added telecommunications business license, and states its business category as IDC B11. The business scope of foreign-invested telecommunications companies are limited to the business opened according to China’s WTO commitments in accordance with the 2021 Negative List. In addition, China’s commitment to open telecommunication business does not include IDC business pursuant to the Protocol on the Accession of the PRC, executed on November 10, 2001.
In view of the foregoing foreign ownership restrictions, we have established several domestic VIEs to engage in the business of value-added telecommunications services. For more information, please see the section headed “Contractual Arrangements” in this document. Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements compliant with applicable PRC foreign investment laws and regulations.

REGULATIONS ON MOBILE INTERNET APPLICATION INFORMATION SERVICES
On June 28, 2016, the Cyberspace Administration of China, or CAC, issued the Administrative Provisions on Mobile Internet Application Information Services on June 28, 2016, which took effect on August 1, 2016, requiring internet information service providers, or ICPs, who provide information services through mobile internet applications, or APPs, to authenticate the identity of the registered users, establish procedures for protection of user information, establish procedures for information content censorship and management, ensure that users are given adequate information concerning an APP and are able to choose whether an App is installed and whether or not to use an installed App and its functions and keep records of users’ logs for 60 days. If an ICP violates these regulations, mobile app stores through which the ICP distributes its APPs may issue warnings, suspend the release of its APPs, or terminate the sale of its APPs, and/or report the violations to governmental authorities.
ICPs are also required under the Interim Measures on the Administration of Pre- Installation and Distribution of Applications for Mobile Smart Terminals, which was issued on December 16, 2016 and took effect on July 1, 2017, to ensure that APPs, as well as its ancillary resource files, configuration files and user data, can be conveniently uninstalled by a user, unless it is a basic function software (i.e., software that supports the normal functioning of hardware and operating system of a mobile smart device).
On March 12, 2021, CAC, MIIT, Ministry of Public Security together with State Administration for Market Regulation promulgated the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, clarifying that mobile Internet application operators shall not deny users’ access to basic app functions and services in the event that the users disagree with collection of unnecessary personal information.
REGULATIONS RELATING TO CYBER SECURITY AND PRIVACY PROTECTION
Regulations on Cyber Security.
In recent years, PRC government authorities have enacted laws and regulations with respect to cyber security and protection of personal information from abuse or unauthorized disclosure. Pursuant to the Decision on the Maintenance of Internet Security issued by the NPC Standing Committee on December 28, 2000, which was amended on August 27, 2009, persons may be subject to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights and other activities prohibited by relevant laws and regulations.
The Administration Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security, or MPS, on December 16, 1997 and amended by the State Council of the PRC on January 8, 2011, prohibits using the internet in ways that result in a leak of state secrets or a spread of socially destabilizing content. The MPS has supervision and inspection powers and relevant local security bureaus may also have jurisdiction. If a value-added-telecommunications service license holder violates these measures, the government of the PRC may revoke its value-added-telecommunications service license and shut down its websites.
On November 7, 2016, the NPC Standing Committee promulgated the Cyber Security Law of the PRC, or Cyber Security Law, which took effect on June 1, 2017, pursuant to which, network operators must comply with laws and regulations and fulfil their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks must take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. It also states that: network operator may not collect personal information that is irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties.
The Regulations on Cyber Security Supervision and Inspection of Public Security Organs, which was issued by the MPS on September 15, 2018 and came into effect on November 1, 2018, is an important basis for the

Public Security Bureau to strengthen the enforcement of the Cyber Security Law. In addition, on July 22, 2020, the MPS issued the Guiding Opinions on Implementing the Cybersecurity Protection System and Critical Information Infrastructure Security Protection System to further improve the national cybersecurity prevention and control system.
Pursuant to the Ninth Amendment to the Criminal Law issued by the NPC Standing Committee on August 29, 2015, which took effect on November 1, 2015, any Internet service provider that fails to fulfil the obligations related to internet information security administration as required by applicable laws and refuses rectification orders is subject to criminal penalty for (i) any dissemination of illegal information in large scale, (ii) any severe effect due to leakage of the client’s information, (iii) any serious loss of criminal evidence, or (iv) other severe situation. These amendments also state that any individual or entity that (i) sells or provides personal information to others that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal penalty for severe violations. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which took effect on June 1, 2017. It clarifies several concepts regarding the crime of “infringement of citizens’ personal information,” including “citizen’s personal information,” “provision,” and “unlawful acquisition.”
In addition, the PRC General Provisions of the Civil Law, which was issued by the NPC Standing Committee on March 15, 2017 and took effect on October 1, 2017, requires personal information of individuals to be protected. Any organization or individual requiring personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process, or transmit such personal information, or illegally buy, sell, provide, or publish such personal information. The General Provisions of the Civil Law of the PRC has been repealed by the Civil Code of the PRC, which was issued by the National People’s Congress on May 28, 2020 and came into effect from January 1, 2021. The Civil Code of the PRC integrates the rules and guidelines set forth by the Contract Law, the General Principles of the Civil Law, the General Provisions of the Civil Law and other basic civil laws of the PRC. The Civil Code of the PRC built the foundation of developing the civil and commercial legal regime in China. On February 24, 2022, the Supreme People’s Court issued the Interpretation on Several Issues Concerning the Application of the General Provisions of the Civil Code of the People’s Republic of China, which will become effective on March 1, 2022 and explain the application of the Civil Law.
Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of APPs Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019.
On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes.
The recommended national standard, Information Security Technology Personal Information Security Specification, puts forward specific refinement requirements on the collection, preservation, use and commission processing, sharing, transfer, public disclosure, etc. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cyber security and other personal information protection, it will be used as the basis for judging and making determinations. On November 28, 2019, The Notice of Identification Method of Application Illegal Collection and Use of Personal Information was issued, which provides a reference for the identification of App illegal collection and use of personal information, and provides guidance for App operators’ self-inspection and self-correction and netizens’ social supervision.

On December 15, 2019, the Provisions on Ecological Governance of Network Information Content was issued by CAC, which has come into effect on March 1, 2020. These provisions require network information content service platform to perform its duties as the information content administrator, strengthen ecological governance of the network information contents of its own platform, and foster a positive, healthy, progressive and amicable cyber culture.
The Measures on Cyber Security Review was jointly issued on April 13, 2020 and took effect on June 1, 2020. It provides detailed rules regarding cyber security review, any operator in violation of the regulations shall be penalized in accordance with Article 65 of the Cyber Security Law. The On December 28, 2021, the CAC, together with other twelve governmental authorities published the Measures for Cyber Security Review, or the New Cyber Security Review Measures, which replaces the Measures for Cybersecurity Review published in 2020 and the New Cyber Security Review Measures became effective on February 15, 2022. Pursuant to the New Cyber Security Review Measures and other PRC cybersecurity laws and regulations, critical information infrastructure operators, or the CIIOs, that purchase internet products and services or the online platform operators that carry out data processing activities, which affect or may affect national security, shall be subject to the cybersecurity review. Moreover, where an online platform operator who possesses personal information of over one million users intends to apply for foreign listing, it must be subject to the cybersecurity review. Meanwhile, the New Cyber Security Review Measures grants the competent authorities the right to initiate a cybersecurity review without application, if any member organization of the cybersecurity review mechanism has reason to believe that any internet products, services or data processing activities affect or may affect national security. Cybersecurity review shall focus on the assessment of the following national security risk factors of the relevant object or situation: (i) risks of illegal control, interference or destruction of critical information infrastructure brought about by the use of products and services; (ii) the harm caused by supply interruption of products and services to the business continuity of critical information infrastructure; (iii) security, openness, transparency and diversity of sources of products and services, reliability of supply channels, and risks of supply interruption due to political, diplomatic, trade or other factors; (iv) information on compliance with the PRC laws, administrative regulations and departmental rules by product and service providers; (v) risks of theft, disclosure, damage, illegal use or cross-border transfer of core data, important data or large amounts of personal information; (vi) risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments after overseas listing; and (vii) other factors that may endanger critical information infrastructure security and national data security.
On June 10, 2021, the SCNPC issued the Data Security Law of the PRC, or the Data Security Law, which came into effective on September 1, 2021. The Data Security Law clarifies the scope of data to cover a wide range of information records generated from all aspects of production, operation and management of government affairs and enterprises in the process of the gradual transformation of digitalization, and requires that data collection shall be conducted in a legitimate and proper manner, and theft or illegal collection of data is not permitted. Data processors shall establish and improve the whole-process data security management rules, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. In addition, data processing activities shall be conducted on the basis of the graded protection system for cybersecurity. Monitoring of the data processing activities shall be strengthened, and remedial measures shall be taken immediately in case of discovery of risks regarding data security related defects or bugs. In case of data security incidents, responding measures shall be taken immediately, and disclosure to users and report to the competent authorities shall be made in a timely manner.
On July 30, 2021, the State Council promulgated the Regulations of Security Protection for Critical Information Infrastructure, which became effect on September 1, 2021. The regulations provide that, among others, critical information infrastructure, or the CIIO, means important network facilities and information systems in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology industry and others that may seriously harm national security, national economy, people’s livelihood and public interests once damaged, disabled or its data disclosed. Operators shall, base on leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyberattack and criminal activities, to ensure the safe and stable operation of CIIO, maintain data integrity, confidentiality, and availability pursuant to relevant laws, regulations and the mandatory requirements of national standards. Moreover, the competent supervisory departments of relevant important industries abovementioned shall organize the recognition of the CIIO and promptly notify the operators and Public Security Department of The State Council of the results of the identification.
On October 29, 2021, CAC published Draft Outbound Data Transfer Security Assessment Measures that outline the security assessment process for the outbound data transfer. It references the Cybersecurity Law, the Data Security Law, and the PIPL, and supplements the implementation of their provisions on cross-border data transfer. Data handlers that provide outbound important data that is collected or produced through operations within the territory of the PRC, or personal information where a security assessment shall be conducted according to the law, shall conduct a security assessment according to the provisions of these Measures. Data handlers providing data outbound shall apply for outbound data transfer security assessment with the Cyberspace Administration in any of the following circumstances: personal information and important data collected and produced by critical information infrastructure operators; where the data transferred outbound contains important data; personal information handlers handling the personal information of over 1 million people providing personal information outbound; cumulative provision outbound of the personal information of more than 100,000 people or the sensitive personal information of more than 10,000 people; other circumstances where the Cyberspace Administration provides data export security assessment must be applied for. The Draft Outbound Data Transfer Security Assessment Measures also provides the security assessment procedures, submissions, important assessment factors, and legal liabilities.
On November 14, 2021, the CAC publicly solicited the Draft Regulations on Cyber Data Security Management. The Draft Regulations on Cyber Data Security Management covers a wide range of cyber data security issues and applies to the use of networks to carry out data processing activities, as well as the supervision and management of data security in the PRC. It sets out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Pursuant to such draft regulations, a cybersecurity review will be imposed on a data processor which (i) processes personal information of one million or more users and applies for listing in a foreign country, (ii) applies for listing in Hong Kong and may impact national security, or (iii) engages in activities or transactions that may impact national security. Most of the regulatory details under the Draft Regulations on Cyber Data Security Management have already been embodied in the now-effective texts of the Data Security Law and the PIPL. Key requirements under such regulations include that data processors should be in compliance with the requirements of cybersecurity multi-level protection, strengthen the data processing system, data transmission network, data storage environment and other security protection, processing of important data systems in principle should meet more than the third level of cybersecurity multi-level protection and critical information infrastructure security protection requirements; data processors should establish a data security emergency response mechanism, and promptly start the emergency response mechanism in the event of a data security incident; the detailed rules for data processors to apply when providing personal information to third parties, or sharing, trading or entrusting important data to third parties; the scenarios of cybersecurity review; the definitions of important data and operators’ security protection obligations; the detailed rules on cross-border data transfer which added missing details to the PIPL; data processors processing personal information of more than one million people shall also comply with the regulations for processing of important data; data processors dealing with important data or listing offshore should carry out an annual data security assessment on their own or entrusted data security services, and each year before January 31, data security assessment report for the previous year shall be reported to the municipal-level cyberspace administration department. The enforcement includes business fines of up to RMB10 million depending on the severity of the effects of violation and potential business suspension and/or revocation of business license. As of the Latest Practicable Date, the Draft Regulations on Cyber Data Security Management had not come into effect.
Regulations on Privacy Protection
On December 13, 2005, the MPS issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006, requiring internet service providers to utilize standard technical measures for internet security protection.
Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT on December 29, 2011 and that took effect on March 15, 2012, ICPs are also prohibited from collecting any personal user information or providing any information to third parties without the consent of the user. The Cyber Security Law provides an exception to the consent requirement where the information is anonymous, not personally identifiable and unrecoverable. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of user personal information and may only collect information necessary for its services. ICPs are also required to properly maintain user personal information, and in case of any leak or likely leak of user personal information, ICPs must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.
In addition, the Decision on Strengthening Network Information Protection issued by the NPC Standing Committee on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires ICPs to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, MIIT’s Order on Protection of Personal Information of Telecommunications and Internet Users, which was issued on July 16, 2013 and took effect on September 1, 2013, contains detailed requirements on the use and collection of personal information as well as the security measures to be taken by ICPs.
On August 22, 2019, CAC promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, any Internet service operator should inform that child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, Internet service operators should take measures like encryption when storing children’s personal information.
The SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law on August 20, 2021, which took effect on November 1, 2021. According to the Personal Information Protection Law, personal information is all kinds of information, recorded by electronic or other means, related to identified or identifiable natural persons, not including information after anonymization handling. The principles of legality, propriety, necessity, and sincerity shall be observed for personal information handling. Moreover, the Personal Information Protection Law specifically specified the rules for handling sensitive personal information, which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts and individual location tracking, as well as the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities, and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties. Any personal information processor outside the territory of the PRC under the circumstance where the activities of domestic natural persons are analyzed and evaluated shall establish a special agency or designate a representative within the territory of the PRC to be responsible for handling matters relating to personal information protection. Where a personal information processor really needs to provide personal information outside the territory of the People’s Republic of China due to business or other needs, it shall meet one of the conditions prescribed by the Personal Information Protection Law, such as, passing the security evaluation organized by the CAC, or other conditions prescribed by laws, administrative regulations or the CAC. Where an overseas organization or individual engages in the personal information processing activities infringing upon the personal information rights and interests of PRC citizens or endangering the national security and public interests of the PRC, the CAC may include such organization or individual in the list of subjects to whom provision of personal information is restricted or prohibited, announce the same, and take measures such as restricting or prohibiting provision of personal information to such organization or individual.
On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Combatting Illegal Securities Activities in Accordance with the Law, or the July 6 Opinion, which called for the enhanced cross- border regulatory cooperation and administration and supervision of overseas-listed China- based companies. Along with the promulgation of the July 6 Opinion, laws and regulations regarding data security, cross-border data flow and management of confidential information are expected to undergo further changes, which may require increased information security responsibilities and stronger cross-border information management mechanism and process.

On September 17, 2021, the CAC, together with eight other departments, issued the Guidance Opinions on Strengthening the Comprehensive Governance of Internet Information Service Algorithms, effective on the same day, providing that an algorithm security comprehensive governance pattern shall be gradually established in the coming three years. According to this Guidance Opinions, enterprises should establish algorithmic security responsibility system and scientific and technological ethics review system, improve the algorithm security management organization, strengthen risk prevention and trouble detection, improve the ability and level of responding to algorithmic security emergencies. Enterprises should also strengthen the sense of responsibility and take the main responsibility for the results produced by the application of algorithms.
REGULATIONS RELATING TO E-COMMERCE
On August 31, 2018, the NPC Standing Committee promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the operators of e-commerce platforms and the possible legal consequences if operators of e-commerce platforms are found to be in violation of legal obligations. For example, pursuant to the E-Commerce Law, an operator of an e-commerce platform shall give appropriate reminders to business operators on its platform who have not completed the registration of market entities to complete such registration. Also, an operator of an e-commerce platform is legally obligated to verify and register the information of the business operators on its platform, prepare emergency plans in response to possible cyber security incidents, keep the transaction information for no less than three years from the date on which the transaction has been completed, establish rules on the protection of intellectual property rights and conform to the principle of openness, fairness and justice. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.
REGULATIONS ON OUTSOURCING BY BANKS
The Guidelines for Management of Outsourcing Risks of Banking Financial Institutions, or the Outsourcing Risk Guidelines, issued and effective on June 4, 2010, requires banks engaging in outsourcing to establish outsourcing risk management guidelines and incorporate these guidelines into their overall risk management systems. The Outsourcing Risk Guidelines, which generally regulates outsourcing by banks, defines “outsourcing” as an act whereby a banking financial institution commissions some business activities originally handled by itself to a service provider for sustained operations and such service provider may be an independent third party, a subsidiary, an affiliated company, or a related party established in or outside China by the parent company of the banking financial institution or its affiliates.
REGULATIONS ON OUTSOURCING BY INSURERS
Various guidelines regulate outsourcing by insurance companies, including Guidelines for Information System Security of Insurance Companies (Trial) issued on November 16, 2011, which set outs the requirements and prudential standards for information technology outsourcing by insurance companies. The insurance company shall not outsource its information system security to any third party.
On December 30, 2021, the Measures for the Regulation of IT Outsourcing Risks of Banking and Insurance Institutions was issued by CBIRC, which became effective on the same date, and put forward comprehensive requirements for IT outsourcing of banking and insurance institutions, including the requirements on IT outsourcing governance, access, monitoring and evaluation, risk management. According to such measures, IT outsourcing refers to the activities that banking and insurance institutions entrust the information technology activities originally handled by themselves to service providers for processing. Information technology activities involving processing important data of insurance institutions and customers’ personal information in the cooperation between insurance institutions and other third parties shall be managed in accordance with the relevant requirements of such measures.

REGULATIONS RELATING TO LOAN FACILITATION
On December 1, 2017, the Group Head Office of Internet Financial Risk Special Rectification and the Group Head Office of the P2P Network Loan Risks jointly issued the Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, which regulates “cash loan” businesses conducted by internet micro-finance companies, banking financial institutions and online lending information intermediaries. Circular 141 defines “cash loans” as loans that are unrelated to the circumstances of their use, with no designated use for the loan proceeds, no qualification requirement for the borrower and no collateral for the loan. The definition of a cash loan under Circular 141 is vague and subject to further regulatory interpretation. Circular 141 sets forth various prohibitions and obligations on banking financial institutions participating in “cash loan” businesses, including that: (i) extension of loans jointly with any third-party institution that has not obtained approvals for the lending business, or funding to such institutions for the purpose of extending loans in any form, is prohibited; (ii) with respect to a lending business conducted in collaboration with a third-party institution, outsourcing of the core business (including the credit assessment and risk control) is prohibited, and any credit enhancement service, whether or not in disguised form (including the commitment to bear the risk of default), provided by any third-party institutions without guarantee qualification are also prohibited, and (iii) banking financial institutions must require and ensure that such third-party institutions do not collect any interest or fees from the borrowers. Any violation of Circular 141 may result in criminal liability and various penalties, including suspension or cessation of business operations, sanctions, rectification, rejection of filing, and revocation of license.
In addition, the Notice on Specific Rectification Implementation Plans for Risk of Online Microfinance Businesses of Microfinance Companies, or Circular 56, provides that the online lending business conducted by microfinance companies in collaboration with a third-party institution, may not include any credit enhancement service in disguised form (including the provision of a “drawer agreement” guarantee) or underlying commitments by the third-party institution. Third-party institutions collaborating with microfinance companies are also prohibited from collecting any interest or fees from borrowers. Violation of Circular 56 may result in various penalties.
On August 1, 2019, the General Office of the State Council issued and promulgated the Guidance on Promoting the Healthy Development of the Platform Economy, which provides that the market-access management and supervision of financial services provided through online platforms in the finance sector are regulated by the laws, regulations and other relevant rules. In addition, entities conducting financial information intermediaries services and transaction-matching services are subject to the market-access management pursuant to relevant laws.
On December 31, 2021, the People’s Bank of China, MIIT, CBRC, CSRC, CAC, SAFE and the intellectual property office issued the Measures for Administration of Internet Marketing of Financial Products (Draft for comments), which regulate financial institutions or internet platform operators entrusted by such financial institutions carrying out internet marketing activities of financial products. Pursuant to this draft, financial institutions shall not entrust other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft also prohibits third-party online platform operators from involving in the sale of financial products, including interactive consultation with consumers on financial products, suitability assessment of financial consumers, execution of sale contracts and transfer of funds. In addition, online platform operators are not allowed to participate in the income sharing of financial business in a disguised way by setting various charging mechanisms linked to the loan scale and interest scale.
REGULATIONS RELATING TO PRIVATE INVESTMENT FUNDS
The Securities Investment Fund Law of PRC, issued by the NPC Standing Committee on October 28, 2003 and amended on April 24, 2015, governs the administration and supervision of securities investment funds, which includes private investment funds. In addition, private investment funds are regulated by rules and regulations enacted by the China Securities Regulation Commission, or CSRC, and the Asset Management Association of China, or AMAC.
The CSRC issued the Interim Measures for the Supervision and Administration of Private Investment Funds, or the Interim Measures, which took effect on the same date. Under the Interim Measures, “private funds” are investment funds established by raising capitals from qualified investors (as defined in the Interim Measures) in a non-public manner within the territory of the PRC. The Interim Measures contains provisions relating to fund manager registration, private fund record keeping and filing requirements, qualified investor systems, regulations on fund raising by private funds, industry self- regulation and the supervision and administration measures of private funds.
Under the Interim Measures, the establishment of management institutions of private funds and the formation of private funds are not subject to administrative examination and approvals. However, fund managers are subject to a maximum number of qualified investor limits, required to register with the AMAC and must comply with its record keeping and filing requirements, in particular the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation) issued by AMAC on January 17, 2014 that took effect on February 7, 2014.
According to the Administration Measures for the Funding Raising of Private Investment Funds, or the Fund Raising Measures, issued on April 15, 2016 and effective from July 15, 2016, only two kinds of institutions are qualified to conduct fund raising for private investment funds: (a) private fund managers registered with the AMAC (only applicable when raising funds for the funds established and managed by themselves); and (b) fund distributors with a fund distribution license who are AMAC members in case of authorization of such private fund managers. In addition, the Fund Raising Measures set forth detailed procedures for conducting fund raising business, and also require fund management service providers to comply with certain anti-money laundering requirements. On December 23, 2019, AMAC issued the Notice regarding the Filing Procedure for Private Investment Funds, which clarifies the procedural requirements upon the completion of fund raising by private investment funds, and specifies the scope of material issues to be filed with AMAC.
On December 7, 2018, AMAC released the Notice for Private Fund Manager Registration, or the Notice, which set further requirements for the registration and ongoing compliance matters for private fund managers.
The Head Office of the Group for the Special Remediation of Internet Financial Risks issued the Notice on Strengthening the Renovation of Asset Management Business through the Internet and Launching Acceptance Work, or Circular 29, on March 28, 2018. Circular 29 states that an asset management business conducted through the internet is subject to the oversight of financial regulatory authorities and the relevant licensing requirements. Any public issuance or sale of asset management products through the internet would be deemed to be a financing business and the relevant asset management licenses or permits are required to conduct such business. Any entities, including internet asset management platforms, are not allowed to publicly raise funds through “directed commission plans,” “directed financing plans,” “wealth management plans,” “asset management plans,” “transfers of right to earnings” or similar products, or to act as an agent for any type of trading exchanges to sell asset management products without permission. Circular 29 also provides a grace period from April 2018 to the end of June 2018 for the relevant entities to make necessary rectifications. In the event of non-compliance, the competent PRC authority may impose administrative penalties, which include, deregistration of telecommunication business license, websites bans, removal of mobile APP and/or revocation of industrial and commercial business license.
REGULATIONS ON THE INSURANCE INDUSTRY
The legal framework for monitoring and administering insuring activities within the territory of the PRC is underpinned by laws and regulations including the Insurance Law of the PRC promulgated by the SCNPC on June 30, 1995, effective on October 1, 1995 and last amended on April 24, 2015, and administrative regulations, departmental provisions and other regulatory documents stipulated in accordance with the Insurance Law.
On October 28, 2021, the CBIRC promulgated Implementing Measures for Administrative Licensing and Record-filing of Insurance Intermediaries, or the Implementing Measures, which took effect in February 1, 2022. The Implementing Measures regulates insurance agencies, insurance brokers and insurance adjustment institutions via providing requirements on qualification criteria, shareholders, registration and filing formalities, and so on and so forth.
Regulations on insurance brokerages
The Provisions on the Supervision and Administration of Insurance Brokers, or the POSAIB, issued by the CIRC on February 1, 2018 and effective on May 1, 2018, establish that an insurance broker is subject to the approval of the CIRC. The term “insurance brokers” refers to an entity engaging in the insurance brokering business that meets the qualification requirements specified by the CIRC and has obtained the license to operate an insurance brokering business with the approval of the CIRC. Insurance brokering business includes both direct insurance brokering, which refers to brokering activities on behalf of insurance applicants or the insured in their dealings with the insurance companies, and reinsurance brokering, which refers to brokering activities on behalf of insurance companies in their dealings with reinsurance companies. An insurance broker may be either a limited liability company or a joint stock limited company. According to the POSAIB, the minimum registered capital of an insurance brokerage firm whose business area is not limited to the province, autonomous region, municipality directly under the Central Government or city under separate state planning where industrial and commercial registration formalities are undergone shall be RMB50 million; the minimum registered capital of an insurance brokerage firm whose business area is the province, autonomous region, municipality directly under the Central Government or city under separate state planning where industrial and commercial registration formalities are undergone shall be RMB10 million. Insurance brokerage companies legally formed before the POSAIB come into force shall remain in existence, and the specific measures for application to those failing to meet all of the conditions in the POSAIB shall be separately developed by the CIRC.
An insurance brokerage firm may conduct the following insurance brokering businesses: (i) making insurance proposals, selecting insurance companies and handling the insurance application procedures for the insurance applicants; (ii) assisting the insured or the beneficiary to claim compensation; (iii) reinsurance brokering business; (iv) providing consulting services to clients with respect to disaster and damage prevention, risk assessment and risk management; and (v) other business activities approved by the CIRC.
Pursuant to the Insurance Law and the POSAIB, to operate insurance brokerage business within the territory of the PRC, an insurance broker shall satisfy the requirements stipulated by the CIRC and obtain a license to operate insurance brokerage business. The minimum paid-in registered capital of an insurance broker that conducts business within the province it is registered is RMB10 million, while the minimum paid-in registered capital of a cross-province insurance broker is RMB50 million. The registered capital of an insurance broker must be fully paid in cash by shareholders using their self-owned, true and lawful funds instead of bank loans or other funds not owned by shareholders. In addition, an insurance broker shall set up a designated account book to record the income and expenditure of the insurance brokerage business. An insurance broker shall open an independent designated account for client funds. The following funds shall only be deposited in the designated account for client funds: (i) insurance premiums paid by policyholders to insurance companies; and (ii) surrender value and pay-outs collected on behalf of policyholders, insured and beneficiaries. An insurance broker shall also open an independent account for commissions it collects.
Regulations on insurance Agents
The Provisions on the Regulation of Insurance Agents promulgated by the CBIRC on November 12, 2020 and came into effect on January 1, 2021, a concurrent-business insurance agency branch may carry out insurance agency business after obtaining the corresponding authorization from the corporation and shall promptly report the relevant situation via the regulatory information system. Where a concurrent-business insurance agency corporation authorizes a branch of a province, autonomous region, municipality directly under the central government or city specifically designated in the state plan other than that where its place of registration is located to engage in insurance agency business, it shall designate a branch to be responsible for all matters concerning insurance agency business management in the region.
Regulation relating to Internet Insurance Business
On July 22, 2015, the CIRC issued the Interim Measures for the Regulation of Internet Insurance Business, or Internet Insurance Interim Measures, pursuant to which no institutions or individuals other than insurance institutions (namely, insurance companies, insurance agency companies, insurance brokerage companies and other qualified insurance intermediaries) may engage in the internet insurance business. Under the Internet Insurance Interim Measures, insurance institutions are allowed to conduct internet insurance business through both self-operated online platforms and third-party online platforms. Self-operated online platforms refer to online platforms duly set up by insurance institutions. Third-party online platforms refer to online platforms providing network supporting services for internet insurance business activities of insurance consumers and insurance institutions. Both self-operated online platforms and third-party online platforms are required to meet certain conditions and are subject to certain requirements. The Measures for the Regulation of Internet Insurance Business, or Regulatory Measures, were promulgated by CBIRC on December 7, 2020, came into effect on February 1, 2021 and repealed the Internet Insurance Interim Measure simultaneously. According to the Regulatory Measures, “Internet insurance business” refers to insurance operating activities such as conclusion of insurance contracts and provision of insurance services that are conducted by insurance institutions relying on the Internet; Internet insurance business shall be carried out by legally established insurance institutions rather than other institutions or individuals. An insurance institution shall sell internet insurance products or provide insurance brokerage and insurance loss adjustment services via its self-operated network platform or the self-operated network platform of any other insurance institution, and the insurance application page shall belong to its self-operated network platform, except where any government department requires policyholders to complete the entry of insurance application information on the network platform prescribed by the government in the public interest. “Self-operated network platform” refers to any network platform being independently operated while enjoying complete data permission, which is legally established by an insurance institution for the purpose of internet insurance business operation; No network platform established by any branch of an insurance institution or any non-insurance institution with a related-party relationship with an insurance institution in terms of equity, personnel, etc., belongs to the category of self-operated network platform. An insurance institution shall continue to raise the level of risk prevention and control of internet insurance business, improve the risk monitoring, early warning and early intervention mechanism, ensure the independence of the operation of its self-operated network platform.
REGULATIONS RELATING TO TAXATION
REGULATIONS RELATING TO INTELLECTUAL PROPERTY
Regulations on Patent Law
Patents in the PRC are mainly protected under the Patent Law of the PRC, or the Patent Law, which was issued by the NPC Standing Committee on March 12, 1984 and last amended on October 17, 2020 and such amendment became effective on June 1, 2021, and its implementation rules, which were promulgated by the State Council of the PRC on December 21, 1992 and last amended on January 9, 2010. The Patent Law and its implementation rules provide for three types of patents: “invention,” “utility model” and “design.” “Invention” refers to any new technical solution relating to a product, a process or improvement thereof; “utility model” refers to any new technical solution relating to the shape, structure, or their combination, of a product, which is suitable for practical use; and “design” refers to any new design of the shape, pattern, color or the combination of any two of them, of a product, that creates an aesthetic feeling and is suitable for industrial application. Invention patents are valid for 20 years, while design patents and utility model patents are valid for 10 years, each calculated from the date of application. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.
If a dispute arises due to patent infringement, the dispute must be settled through consultation involving both parties. If one or both parties are unwilling to submit to consultation, or if the consultation fails, then the patentee or any interested party may initiate legal proceedings in the People’s Court, or request the patent administrative department to handle the matter.
Regulations on Copyright and Software Products
Under the Copyright Law of the PRC issued by the NPC Standing Committee on September 7, 1990, which was last amended on November 11, 2020 and such amendment became effective on June 1, 2021, works of Chinese citizens, legal persons or other organizations, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Similarly, under the Computer Software Protection Regulations issued by the State Council on June 4, 1991, last amended on January 30, 2013 and effective on March 1, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on the software they develop, regardless of whether the software has been released publicly. Software copyright commences from the date on which the development of the software is completed. A software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council of the PRC. A registration certificate issued by the software registration institution is a preliminary proof of the registered items. The protection period for software copyright of a legal person or other organizations shall be fifty years, concluding on December 31 of the fiftieth year after the software’s initial release. In order to further implement the Computer Software Protection Regulations, the National Copyright Administration issued the Measures for the Registrations of Computer Software Copyright effective on February 20, 2002, which provides procedures for software copyright registration, license contract registration and transfer contract registration. The Copyright Protection Center of the PRC is mandated as the software registration institution under the regulations.
REGULATIONS RELATING TO FOREIGN EXCHANGE
REGULATIONS ON ANTI-MONOPOLY AND UNFAIR COMPETITION
The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007, which became effective on August 1, 2008, and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR on October 23, 2020, which became effective on December 1, 2020, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this Law and examination of national security shall be carried out pursuant to the relevant provisions of the State. On October 23, 2021, the SCNPC published for public comment the Anti-monopoly Law (Revised Draft), or the Draft Revised Anti-monopoly Law, which provides, among others, that the market regulation department of the State Council shall be responsible for anti-monopoly law enforcement, and that business operators shall not abuse data, algorithms, technology, capital advantages and platform rules to exclude or limit competition. The draft also requires relevant government authorities strengthen the examination of concentration of undertakings in areas such as finance, media, science and technology, and enhances penalties for violation of the regulations regarding concentration of undertakings.
On February 7, 2021, the Anti-monopoly Commission of the State Council issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that specifies some of activities of internet platforms may be identified as monopolistic and concentrations of undertakings involving variable interest entities are subject to anti-monopoly scrutiny as well.
According to the Law of the People’s Republic of China against Unfair Competition, or the Anti-Unfair Competition Law promulgated by the SCNPC on September 2, 1993 and amended on November 4, 2017 and April 23, 2019, operators shall not undermine their competitors by engaging in improper activities, including but not limited to, taking advantage of powers or influence to affect a transaction, market confusion, commercial bribery, misleading false publicity, infringement of trade secrets, illegitimate premium sale and commercial libel. Any operators who violate the Anti-Unfair Competition Law by engaging in the foregoing unfair competitive activities shall be ordered to cease such illegal activities, eliminate the influence of such activities or compensate for the damages caused to any party. The competent supervision and inspection authorities may also confiscate the illegal gains or impose fines on such operators.
REGULATIONS ON M&A RULES AND OVERSEAS LISTINGS
On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAMR, the CSRC and SAFE, issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which took into effect on September 8, 2006 and were amended on June 22, 2009. Foreign investors are subject to the M&A Rules when they purchase equity interest of a domestic company or subscribe for the increased capital of a domestic company that changes a domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets via such foreign-invested enterprise; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. The M&A Rules also provide that if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger or acquisition shall be subject to examination and approval by MOFCOM.
The M&A Rules and other recently adopted regulations and rules concerning mergers and acquisitions also establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on offshore listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based offshore-listed companies. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), collectively the Draft Overseas Listing Regulations, which regulate overseas securities offering and listing activities by domestic companies in direct or indirect form. The Draft Overseas Listing Administration Provisions, if adopted in its current form, will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities. Pursuant to such regulations, domestic enterprises which issue securities or list overseas will be required to complete filing procedure with and report to the CSRC. The Draft Overseas Listing Regulations provide that if the issuer meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) any of the revenue, net profit, total assets or net assets of the domestic companies accounted for more than 50% of the respective audited revenue, net profit, total assets or net assets of the issuer within the latest fiscal year; (ii) a majority of the officers responsible for management of the issuer are PRC citizens or have their usual place of residence located in mainland China, the issuer’s main place of operation is within mainland China. It is unclear whether either or both of the above criteria need to be satisfied. Where an issuer makes an application for initial public offering to competent overseas regulators, the issuer must submit to the CSRC filing documents within three working days after such application is submitted. The CSRC also require the domestic enterprises to submit regulatory opinions, assessment opinions or approvals issued by relevant authorities as filing materials. Overseas offerings and listings that are prohibited by specific laws and regulations, constitute threat to or endanger national security, involve material ownership disputes on shareholding, main assets, core technology or other aspects, the PRC domestic companies, their controlling shareholder or actual controller involving in certain criminal offence, material non-compliance or investigation, or directors, supervisors and senior management of the issuer involving in certain criminal offence, administrative penalties or investigation, among other circumstances, are explicitly forbidden. The Draft Overseas Listing Regulations also require subsequent report to the CSRC on material events, such as material change in principal business and change of control.
As of the date of this document, the Draft Overseas Listing Regulations were released for public comments and the final version and effective date of such regulations are subject to change with substantial uncertainty. If the Draft Overseas Regulations become effective in their current form before the listing is completed, we may be required to complete the filing procedures with the CSRC.

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information since the filing of our 2020 Form 20-F relating to selected aspects of our history and corporate structure.
OVERVIEW
We are a leading technology-as-a-service, provider for the financial services industry in China with an expanding global presence. Our technology solutions address the significant technology spending needs by financial institutions that seek to expedite digital transformation and ensure sustainability. By integrating extensive financial industry expertise with market-leading technology, we simplify the digitalization process of our customers by not only providing proven solutions, but also enabling our customers to apply technologies in complex business scenarios.
Our history traces back to December 2015, when Shanghai OneConnect, a PRC limited liability company, was originally founded by Ping An Financial Technology, a wholly-owned subsidiary of Ping An, and Urumqi Guang Feng Qi Investments Limited Partnership (“Guang Feng Qi”) to provide technology solutions to financial institutions. The Ping An Group holds a full suite of financial services licenses and its operations span the insurance, banking, securities, trust, investment, leasing, healthcare and technology industries, while Guang Feng Qi was a limited partnership established to hold interests in Shanghai OneConnect for the benefit of certain senior employees of Ping An and its affiliates.
To facilitate our initial public offering in the United States, we undertook a reorganization (the “Reorganization”). As part of the Reorganization, we incorporated our Company under the laws of the Cayman Islands in October 2017 as the new holding company of the Group, and conducted business through its subsidiaries and variable interest entities controlled by the Company by virtue of the Contractual Arrangements.
In December 2019, we listed our ADS on the NYSE under the symbol “OCFT.”
MILESTONES
The following is a summary of our key milestones:
Year	Event
2015	Shanghai OneConnect was founded.
2016	We submitted five patent applications and established our retail banking division.
2017	We established our small and medium enterprises division and our insurance division. The “Smart Insurance Cloud” conference was held. Our Company was formed as a part of the Reorganization.
2018
We launched our Gamma Research Institute.
We completed our A-round of financing with a size of US$750 million.
We established our Singapore and Hong Kong subsidiaries to expand our geographical presence and to commence our virtual banking business.
We were recognized by KPMG as one of the “China Leading FinTech 50” and by the International Data Corporation as one of the “IDC FinTech Ranking Top 100”.

2019
We were granted a Hong Kong virtual bank license.
We completed our initial public offering on the NYSE and listed our ADSs under the symbol “OCFT.”
We were recognized by KPMG as one of the “China Leading FinTech 50” and by the International

Year	Event
Data Corporation as one of the “IDC FinTech Ranking Top 100” for the second consecutive year.
2020
We were recognized by KPMG as one of the “China Leading FinTech 50” and by the International Data Corporation as one of the “IDC FinTech Ranking Top 100” for the third consecutive year.
We were recognized by the International Data Corporation as one of the “IDC China FinTech Ranking Top 50” in the same year.
We completed our follow-on public offering on the NYSE.

2021
We displayed our financial technology solutions for the third time at the World Artificial Intelligence Conference 2021 held in Shanghai.
We were recognized by KPMG as one of the “China Leading FinTech 50” and by the International Data Corporation as one of the “IDC FinTech Ranking Top 100” for the fourth consecutive year.
We were also recognized by the International Data Corporation as one of the “IDC China FinTech Ranking Top 50” for the second consecutive year.
We have also won the “Wu Wenjun AI Science and Technology Progress Award (Enterprise Engineering Innovative Project Category)”.

2022	We were recognized as one of the “Forbes Blockchain 50” by Forbes.
PRINCIPAL OPERATING SUBSIDIARIES
Details of the principal subsidiaries of our Group which, among other things, made a material contribution to our results of operations during the Track Record Period and which are each a private company (the “Principal Operating Subsidiaries”) are set out in the section headed “Notes to the Historical Financial Information —  1 General Information and Basis of Presentation — 1.2 Organization and principal activities” in the Accountant’s Report.
LISTING ON THE NYSE AND FOLLOW ON OFFERING
In December 2019, the Company completed an initial public offering and was listed on the NYSE. We issued and sold an aggregate of 31,200,000 ADSs (excluding ADSs offered in the exercise of the over-allotment option), representing 93,600,000 Shares at a public offering price of US$10.0 per ADS. In January 2020, the underwriters for our initial public offering partially exercised their over-allotment options to purchase an addition of 3,520,000 ADSs. The net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by our Company, we received from the initial public offering and the partial exercise of over-allotment options totaled approximately US$311.0 million.
In August 2020, the Company completed a follow-on public offering of 20,700,000 ADSs (included the exercise in full of the underwriters’ option to purchase additional ADSs), representing an aggregate of 62,100,000 Shares, at a price of US$18.0 per ADS. The gross proceeds raised was approximately US$372.6 million, and the net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by our Company, was approximately US$357.7 million. Goldman Sachs (Asia) L.L.C. was one of the representatives of the underwriters for our follow-on offering.
Since the date of our listings on the NYSE and up to the Latest Practicable Date, our Directors confirm that we had no instances of non-compliance with the rules of the NYSE in any material respects, and to the best knowledge of our Directors after having made all reasonable enquiries there is no matter that should be brought to investor’s attention in relation to our compliance record on the NYSE.
REASON FOR THE LISTING
We are currently seeking to have our Shares listed on the Main Board of the Hong Kong Stock Exchange in order to have the dual primary listing status in both the United States and Hong Kong. Our Directors consider that it is a critical step towards integrating the Company’s shareholdings and capital structure with the capital market in Hong Kong, and with the stature and prestige of having the Shares listed on the Hong Kong Stock

Exchange, the Company will enhance its competitive position in pursuing its growth strategy particularly in Hong Kong and the Southeast Asia, which the Company believes is beneficial and will create value for its Shareholders.
INVESTMENT PRIOR TO THE NYSE LISTING
In January and April 2018, we issued an aggregate of 99,999,999 Shares to our A-Round investors, namely, FinTech Business Innovation LPS, SBI Holdings, Inc., SBI Stellars Fintech Fund I LP, SBI Stellars Fintech Fund II LP, SBI Stellars Fintech Fund III LP, Jumbo Sheen Fintech Investment Co., Ltd., Oceanwide Financial Technology Co., Ltd., BOCOMI Hermitage Global Fintech Fund LP, Fangyuan Investment Management Limited, Huateng Fintech Co., Ltd., Bloom Vast Limited and SVF FAX SUBCO (SINGAPORE) PTE. LTD., for a total consideration of US$750.0 million.
ACQUISITIONS
Acquisition of Vantage Point Technology
Pursuant to a share subscription and share purchase agreement dated July 23, 2018, we agreed to acquire 51.7% equity interest in Vantage Point Technology by way of capital injection and equity transfer from Independent Third Parties for a total amount of RMB244,940,000. The consideration was fully settled on June 28, 2019. Vantage Point Technology is a company providing asset liability management solutions and we believe that the acquisition has enabled us to expand our service offerings into the area of assets and liabilities management to banks.
Acquisition of Beijing BER
Pursuant to an equity transfer agreement dated June 14, 2019 (and as amended), we acquired 80% equity interest in Beijing BER Technology Co., Ltd., now known as Beijing BER Technology Development Co., Ltd. (“Beijing BER”) from Independent Third Parties for a consideration of
RMB96,000,000, which has been fully settled on July 10, 2019. Beijing BER is a service provider specialized in scenario-based retail digital banking platform establishment and operation and we believe that the acquisition has enabled us to enlarge our customer base and enrich our business scenarios.
Acquisition of View Foundation
Pursuant to a share purchase agreement dated August 12, 2019, we agreed to acquire 100% of the shares of View Foundation International Limited (“View Foundation”) from an Independent Third Party for an amount of RMB276,700,000. The consideration was been fully settled on June 28, 2021.
View Foundation has a PRC-incorporated subsidiary, Zhang Tong Shun which has entered into contractual arrangements with Shenzhen CA and the Shareholders of Shenzhen CA, which, allow View Foundation, through Zhang Tong Shun, to exercise effective control over the business operation of Shenzhen CA and enjoy the relevant economic interests derived from it. Shenzhen CA is engaged in the provision of digital certification and related services and solutions. For further details, please refer to the section headed “Contractual Arrangements” in this document.
Acquisition of Fuguan International and Beijing Jinyongtai
Pursuant to equity transfer agreements dated August 12, 2020 (and as amended), we agreed to acquire 100% equity interest in Beijing Fuguan International Consulting Co., Ltd. (“Fuguan International”) from Independent Third Parties for an amount of RMB21,671,470. The consideration was fully settled on October 20, 2020. Pursuant to equity transfer agreements dated November 23, 2020 (and as amended), we agreed to acquire 100% equity interest in Beijing Jinyongtai Insurance Broker. Co., Ltd. (“Beijing Jinyongtai”) from Independent Third Parties for an amount of RMB37,407,347.19. The consideration was fully settled on April 9, 2021.
Fuguan International has a subsidiary which holds an insurance agency license and Beijing Jinyongtai has an insurance broker license, and we believe these acquisitions allow us to expand into the internet insurance business.

The consideration of the above acquisitions was determined after arm’s length negotiations among the parties with reference to various factors, such as the financial performance of the targets and the strategic value of the targets to the Group, such as the value of their respective proprietary assets and/or licenses held. The above transactions have been legally completed and settled and any necessary approvals from the relevant authorities have been obtained.
PUBLIC FLOAT
So far as our Directors are aware, immediately following the completion of the Listing (without taking into account any Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan and assuming no changes to our issued share capital between the Latest Practicable Date and the Listing), the following persons, (i) Ping An (through its subsidiaries);
Rong Chang (iii) Sen Rong and (iv) directors and chief executives of our Company and subsidiaries who will hold their position and directorship on the Listing Date and own our Shares or ADSs by themselves or through shareholding vehicles, will hold approximately [REDACTED]% of our issued Shares in aggregate, and such Shares will not be counted towards the public float for the purpose of Rule 8.08 of the Listing Rules after the Listing.
CORPORATE STRUCTURE
Set forth below is the simplified shareholding based on our register of members and corporate structure of our Group showing our subsidiaries and Consolidated Affiliated Entities as of the Latest Practicable Date.

Ping An(1)
Rong Chang(2)(4)
Sen Rong(3)(4)
Shareholders holding ADSs and other Shares held by the Depositary(5)
Other public Shareholders(6)
30.43%
16.30%
16.07%
37.44%
0.01%
Our Company
100%
Jin Yi Tong Limited
100%
Jin Yi Rong Limited
100%
Ping An OneConnect Bank (Hong Kong) Limited ("OneConnect Bank")
100%
Jin Rong Tong Limited
100%
OneConnect Financial Technology (Hong Kong) Co., Limited
10%
100%
Jin Huang Cheng Limited
100%
OneConnect Financial Technology (Singapore) Co., Pte. Ltd.
90%
PT OneConnect Financial Technology Indonesia
100%
OneConnect Smart Technology (Malaysia) Sdn. Bhd.
99.99%
OneConnect Smart Technology Philippines, Inc.(7)
100%
Jin Tai Yuan Limited
100%
Jin Cheng Long Limited
100%
100%
View Foundation
Offshore
Onshore
Shanghai OneConnect
100%
Shenzhen OneConnect(3)
Shenzhen OneConnect Technology
Zhang Tong Shun
100%
Shanghai Finance Shield
100%
Zhuhai Yirongtong
100%
Beijing OneConnect Digital Finance Technology Co. Ltd. (北京壹賬通數字金融科技有限公司)
100%
Fuguan International
100%
Beijing Jinyongtai
100%
Beijing Mei An Insurance – Sales Agent Co., Ltd. (北京美安保險銷售有限公司)
100%
Shenzhen Xinxuan Internet Technology Co., Ltd. (深圳鑫軒網絡科技有限公司)
100%
Shenzhen OneConnect Chuang Pei Technology Co., Ltd. (深圳壹賬通創配科技有限公司)
99.90%
Shenzhen Kechuang Insurance Assessment Co., Ltd. (深圳市科創保險公估有限公司)(8)
80%
Beijing BER(9)
100%
Shenzhen BER Internet Information Service Co., Ltd. (深圳市寶潤興業互聯網信息服務有限公司)
100%
OneConnect Blockchain
51.67%
Vantage Point Technology(10)
100%
Nanjing Vantage Point
51%
Shenzhen OneConnect Information Technology Service Co., Ltd.(11) (深圳壹賬通信息科技服務有限公司)
Shenzhen CA
100%
Ping An OneConnect Cloud Technology (Shenzhen) Co., Ltd. (平安壹賬通雲科技(深圳)有限公司)

Notes:
(1)
Representing 353,077,356 Shares directly held by Bo Yu as at the Latest Practicable Date, and 3,000,000 Shares represented by 1,000,000 ADSs directly held by China Ping An Insurance Overseas (Holding) Limited (“Ping An Overseas”) based on public filings with the SEC. Bo Yu is a company incorporated in the BVI and an indirect wholly owned subsidiary of Ping An, a joint stock company incorporated in the PRC with limited liability and listed on the Hong Kong Stock Exchange (stock code: 2318) and the Shanghai Stock Exchange (stock code: 601318). Ping An Overseas is also a subsidiary of Ping An. Bo Yu and its holding companies, including Ping An, are certain of our Controlling Shareholders. For details, please refer to the section headed “Substantial Shareholders” in this listing document.
(2)
Rong Chang is a company incorporated in the BVI, and directly held by two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of certain senior employees of Ping An and its subsidiaries or associates (the “RC Beneficiaries”). The RC Beneficiaries include certain directors of Ping An and five of our Directors, namely Dr. Wangchun Ye, Ms. Rong Chen, Ms. Sin Yin Tan, Mr. Wenwei Dou and Ms. Wenjun Wang. The nominee shareholders act upon, and vote and pass resolutions in relation to the matters of Rong Chang, in accordance with the instructions from the a five-person management committee (the “RC Management Committee”). As of the Latest Practicable Date, the five members of the RC Management Committee represent the RC Beneficiaries in making investment decisions for and supervise the management and operation of Rong Chang. The RC Management Committee includes our Directors, namely Mr. Wenwei Dou and Ms. Wenjun Wang.

(3)
Sen Rong is a company incorporated in the BVI, and directly wholly-owned by Yi Chuan Jin, a company incorporated in the BVI. Yi Chuan Jin is in turn directly held by Mr. Jie Li (李捷) and Ms. Liang Xu (許良) as to 50% each. Mr. Jie Li is an employee of our Group and Ms. Liang Xu was an employee of our Group and is a present employee of the Ping An Group.

Pursuant to the amended and restated option agreement dated May 12, 2021 (the “Amended and Restated Option Agreement”), each of Mr. Jie Li and Ms. Liang Xu has granted call options (the “Offshore Call Options”) to Bo Yu over their respective 5,000 ordinary shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time (the “Option Shares”). Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu. In exercising the Offshore Call Options, in lieu of receiving the Option Shares, Bo Yu may elect to receive all or part of the Shares held by Sen Rong and therefore indirectly owned by Mr. Jie Li and Ms. Liang Xu through their holding of the Option Shares, and all securities in our Company which are derived from such Shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, in lieu of the Option Shares. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Yi Chuan Jin prior to Bo Yu’s exercise of the Offshore Call Options. The exercise price per Option Share is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by, among other things, (a) the volume weighted average price of the Shares of the Company during a defined period and (b) dividends, distributions and certain dilutive events.
Pursuant to the amended and restated option agreement dated January 29, 2018 (the “Amended and Restated Onshore Option Agreement”), each of Mr. Jie Li and Ms. Liang Xu has also granted call options to Ping An Financial Technology, the parent company of Bo Yu (the “Onshore Call Options”) over their respective 50% equity interest in Shenzhen Lanxin Enterprise Management Co., Ltd. (“Shenzhen Lanxin”), representing 100% of his/her equity interest in Shenzhen Lanxin, and all equity interests in Shenzhen Lanxin which are derived from such equity interests after the date of the Amended and Restated Onshore Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Shenzhen Lanxin prior to Bo Yu’s exercise of the Offshore Call Options. The Onshore Call Options are exercisable, in whole or in part, during the ten year period beginning one year after the date of our Company’s initial public offering on the NYSE, or such other period as extended by Ping An Financial Technology by written notice. The exercise price of the Onshore Call Options is calculated pursuant to a formula, which is, among others things, based upon a predetermined value and a multiple of 6.8% per annum, net of any amount previously made in respect of such rate.
(4)
As of the Latest Practicable Date, Rong Chang directly held 190,660,545 Shares in our Company, and Sen Rong directly held 188,061,642 Shares in our Company. Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of our Company on its behalf. As such, Rong Chang and Sen Rong as a concert group led by Rong Chang (which in turn is controlled by the RC Management Committee) were collectively interested in approximately 32.37% of the total issued capital of our Company as of the Latest Practicable Date.
(5)
Including 66,171,600 Shares (as at the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan. The Depositary is not entitled to exercise the voting rights attached to such Shares pursuant to the deposit agreement; only the holder of the ADSs representing such Shares, once issued pursuant to the exercise or vesting of the relevant awards, may exercise the relevant voting rights by giving the necessary instructions to the Depositary.

(6)
Representing Shareholders each holding less than 0.05% of the issued Shares of our Company as at the Latest Practicable Date. These Shareholders consist of certain of our A-Round Investors, and other investors that invested in our Company following our acquisition of Vantage Point Technology and BER Technology, who have converted most of their Shares into ADSs.

(7)
The remaining minority shareholders in OneConnect Smart Technology Philippines, Inc. consist of four individuals each holding less than 0.01% interest and who are not Independent Third Parties.

(8)
The remaining minority shareholders in Shenzhen Kechuang Insurance Assessment Co., Ltd. (“Shenzhen Kechuang”) are Leng Yuanliang, general manager of Shenzhen Kechuang who held 0.05% direct interest, and Fang Hua, an Independent Third Party who held 0.05% direct interest, as of the Latest Practicable Date.

(9)
The remaining minority shareholders in Beijing BER are Beijing Baorun Wealth Investment Partnership (Limited Partnership) which held approximately 15.8% direct interest, the executive partner of which is the chairman of Beijing BER, Mr. Han Tongtong, and Zhang Bin, a supervisor of Beijing BER who held approximately 4.2% direct interest, as of the Latest Practicable Date.

(10)
The remaining minority shareholders in Vantage Point Technology include Wang Xi (王犀), who held approximately 24.83% direct interest, and Hangzhou Lianchuang Yongyi Investment Partnership (Limited Partnership), which held approximately 4.04% direct interest, as of the Latest Practicable Date. The other minority shareholders each do not hold more than 3% interest in Vantage Point Technology and are all Independent Third Parties. Our Group wrote a put option on the remaining 48.3% equity interest in Vantage Point Technology, which provides the non-controlling shareholders of Vantage Point Technology with the right to require our Group to purchase the remaining equity interest subject to the terms and conditions of the put option.

(11)
The remaining minority shareholder in Shenzhen OneConnect Information Technology Service Co., Ltd. is Shenzhen Ping An Investment Development Co., Ltd., which held a 49% direct interest.

HISTORY AND CORPORATE STRUCTURE

PRC LEGAL COMPLIANCE
SAFE Registration in the PRC
According to the SAFE Circular 37 promulgated by the SAFE on July 4, 2014 and with effect from the same date, which replaced the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Resident’s Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (the “SAFE Circular 75”), the domestic resident shall conduct foreign exchange registration for offshore investment with the SAFE before a domestic resident contributes its legally owned onshore or offshore assets and equity into an SPV, and modify corresponding registration information accordingly when any change of stipulated circumstances occurs. Failure to comply with relevant regulations on foreign exchange registration could result in punishment and subject the PRC subsidiaries of such special purpose vehicle to restrictions on foreign exchange activities, including but not limited to restriction on distribution of dividends to offshore shareholders.
Our PRC Legal Advisor have advised us that Mr. Wenwei Dou, Ms. Wenjun Wang, Mr. Jie Li and Ms. Liang Xu have completed the registration under the Safe Circular 37 on October 25, 2017 and December 4, 2017.
M&A Rules
MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry & Commerce, the China Securities Regulatory Commission, and the SAFE jointly promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”) on August 8, 2006, which came into effect on September 8, 2006 and was amended by MOFCOM on June 22, 2009. The M&A Rules require that a SPV, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals through acquisition of shares of or equity interests in PRC domestic companies shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.
Our PRC Legal Advisor have advised us that based on its understanding of the current applicable PRC laws and regulations, the aforesaid prior CSRC approval for this listing under the M&A Rules is not required because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether listings like ours under this document are subject to the M&A Rules, (ii) our wholly-owned PRC subsidiaries were not established through mergers or acquisitions of “PRC domestic companies” as such term is defined under the M&A Rules using equities as consideration, (iii) that no provision in the M&A Rules clearly classified contractual arrangements as a type of transaction subject to the M&A Rules, and (iv) this is a listing by way of introduction of a company that has been listed in the United States. However, our PRC Legal Advisor further advises that there is uncertainty as to how the M&A Rules will be interpreted or implemented.

BUSINESS

The following section sets forth updated and supplemental information since the filing of our 2020 Form 20-F relating to selected aspects of our business and operations as well as a current description of our overview, strengths, and strategies.
MISSION
Create value for financial services by leveraging our technology and expertise.
OVERVIEW
We are a leading technology-as-a-service provider for the financial services industry in China with an expanding global presence. Our technology solutions address the significant technology spending need by financial institutions that seek to expedite digital transformation and ensure sustainability. We believe “technology + business” is our key competitive advantage and a driving force of how we continue to win and engage with our customers. By integrating extensive financial industry expertise with market-leading technology, we simplify the digitalization process of our customers by not only providing proven solutions, but also enabling our customers to apply technologies in complex business scenarios. This process enables our customers to improve efficiency, enhance service quality, reduce costs and mitigate risks. Our broad, high quality and growing customer base included 100% of large and joint-stock banks, 98% of city commercial banks, 63% of property and casualty insurance companies and 47% of life insurance companies in China, as of September 30, 2021. According to CIC, we ranked second among listed TaaS providers in China in terms of financial software and services revenue in 2020.
Market Opportunity
The current digital era has demonstrated the acute need for the financial services industry to adopt advanced technologies to keep up with innovation. COVID-19 and the resulting changes in working arrangements have widened the performance gap between financial institutions that have invested significantly in technology and those that have not. In China, the need for digital transformation is especially pronounced, due to the fact that financial service providers need to, on one hand, compete with internet competitors seeking to disrupt the industry and on the other hand, cope with the structural shift of their business resulting from China’s ongoing economic transformation. However, most financial institutions lack the in-house talent and capabilities to conduct digital transformation, thus creating a huge market for integrated, end-to-end solutions provided by trusted and reputable partners. Similarly, regulatory authorities and many other companies, when dealing with financial institutions, also see the benefit of digital transformation and are in need for upgrading their own system and infrastructure. According to CIC, financial institutions’ total technology spending in China totaled RMB276.8 billion in 2020, which is expected to grow at a CAGR of 23.6% from 2020 to RMB799.3 billion in 2025. In Hong Kong and Southeast Asia, financial institutions’ technology spending totaled US$0.8 billion and US$1.0 billion in 2020, respectively, and is expected to grow at a CAGR of 15.8% and 12.3% from 2020 to 2025, respectively.
Our Solutions
Our integrated technology solutions span digital retail banking, digital commercial banking, and digital insurance segments with comprehensive solutions, encompassing sales management, risk management and operation support services within each segment. We have also built and operate a proprietary Gamma Platform, which is a technology infrastructural platform for financial institutions. With more than 1,000 modules and 4,200 APIs from IaaS to SaaS, our product and service offerings can be deployed either on an integrated basis to deliver full-stack end-to-end solutions or on an incremental basis to quickly respond to customer requirements.

•
Digital Retail Banking.   We provide solutions that enable financial institutions to enhance their retail business. Through our intelligent operation solution, we help financial institutions to conduct customer-relationship management, product development and daily operation management in an effective manner. With our intelligent risk management solutions, financial institutions can better mitigate risk and reduce costs through more accurate risk assessment and process automation.

•
Digital Commercial Banking.   We provide solutions that enable financial institutions to better serve their corporate customers. These solutions integrate intelligent service platform for relationship managers, an intelligent product development platform for easy-to-configure lending products and an AI-empowered intelligent risk management platform. Leveraging proprietary data across specific scenarios such as international trades and supply chain finance, we also provide services platforms for government agencies and regulators to facilitate SME financing.

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Digital Insurance.   We provide insurance companies with suites of solutions to digitalize their entire insurance process, helping insurance companies handle marketing, customer management and claim processing. We also provide service management platforms to participants around auto aftermarket scenarios and healthcare services scenarios. These solutions leverage leading AI technology and proven scenario insights to deliver value-added results for our customers.

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Gamma Platform.   We have built and operate an integrated Gamma Platform that consolidates digital infrastructure for financial institutions in areas including core banking, AI customer service, regtech, digitalized management, open platform, blockchain and financial cloud solutions. For example, our Gamma Platform offers a solution that helps financial institutions to replace manual input systems with an AI-powered system, thus significantly reduces operational cost. Our Gamma platform provides a secure and flexible environment, allowing our customers to efficiently migrate, manage and enhance their technology infrastructure and significantly simplify their digital transformation process.

To broaden our coverage in the financial services industry, we have been expanding the reach of our ecosystem and our overseas customer base in recent years.
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Ecosystem.   We partner with government agencies and industry partners to develop a digitalized open ecosystem to facilitate the growth and digitalization of the financial services industry in China. For example, we have built enterprise services and trade services platforms, which enable various government agencies in China to provide SME financing services digitally. We have also developed intelligent tools for various regulators across China, enabling them to provide intelligent financial supervision and services digitally. For example, we developed an SME finance platform for a financial government agency of Guangdong province in 2020 and Hong Kong’s first blockchain trade finance network project for a Hong Kong financial regulator in 2018. As of September 30, 2021, we had collaborated with 62 government agencies and regulators, 41 IT service providers and our ecosystem benefited approximately two million SMEs.

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Overseas.   Our overseas businesses continue to expand. Our Hong Kong operations have been growing steadily, espeacially after the official launch of our virtual bank in 2020. Seizing the accelerated demand for digitalization since the COVID-19 pandemic, our digital banking solutions in Southeast Asia have gained significant traction with financial institutions. For example, our outreach in Southeast Asia covers the regional top 12 financial institutions, including the top 3 regional banks and two of the world’s top ten insurance companies. In April 2020, we helped the Abu Dhabi government construct a secure and reliable digital sandbox, which enables financial institutions and technology companies to collaborate and develop financial solutions via access to high quality APIs and reference architectures. We have also collaborated with a number of financial institutions and enterprises in 20 countries and territories including Singapore, Malaysia and Indonesia.
Our Customers
We have established significant coverage across a wide range of customers. Our financial institution customers, which mainly consist of banks and insurance companies, included 100% of large and joint-stock banks, 98% of city commercial banks, 63% of property and casualty insurance companies and 47% of life insurance companies in China as of September 30, 2021. In addition, we had also served 109 overseas financial institutions and 62 government agencies and regulators as of September 30, 2021.
Starting from 2021, we shifted our customer development strategy from primarily expanding customer base to deepening customer engagement, with a focus on those who tend to have more sizable and stable demand for our solutions and have more potential to become premium and premium plus customers. In line with our strategic focus on deepening customer engagement, we categorize our customers based on different revenue thresholds met during any particular fiscal year. Our number of premium customers(1) grew from 473 in 2019 to 594 in 2020, while in the nine months ended September 30, 2020 and 2021, 484 and 604 of our customers had already reached the premium customer threshold, respectively. In 2020, we had 168 premium plus customers(2), while in the nine months ended September 30, 2021, 154 of our customers had already reached the premium plus customer threshold. We believe that our premium and premium plus customers are helpful performance indicators that measure our level of customer engagement, and the increase in these customers ultimately helps bolster our future growth.
Our Value Propositions
Many financial institutions struggle to maintain a balance between topline growth and profitability. We address this pain point directly by providing solutions that allow our customers to improve efficiency, enhance service quality, reduce costs and mitigate risks.
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Improve Efficiency:   Our solutions enable financial institutions to understand their customer needs and tailor their sales efforts to improve productivity. For example, our AI-empowered sales force management tool enables financial institutions’ sales representatives to engage with their customers through social media, and to provide anytime-anywhere service with AI-assisted phone calls and text messages.

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Enhance Service Quality:   Our solutions help financial institutions improve their services significantly and consequently generate incremental revenue. For example, our AI-based intelligent fast claim solution allows insurers to inspect car accidents, identify potential fraud and determine damage amounts swiftly and accurately, which, as a result, significantly accelerate the claim process.

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Reduce Costs:   Our solutions help financial institutions reduce costs and optimize efficiency by eliminating manual operations through automation and digitalization. For example, we provide financial institutions with a chatbot application, which can receive phone calls and respond to text messages from their customers in a human-like way. This allows our customers to deploy their valuable human resources more effectively.

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Mitigate Risks:   Our solutions enable financial institutions to automate their credit assessment process and manage risk more effectively. For example, our retail risk management solution provides financial institutions with tools to detect fraud, conduct credit analytics and assist in decision-making, post-loan monitoring and collection.

Notes:
(1)
Premium customers are customers that have contributed revenue of at least RMB100,000 since the beginning of the applicable fiscal year (excluding Ping An Group) are referred to as premium customers.

(2)
Premium plus customers are a subset of our premium customers that have contributed revenue of at least RMB1,000,000 since the beginning of the applicable fiscal year.

Our Technology
Our emphasis on technology and innovation permeates all facets of our business. We were initially incubated within Ping An Group, which has historically been ahead of the curve globally in terms of technological innovation among financial service groups. We had 5,229 patent applications as of September 30, 2021. According to CIC, we ranked the third globally in terms of FinTech-related patent applications as of September 30, 2021. We have also received 59 international awards relating to our technology as of the same date. As of December 31, 2021, we had 2,050 research and development employees, accounted for 53.4%of our total employees, which further demonstrates our innovative culture.
We have been highly innovative in areas such as AI, blockchain, cloud and security.
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AI:   Our leading AI technology fuels many of our solutions, including biometric recognition, natural language processing, image recognition, knowledge graphing and expert decision making. As of September 30, 2021, we had received 53 global awards for our AI technology and submitted 1,385 AI-related patent applications in China and worldwide.

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Blockchain:   Our blockchain technology is built using our proprietary, secure and strong FiMAX architecture, which integrates advanced technologies including lattice-based cryptography (resistant to quantum attacks), peer-to-peer communications and smart contract. FiMAX empowers the implementation of a number of commercial banking scenarios, such as supply chain finance and trade finance. Our FiMAX architecture is widely recognized in the industry and had won 27 technology awards between 2018 and 2021.

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Cloud:    According to CIC, we are one of the leading cloud service providers in China with our cloud technology meeting the top security standards of the financial services industry in China. Our Gamma FinCloud complies with more than 500 construction standards issued by the central bank of China. Our Gamma FinCloud has also been internationally recognized. For example, our Gamma FinCloud has obtained over ten security certifications from global authorities and received multiple award globally, including the IDC Real Results Award in 2020.

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Security:   Our security architecture, implemented with the combination of fully homomorphic encryption algorithm and electronic authentication technology, provides a secure and trusted environment throughout data life cycle. Our platform built on this security architecture has passed the security tests from the Ministry of Public Security of China and National Financial IC Card Security Test Center. We also adopt security technologies such as privacy computing and federated learning to optimize the use of isolated data hubs without compromising data security and enhance compliance functions.

Our Revenue Model
Our revenue model is primarily transaction-based, where we primarily charge our financial institution customers based on the transaction volume generated using our solutions or other usage criteria. In 2020 and the nine months ended September 30, 2021, 74.3% and 81.9% of our revenue, respectively, was transaction-based. We monetize a variety of transaction types such as loans processed, claims made and API calls requested. This revenue model allows us to grow with our customers as their businesses utilize and benefit from our solutions, which further incentivizes us to create additional, more integrated solutions to fit their broader business needs, and ultimately forms a highly resilient, long-term business partnership. The rest of our revenue is generated from implementation services, where we charge one-time upfront implementation fees upon completion of the installation of our solutions.
Our Relationship with Ping An Group
Our relationship with Ping An Group is multifaceted and is one of our core competitive advantages. As one of the leading innovators in the financial services industry, Ping An Group is our partner for technology and application development since we began our operations. We also maintain an agreement with Ping An Group that allows us to use its intellectual properties in areas such as AI and natural language processing. On the business side, Ping An Group is our flagship customer; in addition, they provide us with testing environments for our newly developed solutions, allowing us to sell proven solutions to third-party customers. Ping An Group is also one of our principal shareholders and continues to provide us with support in the form of business opportunities and strategic synergy. Our partnership with Ping An Group has contributed to our historical growth and we expect we will continue to benefit from such relationship.
Our Track Record
We have seen proven growth and margin improvement during the track record period, benefitting from our increasing scale, the quality of our customers, as well as our product standardization and operating leverage.
From 2019 to 2020, our revenue grew by 42.3% from RMB2,327.8 million to RMB3,312.3 million, and our net loss margin improved by 9.9 percentage points from negative 40.9% to negative 31.0%. From the first nine months in 2020 to the first nine months in 2021, our revenue grew by 27.5% from RM2,236.6 million to RMB2,852.1 million, and our net loss margin improved by 11.8 percentage points from negative 44.2% to negative 32.4%.
OUR STRENGTHS
Leading TaaS provider for financial institutions with proven solutions.
According to CIC, we ranked second among listed TaaS providers in China in terms of financial software and services revenue in 2020. Our leading position allows us to better market our brand and products to potential and existing customers. According to CIC, we are also one of the leading comprehensive financial software providers in the Southeast Asia market covering many of the top banks in this region.
Our end-to-end and comprehensive solutions contribute to our success, which have been tested and proven within Ping An Group prior to being provided externally. Ping An Group is a leading global financial institution, which provides us with invaluable insight into solutions that can be applied to financial services at large scale. This has allowed us to accelerate our product launch cycle, increase the value of our solutions, and ultimately bolster our competitive positioning.
World-class technology and innovation.
We are at the forefront of innovation in cutting-edge technologies such as AI, blockchain, cloud and security infrastructure. As of September 30, 2021, we had won 59 international awards relating to our technology and submitted 5,229 patent applications cumulatively. According to CIC, we ranked third globally in terms of FinTech-related patent applications as of September 30, 2021. As of September 30, 2021, our world-class AI technologies, including natural language processing, image recognition and biometric recognition, had won 53 awards globally.
As of September 30, 2021, our world-class AI technologies, including natural language processing, image recognition and biometric recognition, had won 53 awards globally.
Unique “technology + business” model.
We integrate our extensive financial expertise with our advanced technology to develop highly functional applications that can be tailored based on our customers’ needs. Our core management team consists of experienced veterans from both financial services and technology industries. With our robust expertise in financial services industry, we are able to provide solutions to address scenarios that are differentiated from those provided by traditional IT or software providers. On the other hand, our technological capabilities allow us to not only design the right business function, but also build and execute on the technical aspects of systems or applications. The combination of “technology + business” is our key competitive advantage and a driving force of how we continue to win and engage with our customers.
Open ecosystem with end-to-end coverage.
We have established technology and financial services ecosystems. Through our open platform and architecture, we connect financial institutions and technology service providers, offering them one-stop solutions and services. As of September 30, 2021, our technology ecosystem included 41 IT service providers. Our financial service ecosystem connects a large number of participants related to financial services, including government agencies, regulators and enterprises. As of September 30, 2021, we served 62 government agencies and regulators and our ecosystem benefited approximately two million SMEs. This has allowed us to provide end-to-end solutions, including applications development, infrastructure building, scenarios and customer acquisition, to financial institutions, giving us a competitive edge.
Broad, high quality and growing customer base.
We have a broad, high quality and growing customer base, which included 100% of large and joint-stock banks, 98% of city commercial banks, 63% of property and casualty insurance companies and 47% of life insurance companies in China, as of September 30, 2021. In addition, we also served 109 overseas financial institutions and 62 government agencies and regulators as of September 30, 2021. We are one of the key founding members of the Internet Finance Association of Small and Medium-sized Banks, an alliance of over 260 small and medium-sized bank members in China, aiming at promoting cooperation and innovation among its members. Our number of premium customers grew from 473 in 2019 to 594 in 2020. In the nine months ended September 30, 2020 and 2021, 484 and 604 customers had already reached the premium customers threshold, respectively. In 2020, we had 168 premium plus customers, while in the nine months ended September 30, 2021, 154 of our customers had already reached the premium plus customers threshold. Revenue generated by our premium customers also increased by 16.2% from RMB1,305.8 million in 2019 to RMB1,517.3 million in 2020 and by 10.7% from RMB1,080.2 million in the nine months ended September 31, 2020 to RMB1,195.7 million in the same period of 2021. We believe deepening customer engagement with premium and premium plus customers will further drive our growth in the future.
OUR STRATEGIES
Deepen engagement with banking and insurance customers.
We will continue to deepen engagement with our banking and insurance customers. We plan to offer additional products and solutions and increase customers usage of our solutions. Through deepening customer engagement, we can convert more of our customers to premium customers and further to premium plus customers.
Continue to optimize our products and solutions.
We will continue to optimize our product structure to integrate single-module products to more integrated solutions, in order to deliver more comprehensive solutions and further improve the product development cycle. This will in turn help to increase our gross profit margin and ultimately the overall profitability of our business.
Expand ecosystem footprint with more government agencies and enterprise partners.
We have collaborated with both domestic and overseas government agencies in a variety of technology projects in recent years. These efforts not only provide us with revenue, but also enable us to connect with a large number of enterprise partners. We aim to continue empowering government agencies, regulators and enterprises to increase efficiency, enhance service quality, reduce costs and mitigate risks by leveraging our technologies. We believe these strategic collaborations will continue to enhance our competitiveness and strengthen our entry barriers.
Increase presence in overseas markets.
Our overseas business has gained significant traction in recent years and we now have a leading position in Southeast Asia. We will continue to explore opportunities to provide our solutions that have been tested and proven within China, to underserved overseas markets with strong demands for digital transformation. We aim to continue increasing our presence in overseas markets such as Hong Kong and Southeast Asia.
OUR SOLUTIONS
We integrate extensive financial services expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. Our integrated solutions span the digital retail banking, digital commercial banking, and digital insurance segments. We have also built a

Gamma Platform, which is a technology infrastructure platform for financial institutions. Our solutions enable our customers’ digital transformations, which help them improve efficiency, enhance service quality, reduce costs and mitigate risks. With more than 1,000 modules and 4,200 APIs from IaaS to SaaS, our solution offerings can be deployed on an integrated basis to deliver full-stack end-to-end solutions or on an incremental-basis to respond quickly to customer requirements.
Starting from 2021, we upgraded our product structure from single-module products to more comprehensive and integrated solutions. The matrix below sets forth the solutions we currently offer across the financial services industry segments we serve.
Digital Retail Banking
Our solutions for the digital retail banking segment enable our customers in the financial services industry to better manage their retail business. Through our intelligent operation solution, we help our customers to conduct customer relationship management, product development and daily operation management in an effective manner. With our intelligent risk management solution, customers can better mitigate credit risks and reduce costs through more accurate risk assessment and various types of process automation.
Intelligent Operation
Our intelligent operation solution portfolio includes the following offerings:
AI Banker App provides our financial institution customers with technology support for retail customer acquisition and relationship management. It enables financial institutions to expand their retail customer base and better interact with them. In addition, financial institutions can strengthen their relationships with existing customers and acquire new customers with the help of data analytics models to profile customers using over 30 multidimensional tags, including financial status, social relationships and online behavior. It also helps relationship managers of the financial institutions interact with their customers more effectively through online and offline channels, including social media platforms, in-branch interactions and AI-assisted telephone communications. For example, our app provides relationship managers with ready-made marketing templates with one-click. It also allows bank managers to monitor the work of relationship managers.
We also have a retail banking middle platform, which includes a data analysis portal and a marketing support portal. This middle platform is highly adaptable and can be easily incorporated into our customers’ in-house systems to help them monitor business performance and marketing efficiency. With a large number and variety transactions every second, banks need sophisticated tools to help them distill massive amounts of unstructured data to analyze performance and monitor profitability. Our data analysis portal is designed to address these needs, providing a dashboard which can be catered to the requirements of different personnel in different departments and positions. Our retail banking marketing portal allows banks to make more informed marketing decisions and conduct targeted marketing effectively. Leveraging our big data capacity, the portal provides customer profiling and behavior path analysis, which provide comprehensive guidance for product recommendation, activity planning, cross marketing and scenario marketing. This portal also enables our customers to track the performance and progress of their marketing campaigns.
Our wealth management platform empowers wealth management businesses of financial institutions. Through this platform, financial institutions can develop holistic wealth management capabilities to offer tailored services and products portfolios catered to their end-customers’ wealth management needs, allowing them to serve a wide range of customers, from mass customers to high-net worth private banking customers. For example, the portfolios we design for mass customers primarily focus on wealth preservation and customary online services, while portfolios for high-net worth private banking customers also include family trust and overseas investments with online and offline private consultation services. Our intelligent chatbot can help wealth managers conduct know-your-customer procedures, portfolio recommendation, asset allocation and sales and marketing, which promotes their remote servicing capabilities. We also provide consultation services to financial institutions for their wealth management businesses and assist them in building and training their wealth management teams.
Our customer incentive and management platform allows financial institutions to design, provide and manage tailored reward programs and other benefits to their end-customers based on different real-life scenarios and user habits, which increases their user stickiness. As of December 31, 2021, there were over 3,000 brands and over 820,000 SKUs on this platform, covering goods, coupons, complementary services and other types rewards and benefits to help our customers meet different end users’ needs. The platform also enables financial institutions to conveniently generate report with key indicators to track issued rewards and benefits on a real-time basis for better end customer profiling and precision marketing, therefore increasing their operational efficiency.
Intelligent Risk Management
Our end-to-end intelligent risk management solution integrates the entire product risk management process from loan origination to post-lending performance for financial institutions’ loan products. Built on a distributed system architecture with over 100 components, this platform can be adopted on an integrated basis or an incremental basis by components. This solution helps financial institutions shorten product and system implementation cycle, reduce costs and improve operational efficiency.
We help financial institutions connect with high quality data sources. We also provide tailored risk assessment models for loan application, customer behavior, post-loan management and loan collection, and over ten risk management strategies covering channel management, loan application, post-loan monitoring, and collection to digitalize loan business.
Our intelligent risk management solution incorporates over ten cutting-edge technologies including facial recognition, OCR, big data and machine learning to help financial institutions digitalize and streamline their loan businesses, improve their credit analytics, reduce delinquency risk and enhance post-lending performance. For example, during loan application, our anti-fraud tools module detects and blocks fraud using our anti-fraud algorithms, device fingerprinting tools, and blacklist databases, and generate outputs as a reference for financial institutions’ credit assessment process. Our intelligent risk management solution also helps financial institutions consolidate third-party business channels for easy and standardized access. By connecting and synergizing the financial institutions’ internal resource with third-party business channels, our solution enables financial institutions to rapidly establish and grow their loan business.
Digital Commercial Banking
We provide digital commercial banking solutions that enable financial institutions to better serve their corporate customers. These solutions integrate intelligent service platform for relationship managers, an intelligent product development platform for easy-to-configure lending products and an AI-empowered intelligent risk management platform. We also provide services platforms for government agencies and regulators to facilitate SME financing that leverage proprietary data across specific scenarios such as cross-border trades and supply chain finance.

Commercial-Banking-as-a-Service
Leveraging our market-leading technology and extensive financial industry expertise, we provide a full-stack commercial-banking-as-a-service solution to financial institutions covering sales, product development and risk management. Our commercial-banking-as-a-service solution integrates an intelligent service platform, an intelligent product development platform and an intelligent risk management platform.
Our intelligent service platform connects financial institutions’ relationship managers with third party channels and resources. It helps financial institutions digitalize and streamline their customer development, product referral and customer relationship management processes, thus allowing financial institutions to improve their customers’ experience while significantly reducing their operation costs.
Our intelligent product development platform allows financial institutions to shorten their product development cycle, increase speed to market, and facilitate their management of product portfolio. For example, with our know-your-business product, which provides detailed analysis of an enterprise, financial institutions can design a variety of tailored products and services for their SMEs customers based on their risk preference and profitability requirement. This platform also allows financial institutions to tailor modules and product development processes based on their needs.
Our intelligent risk management platform leverages SME data from both public and private domains to help financial institutions evaluate credit and fraud risks of their SME customers. For example, our early warning platform can monitor the financial health of an SME and generate risk analysis and early warmings throughout the loan lifecycle to improve the risk management efficiency.
Smart Government and Enterprise Platforms
We have developed comprehensive digital services platforms for government agencies, which provide integrated credit services, cross-border trade services, financial services, and enterprise services that benefit various participants in the financial service ecosystem. These platforms open up the information and service channels between government agencies, financial institutions and enterprises. Leveraging our big data analytics, we can generate credit profile of enterprises based on multi-dimensional analysis and comparison of data from government agencies, financial institutions and enterprises. Together with our intelligent risk control and scoring models, we have built a multi-dimensional enterprise credit system and risk warning and publication mechanism, which assist financial institutions in improving efficiency and risk control over SMEs, enabling SMEs to access more diversified, convenient and efficient financing channels. At the same time, we provide financial institutions with services including transaction banking and small and micro inclusive business operations to help them increase their transaction volume. In addition, through big data analytics and data modelling, we assist government agencies in building smart regulation and service platforms to enhance their service capabilities and risk prevention and control capabilities and to optimize the overall business operation environment for financial institutions and enterprises.
Digital Insurance
Our solutions for the digital insurance segment digitalize the entire insurance process, helping insurance companies handle marketing, customer management and claim processing. We also provide service management platforms to participants around insurance scenarios. These products leverage leading AI technology and proven scenario insights to deliver value-added results for our customers.
Intelligent Auto Insurance Solution
Our intelligent auto insurance solution helps insurers reduce losses, fight fraudulent claims and improve service quality. This solution integrates technologies, including AI and advanced analytics, and services to automate the entire claim-processing procedure: claim submission, instant inspections and settlement, appraisal and roadside assistance, and auto parts sourcing. Financial institutions can adopt this solution as a whole or select individual modules to incorporate into their own operational system.
Our end-to-end claim system allows insurers to streamline their claim processing procedures. Using our solution, insurers can automatically direct cases to appropriate service and process based on case severity. For complex cases, our system has complete operation and hierarchical approval functions to accelerate the processing efficiency of those cases. For minor cases, with the help of remote inspection tools and AI loss assessment tools, our system provides a contactless claim settlement experience to end-customers of insurers. Our end-to-end system enables insurers to inspect and adjust claims, identify potential fraud and determine damage amounts more accurately and efficiently. We also provide services and products for assessment of auto and injury losses, as well as risk management tools and anti-fraud analytics, which provide insurers flexibility in adopting and integrating our solution.
Our fast claim function uses image recognition technology to make auto damage claim adjustments faster and more efficient. Users upload photos of damaged vehicles, and the solution will automatically identify the type and degree of loss and automatically price the claim by analyzing it against an associated database, allowing settlement of simple auto damage claims in seconds without an appraisal.
We have established a service management platform for insurers and other service providers in the auto insurance claim and service segment, covering claims services such as inspection, roadside assistance and repair, to integrate resources and digitalize all participants in the auto claim value chain. For example, insurance companies can source and manage third-party service providers for roadside assistance through this module, including monitoring the status of assistance process and applying image recognition technology to automatically verify license plate numbers and check work quality. As of September 30, 2021, we had submitted 27 roadside assistance management-related patent applications. We also provide auto parts sourcing services that use a transparent, centralized auto parts marketplace to reduce costs and fraud. Through our auto part sourcing app, auto repair shops and customers can conveniently inquire and compare pricing, procure auto parts, manage procurement, and access high-quality services from manufacturers and suppliers in one stop. Through the service management platform, we help insurance companies increase access to high-quality service provider resources, improve quality of services received, and reduce fraud risks. At the same time, we use technologies to improve the operation management efficiency of those service providers in the ecosystem, and optimize end-customer’s service experience. As of December 31, 2021, our service management platform had over 157,000 auto service providers, including 4S shops, auto repair shops, auto parts dealers, rescue companies, and appraisal companies.
Leveraging this solution, we are establishing an ecosystem centered around auto insurance claim and service scenarios. By connecting insurance companies, repair shops, auto part vendors, rescue service providers, original equipment manufacturers and other financial- end and business-end customers, car owners are provided with higher quality automobile- related services.
Intelligent Life Insurance Solution
Our intelligent life insurance solution helps insurers improve efficiency, risk control, and customer experience in sales, policy issuance, policy claim, and customer service.
This solution provides a one-stop management tool for the recruitment, training and business development of insurance agents, which is powered by agent profiling and AI training technologies, intelligent marketing tools and other cutting-edge technology services. We also provide quick-to-adopt applications, such as intelligent identity verification tool, that can assist insurers with risk management and achieve organizational optimization. We believe that by adopting this solution, our insurance company customers can increase the productivity and retention rate of agents, and improve the effectiveness of sales and marketing, thus driving down management cost and improving efficiency.
Our solution also provides an end-to-end core system for health insurance providers. Equipped with our intelligent automatic underwriting system, insurers can conduct online insurance business and distribute their insurance products through third party online channels within as little as five minutes. Leveraging our advanced optical character recognition technologies and medical database, our intelligent claim system and services help insurance companies digitalize and automate the entire claim process. We also offers insurance companies full support for the day-to-day management and precision management of over 30 kinds of health services by connecting insurers with various health service providers including hospitals, clinics, physical examination centers and pharmacies before, during and after diagnosis, enabling insurers to search, connect and allocate medical and health resources through internet.

Gamma Platform
We have built and operate an integrated Gamma Platform that consolidates the digital infrastructure for financial institutions in areas including core banking, AI customer service, regtech, digitalized management, open platform, blockchain and financial cloud solutions.
Gamma Smart Management
Gamma Core
Gamma Core banking system is a customer centric solution, which can be adapted for different end customer segments, including retail customers and corporate customers. Our Gamma Core banking system, as an end-to-end integrated core system for financial institutions, is built on distributed system architecture, which can be adopted on an integrated basis or on individual basis by system components. This system supports basic banking service such as deposit, loan, accounting, customer information, payment service, operation reports, e-banking statement and customer notification as well as a set of system solutions like batch scheduler, API gateway, and security facilities.
AI Customer Service
Our AI customer service uses our award-winning AI technology to assist financial institutions in improving the quality and convenience of their customer service functions, while at the same time leveraging this technology to improve efficiency and reduce headcount requirements. Our AI technology provides AI customer service applications that allow our financial institution customers across all verticals to replace their paper- and people-intensive processes and legacy infrastructure. For example, financial institutions can use our AI phone and messaging module to support them in marketing and other functions through popular Chinese social media platforms and AI-assisted telephone communications. They can use our virtual assistants module to provide online and telephone customer services, including supporting chatbots to handle customer interaction that was previously handled by call center workers. They can also use our quality assurance module to support their post-sales follow-ups, through which financial institutions verify information and obtain customer feedback.
Regtech
In the fourth quarter of 2019, we launched Regtech, our end-to-end regulatory solutions for financial regulatory authorities in China, which include a diverse suite of modules to help regulatory authorities automate and digitalize their operations. These solutions include automatic aggregation and intelligent analyses of regulatory data, automatic and customized reporting, risk monitoring and alert, and intelligent interactive communication with the public. We also expect to continue to expand the functionalities of our Regtech solutions to help financial institutions comply with regulatory requirements and improve risk management more efficiently.
Digitalized Management Platform
Our digitalized management platform helps customers replace legacy middle and back-office systems that may require large amounts of manual input with an AI-powered system that significantly reduces operational cost. Our digitalized management platform integrates Ping An Group’s extensive management experience and a wide variety of algorithms and models, and provides digital infrastructure for financial institutions to manage various aspects of their business including data management, smart operation management, comprehensive risk management (including asset and liability management), as well as accounting, personnel, and office management.
Gamma FinCloud Open Platform
In the second quarter of 2019, we launched our PaaS and IaaS platform Gamma open platform, which is designed as a one-stop shop for ready-to-integrate financial technology components that can be adopted by multiple financial institutions. The platform’s components are provided by us and other third-party financial technology service providers that meet our requirements for platform participation. For financial institutions, our Gamma open platform provides plug-and-play technologies to achieve automated, digital online operations without the need to build additional internet infrastructure. For other financial technology services providers, we offer a platform with infrastructure, technology support and customer resources, which allows them to undertake more complex and large-scale projects. We also have a financial technology product incubator, through which we offer sales and marketing, customer resources, technical coaching, and funding support.
Gamma open platform offers a visualized management dashboard for smart management and reporting. It supports better decision-making by helping customers gather, search, analyze, track, and report on isolated, unstructured data points in a customized, visualized dashboard using an interactive user-friendly interface. Empowered by our natural language processing technology, Gamma open platform supports a range of operation and helps improve decision-making in various aspects of business operations, including risk management, sales and marketing, and human resource management.
In the third quarter of 2019, we officially launched our blockchain network-as-a-service,   or BNaaS, platform. Our BNaaS platform integrates our advanced cryptology technologies, blockchain technologies and financial cloud technology. Unlike more conventional systems, our cloud-based platform supports an offsite deployment model that enables our customers to quickly create their own blockchain-based networks or participate in existing networks created by others. Customers are able to use our BNaaS technology to develop applications for specific scenarios.
We launched our Gamma FinCloud in the second quarter of 2020, which provides financial institutions with value-added services on a variety of cloud infrastructures. Our Gamma FinCloud allows customers that have legacy systems which are expensive to replace to directly migrate to the cloud to maintain data in a secure and efficient setting. Our Gamma FinCloud is built in accordance with the People’s Bank of China Financial Cloud 500-plus security compliance requirements. Using this cloud service, customers can efficiently manage different types of clouds and automate and visualize their IT, operation and management processes. Our cloud service is highly scalable and can be customized and quickly combined with existing tools of our customers, allowing them to realize specific business needs. We currently have four disaster recovery centers equipped with six-level disaster tolerance in south China and east China.
ECOSYSTEM
We have partnered with regulatory authorities and industry partners to develop a digital ecosystem open to enterprises and facilitate the growth and digitalization of the financial services industry. As of September 30, 2021, we had collaborated with 62 government agencies and regulators, 41 IT service providers and our ecosystem benefited approximately two million SMEs. Below are selected examples of our achievements and initiatives:
Enterprise services and trade services platforms to facilitate the provision of digitalized SME financing services:
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having developed the first blockchain trade finance network project in Hong Kong for a financial regulator to enhance the transparency and efficiency of trade and financing;

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being the first virtual bank to participate in the eTradeConnect, a project linked with trade finance platform of PBOC to provide SMEs in both Hong Kong and China with more convenient trade finance services;

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having established the first blockchain-enabled international trade platform in Tianjin port to facilitate cross-border business service; and

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having established a port logistics and trade blockchain platform in cooperation with a port operator for Guangdong-Hong Kong-Macao Greater Bay Area to connect participants in the port trade process, centralize and simplify logistics processes and enable smart operation, digitalization of processes and precision monitoring, as well as financial services.

We also provide digitalized services to national and regional financial regulators to improve their operation intelligence and service quality. We entered into a strategic cooperation agreement the technology department of a national with a national technology regulator to help them improve regulatory efficiency with advanced technology. We also have strategic cooperation with two top stock exchanges in China and Hong Kong. We have built intelligent supervision platforms for provincial or regional regulators in China to help them enhance their risk management ability and facilitate their services provided to the markets.
OVERSEAS
We have been actively exploring opportunities in overseas markets to replicate our success in China, mainly focused on serving major local banks and insurance companies with our advanced financial technology solutions. Since 2018, we have expanded our business overseas to 20 countries and territories, covering over 130 customers.
In Hong Kong, we were granted a virtual banking license by the Hong Kong Monetary Authority in May 2019. As of September 30, 2021, our license was one of the eight virtual bank licenses granted by the Hong Kong Monetary Authority. Our virtual bank, officially began operation in September 2020, provides diverse services, including SME banking and retail banking, with the former being the strategic focus. Upholding “Empower Your Life” as its mission, our virtual bank commits to providing seamless and reliable financial services to customers and promoting inclusive finance in Hong Kong. According to CIC, our virtual bank is the first virtual bank in Hong Kong to provide inclusive financial services for small and medium-sized enterprises. We are also applying for an operation permit as a credit reference agency in Hong Kong.
In Southeast Asia, we established a subsidiary in Singapore in March 2018 as our Southeast Asia headquarters and research and development center. We also launched subsidiaries in Indonesia, Malaysia and the Philippines in December 2018, October 2020, and October 2020, respectively. Our customers in Southeast Asia include both small-and-medium-sized local banks as well as larger financial institutions, including the regional top 12 financial institutions, the top 3 regional banks, and two of the world’s top ten insurance companies. We have also participated in the establishment of virtual banks in the Philippines, Bhutan and Vietnam. In Abu Dhabi, we help the government construct a secure and reliable digital sandbox for financial institutions and FinTech companies to collaborate and develop financial solutions via access to high quality APIs, system images and reference architectures.
In Abu Dhabi, we helped the government construct a secure and reliable digital sandbox for financial institutions and technology companies to collaborate and develop financial solutions via access to high quality APIs and architectures.
OUR BUSINESS SUSTAINABILITY
We are a leading technology-as-a-service provider for the financial services industry in China with an expanding global presence. Our technology solutions address the significant technology spending market for financial services that seek to expedite digital transformation and ensure sustainability. We have achieved strong growth since our inception. Our revenues grew by 42.3% from RMB2,327.8 million in 2019 to RMB3,312.3 million in 2020, and by 27.5% from RMB2,236.6 million in the nine months ended September 30, 2020 to RMB2,852.1 million in the nine months ended September 30, 2021. As our market awareness increased and product portfolio expanded, starting from 2021, we shifted our customer development strategy from primarily expanding customer base to deepening customer engagement. For example, we focus on larger customers, in particular premium plus customers, for higher quality, and more sustainable growth.
We incurred operating loss and net loss throughout the Track Record Period, as we were focused on cultivating our customer base and building and developing our product and technology infrastructure and capabilities, rather than seeking immediate financial returns or profitability, in order to lay a solid foundation for future growth.
On the other hand, our operating loss and net loss during the Track Record Period continued to decrease both in absolute amount and as a percentage of revenue. For example, our operating loss as a percentage of revenue was 44.4% in 2020, narrowed from 73.1% in 2019, and our operating loss as a percentage of revenue was 35.9% in the nine months ended September 30, 2021, narrowed from 47.2% in the nine months ended September 30, 2020. Our operating loss in 2020 was RMB1,470.3 million, narrowed from RMB1,701.0 million in 2019, and our operating loss in the nine months ended September 30, 2021 was RMB1,024.6 million, narrowed from RMB1,056.5 million in the nine months ended September 30, 2020.

We have a healthy cash balance to support our operations and future business expansion. Our principal sources of liquidity have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. As of September 30, 2021, we had cash and cash equivalents of RMB1,893.7 million, restricted cash of RMB1,277.0 million, and financial assets at fair value through profit or loss of RMB1,361.4 million. Taking into account the financial resources available to us, including our current cash and cash equivalents and available financing facilities, we believe that we have sufficient working capital to provide ample liquidity for our continuing business operations.
Paths to Profitability
Optimizing and Expanding Product Offerings
We will continue optimizing our product offerings to reduce the use of low margin hook products and offer more integrated end-to-end solutions which enable us to charge higher premium to increase our profitability level, and identify and create more consumption scenarios to expand revenue opportunities.
Since 2019, we have gradually optimized our product mix and reduced our usage of hook products, which are initially provided to financial institutions at low or even no charge to encourage adoption. Hook products usually involve standard, single-module products with relatively low margin such as certain products under business origination services.
We also continue to optimize our product offerings by developing more integrated, end-to-end solutions that more comprehensively serve customers’ needs and enable us to charge higher premiums. Since 2021, we have consolidated and upgraded functions of our product offerings into three integrated solutions spanning the digital retail banking, digital commercial banking, and digital insurance segments. We have also built and operated a Gamma Platform, which is a technology infrastructural platform for financial institutions. We believe our product integration allows us to provide our financial institution customers with a suite of modules that can be tailored to fit their business needs, which in turn, helps us further deepen customer relationships and cultivate customers’ loyalty. It also allows us to upgrade our pricing model from incremental-based — charging our fees based on the incremental transaction volume, to stock-based — charging our fees based on the total transaction volume, leading to a more stable revenue growth.
Leveraging our deep understanding of the financial services industry, we are well positioned to identify and create more consumption scenarios around customers’ evolving demands and develop new solutions to address these needs and expand our revenue opportunities. We will continue to promote newly-incubated business, which have already been validated and tested within the Ping An Group ecosystem, to more external customers, to further drive our growth. For example, we will continue to promote the adoption of our Gamma FinCloud, which is a cloud service platform that can effectively meet the business demands of financial institutions. We launched our Gamma FinCloud in the second quarter of 2020, which was first tested within Ping An Group and proved to be secured, compliant, compatible and cost-effective.
Expanding Premium Customer Base and Deepening Customer Engagement
We will continue expanding premium customer base and deepening customer engagement for increased customer transaction volume and higher-quality, sustainable revenue growth.
Our revenue model is primarily transaction-based, which allows us to grow with our customers as they use and benefit from our solutions. We believe that growing our customer base and increasing customer engagement are crucial to benefiting our business, thus increasing revenues and achieving profitability. Starting from 2021, we shifted our customer development strategy from primarily expanding customer base to focusing on retaining and expanding premium customer base, in particular premium plus customers, and deepening customer our engagement. Our number of premium customers grew from 473 in 2019 to 594 in 2020, while in the nine months ended September 30, 2020 and 2021, 484 and 604 of our customers had already reached the premium customer threshold, respectively. In 2020, we had 168 premium plus customers, while in thenine months ended September 30, 2021, 154 of our premium customers had already reached thepremium plus customer threshold. We believe expanding our premium customer base supports high-quality, sustainable growth.

We have been continuously expanding our premium customer base and deepening our customer engagement by upselling our solutions. Our solutions are flexible and easy for customers to take on either on an integrated basis or incrementally with other solutions purchased. Through this model, we aim to continue converting more customers to premium customers and further to premium plus customers, which will help drive quality growth in the coming years.
We have also adopted the following strategies to expanding our premium customer base and deepen customer engagement:
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Expanding the depth and breadth of our solutions: sales of comprehensive solutions, covering marketing, risk management, management and operation functions and establishing integrated, full-stack solutions from IaaS to PaaS to meet more customer needs;

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Developing our ecosystem development: building up and maintaining an ecosystem connecting financial institutions and their business partners to further promote customer acquisition, expand our business scenarios, and improve our services; and

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Expanding our customer servicing network: expanding sales force to conduct business development and client servicing activities by provinces in China, extending to ten provinces, in addition to the current coverage of four sales areas including Beijing, Shanghai, Chengdu and Shenzhen.

Optimizing Operation
We have made substantial investment in customer acquisition, research and development, and other supporting functions to support our future growth and expansion. To achieve, maintain and enhance our profitability, we plan to leverage our large customer base by cross-selling products and expanding our financial institution customer relationships to reduce selling and marketing expenses as a percentage of our revenue. We also plan to continue to leverage previous investment in technology and other infrastructure to reduce our research and development expenses as a percentage of our revenue and to further benefit from economies of scale.
We have seen increased operation leverages since our inception. Our operating expenses as a percentage of revenue decreased from 100.9% in 2019 to 79.6% in 2020, and from 84.3% in the nine months ended September 30, 2020 to 68.3% in the nine months ended September 30, 2021.
OUR TECHNOLOGY AND INFRASTRUCTURE
The success of our business depends on our technology and infrastructure, which enable us to deliver innovative and effective solutions to customers in various segments of the financial industry. We had 5,229 patent applications as of September 30, 2021. According to CIC, we ranked third globally in terms of FinTech-related patent applications as of September 30, 2021.
Artificial Intelligence
Our AI technology enables digital automation and reduces personnel and other expenses, while enhancing personalized service. Our AI technology is award-winning, having received 53 awards from professional and media organizations in China and abroad, including Global Innovation Awards from the Bank Administration Institution in 2018 and 2019, First Prizes in deep learning competitions hosted by Stanford University in 2018 and 2019, First Prizes in International Semantic Evaluation Competitions from Association for Computational Linguistics in 2019 and 2020, and “best data analysis technology in China (risk management)” from the Asian Banker in 2021. Our inclusive finance AI platform has been selected as one of the major projects in New Generation Artificial Intelligence program incubated by the Ministry of Science and Technology of China, and received Wu Wenjun Artificial Intelligence Science and Technology Progress Award (Enterprise Technology Innovation Project) from Chinese Association for Artificial Intelligence in 2021. As of September 30, 2021, we had submitted 1,385 AI-related patent applications in China and other countries or regions. Our key AI applications include:
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Biometric recognition:    Our voice verification technology is able to verify a speaker’s identity by comparing the voice against previously provided samples within milliseconds, which ensures safer and faster account access. Our voice verification technology is low-cost and user-friendly, and is able to support remote verification in apps, phone calls and customer services.
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Natural language processing:    Our natural language processing technology translates text inputs into formats that are computable by machines, enabling much faster processing and analyzing of transaction documents than human beings. This technology also supports multiple rounds of dialogue, enabling our development of chatbot for automated customer and collection services.

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Image recognition:    Underpinned by our deep-learning algorithms, we use image recognition technology to develop gesture payment applications that can replace conventional fingerprint and password checks, improving efficiency and customer experience.

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Knowledge graph:   Knowledge graphs are powerful tools we use to integrate information collected from various recognition technologies to allow users to form a holistic view on subjects of interest. For example, in our retail banking intelligent risk management solution, we can use knowledge graphs to take various factors such as macroeconomic and financial status, social life and internet activity into consideration in helping financial institutions to make more informed credit approval decisions.

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Expert decisioning:   We train AI to recognize information, learn rules and eventually replace human-based decision-making processes. We have applied advanced expert decisioning technology in modules, including intelligent fast claim, anti-fraud tools and virtual assistants, to enhance our customers’ efficiency and reduce their labor cost.

Blockchain
Blockchain is an open, distributed ledger that stores transaction data in a verifiable and immutable way, enabling parties to conduct business with each other on a single, unified system. We use our blockchain technology, built upon our proprietary, secure and strong FiMAX architecture which integrates advanced technologies including lattice-based cryptography (resistant to quantum attacks), peer-to-peer communications and smart contracts, to ensure trust, transparency and security for our customers’ transactions. Our FiMAX architecture supports enterprise-grade blockchain development in addressing the challenges that arise using different parties’ encrypted data in ways that maintain the integrity of each user’s encryption. Combining FiMAX’s patented crypto-controlled data-sharing algorithm and per-field encryption technologies, we believe that FiMAX is one of the first technology platforms in the industry to achieve data connectivity while retaining various users’ data encryption — features that are critical for real life applications in the financial services industry. Our FiMAX architecture is widely recognized in the industry and had won 27 technology awards between 2018 and 2021. In 2019, FiMAX won the Best Blockchain or Distributed Ledger Technology Award from the Asian Banker, and the Outstanding FinTech Achievement and the Best Application of Advanced Technology in a Product or Service from Bank Administration Institution, or BAI. In 2020, FiMAX was within the Top 30 list of the 2020 China Blockchain entities and was rewarded for its contribution to the Blockchain industry of the year by the 5th Golden Gyro Awards.
Cloud
According to CIC, we are one of the leading cloud service providers in China with our cloud technology meeting the top security standards of the financial services industry in China. Our proprietary Gamma FinCloud has multiple data centers across China and is constructed in comply with more than 500 standards issued by the central bank of China. Our technology has been internationally recognized. For example, our Gamma FinCloud received multiple award globally, including the IDC Real Results Award in 2020, where we were the only Chinese company selected. Building on this infrastructure, our solutions have the following key features:
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Cloud-native flexibility:   Our solutions are cloud-native, as they are all created and developed for a cloud-based environment. This approach allows our customers to focus on business agility — while we undertake their IT responsibilities. Cloud-based deployment, which does not require the installation of significant technical infrastructure, helps financial institutions, who may have limited budgets and IT capabilities, to deliver financial services that match their end-customers’ expectations for faster and more seamless digital experiences. We can also provide on-premise installations of most of our solutions for our customers if they wish to.

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Modular software architecture:   Our modular software architecture consists of separate modules that can be connected together or replaced without affecting the rest of the system. This advanced architecture gives our customers increased flexibility in adding or removing modules, and it speeds up the deployment of new capabilities, features and functionalities. Our modular software architecture is horizontally scalable, which allows our customers to easily subscribe, deploy and upgrade additional modules as their operational needs expand. Our architecture and offerings facilitate cost-effective expansion compared to on-premise solutions.

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Reliability and availability:    Our technology has built-in software and hardware redundancy. Our platform is built on distributed computing architecture so that a single point of failure does not cause the entire system to fail. Our innovative cloud won the IDC Real Results Award in 2020, as the only Chinese award winner in that year. In 2020 and the nine months ended September 30, 2021, major Gamma FinCloud applications, on which our applications are hosted, had an SLA exceeding 99.99%.

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Safety:    Our cloud computing service has passed the assessment in accordance with the measures jointly promulgated by the CAC, the NDRC, the MIIT and the Ministry of Finance. We have also obtained the TRUCS certification, which is an authoritative cloud computing evaluation system in China. Our Gamma FinCloud has obtained ISO20000, ISO22301, ISO27001, ISO27017 and ISO27018 certifications, certifying that we meet IT service management, business continuity management, international information security, personal information protection, and software development, operation, and maintenance quality management standards. Our Gamma FinCloud has also obtained grade 4 security protection certification, indicating that Gamma FinCloud is a secure and credible cloud service provider. We continually improve and enhance our system security through routine checks and timely upgrades.

Security
Our security architecture, implemented with the combination of fully homomorphic encryption algorithm and electronic authentication technology, provides a secure and trusted environment throughout data life cycle. Through the use of ciphertext calculation and authorization management, our secured architecture ensures data security from data storage, data transmission to data processing. This architecture also supports secured multi-party computation, data access and ownership separation, digital forensics and digital asset verification.
According to CIC, in the future, ciphertext computing, data right confirmation, and data authentication will be the three core elements for data circulation and data protection under ciphertext environment. We believe our security architecture can help financial institutions and government agencies resolve privacy issues in data processing in their digitalization reforms, and will further promote a digitalized ecosystem which integrates data from different industries and ensure security and order in data sharing.
Our platform built on this security architecture has passed the security tests from the Ministry of Public Security of China and the National Financial IC Card Security Test Center.
We also adopt security technologies such as privacy computing and federated learning to optimize the use of isolated data hubs without compromising data security and enhance compliance functions.
RESEARCH AND DEVELOPMENT
We invest significant resources in research and development — not only to support our existing business and enhance our existing solution offerings — but also to incubate new technological and business initiatives to enable us to continue to lead our competition. Our research and development capacity has been recognized by Capability Maturity Model Integration Institution as the highest maturity level — level 5. We incurred RMB956.1 million, RMB1,173.3 million, RMB824.1 million and RMB963.3 million of research and development expenses in the fiscal years ended December 31, 2019, 2020 and the nine months ended September 30, 2020 and 2021, respectively, accounting for 41.1%, 35.4%, 36.8% and 33.8% of our total revenues during the same respective periods.
Our research and development expenses primarily consist of technology service fees we pay for outsourced technology services in relation to our cloud and IT infrastructure, employee benefit expenses relating to our research and development employees, and amortization of intangible assets. Our amortization of intangible asset recognized in research and development costs consists of amortization to platform and application used as the foundation to our research and development, which represent applications and platforms contributed by Ping An Group relating to research and development. Application and platform contributed by Ping An Group relating to research and development had been fully amortized by July 31, 2019.
Our experienced scientists and engineers dedicated to research and development are the source of our continued innovation. As of December 31, 2021, we had 2,050 research and development employees, representing 53.4% of our total employees. Our research and development team includes data scientists, computer scientists and software engineers.
INTELLECTUAL PROPERTY
We protect our intellectual property rights through a combination of patent, copyright, trademark, trade secret and other intellectual property laws, as well as confidentiality agreements and clauses for major technology cooperation, business operations and investment projects. In general, our employees are required to enter into standard employment agreements that include a clause acknowledging that all inventions, trade secrets, developments and other processes generated by them on our behalf are our property and assigning to us any ownership rights that they may claim in those works.
As of September 30, 2021, we had submitted 3,929 patent applications in China and 1,300 in other countries or regions, and owned approximately 175 registered domain names, including our official website. As of the same date, we owned 726 copyrights and 956 trademarks in various categories. In addition, we had 141 trademark applications in various categories that were pending registration. We intend to pursue additional patent and other intellectual property protections, both in China and elsewhere, to the extent we believe it would be beneficial and cost effective.
Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Risk Factors — Risks Related to Our Business — We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”
USER PRIVACY AND DATA PROTECTION
We are dedicated to data privacy protection. We have adopted policies that establish authorization mechanisms for data usage, data classification, approval procedures and access rights for confidential data. Our service agreements include terms to ensure that our customers have obtained appropriate consents from their end-customers to collect, use and disclose their data in compliance with applicable laws and regulations. When providing cloud-based targeted marketing services, we leverage our AI and other advanced data tools to develop algorithms to translate data into anonymous, transferable insights without accessing personal details. Furthermore, we adopt data encryption and firewalls to ensure the secured storage and transmission of data and prevent unauthorized access and usage of data. We also rely on our internal policies to prevent our systems from being infiltrated or our data being accessed or disclosed improperly. We limit access to sensitive data on a “need-to-know” basis according to the importance and sensitivity of data, which reduces human review and intervention in the processing of those data, to minimize the possibility of data leakage and unnecessary privacy invasion.
As the regulatory regime for data security and privacy is constantly evolving, we are watching closely on legislative developments in the data security space. We have an internal department responsible for closely monitoring and assessing the fast-and-ever- evolving legislative and regulatory environment, and maintain ongoing consultation with relevant government authorities to seek guidance on the applicability and interpretation of relevant laws and regulations. We also maintain frequent communications with our legal advisors, including PRC data law specialists, to keep abreast of the latest regulatory developments and receive prompt advice on fulfilling any applicable requirements in relation to our data security and personal information protection practices. We believe with the measures we have in place, we can continually adjust our internal policies in response to new regulatory developments, update our practice of network security, data compliance and personal information protection as appropriate, and take any necessary rectification measures in a timely manner, to ensure compliance with the cybersecurity and data related laws and regulations and any other relevant measures or regulations if and when they are formally adopted and come into effect in the future.
For additional information, see the section titled “Risk Factors — Risks Related to Our Business and Industry — Failure to comply with existing or future laws and regulations related to data security, data protection, cyber security or personal information protection could lead to liabilities, administrative penalties and other regulatory actions, which could negatively affect our operating results and business.”
CUSTOMERS
We have established significant coverage across a wide range of customers. Our financial institution customers, which mainly consist of banks and insurance companies, represented 100% of large and joint-stock banks, 98% of city commercial banks, 63% of property and casualty insurance companies and 47% of life insurance companies in China as of September 30, 2021. In addition, from our inception to September 30, 2021, we had also served 109 overseas financial institutions and 62 government agencies and regulators.
In 2019, 2020 and nine months ended September 30, 2021, the number of our premium customers increased from 473 in 2019 to 594 in 2020, and further to 604 in nine months ended September 30, 2021 (compared to 484 in nine months ended September 30, 2020). In the nine months ended September 30, 2021, our premium customers included 154 premium plus customers.
During the Track Record Period, aggregating Ping An and its subsidiaries as one customer, Ping An Group was our largest customer, contributing 42.7%, 52.1% and 56.1% of our total revenue, respectively, in 2019, 2020 and the nine months ended September 30, 2021. Aggregating Ping An Group as one customer, we generated revenue of RMB1,492.9 million, RMB2,247.5 million and RMB2,038.4 million from our five largest customers, accounted for 64.1%, 67.9% and 71.5% of our total revenue, respectively, during the same periods. Besides Ping An Group, the five largest customers also included Lufax Group, an associate of Ping An Group as of the Latest Practicable Date. In 2019, 2020 and the nine months ended September 30, 2021, our sales to Lufax Group accounted for 12.8%, 10.4% and 9.7% of our total revenue, respectively. See “Risk Factors — Risks Relating to Our Business and Industry — Failure to maintain, enlarge and optimize our customer base or strengthen customer engagement may adversely affect our business and results of operations.” See “Connected Transactions” for details of historical transaction amounts and terms of our transactions with Ping An Group. Our customers primarily locate in China. We have been working with our major customers for a period ranging from one to six years. We typically granted credit terms of 10 to 30 days following the invoice date to our customers. We believe that we maintain strong relationships with our major customers.
To the knowledge of our Directors, as of the Latest Practicable Date based on public filings with the Hong Kong Stock Exchange and SEC, (i) Ping An Group, through Bo Yu and Ping An Overseas, indirectly held 30.43% of our Shares based on public filings with the SEC; (ii) Lufax Group was an associate of Ping An, Mr. Wenwei Dou and Ms. Wenjun Wang; (iii) Ping An International Smart City Technology Co., Ltd. (平安國際智慧城市科技股份有限公司), one of our five largest customers during the Track Record Period, is an associate of Ping An; and (iv) Ms. Sin Yin Tan, our non-executive Director, held interest of less than 0.01% in Ping An. Save as aforesaid, to the knowledge of our Directors, none of our Directors and their respective close associates or any Shareholders holding more than 5% of our issued share capital had any interests in any of our five largest customers for each year/period of the Track Record Period as of the Latest Practicable Date.
SUPPLIER
During the Track Record Period, aggregating Ping An and its subsidiaries as one supplier, Ping An Group was our largest supplier, contributing 19.4%, 27.3% and 28.3% of our total purchase, respectively, in 2019, 2020 and the nine months ended September 30, 2021. See “Risk Factors — Risks Relating to Our Business and Industry — Failure to maintain, enlarge and optimize our customer base or strengthen customer engagement may adversely affect our business and results of operations.” Aggregating Ping An Group as one supplier, the total purchases from our five largest suppliers RMB860.3 million, RMB1,468.9 million and RMB1,286.1 million, accounted for 45.9%, 57.5% and 59.8% of our total purchase, respectively, during the same periods. Our suppliers are primarily located in China. We have been working with our major suppliers for a period ranging from one to six years. We are typically granted credit terms of 15 to 45 days following the invoice date by our suppliers. We believe that we maintain strong relationships with our major suppliers.
To the knowledge of our Directors, as of the Latest Practicable Date, based on public filings with the Hong Kong Stock Exchange, Ms. Sin Yin Tan, our non-executive Director, held interest of less than 0.01% in Ping An. Save as disclosed above, to the knowledge of our Directors, none of our Directors and their respective close associates or any Shareholders holding more than 5% of our issued share capital had any interests in any of our five largest suppliers for each year of the Track Record Period as of the Latest Practicable Date.
OUR RELATIONSHIP WITH PING AN GROUP
We began in December 2015 as the financial technology solution arm of Ping An Group. Ping An Group is incorporated under the laws of China, with its shares listed on both the Shanghai Stock Exchange and the Hong Kong Stock Exchange. Established over 30 years ago, Ping An Group holds a full suite of financial services licenses and its operations span the insurance, banking, securities, trust, investment, leasing, healthcare and technology industries. Ping An Group is committed to developing next-generation technology and stands at the forefront of digital transformation.
We enjoy a strong partnership with Ping An Group, as a partner for technology development, a supplier of application scenarios for developing our solutions, and a flagship customer showcasing our capabilities. Ping An Group is our strategic partner and our most important customer and supplier. We have partnered with Ping An Group to jointly develop new technology and applications, and Ping An Group provides us support in technology infrastructure such as cloud infrastructure. Ping An Group also provides us with a diverse, reliable source of real-life application scenarios to validate and prove our technology. Many of our customer insights and innovative solutions are first initiated and tested within the Ping An Group ecosystem. Our strategic partnership with Ping An Group has contributed to our growth significantly and we expect it to continue to do so.
We and Ping An Group cooperate under a Strategic Cooperation Agreement with a term extending until ten years after completion of our initial public offering on December 17, 2019, subject to Ping An Group continuing to hold or beneficially own at least 30% of our shares. Under this agreement, Ping An Group will give preference to us in choosing its partner for providing technology service and solutions to external financial institutions. Ping An Group will also give preference to us in purchasing banking and non-banking solutions. Under the same agreement, Ping An Group has granted us non-transferable rights to use, duplicate, modify and sell Ping An Group’s existing technologies to financial institutions globally. With this long-term Strategic Cooperation Agreement, we believe we will continue to benefit from Ping An Group’s development of technologies and to leverage Ping An Group’s know-how, customer insights, and application scenarios in developing new technology applications.
We and two Ping An Group subsidiaries cooperate under a technology service agreement, or the Technology Service Agreement, under which those two subsidiaries provide us a wide range of technical infrastructure, technology support and maintenance. This agreement has a term ending at the end of 2021. If no objection is raised by any party one month prior to the end of 2021, the agreement will be automatically extended for another year thereafter. The payments under the agreement are based on arm’s-length pricing.
Ping An Group is also our principal shareholder. The total Shares held by Ping An Group, through both Bo Yu and Ping An Overseas, was 30.43% of our Shares as of the Latest Practicable Date based on public filings with the SEC. See “History and Corporate Structure — Corporate Structure” for more information. When exercising its rights as our shareholder, Ping An Group may take into account not only the interests of our Company and our other shareholders but also its own interests, the interests of its public shareholders and the interests of its other affiliates. The interests of our Company and our other shareholders may conflict with the interests of Ping An Group and its public shareholders and other affiliates. For additional information about the risks in connection with our relationship with Ping An Group, see “Risk Factors — Risks Relating to our Business and Industry — Ping An Group is one of our Controlling Shareholders, our strategic partner, our most important customer and our largest supplier. Any deterioration of our relationship with Ping An Group could have a material adverse effect on our results of operations, business and growth.”

SALES AND MARKETING
Our unique customer acquisition approach is built around our pricing model, sales team composition, and industry-specific marketing and promotion. We have strategically chosen to charge low upfront fees and use transaction-based pricing for most of our solutions to attract customers. We market our services through our sales and business development team who has extensive experience in both financial services and technology industries. Our relationship managers, leveraging their previous working experiences, usually have direct executive-level relationships with our existing and target customers. As of December 31, 2021, our sales team included 321 sales professionals, divided into four sales areas, strategically located in Beijing, Shanghai, Chengdu and Shenzhen, each strategically located to be close to our customers. We employ a variety of marketing methods to promote our brand recognition as a reliable and innovative financial technology solution provider with a proven track record. In 2020 and the nine months ended September 30, 2021, we hosted 19 and 35 industry major industry conferences or product releases, respectively. We are one of the key founding members of the Internet Finance Association of Small and Medium-sized Banks, an alliance of over 260 small and medium-sized bank members in China, aiming at promoting cooperation and innovation among its members.
CORPORATE SOCIAL RESPONSIBILITY
We believe the best approach to corporate social responsibility is through embedding elements of social responsibility in our business. Since our founding, we have been upholding our commitment to corporate social responsibility through engaging public interest initiatives as well as by extending the benefits of our ecosystem to the community at large.
As a leading technology-as-a-service platform, we believe in the power of technology and talent. Through the establishment of digitized government platforms, we promote the realization of inclusive finance and help the development of SMEs. We also answer the call for the construction of Guangdong-Hong Kong-Macao Greater Bay Area by establishing the port logistics and trade blockchain platform. We also collaborate with a world leading exchange to deploy a suite of tech solutions to streamline its ESG reporting standard and templates. In addition, we use our technologies to help financial institutions reduce energy consumption during their construction of IT infrastructure and increase their operational efficiency to save the environment.
We are committed to sustainability as part of our corporate strategy, and we strive to cultivate a sustainable mindset among our employees and work environment. We have conducted a series of office policies that aim to reduce waste and carbon emissions of both our Company and our employees. We ask our employees to be mindful of the environment when consuming office supplies, such as using double-sided printing and only printing when necessary. In our offices, we have internal policies for when and how air conditioners are to be used, based on temperature and time.
In early 2021, we launched a “love and technology, grow together” charity plan, targeting to bring science and technology enlightenment, teaching support and education supplies to over a hundred hope primary schools under Project Hope. For example, we visited a hope primary school in Ji’an Jiangxi province in June 2021, for which we donated a music classroom and Gamma machines, which can help students get in touch with their parents who work at other cities, in 2019.
HEALTH, WORK SAFETY, SOCIAL AND ENVIRONMENTAL MATTERS
We do not operate any production facilities. We are not subject to significant health, work safety, social or environmental risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department would, if necessary, adjust our human resources policies to accommodate material changes to relevant labor and work safety laws and regulations. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training to our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility.
During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any fines or other penalties due to non-compliance in relation to health, work safety, social or environmental regulations and had not had any accident, or claim for personal or property damage made by our employees, that has materially and adversely affected our business, financial condition or results of operations.
SEASONALITY
Our quarterly results of operations, including the levels of our revenues, expenses, net loss or income and other key metrics, may vary significantly due to a variety of factors. In general, our third and fourth quarters have been the stronger quarters in the past, primarily due to our business model of primarily charging our financial institution customers based on the transaction volume generated on our platform or their other usage of it. Our financial institution customers tend to have higher spending with us in the second half of the year as a result of their annual budget cycles. In addition, customer transactions at financial institutions tend to peak in the fourth quarter, which in turn can cause seasonality in our revenue.
COMPETITION
The markets in which we operate are competitive and evolving. Our primary competitors include companies affiliated with financial institutions that provide technology-as-a-service solutions, traditional technology companies that provide traditional standard and customized IT products and services, and internet companies that offer technology services. The most significant competitive factors for us are:
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alignment with the business vision and goals of customers;

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pricing and overall customer relationship management;

•
application features and functions;

•
ease of delivery and integration;

•
security and compliance of solutions with regulatory requirements;

•
ability to maintain, enhance and support applications and services;

•
domain expertise in financial technology;

•
ability to innovate and rapidly respond to customer needs;

•
ability to provide end-to-end solutions; and

•
brand recognition within the financial services industry.

EMPLOYEES
The following table sets forth the number of our employees by function as of December 31, 2021.
Function
Research and Development	2,050
Business Operations	437
Sales and Marketing	983
General Administration	382
Total	3,842
As of December 31, 2019, 2020 and 2021, we had 3,631, 3,597 and 3,842 employees, respectively. Among these employees, as of December 31, 2021, 306 employees were based outside of China. A large number of our employees had prior experience in technology companies or financial institutions.
We enter into standard labor contracts with our full-time employees. We also enter into non-compete and confidentiality agreements with certain employees. Such non-compete provisions apply based on the importance of the positions and other relevant factors.
Our success depends on our ability to attract, retain and motivate qualified personnel. We primarily recruit our employees in China through recruitment agencies, on-campus job fairs and online channels including our corporate website and social media platforms. We have adopted a training policy, pursuant to which management, technology and other training is regularly provided to our employees by internal speakers and external consultants. We believe our training culture has contributed to our ability to recruit and retain qualified employees.
As required under Chinese law and regulations, we participate in various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, maternity, work-related injury and unemployment benefit plans. We are required under Chinese laws to make contributions to employee benefit plans at specified percentages of salaries, bonuses, and certain allowance of our employees, up to a maximum amount specified by the local government.
During the Track Record Period and up to the Latest Practicable Date, we did not experience any strikes or major disputes with our employees. We believe that we have maintained a good working relationships with our employees.
FACILITIES
We do not own any properties. Our corporate headquarters are located at 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, PRC. We also have offices in the Hong Kong SAR, Shenzhen, Shanghai, Beijing and Chengdu in China, Singapore, and Jakarta, Indonesia. These facilities have an aggregate of over 40,000 square meters and currently accommodate our management, research and development, sales and marketing, as well as general and administrative activities.
INSURANCE
We have in place all the mandatory insurance policies required by PRC laws and regulations. In line with general market practice, we do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance. The See “Risk Factors — Risks Relating to our Business and Industry — We may not have sufficient insurance coverage to cover our business risks.”
We provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance, and other insurance policies, including accident insurance and inpatient insurance, for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all technology personnel and certain other personnel.
LEGAL AND ADMINISTRATIVE PROCEEDINGS
From time to time we, our Directors, management and employees may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, our Directors, management and employees, we do not believe that any currently pending legal or administrative proceeding to which we, our Directors, management or employees are a party will have a material adverse effect on our business or reputation. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.
COMPLIANCE WITH LAWS AND REGULATIONS
We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training to our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility. Our legal advisors are not aware of any non-compliance incidents of us during the Track Record Period and up to the Latest Practicable Date that would, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations. As of the Latest Practicable Date, we had obtained all material licenses, approvals and permits necessary from competent regulatory authorities for our business operations in the jurisdictions in which we operate. We renew all such permits and licenses from time to time to comply with the relevant laws and regulations. As of the Latest Practicable Date, we were not aware of any facts that will prevent us from renewing permits or licenses material to our Group.
RISK MANAGEMENT AND INTERNAL CONTROLS
Risk Management
Risk management is critical in our business operations. We face operational risks such as changes in general market conditions and regulatory environments for the China technology service market in general; our ability to offer quality services and compete effectively; our ability to manage our anticipated growth and execute our growth strategies; and our compliance with regulations and industry standards. We are also exposed to market risks (including foreign exchange risk, interest rate risk and credit risk), strategic risk, financial risk, human resource risk and legal risk that arise in the ordinary course of our business. See “Financial Information — Qualitative and Quantitative Financial Risks” for more information.
We have adopted the risk management framework described below to address these risks:
•
Our Board is in charge of our overall risk management. Our Board designs and oversees the establishment of our risk management system, determines our risk management objectives, reviews and approves our major risk management matters in light of these objectives, formulates evaluation criteria for the major risks, and supervises the development of risk management culture within our Group.

•
Our Audit Committee and our internal audit department are responsible for monitoring our overall risks, including assessing the systems, processes, controls, information and operations related to the risk management and risk assessment, developing and reviewing our risk management policies, monitoring significant risks related to our business operations, supervising the application of our risk management framework, discussing the risk management system with the management to ensure its effectiveness and investigating any perceived or actual significant risk or irregularity within our Group.

•
Our strategy and investment committee, consisting of Mr. Wangchun Ye, our chairman of the Board, Mr. Min Zhu, Mr. Yaolin Zhang and Ms. Sin Yin Tan, is responsible for reviewing and approving investment proposals made by our strategic investment and capital markets department, including issuances or disposals of equity or debt securities and investments in, joint ventures or alliances with, or acquisitions of other companies. Our strategic investment and capital markets department sources investment projects in accordance with our investment strategy, and conducts thorough pre-investment due diligence to assess the risks and potential of the investment projects.

•
We have in place an employee handbook, including the best commercial practice, work ethics and prevention mechanism to avoid fraud, negligence and corruption, and a code of conduct approved by our management and have distributed them to all our employees. We provide employees with regular training and resources relating to work ethic, working procedures, internal policies, management, technical skills and other aspects to keep them abreast of the guidelines contained in the employee handbook. We have formulated a recruitment plan for the upcoming year based on the current turnover rate and our future business plan, and we continuously improve our recruitment process with the aid of information technology. We also have a rigorous background check process for our incoming employees.

•
Our relevant departments, including those at the local offices in jurisdictions where we operate, are responsible for implementing our risk management policies. Our relevant departments carry out day-to-day risk management related to our business operations, identify and assess potential risks, prepare risk management reports, and take appropriate measures in response to our risk exposure where necessary.

Internal Controls
Our Board of Directors is responsible for establishing our internal control system and reviewing its effectiveness. We have adopted or plan to implement, among others, the following internal control measures:
•
We have adopted measures and procedures regarding our business operations, particularly in relation to compliance. We provide periodic training on these measures and procedures to our employees as part of our employee training program and regularly monitor the implementation of these measures and procedures in our business operations;

•
We have established an Audit Committee responsible for overseeing our financial reporting system, risk management and internal control procedures, including reviewing the financial and accounting policies and practices, assisting and monitoring the auditing process (including making recommendations to our Board of Directors on the appointment and removal of external auditors), and performing other duties and responsibilities as assigned by our Board of Directors or required by relevant laws and regulations. Please see “Directors and Senior Management — Committees under the Board of Directors — Audit Committee” for the qualifications and experience of these audit committee members as well as the responsibilities of our audit committee;

•
With the assistance of internal and external legal advisors, our Directors continuously monitor our compliance with relevant laws and regulations;

•
We have engaged Somerley Capital Holdings Limited as our compliance advisor to provide advice to our Directors and management team until a date on which our Company complies with Rule 13.46 of the Hong Kong Listing Rules in respect of our financial results for the first full financial year after the Listing Date; and

•
We have adopted various additional internal policies and measures against corrupt and fraudulent activities, which include the code of conduct for our employees, insider trading policy, anti-corruption policy, anti-money laundering and sanctions compliance policy and whistleblower policy. Major measures include authorizing our legal and compliance team to execute these measures, including handling complaints, ensuring protection for complaints and conducting internal investigations; cultivating and maintaining the company-wide culture of honesty and integrity; and rectifying any identified corrupt or fraudulent activities and establishing and routinely assessing preventative measures to avoid future non- compliance.

We plan to provide our Directors, senior management and relevant employees with regular compliance training with a view to proactively identifying any concerns or issues relating to any potential non-compliance. We believe that we have established adequate internal procedures, systems and controls in relation to compliance with anti-corruption and anti-bribery laws and other applicable laws and regulations.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2019 and 2020, the nine months ended September 30, 2020 and 2021, and as of December 31, 2019 and 2020 and September 30, 2021, including certain new disclosures made in connection with the Listing.

OVERVIEW
We are a leading technology-as-a-service provider for the financial services industry in China with an expanding global presence. Our technology solutions address the significant technology spending need by financial institutions that seek to expedite digital transformation and ensure sustainability. We believe “technology + business” is our key competitive advantage and a driving force of how we continue to win and engage with our customers. By integrating extensive financial industry expertise with market-leading technology, we simplify the digitalization process of our customers by not only providing proven solutions, but also enabling our customers to apply technologies in complex business scenarios. This process enables our customers to improve efficiency, enhance service quality, reduce costs and mitigate risks. Our broad, high quality and growing customer base included 100% of large and joint-stock banks, 98% of city commercial banks, 63% of property and casualty insurance companies and 47% of life insurance companies in China, as of September 30, 2021. According to CIC, we ranked second among listed TaaS providers in China in terms of financial software and services revenue in 2020.
We established our initial operations as the financial technology solution arm of Ping An Group. Since the end of 2015, we started to operate as a separate company in Ping An Group until November 29, 2017 when we ceased to be consolidated with Ping An Group. We continue to enjoy a strong relationship with Ping An Group, as a partner for technology development, a supplier of application scenarios for developing our products, and a flagship customer showcasing our capabilities. Our strategic partnership with Ping An Group has contributed to and we expect it to continue to contribute to our future growth.
Our revenue model is primarily transaction-based. This revenue model allows us to grow with our customers as their businesses utilize and benefit from our solutions, which further incentivizes us to create additional, more integrated solutions to fit their broader business needs, and ultimately forms a highly resilient, long-term business partnership. In 2020 and the nine months ended September 30, 2021, 74.4% and 81.3% of our revenue, respectively, was transaction-based. We believe that growing our customer base and increasing customer engagement are crucial to monetizing our business and thus increasing revenues and achieving profitability. Starting from 2021, we have shifted our customer development strategy from primarily expanding customer base to deepening customer engagement, including through focusing on those who tend to have more sizable and stable demand for our solutions and therefore, have more potential to become premium plus customers. To better serve these customers, we also upgraded our product structure from single-module products to more comprehensive, integrated solutions encompassing sales management, risk management and operation support services.
We have achieved significant growth in our client base and revenues since our inception. Our revenue grew by 42.3% from RMB2,327.8 million in 2019 to RMB3,312.3 million in 2020, and grew by 27.5% from RM2,236.6 million in the nine months ended September 30, 2020 to RMB2,852.1 million in the same period of 2021.
Major Factors Affecting Our Results of Operations
Our business and operating results are affected by general factors affecting China’s technology-as-a-service for financial institutions market, which include China’s overall economic growth and the growth of its financial industry, competitive landscape for technology and business spending by financial institutions, financial institutions’ acceptance of advanced technology services, and regulation and policies affecting technology services and financial institutions. Unfavorable changes in any of these general conditions could negatively affect demand for our services and materially and adversely affect our results of operations.
While our business is influenced by general factors affecting the spending on technology and business by financial institutions in China, we believe that our results of operations are more directly affected by certain company-specific factors, including:

Our Ability to Optimize Our Product Mix
Since 2019, we have gradually reduced our use of hook products, which are initially provided to financial institutions at low or even no charge to encourage adoption, leading to a more optimized product mix. Hook products usually involve standard, single-module products of relatively low margin such as certain products under business origination services.
We continue to optimize our product offerings by developing more integrated end-to-end solutions that more comprehensively serve customers’ needs and enable us to charge higher premiums and thus achieving higher profit margins. Since 2021, we have consolidated and upgraded functions of our product offerings into three integrated solutions spanning the digital retail banking, digital commercial banking, and digital insurance segments. Our product integration also allows us to upgrade our pricing model from incremental-based — charging our fees based on the incremental transaction volume, to stock-based — charging our fees based on the total transaction volume, leading to a more stable revenue growth.
We have also optimized our product portfolio to proactively respond to changing regulatory environment. This has caused, and may continue to cause, fluctuations in our revenue growth and profit margin.
Our Ability to Monetize and Market Our Services and Solutions
Our results of operations are affected by our ability to successfully monetize and market our technologies. This, in turn, depends on our technology leadership and our innovation to develop and design easy-to-deploy, scalable and secure solutions to address financial institutions’ unserved or under-served needs. Our results of operations also depend on the effectiveness of our customer acquisition and relationship management strategies, as well as customers’ acceptance of our transaction-based pricing model.
Our Ability to Grow Our Customer Transaction Volume
We adopt a primarily transaction-based revenue model, which allows us to grow with our customers as their businesses utilize and benefit from our solutions. To drive the growth of our customers’ transaction volume or usage of our platform, we have been focused on deepening engagement with customers by upselling our products and solutions. For example, we provide our customers with a set of tailored business services to catalyze transaction volume or usage of our platform. In addition, we promote cross-selling of products and, ultimately, platform integration of our solutions so that we become an integral part of the customer’s operations. Our products are flexible and easy for customers to take on either on an integrated basis or incrementally with other solutions purchased. We have also upgraded our product structure from single-module products to more comprehensive, integrated solutions, to increase customer stickiness, deepen customer engagement and drive more usage. As our customers’ transaction volume or usage of our platform increases, we are able to generate more transaction-based fee revenue. The growth of our customers’ transaction volume is also affected by other factors such as general-economic and market conditions and regulatory developments.
Our Ability to Expand Premium Customer Base and Deepen Our Customer Engagement
Our growth depends on our ability to expand and deepen customer engagement. As our market awareness increased and product portfolio expanded, starting from 2021, we shifted our customer development strategy from primarily expanding customer base to focusing on retaining and expanding premium customers base, in particular premium plus customers and deepening our customer engagement. We had 187, 168, 127 and 154 non-Ping An Group customers, that have reached the RMB1,000,000 revenue threshold, which we categorized as premium plus customer, in 2019, 2020, the nine months ended September 30, 2020 and 2021, respectively. We believe expanding our premium customer base will support higher quality, more sustainable growth.
Our ability to expand and optimize our customer base depends on various factors, including the acceptance of our solutions, the success of our sales and marketing efforts, competition, the regulatory environment for financial institutions and our industry, and our ability to innovate and improve our services.
Our Ability to Manage Costs and Expenses Effectively
Our ability to manage and control our cost of revenue and operating expenses is critical to our results of operations. Our cost of revenue primarily includes fees we pay to our channel partners to generate leads for our customers, fees we pay for outsourced technology or data services, labor-related cost, and amortization of intangible assets recognized in cost of revenue, which consist of application and platform contributed by Ping An Group, internally developed application and platform, and acquired software and other intangible assets, in each case relating to revenue generation. Application and platform contributed by Ping An Group relating to revenue generation had been fully amortized by July 31, 2019. Gross profit margin for any of our particular solutions is generally lower at the earlier stage of its monetization.
We have made substantial investment in customer acquisition, research and development, and other supporting functions to support our future growth and expansion. To achieve, maintain and enhance our profitability, we plan to leverage our large customer base by cross-selling products and expanding our financial institution customer relationships to reduce selling and marketing expenses as a percentage of our revenue. We also plan to continue to leverage previous investment in technology and other infrastructure to reduce our research and development expenses as a percentage of our revenue and to further benefit from economies of scale.
Our Ability to Continue to Innovate in Technology
Our advanced technological capabilities and infrastructure are key to our business development. Our ability to effectively invest in these areas helps us develop new solutions and explore new business models for our financial institution customers and it helps our customers expand their client bases and transaction volumes, while effectively managing risks. In addition, our technology infrastructure is critical to the scalability, security and flexibility of our platform.
Our Ability to Continue Our Strategic Partnership with Ping An Group
Ping An Group is our strategic partner and our most important customer and supplier. We have partnered with Ping An Group to jointly develop new technology and applications, and Ping An Group provides us support in technology and infrastructure. Ping An Group also provides us with a diverse and reliable source of real-life application scenarios to validate and prove our technology. Many of our customer insights and innovative solutions are first initiated and tested within the Ping An Group ecosystem.
We have provided a number of products and services to Ping An Group. We expect Ping An Group and its associates will continue to be our most important customers, although we may be less reliant on their revenue contributions over time. Our strategic partnership with Ping An Group has contributed to our growth significantly, and we expect it to remain important to our growth and success.
Impact of COVID-19
The emergence of a novel strain of coronavirus, later named COVID-19, has affected China and many other countries since December 2019. The COVID-19 pandemic has had, and, together with any subsequent outbreak driven by new variants of COVID-19, may continue to have, a significant impact on our operations and financial results. For example, the outbreak of COVID-19 has negatively affected our operations by delays in project implementation, on-site work, business development, client interaction and general uncertainties surrounding the extent of lockdowns and other travel restrictions imposed by China and various foreign countries, particularly in the first half of 2020. Although most travel restrictions and temporary lock-downs have eased in China and in countries in Southeast Asia, where we conduct some of our international operations remained in place as of September 30, 2021 and as of the Latest Practicable Date. In addition, there have been re-occurrence of COVID-19 cases from time to time. For example, recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta variant and Omicron variant cases, in multiple cities in China and in other countries where we have operations. Certain travel restrictions and other limitations were imposed in various places in response to these new cases. As a result, customer usage of our solutions and our revenue have been and may continue to be adversely affected.
However, the pandemic has led more financial institutions to reevaluate their IT strategies and accelerated demand for digitalization and interest in our cloud-based solutions, as these institutions seek to optimize their operational efficiency and reduce costs. We have been proactively working with existing and new customers to provide them operation support services and assist them in their shift to cloud-based solutions amid the pandemic-related interruptions. We also launched our Gamma FinCloud in the second quarter of 2020. As we continue to deliver strong support to our customers, our revenue from operation support services increased from RMB583.0 million in 2019 to RMB1,061.4 million in 2020, and our revenue from operation support service and Gamma FinCloud increased from RMB890.4 million in nine months ended September 30, 2020 to RMB1,512.4 million the same period in 2021.
Key Performance Indicators
Non-financial Key Performance Indicators
We regularly review the following key operating metrics to evaluate our business, measure our performance, identify trends affecting our business and assess our operational efficiency.
Number of Customers
In determining the number of customers, we treat legal entities within the same corporate group as one customer (to the extent we are aware of such relationship). Accordingly, Ping An Group, including Ping An and its subsidiaries, is treated as a single customer.
We categorize non-Ping An Group customers that have contributed revenue of at least RMB100,000 since the beginning of the applicable fiscal year as our premium customers. Furthermore, we categorize premium customers that contribute revenue of at least RMB1,000,000 since the beginning of the applicable fiscal year as our premium plus customers and have started focusing on the development of and deepening of relationship with these customers since 2021. Our premium customers and premium plus customers exclude Ping An Group but include customers that we have direct contracts with, and provide direct services to, where payments for these services have been made through contractual arrangements that we have with others, including Ping An Group.
The following tables set forth our number of customers and their revenue contribution for the respective periods:
	As of or for the year ended December 31,				As of or for the nine months ended September 30,
	2019		2020		2020		2021
	Number of customers	Revenue RMB	Number of customers	Revenue RMB	Number of customers	Revenue RMB	Number of customers	Revenue RMB
		(in millions)		(in millions)		(in millions) (unaudited)		(in millions) (unaudited)
Ping An Group(1)	N/A	994.7	N/A	1,726.8	N/A	1,110.8	N/A	1,601.3
Premium Customers(2)(3)	473	1,305.8	594	1,517.3	484	1,080.2	604	1,195.7
Premium Customers(3)	187	1,190.5	168	1,376.0	127	927.3	154	1,049.3

Notes:
(1)
Includes 33 38, 32 and 38 legal entities in Ping An Group in 2019, 2020 and nine months ended September 30, 2020 and 2021, respectively. We treat Ping An Group and its subsidiaries as a single customer because they are consolidated subsidiaries of Ping An Insurance (Group) Company of China, Ltd. Includes RMB10.5 million, RMB5.2 million, RMB5.2 million and nil in 2019, 2020 and nine months ended September 30, 2020 and 2021, respectively, from Guangzhou Ping An Haodai, or Haodai, a Ping An Group subsidiary. These payments were made by Haodai’s customers directly.

(2)
Includes Lufax Group, see Note 5.2(a) to the Accountant’s Report. In 2019, 2020 and the nine months ended September 30, 2020 and 2021, it also includes RMB14.5 million, RMB3.2 million, RMB71 thousand and nil million in relation to the lending solutions we provided to third party customers that we had direct contracts with, and provided direct services to, where payments for these services were made through contractual arrangements that we have with others, including Ping An Group and associates of Ping An Group.

(3)
We treat legal entities within the same corporate group as one customer (to the extent we are aware of such relationship).

Revenue Per Premium Customer
We view non Ping An Group customers that have contributed revenue of at least RMB100,000 since the beginning of the applicable fiscal year as our premium customers. Our premium customers contributed to the majority of our total revenue. We use revenue per premium customer (consisting of both newly added premium customers and existing premium customers) to evaluate their respective expansion. Mature premium customers tend to use more products and generate higher transaction volume than new premium customers. The change of composition of premium customers may result in volatilities in revenue per premium customer.
We have added a substantial number of new premium customers in 2019, 2020 and the nine months ended September 30, 2020 and 2021. As a result, our revenue per premium customer was RMB2.6 million in 2020, compared with RMB2.8 million in 2019 and our revenue per premium customer was RMB2.0 million in the nine months ended September 30, 2021, compared with RMB2.2 million in the nine months ended September 30, 2020.
Revenue Per Premium Plus Customer
We view customers with revenue contribution of at least RMB1,000,000 since the beginning of the applicable fiscal year as our premium plus customers. Since 2021, we have started to focus on the development of and deepening of relationship with premium plus customers, including by converting existing premium customers, as we believe they tend to have more sizable and stable demand for our solutions. Revenue per premium plus customers was RMB8.2 million in 2020 compared to RMB6.4 million in 2019 as the number of premium customers decreased from 2019 to 2020 as we phased out certain products in 2020. Revenue per premium plus customer was RMB6.8 million in the nine months ended September 30, 2021 compared to RMB7.7 million for the same period in 2020 as our number of premium plus customers increased in 2021.
Revenue from Third-Party Customer as a Percentage of Total Revenue
We have continued to seek diversification of revenue and customers base. We use revenue from third-party customers, which refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period, as a percentage of our total revenue, to measure our customer diversification. Our revenue from third-party customers increased 20.1% from RMB1,034.1 million in 2019 to RMB1,242.2 million in 2020, and increased by 13.3% from RMB859.1 million in nine months ended September 30, 2020 to RMB973.6 million in nine months ended September 30, 2021. Our revenue from third-party customers as a percentage of total revenue decreased from 44.4% in 2019 to 37.5% in 2020 and from 38.4% in the nine months ended 2020 to 34.1% for the same period in 2021. Our revenue from third-party customers as a percentage of total revenue decreased during the Track Record Period as a result of our launch of the Gamma FinCloud in the second quarter of 2020 for which Ping An Group has been one of the main customers during the initial development stage; transition regarding our customer focus since 2021 where we started to place a greater focus on medium and large-sized financial institutions and terminated services with certain smaller customers; change in product portfolio to phase out certain low-value products and the macro impact of COVID-19.
Net Expansion Rate
We use net expansion rate to evaluate the retention and expansion of our customer relationships on a year-on-year basis for our premium customers. Net expansion rate for premium customers is calculated as a fraction, the denominator of which is the revenue contribution from premium customers in one year and the numerator of which is the contribution from the same group of customers in the following year, excluding revenue contribution from customers who are no longer premium customers in the following year. Our net expansion rate in 2020 for 2019 premium customers was 84%. As we continue to deepen customer engagement with premium customers, we expect that their net expansion rate will increase in the future.

Financial Key Performance Indicators
Revenue
The following table sets forth a breakdown of our revenue by segments for the periods indicated:
	For the Year ended December 31,		For the Nine months ended September 30,
	2019	2020	2020	2021
	(RMB in thousands)
			(unaudited)
Technology Solution Segment(1)(2)
Implementation	570,822	851,856	572,435	517,026
Transaction based and support revenue
– Operation support services	582,968	1,061,445	766,547	766,912
– Business origination services	770,893	605,733	457,407	350,912
– Risk management services	327,120	362,530	249,676	317,562
– Cloud services platform	—	314,338	123,819	745,496
– Post-implementation support services	36,000	55,678	35,072	33,629
– Others	40,043	57,533	29,064	103,115
Subtotal	2,327,846	3,309,113	2,234,020	2,834,652
Virtual Bank Business
Interest and commission	—	3,177	2,544	17,440
Total	2,327,846	3,312,290	2,236,564	2,852,092

Note:
(1)
For the purpose of internal reporting and management’s operation review, we did not segregate our by product or service lines for the years ended December 31, 2019 and 2020. Hence, we only had one operating segment and do not distinguish between markets or segments for the purpose of internal reporting for such periods. In view of the increased scale of the banking business, and to help investors better understand our revenue structure, a new segment named “Virtual Bank Business” has been separated since the first quarter of 2021. The Board believes that the above changes in segment information better reflect our current market trends, as well as resource allocation and our future business development. For better comparability across periods, numbers in this section have been recast to conform with the new presentation.

(2)
Intersegment eliminations and adjustments are included under technology solution segment.

Technology Solution Segment
Our revenue from the technology solution segment consists of implementation revenue and transaction-based and support services revenue.
Implementation Revenue
Our implementation revenue primarily consists of revenue from customer-specific software development or customization services provided to our customers for the use of our platform through either cloud offerings or in the on-premise IT environment.
Transaction-Based and Support Services Revenue
Our revenue from transaction-based and support services consists of (i) revenue from business origination services, which primarily include AI Banker APP and other retail banking business origination modules under digital retail banking solution, (ii) revenue from risk management services, which primarily include intelligent risk management platform under digital banking solution, risk management platform for SME banking under digital commercial banking solution, and anti-fraud and intelligent fast claim function under digital insurance solution, (iii) revenue from operation support services, which primarily include AI customer services and roadside assistance management modules under digital insurance solution, (iv) revenue from post- implementation support services, and (v) revenue from other services, which primarily include service management platform under digital insurance solution.
Virtual Bank Business Segment
Our revenue from virtual bank business primarily consists of our interest income from our lending business of our virtual bank and fees and commission from our banking operations.
Cost of Revenue
Our cost of revenue consists of business service fees, labor related costs, amortization of intangible assets, and depreciation of property and equipment. Business service fees primarily include (i) business origination fee, which is fees we pay to our channel partners for their generation of end-customer leads for our customers, and represents our expense for business origination services, which is recognized in cost of revenue when a referral is successfully accepted by our customer, (ii) technology service fee — business service fees, which are fees we pay to technology service provider and data fees we pay to others, and (iii) outsourcing labor costs, which represent outsourced labor costs relating to the delivery of our transaction-based services. Labor related costs include (i) employee benefit expenses recognized in cost of revenue, and (ii) technology service fee — labor related costs, which are fees paid to technology service providers for their labor relating to the development and implementation of systems and applications for our customers. Amortization of intangible assets recognized in cost of revenue consists of (i) amortization of application and platform contributed by Ping An Group, (ii)amortization of internally developed application and platform, and (iii) amortization of acquired software and other intangible assets, in each case relating to revenue generation. Application and platform contributed by Ping An Group relating to revenue generation had been fully amortized by July 31, 2019. Depreciation of property and equipment recognized in cost of revenue represents depreciation of office and telecommunication equipment associated with revenue generation.
The following table sets forth the breakdown of cost of revenue by nature for the periods presented:
	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2019	2020	2020	2021
	(RMB in thousands)
			(unaudited)
Employee benefit expenses(1)	200,843	302,377	180,351	286,549
Technology service fee	473,304	868,643	514,084	786,191
Technology service fee – business service fees(2)	268,345	552,799	319,096	620,489
Technology service fee – labor related costs(1)	204,959	315,844	194,988	165,702
Business origination fee(2)	291,883	251,988	199,358	198,811
Outsourcing labor costs(2)	198,537	236,207	182,660	216,494
Other costs(2)(3)	85,508	131,162	79,154	148,645
Amortization of intangible assets(4)	308,551	275,479	203,198	226,137
Amortization of application and platform contributed by Ping An Group relating to revenue generation	115,028	—	—	—
Amortization of internally developed application and platform relating to revenue generation	121,474	163,117	123,773	139,806
Amortization of acquired software and other intangible assets	72,049	112,362	79,425	86,331
Depreciation of property and equipment	2,362	2,978	2,673	2,749
Total	1,560,988	2,068,834	1,361,478	1,865,576

Notes:
(1)
Under labor related costs.

(2)
Under business service fees.

(3)
Include traveling expenses associated with revenue generation, costs of revenue associated with virtual bank operation, and others including inventory cost for sales of products and payment handling fees paid to third-party payment companies for transaction-based and support services provided to our customers. Include cost of revenue of virtual bank business totaled nil, RMB10.1 million, RMB3.2 million and RMB11.8 million in 2019, 2020 and the nine months ended September 30, 2020 and 2021, respectively.

(4)
Include cost of revenue of virtual bank business totaled nil, RMB10.9 million, RMB6.8 million and RMB12.6 million in 2019, 2020 and the nine months ended September 30, 2020 and 2021, respectively.

Operating Expenses
Research and Development Expenses
Our research and development expenses primarily consist of technology service fee we pay for outsourced technology services in relation to our cloud and IT infrastructure, employee benefit expenses relating to our research and development employees, and amortization of intangible assets. Our amortization of intangible asset recognized in research and development costs consists of amortization to platform and application used as the foundation to our research and development, which represent application and platform contributed by Ping An Group relating to research and development. Application and platform contributed by Ping An Group relating to research and development had been fully amortized by July 31, 2019. For a detailed breakdown of our research and development expenses by nature, please refer to Note 6 to the Accountant’s Report.
Selling and Marketing Expenses
Our selling and marketing expenses primarily consist of employee benefit expenses. Employee benefit expenses recognized in selling and marketing expenses mainly include wages, salaries and other benefits of employees from our sales and marketing functions. Such employee benefit expenses were RMB419.6 million, RMB416.8 million, RMB327.7 million and RMB287.9 million in 2019, 2020 and nine months ended September 30, 2020 and 2021, respectively, representing the majority of our selling and marketing expenses for the same periods.
Our selling and marketing expenses also include telecommunication expenses, which primarily relate to service fee we pay for text message advertisement, and marketing and advertising fee relating to our selling and marketing activities, such as online advertising, product launch conferences and brand promotion events. In addition, our selling and marketing expenses also include outsourcing labor costs, professional service fee, depreciation of property and equipment, traveling expenses and other selling and marketing expenses.
General and Administrative Expenses
Our general and administrative expenses primarily include employee benefit expenses and depreciation of property and equipment. Employee benefit expenses recognized in general and administrative expenses mainly include wages, salaries and other benefits of our general management and back office employees. Employee benefit expenses were RMB367.2 million, RMB439.4 million, RMB340.6 million, and RMB321.1 million in 2019, 2020 and the nine months ended September 30, 2020 and 2021, respectively, representing the largest expenses in our general and administrative expenses for the same periods. Depreciation of property and equipment recognized in general and administrative expenses mainly represents depreciation of properties and equipment which are for general and administrative use. Depreciation of property and equipment was RMB105.7 million, RMB122.9 million, RMB88.2 million and RMB89.8 million in 2019, 2020 and the nine months ended September 30, 2020 and 2021, respectively.
Our general and administrative expenses also include traveling expenses for business travel for employees from our general management and back office departments, outsourcing labor costs, telecommunication expenses, professional service fee primarily for legal, consulting and auditing fees that we incur in our ordinary course of business, and other general and administrative expenses.

Net Impairment Losses on Financial and Contract Assets
Our net impairment losses primarily include provisions of impairment for trade receivables, contract assets and other receivables.
Other Income, Gains or Loss — Net
Our other income, net primarily includes net gain on financial assets at fair value through profit or loss and gains or losses, which reflects gains from our investments in wealth management products, and our guarantee gain or loss, which reflects the net gain or loss on our remaining guarantee exposure from our legacy credit risk management services, which we ceased offering at the end of January 2018.
Finance Income
Our finance income relates to interest income on bank deposits generated by our cash deposits at commercial banks.
Finance Costs
Our finance costs primarily include interest expense on borrowings, which represent the interest we paid to commercial banks for our borrowings.
Non-IFRS Financial Measures
We use the following non-IFRS financial measures to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. We also believe that presentation of the non-IFRS financial measures provides useful information to our investors regarding our results of operations because it allows investors greater transparency to the information used by our management in our financial and operational decision making so that investors can see through the eyes of our management regarding important financial metrics that our management uses to run the business as well as allowing investors to better understand our performance.
Non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with International Financial Reporting Standards, and may be different from similarly-titled non-IFRS measures used by other companies.
Whenever we use a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with International Financial Reporting Standards. Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures.
Non-IFRS Gross Profit and Non-IFRS Gross Profit Margin
We define non-IFRS gross profit and non-IFRS gross profit margin as IFRS gross profit and IFRS gross profit margin, respectively, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. Our management regularly reviews non-IFRS gross profit and non-IFRS gross profit margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow our management to evaluate the cash conversion of one dollar revenue on gross profit.
The table below sets forth a reconciliation of our gross profit to non-IFRS gross profit and non-IPRS gross profit margin for the periods indicated:

	For the Year ended December 31,		For the Nine months ended September 30,
	2019	2020	2020	2021
	RMB	RMB	RMB	RMB
	(in thousands, except for %)
			(unaudited)
Reconciliation
Gross profit	766,858	1,243,456	875,086	986,516
Non-IFRS adjustment:
Amortization of intangible assets recognized in cost of revenue	308,551	293,141	203,198	226,136
Depreciation of property and equipment recognized in cost of revenue	2,362	2,978	2,673	2,749
Share-based compensation expenses recognized in cost of revenue	2,294	6,904	5,335	338
Non-IFRS gross profit	1,080,065	1,546,479	1,086,292	1,215,739
Non-IFRS gross profit margin	46.4%	46.7%	48.6%	42.6%
Our non-IFRS gross profit margin remained relatively stable at 46.7% in 2020, compared with 46.4% in 2019. Our non-IFRS gross profit margin decreased from 48.6% in the nine months ended September 30, 2020 to 42.6% in the nine months ended September 30, 2021, primarily due to changes in the mix of solutions.
Taxation
Cayman Islands
We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is currently no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands.
Hong Kong
The Hong Kong income tax rate is 16.5%. Hong Kong has an anti-fragmentation measure under which a corporate group must nominate only one company in the group to benefit from the progressive rates. No Hong Kong profit tax has been levied on us as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary during the periods included in this listing document. Hong Kong does not impose a withholding tax on dividends.
Indonesia
The income tax provision in respect of our operations in Indonesia was calculated at the tax rate of 0.5% on the gross revenue for the year ended December 31, 2018 and 2019, and 22% on the taxable profits for the year ended December 31, 2020 and nine months ended September 30, 2021.
Singapore
The income tax provision in respect of our operations in Singapore was calculated at the tax rate of 17% on the taxable profits during the periods presented, based on the existing legislation, interpretations and practices. During the quarter ended December 31, 2019, we received an award from the Singapore Economic Development Board for a Development and Expansion Incentive that will reduce our local tax on Singapore income from a statutory rate of 17% to 5%, effective for fiscal years 2019 through 2028. No Singapore profits tax was provided for as there was no estimated taxable profits that was subject to Singapore profits tax during the years ended December 31, 2019, 2020 and nine months ended September 30, 2021.

China
For our operations in the PRC, we are subject to a general PRC corporate income tax rate of 25%. Four of our consolidated operating entities, Shenzhen OneConnect, Vantage Point Technology, Beijing BER and Shenzhen CA are qualified as high and new technology enterprises and accordingly are entitled to a reduced income tax rate of 15%. Our PRC subsidiary Shenzhen OneConnect Technology is a company registered in the China (Guangdong) Pilot Free Trade Zone Qianhai & Shekou Area of Shenzhen and accordingly is entitled to a reduced income tax rate of 15%.
Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for an exemption. If our intermediary holding companies in Hong Kong satisfy all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and its protocols and receive approval from the relevant tax authority, then dividends paid to them by our wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.
If our holding company in the Cayman Islands or any of our subsidiaries outside of China is deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it will be subject to enterprise income tax on its worldwide income at a rate of 25%.
Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences and our consolidated results of operations may be adversely affected if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries and their shareholders are not on an arm’s length basis and constitute favorable transfer pricing.
Critical Accounting Policies, Judgements And Estimates
An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the historical financial information.
We prepare our historical financial information in accordance with IFRS as issued by the IASB. Preparing these financial statements in conformity with IFRS as issued by the IASB requires the use of certain critical accounting estimates and also requires us to exercise judgments in the process of applying our accounting policies. We evaluate our estimates and judgments on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.
The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our historical financial information and accompanying notes and other disclosures included in this listing document. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.
Basis of presentation
Our historical financial information for the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021, including the accounts of our company, our wholly-owned subsidiaries, our variable interest entities and their subsidiaries, is presented using the carrying value of the business for all periods presented. All intercompany transactions, balances and unrealized gains/losses on transactions between group companies are eliminated on consolidation.

Significant Accounting Policies
Revenue Recognition
Revenue represents the amount of consideration we are entitled to upon the transfer of promised goods or services in the ordinary course of our activities and is recorded net of VAT. We recognize revenue when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:
•
provides all of the benefits received and consumed simultaneously by the customer;

•
creates and enhances an asset that the customer controls as we perform; or

•
does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, we recognize revenue over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, we recognize revenue at a point in time when the customer obtains control of the goods and services.
We measure the progress towards complete satisfaction of the performance obligation based on one of the following methods that best depict our performance in satisfying the performance obligation:
•
direct measurements of the value transferred by us to the customer; or

•
our efforts or inputs to the satisfaction of the performance obligation.

When either party to a contract has performed, we present the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment.
A contract asset is our right to consideration in exchange for goods or services that we have transferred to a customer. If the value ascribed to the services rendered by us exceeds the payment, a contract asset is recognized. Judgment is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.
We record receivable when we have an unconditional right to consideration on the date the payment is due even if it has not yet performed under the contract.
If a customer pays consideration or we have a right to an amount of consideration that is unconditional, before we transfer a good or service to the customer, we present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. A contract liability is recognized as revenue upon transfer of control to the customers of the promised license, products and services.
Some of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling-price basis. Although each of the performance obligations sometimes has a separate contractual price agreed in the contract, we compare the contractual price with observable standalone market price, if any, or cost plus a margin price to assess the reasonableness of the pricing. If the contractual price for each performance obligation is assessed to be on market price basis, we use the contractual price to measure and recognize revenue for each performance obligation. If the contractual price for each performance obligation is assessed not to be on market price basis, we reallocate the total contract price to the identified performance obligations based on our best estimated standalone selling price of each performance obligation.
Only the contracts for business origination services contain significant financing components. As a practical expedient, we do not account for financing components if the period between when we transfer the promised goods or services to the customer and when the customer pays for those goods or services is one year or less.

Incremental costs of obtaining customer contract primarily consist of sales commissions and are capitalized as an asset. We amortize assets recognized from capitalizing costs to obtain a contract on a systematic basis to profit or loss, consistent with the pattern of revenue recognition to which the asset relates. As a practical expedient, we recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that we otherwise would have recognized is one year or less.
The following is a description of the accounting policy for our principal revenue streams.
(a)
Implementation and post-implementation support service

Our implementation services represent customer-specific software development or customization services provided to customers for the use of our software in cloud offerings or on-premise IT environment. The implementation contract is either on a time and material basis or a fixed-fee basis. We invoice fees for implementation services monthly based on actual time and material incurred to date or according to pre-agreed payment schedules. After development, we grant the license to our customers to use the software with an indefinite life. The customer cannot benefit from the implementation service on its own without this license, and the perpetual license is a result of the implementation service. The implementation service and the perpetual license are highly interrelated, and within the context of the contracts, we promise to transfer implementation service together with the perpetual license to our customers as one output. Both the implementation service and the perpetual license to use the software are not distinct and thus should be combined together as one performance obligation. There is no sales/usage based royalty for the license to use the software in the arrangement.
Post-implementation support services mainly represent post implementation maintenance services and post-implementation cloud services such as computing services, storage, server and bandwidth. The cloud-based infrastructure is hosted by another company engaged by us where we are the principal in provision of cloud services because we control the cloud services in advance before transferring those services to the customer. We are the primary obligor who is responsible for making sure the cloud services can fulfill customer’s needs and requirements, and we have full discretion in establishing the price for post implementation cloud services. Periodic fixed fees for post-implementation support services are typically invoiced yearly or quarterly in advance.
Our customer contracts often include both implementation services and post-implementation support services. Judgement is required in determining whether implementation services and post-implementation support services are separate performance obligations. Customers can benefit from implementation services and post-implementation support services on their own, and those services are clearly stated in the contract and are separately identifiable, they are not integrated or interrelated with each other, and do not significantly affect each other. We have concluded that implementation services and post-implementation support services qualify as separate performance obligations and the portion of the contractual fee allocated to them is recognized separately.
Implementation contracts are for software developed for specific needs of individual customers and therefore it does not have any alternative use for us. Moreover, implementation contracts provide us with an enforceable right to payment for performance completed to date. Accordingly, revenue for implementation contracts is recognized over the contract terms by reference to the progress of work performed, which is measured based on costs incurred toward satisfying the performance obligation, relative to the total costs expected to be incurred to the complete satisfaction of the performance obligation.
For post development maintenance services, the performance obligation is to stand ready to provide technical support and unspecified updates and upgrades on a when-and-if-available basis. The customers simultaneously receive and consume the benefits of these support services as we perform and we recognize revenue based on time elapsed and thus ratably over the term of the support arrangement.
Post implementation cloud services provided on a subscription basis, where the performance obligation is the grant of the right to continuously use the cloud services for a certain term, are recognized based on time elapsed and thus ratably over the contract terms.

(b)
Transaction based service

We derive transaction-based service revenue primarily from business origination services, risk management service, operational support service and other services.
Business origination
We provide business origination services by assisting financial institutions in customer acquisition for their products including loans, wealth management products and insurance policies, etc.
In order to satisfy our performance obligation (that is, generating customer leads for financial institutions), we design marketing plans, source leads and analyze the leads. We generate customer leads for financial institutions through our own platform or from our channel partners. The leads sourced from our own platform or from our channel partners are grouped together and are screened and analyzed by us to ensure they meet customers’ criteria. When the leads are sourced from channel partners, we determined that we are the principal in providing the business origination services to the financial institutions because we control the leads sourced from our channel partners, and we screen and analyze those leads before delivering them to customers. For business origination services, we are primarily responsible for fulfilling the promise to generate customer leads to financial institutions, and we have full discretion in establishing the price for business origination services we provide to financial institutions, as well as the selection of and determination of prices paid to the channel partners. Accordingly, we record revenue based on the gross amount payable by the financial institutions and record the amount payable to our channel partners as cost of revenue. We recognize revenue for business origination services when a referral is successfully accepted by financial institutions.
We provide lending solutions to financial institutions which could involve multiple performance obligations including business origination, post-lending management service and a financial guarantee. Contracts with a financial guarantee obligation are referred to as “guarantee model” and contracts with a financial guarantee obligation are referred to as “non-guarantee model”. Under the guarantee model, we consider both borrower and lender our customers, where we receive consideration from borrowers. Under the non-guarantee model, we consider borrowers, lenders and insurance companies as our customers, where we receive consideration from insurance companies. We ceased entering into contracts under “guarantee model” before the end of January 2018 and ceased entering into contracts with variable fees under “non-guarantee model” before the end of September 2019 (collectively referred to as the “Ceased Lending Solution Contracts”).
We determined that we are not the legal lender or legal borrower (or receiver of deposits from investors) in the loan origination and repayment process. Therefore, we do not record loans receivable or payable arising from the loans between lenders and borrowers. We act as an agent to facilitate such loans.
We generally collect on a monthly basis over the loan period the entire consideration relating to business origination, post-lending management services and the financial guarantee, if any, as one combined fee. Loan contracts facilitated by us typically have a term of 36 months. Thus, the contract contains a significant financing component as the services for borrower referral are provided upfront but paid for over time. The total consideration is also variable. Under the guarantee model, the fee rate is fixed and the variability is mainly related to the prepayment risk of borrowers, in that the borrower can early repay the loans and the monthly service fee for the remaining period will be waived. Under the non-guarantee model, the fee includes a fixed component and a variable component which depends on the performance of the underlying loans, therefore the variability is mainly related to actual default rates of the portfolio of loans, along with the same prepayment risk. Variable fees are included as part of the total transaction price to the extent that it is highly probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable fee is subsequently resolved. We consider estimated prepayment risk and estimated default risk in determining our transaction price, using the expected value approach on the basis of historical information and current trends of prepayments and default. Further, given the service fees are collected over the typical loan term of 36 months, the transaction price is calculated as the present value of all probable collections, discounted using a discount rate that reflects the customers’ credit worthiness. In determining the appropriate discount rate, we consider credit characteristics of the customer (unless already dealt with when arriving at the transaction price) as well as the rate that would be used in a separate financing transaction between us and the customers for the probable payments involved.

The total transaction price is allocated to the business origination and post-lending management services. Under the guarantee model, we first allocate the total transaction price to the financial guarantee liability, then the remaining consideration is allocated to the business origination services and post-lending management services on the basis of the relative standalone selling prices, determined by using the cost plus margin approach.
We consider the business origination services and post-lending management services as distinct performance obligations because borrowers, lenders and other financial institutions can benefit from the loan facilitation services and post-lending management services on their own, and those services are clearly stated in the contract and are separately identifiable, they are not integrated or interrelated with each other, and do not significantly affect each other. Although we do not sell these services separately, we determined that both deliverables have standalone value. We use the expected-cost-plus-a-margin approach to determine our best estimate of the standalone selling prices of the different performance obligations as the basis for allocation. In estimating the standalone selling price for the business origination services and post-lending management services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors. The total service fee allocated to business origination is recognized as revenue upon execution of loan agreements between lenders and borrowers. The service fees allocated to the post-lending management services are deferred and recognized over the period of the loan on a straight-line method, which approximates the pattern of when the underlying services are performed. When the cash received is different from the revenue recognized, a “contract asset” or “contract liability” will be recognized in the consolidated statement of financial position.
Operation support services
Operation support services mainly represent messaging services, calling services and insurance loss assessment services, asset monitoring services and consulting services that we provide to financial institutions. Revenue from these post-lending management services is also included in the revenue of operation support services.
For contracts under which we charge our customers based on their usage of the services at fixed charge rates, and invoice the fees on a periodic basis, we recognize the revenue from these services when the customers receive and consume the benefits of these services each time we perform, based on the amount charged for these services.
For contracts under which we charge our customers based on the term of services and invoice the fees on a periodic basis, and the performance obligation is to stand ready to provide operation support, such as post-lending management services, the customers simultaneously receive and consume the benefits of these support services as we perform, we recognize revenue based on time elapsed and thus ratably over the term of the support arrangement.
When the cash we receive is different from the revenue recognized, a “Contract Asset” or “Contract Liability” is recognized in our consolidated statement of financial position.
Risk management services
Risk management services mainly represent credit risk assessment, identity verification services, risk management services used in insurance loss assessment, and anti-fraud services that we provide to financial institutions.
For risk management services contracts, we normally charge our customers based on their usage of the services at fixed charge rates, and we invoice the fees on a periodic basis. We recognize the revenue from these services when the customers receive and consume the benefits of these services each time we perform, based on the amount charged for these services.
Cloud platform services
Cloud platform services mainly represent value-added services provided to financial institutions, including computing, storage, database and backup services on a variety of cloud infrastructures.

For cloud platform contracts, we normally charge our customers based on usage of services at fixed charge rates, and invoice fees on periodic basis. The revenue from these services is recognized when the customers receive and consume the benefits of these services, based on the amount charged for such services.
Others
Other revenue mainly represents sales of products and asset management services and revenue from banking operation.
For sales of products, we recognize revenue net of discounts and return allowances upon the time when the products are delivered to customers.
For asset management services, we recognize service revenues ratably over the term of the service contracts.
Interest and Commission income
For revenue from banking operations, interest income from financial assets measured at amortized cost from banking operations is recognized using the effective interest rate method. Fees and commissions are recognized on an accrual basis when the service has been provided or significantly performed.
Intangible Assets
Our intangible assets include application and platform, purchased software, development cost in progress, goodwill, business license and others.
We only recognize intangible assets when future economic benefits expected to be obtained from the use of the item will flow to us and their cost can be measured reliably. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value as of the date of acquisition.
Costs associated with maintaining our application and platform are recognized as an expense as incurred. We recognize development costs that are directly attributable to the development and testing of identifiable application and platform controlled by us as intangible assets when the following criteria are met:
•
it is technically feasible to complete the application and platform so that it will be available for use,

•
management intends to complete the application and platform and use or sell it,

•
there is an ability to use or sell,

•
it can be demonstrated how the application and platform will generate probable future economic benefits,

•
adequate technical, financial and other resources to complete the development and to use or sell the application and platform are available, and

•
the expenditure attributable to the application and platform during its development can be reliably measured.

Directly attributable costs that we capitalize include employee costs, technology service fee and an appropriate portion of relevant overheads.
•
We recognize research expenditure and development expenditure that do not meet the criteria described above for capitalization as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

The useful lives of intangible assets are assessed by the period of bringing economic benefits to us.
Intangible assets with finite lives are subsequently amortized on straight-line basis over their useful economic life. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed, and adjusted if appropriate, at least at each year end. Intangible assets with indefinite useful lives are not amortized but are subject to annual impairment assessment.

Share-based Payments
An equity-settled share-based compensation plan was granted to our employees and non-employees, under which we receive services from employees and non-employees as consideration for our equity instruments (options). The fair value of the services received in exchange for the grant of the options is recognized as an expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:
•
including any market performance;

•
excluding the impact of any service and non-market performance vesting conditions; and

•
including the impact of any non-vesting conditions.

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, we revise our estimates of the number of options that are expected to vest based on non-market performance and service conditions. We recognize the impact of any revision to original estimates, if any, in our statement of comprehensive income, with a corresponding adjustment to equity.
If the terms of an equity-settled award are modified, at a minimum an expense is recognized as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.
If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.
Significant Accounting Estimates and Judgements
Consolidation of VIE
We exercise control over the VIEs and have the right to recognize and receive substantially all the economic benefits through contractual arrangements. We consider that we control the VIEs notwithstanding the fact that we do not hold direct equity interests in it, as we have power over the financial and operating policies of the VIEs and receive substantially all the economic benefits from the business activities of the VIE and its subsidiaries through contractual arrangements. Accordingly, these VIEs and their financial statements have been consolidated by us.
Multiple Performance Obligations
We consider implementation and post-implementation support services as distinct performance obligations, and the business origination and post-lending management services as distinct performance obligations. However, we do not provide these services separately, and the third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees competitors charge for these services. As a result, we use the expected-cost-plus-a-margin approach to determine our best estimate of selling prices of the different deliverables as the basis for allocation. When estimating the selling prices, we consider the costs related to such services, profit margin, customer demand, effect of competition, and other market factors, if applicable. During the year ended December 31, 2020 and the nine months ended September 30, 2021, the estimation of multiple performance obligations does not have a significant effect on our financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.
Estimation of Variable Consideration
The total consideration for business origination service and post-lending management service provided by us to financial institution is variable. Under guarantee model, the fee rate is fixed and the variability is mainly related to the prepayment risk of borrowers that the borrower can early repay the loans and the monthly service fee for the remaining period will be waived. Under non-guarantee model, the fee includes a fixed component and a variable component which depends on the performance of portfolios of the underlying loans, therefore the variability is mainly related to actual default rates of portfolios of the loans, as well as the prepayment risk. Variable fees are included as part of the total transaction price to the extent that it is highly probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable fee is subsequently resolved. We consider estimated prepayment risk and estimated default risk in determining its transaction price, using the expected value approach on the basis of historical information and current trends of prepayments and default. Further, given that service fees are collected over the typical loan term of 36 months, the transaction price is calculated as the present value of all probable collections, discounted using a discount rate that reflects the customers’ credit worthiness. During the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021, the estimation of variable consideration does not have a significant effect on our financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.
Measurement of financial guarantee liability
We initially recognize financial guarantee liability at fair value. We determine the fair value using a discounted cash flow method, and take into account the timing and amount of expected payouts under the guarantee based on historical loss data, and other observable data such as the amount that are charged by other market participants to issue similar guarantees in a standalone arm’s length transaction. The discount rates adopted take into account time value of the money as well as an adjustment for our credit worthiness.
Subsequent to initial recognition, the guarantee liabilities are measured at the higher of the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments and the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15 Revenue from Contracts with Customers. The measurement of the expected credit loss of the underlying guaranteed loans takes into account our historical loss record and those of other comparable companies in the market/industry, current and forward looking economics conditions. During the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021, the measurement of financial guarantee liability does not have a significant effect on our financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.
Impairment of Intangible Assets Including Goodwill
We are required to test goodwill and intangible assets not ready for use on an annual basis. Other intangible assets are tested whenever events or changes in circumstances indicate that the carrying amount of those assets exceeds their recoverable amount. Intangible assets are tested for impairment based on the recoverable amount of the CGU to which these assets are related. The recoverable amount is determined based on the higher of fair value less costs to sell and value in use.
Determination of the value in use is an area involving management judgment in order to assess whether the carrying value of intangible assets can be supported by the net present value of future cash flows. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain areas including management’s expectations of (i) future unlevered free cash flows; (ii) long-term growth rates; and (iii) the selection of discount rates to reflect the risks involved.
Our management considers that no impairment charge was required after performing the impairment assessment for the years ended December 31, 2019 and 2020, and nine months ended September 30, 2021.
      Allocation of amortization of intangible assets between cost of revenue and research and development expenses
Our intangible assets are mainly used in provision of services to customers and therefore our amortization is recognized as cost of revenue, except that platform and application with an original cost of RMB690,910,000 contributed by Ping An Group has been used in the provision of services to customers and concurrently been used as the foundation to research and develop new or upgraded products and services. With the assistance of a third party valuation firm, the original cost of RMB690,910,000 of platform and application contributed by Ping An Group is split between two components. The first component of RMB591,650,000 is arrived at based on a discounted cash flow valuation assuming that we had obtained the license to use the platform but had not obtained intellectual property rights of the platform and thus no revenue would be generated from new products in the future. The other component of RMB99,260,000 is considered as the value related to the potential of intellectual property rights (such as software codes) which are to be used in research and development activities. The amortization of platform and application with an original cost of RMB690,910,000 contributed by Ping An Group is then allocated to cost of revenue and research and development expenses based on the ratio of the above two components. Significant judgement, in particular the disaggregation of cash flow between the two components, has been made in arriving at the valuation of these two components based on which the related amortization is allocated to cost of revenue and research and development expenses. During the years ended December 31, 2019 and 2020 and nine months ended September 30, 2021, the allocation of amortization does not have a significant effect on our financial statements as the application and platform contributed by Ping An Group had been fully amortized in July 2019.
Capitalization of Development Costs
Costs incurred in upgrading existing application and platform (primarily relating to upgrade of the existing features or additions of new features/modules) and developing new application and platform are capitalized as intangible assets when recognition criteria are fulfilled. Our management has applied judgement in determining that the recognition criteria required for capitalization of such costs had been met, including whether it is technical feasible to complete the application and platform, and whether the application and platform under development will generate probable future economic benefits based on the historical experience of the existing products and the prospects of the markets. Any severe change in market performance or technology advancement will have an impact on the development costs capitalized.
Income Taxes
We are subject to income taxes in numerous jurisdictions. Judgement is required in determining the provision for income taxes.
The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future against which the deductible temporary difference can be utilized. To determine the future taxable profits, reference is made to the latest available profit forecasts. Where the temporary difference is related to losses, relevant tax law is considered to on a jurisdictional basis determine the availability of the losses to offset against the future taxable profits.
Significant items on which we have exercised accounting judgment include recognition of deferred tax assets in respect of tax losses. Recognition of the deferred tax assets involves judgment regarding our future financial performance.
The deferred tax assets recognized for the years ended December 31, 2019 and 2020 and for the nine months ended September 30, 2021 were mainly come from the major operating companies in Mainland China, which are eligible for preferential tax policies applicable for the qualification of “High and New Technology Enterprise”, being entitled to a preferential income tax rate of 15% and the number of years that deductible tax losses can be utilized is extended to 10-year.
The carrying amount and reliability of deferred tax assets were reviewed periodically at the end of each reporting period by comparing forecasted taxable profits in prior period to actual results in the current period and comparing revenue growth rate and profit margin in the current year forecast to historical results and industry trends.
Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.
Impairment of Financial Assets Measured at Amortized Costs
We apply expected credit losses model in measuring impairment of trade receivables, contract assets. The expected loss rates are based on our past loss experiences, existing market conditions as well as forward looking estimates at the end of each reporting periods.

Impact of Recently Issued Accounting Standards
A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of the Accountant’s Report.
Results of Operations
The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of net revenues for the periods indicated. This information should be read together with our historical financial information and related notes as set forth in the Accountant’s Report.
	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2019		2020		2020		2021
	(in thousands, except %)
					(unaudited)
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue
Revenue	2,327,846	100.0	3,312,290	100.0	2,236,564	100.0	2,852,092	100.0
Cost of revenue(1)	(1,560,988)	(67.1)	(2,068,834)	(62.5)	(1,361,478)	(60.9)	(1,865,576)	(65.4)
Gross profit	766,858	32.9	1,243,456	37.5	875,086	39.1	986,516	34.6
Research and development costs incurred	(1,146,940)	(49.3)	(1,349,292)	(40.7)	(936,177)	(41.9)	(1,010,042)	(35.4)
Less: capitalized	190,845	8.2	176,002	5.3	112,110	5.0	46,744	1.6
Research and development expenses(1)	(956,095)	(41.1)	(1,173,290)	(35.4)	(824,067)	(36.8)	(963,298)	(33.8)
Selling and marketing expenses(1)	(635,673)	(27.3)	(629,488)	(19.0)	(475,081)	(21.2)	(423,381)	(14.8)
General and administrative expenses(1)	(756,681)	(32.5)	(834,917)	(25.2)	(587,267)	(26.3)	(561,404)	(19.7)
Net impairment losses on financial and contract assets	(45,167)	(1.9)	(134,519)	(4.1)	(71,398)	(3.2)	(63,274)	(2.2)
Other income, gains or loss – net	(74,254)	(3.2)	58,432	(1.8)	26,238	1.2	274	0.0
Operating loss	(1,701,012)	(73.1)	(1,470,326)	(44.4)	(1,056,489)	(47.2)	(1,024,567)	(35.9)
Finance income	128,261	5.5	77,237	2.3	59,967	2.7	25,924	0.9
Finance costs	(174,831)	(7.5)	(150,363)	(4.5)	(117,751)	(5.3)	(62,003)	(2.2)
Finance costs – net	(46,570)	(2.0)	(73,126)	(2.2)	(57,784)	(2.6)	(36,079)	(1.3)
Share of net losses of associate and joint venture	(14,854)	(0.6)	(7,802)	(0.2)	(6,480)	(0.3)	10,832	0.4
Loss before income tax	(1,762,436)	(75.7)	(1,551,254)	(46.8)	(1,120,753)	(50.1)	(1,049,814)	(36.8)
Income tax benefit	74,924	3.2	137,131	4.1	93,515	4.2	82,470	2.9
Loss for the year/period	(1,687,512)	(72.5)	(1,414,123)	(42.7)	(1,027,238)	(45.9)	(967,344)	(33.9)

Note:
(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2019	2020	2020	2021
	(RMB in thousands)
			(unaudited)
Cost of revenue	2,294	6,904	5,335	338
Research and development expenses	29,206	26,635	24,630	3,299
Selling and marketing expenses	25,916	21,049	19,223	511
General and administrative expenses	18,948	35,064	33,538	10,619
Total	76,364	89,652	82,726	14,767
Segment Information
The table below sets forth certain financial information of our operating segments for the periods indicated:
	For the Year Ended December 31, 2019
	Virtual Bank Business	Technology Solution	Intersegment eliminations & adjustments	Consolidated
	(RMB in thousands)
Revenue	—	2,385,924	(58,078)	2,327,846
Cost of revenue	—	(1,619,066)	58,078	(1,560,988)
Gross profit	—	766,858	—	766,858
Research and development expenses	(8,530)	(947,565)	—	(956,095)
Selling and marketing expenses	(7,144)	(628,529)	—	(635,673)
General and administrative expenses	(87,340)	(669,341)	—	(756,681)
Net impairment losses on financial and contract assets	—	(45,167)	—	(45,167)
Other income, gains or loss-net	(138)	(74,116)	—	(74,254)
Operating loss	(103,152)	(1,597,860)	—	(1,701,012)
	For the Year Ended December 31, 2020
	Virtual Bank Business	Technology Solution	Intersegment eliminations & adjustments	Consolidated
	(RMB in thousands)
Revenue	3,177	3,353,903	(44,790)	3,312,290
Cost of revenue	(20,953)	(2,092,671)	44,790	(2,068,834)
Gross profit	(17,776)	1,261,232	—	1,243,456
Research and development expenses	(27,395)	(1,145,895)	—	(1,173,290)
Selling and marketing expenses	(18,622)	(610,866)	—	(629,488)
General and administrative expenses	(106,291)	(728,626)	—	(834,917)
Net impairment losses on financial and contract assets	(712)	(133,807)	—	(134,519)
Other income, gains or loss-net	7,440	50,992	—	58,432
Operating loss	(163,356)	(1,306,970)	—	(1,470,326)

	For the Nine Months Ended September 30, 2020
	Virtual Bank Business	Technology Solution	Intersegment eliminations & adjustments	Consolidated
	(RMB in thousands) (unaudited)
Revenue	2,544	2,257,881	(23,861)	2,236,564
Cost of revenue	(9,991)	(1,375,348)	23,861	(1,361,478)
Gross profit	(7,447)	882,533	—	875,086
Research and development expenses	(27,161)	(796,906)	—	(824,067)
Selling and marketing expenses	(11,630)	(463,451)	—	(475,081)
General and administrative expenses	(86,303)	(500,964)	—	(587,267)
Net impairment losses on financial and contract assets	(335)	(71,063)	—	(71,398)
Other income, gains or loss-net	6,262	19,976	—	26,238
Operating loss	(126,614)	(929,875)	—	(1,056,489)
	For the Nine Months Ended September 30, 2021
	Virtual Bank Business	Technology Solution	Intersegment eliminations & adjustments	Consolidated
	(RMB in thousands) (unaudited)
Revenue	17,440	2,835,118	(466)	2,852,092
Cost of revenue	(24,441)	(1,841,601)	466	(1,865,576)
Gross profit	(7,001)	993,517	—	986,516
Research and development expenses	(28,073)	(935,225)	—	(963,298)
Selling and marketing expenses	(33,802)	(389,579)	—	(423,381)
General and administrative expenses	(72,308)	(489,096)	—	(561,404)
Net impairment losses on financial and contract assets	(620)	(62,654)	—	(63,274)
Other income, gains or loss-net	(21)	295	—	274
Operating loss	(141,825)	(882,742)	—	(1,024,567)
Comparison of Nine Months Ended September 30, 2020 And 2021
Revenue
The table below presents our revenue by type for the periods indicated and the period-on-period change, in absolute amount and by percentage.
	For the Year ended December 31,				Changes
	2020		2021
	RMB	%	RMB	%	RMB	%
	(in thousands, except %)
	(unaudited)
Technology Solution Segment(1)
Implementation revenue	572,435	25.6	517,026	18.1	(55,409)	(9.7)
Transaction-based and support revenue
– Operation support services	766,547	34.3	766,912	26.9	365	0.0

	For the Year ended December 31,				Changes
	2020		2021
	RMB	%	RMB	%	RMB	%
	(in thousands, except %)
	(unaudited)
– Business origination services	457,407	20.5	350,912	12.3	(106,495)	(23.3)
– Risk management services	249,676	11.2	317,562	11.1	67,886	27.2
– Cloud services platform	123,819	5.5	745,496	26.1	621,677	502.1
– Post-implementation support services	35,072	1.6	33,629	1.2	(1,443)	(4.1)
– Others	29,064	1.3	103,115	3.6	74,051	254.8
– Sub-total for transaction-based and support revenue	1,661,585	74.4	2,317,626	81.3	656,041	39.5
Sub-total	2,234,020	99.9	2,834,652	99.4	600,632	26.9
Virtual Bank Business
Interest and commission	2,544	0.1	17,440	0.6	14,896	585.5
Total	2,236,564	100.0	2,852,092	100.0	615,528	27.5

Note:
(1)
Intersegment eliminations and adjustments are included under technology solution segment.

Our revenue increased by 27.5% to RMB2,236.6 million for the nine months ended September 30, 2021 compared to RMB2,236.6 million for the nine months ended September 30, 2020 as a result of the increase in revenue from technology solution.
Technology Solution.   Our revenue from technology solution increased by 26.9% to RMB2,834.7 million for the nine months ended September 30, 2021 compared to RMB2,234.0 million for the nine months ended September 30, 2020 as a result of the increase in transaction-based and support service revenue, partially offset by the decrease in implementation revenue.
•
Our implementation revenue decreased by 9.7% to RMB517.0 million for the nine months ended September 30, 2021 compared with RMB572.4 million in the nine months ended September 30, 2020, primarily due to decrease in our implementation revenue generated from Ping An Group.

•
Our transaction-based and support services revenue increased by 39.5% to RMB2,317.6 million for the nine months ended September 30, 2021 compared with RMB1,661.6 million for the nine months ended September 30, 2020, primarily due to an increase of RMB621.7 million from our revenue from cloud services platform, which was launched in the second quarter of 2020. The increase from our revenue from cloud services platform was primarily due to business growth and increase in customers using our cloud services platforms. The increase was partially offset by an decrease of RMB106.5 million in our revenue from business origination services, primarily due to our continuous phasing out of low-value solutions and cautions among financial institutions in response to tightened regulations.

Virtual Bank Business.   Our interest and commission revenue increased significantly to RMB17.4 million for the nine months ended September 30, 2021 compared with RMB2.5 million for the nine months ended September 30, 2020, primarily due to the rapid growth of our banking business since September 2020.
Cost of Revenue
Our cost of revenue increased by 37.0% to RMB1,865.6 million for the nine months ended September 30, 2021 compared with RMB1,361.5 million for the nine months ended September 30, 2020 as a result of increase in cost of revenue from technology solution.
Technology Solution.   Our cost of revenue of technology solution increased by 36.2% to RMB1,841.1 million for the nine months ended September 30, 2021 compared with RMB1,351.5 million for the nine months ended September 30, 2020 The increase was primarily driven by (i) an increase in business service fees, which consist of business service fees under technology service fee, business origination fee, outsourcing labor costs, and other costs, by 50.9% to RMB1,172.6 million for the nine months ended September 30, 2021, compared with RMB777.1 million for the nine months ended September 30, 2020, and (ii) the increase in labor-related costs, which consist of employee benefit expenses and labor-related costs under technology service fee, by 20.5% to RMB452.3 million for the nine months ended September 30, 2021 compared with RMB375.3 million for the nine months ended September 30, 2020. The increase in business service fees was primarily driven by an 94.5% increase in business service fees under technology service fee to RMB620.5 million for the nine months ended September 30, 2021 compared with RMB319.1 million for the nine months ended September 30, 2020, primarily related to cloud services platform. Business service fees as a percentage of revenue increased from 34.8% for the nine months ended September 30, 2020 to 41.4% for the nine months ended September 30, 2021, primarily related to the increase in our transaction-based revenue. The increase in labor related costs was primarily driven by a 58.8% increase in employee benefit expenses to RMB286.5 million for the nine months ended September 30, 2021 compared to RMB180.4 million for the nine months ended September 30, 2020, which were primarily related to the launch of new solutions. Labor related costs as a percentage of revenue increased from 16.8% for the nine months ended September 30, 2020 to 16.0% for the nine months ended September 30, 2021, primarily due to increase in percentage of revenue from implementation services we provided to third-party customers, who required more efforts from us to get familiar with their systems, compared to implementation services we provided to Ping An Group. Amortization of intangible assets recognized in cost of revenue increased by 8.7% to RMB213.5 million for the nine months ended September 30, 2021 compared with RMB196.4 million for the nine months ended September 30, 2020, primarily related to the amortization of the insurance broker license and insurance agency license we acquired in the fourth quarter of 2020, and the increased amortization of our platforms and technologies.
Virtual Bank Business.   Our cost of revenue of virtual bank business increased significantly to RMB24.4 million for the nine months ended September 30, 2021 compared with RMB10.0 million for the nine months ended September 30, 2020, as a result of the rapid growth of our virtue bank’s banking business since September 2020.
Gross Profit
As a result of the foregoing, our overall gross profit increased by 12.7% to RMB986.5 million for the nine months ended September 30, 2021 compared to RMB875.1 million for the nine months ended September 30, 2020. Our gross profit margin decreased to 34.6% for the nine months ended September 30, 2021 compared to 39.1% in the nine months ended September 30, 2020, primarily due to changes in the mix of solutions of technology resolution segment. For similar reasons, our non-IFRS gross profit margin decreased to 42.6% for the nine months ended September 30, 2021 compared with 48.6% for the nine months ended September 30, 2020.
Operating Expenses
Research and Development Expenses
Our research and development costs incurred increased by 7.9% to RMB1,010.0 million in the nine months ended September 30, 2021 compared to RMB936.2 million in the nine months ended September 30, 2020 primarily due to higher expenses for the development of our cloud services platforms and our AI customer service. The increase was driven by a 37.4% increase in technology service fee to RMB575.1 million in the nine months ended September 30, 2021 from RMB418.7 million in the nine months ended September 30, 2020, which related to the upgrades of our platforms and research and development of our cloud services platforms and our AI customer service. Our research and development expenses increased by 16.9% to RMB963.3 million in the nine months ended September 30, 2021 compared to RMB824.1 million in the nine months ended September 30, 2020. The difference between our research and development costs incurred and our research and development expenses realized was our capitalization of research and development costs of RMB112.1 million and RMB46.7 million related to the development of our products/modules in the nine months ended September 30, 2020 and 2021, respectively. We capitalized less research and development costs in the nine months ended September 30, 2021 compared to the same period in 2020 because more research and development projects reached the point of commercialization in the nine months ended September 30, 2020 compared to the same period in 2021. Our capitalized research and development costs as a percentage of revenue decreased to 1.6% in the nine months ended September 30, 2021 compared to 5.0% in the nine months ended September 30, 2020 as we capitalized less research and development costs in the nine months ended September 30, 2021.
Selling and Marketing Expenses
Our selling and marketing expenses decreased by 10.9% to RMB423.4 million in the nine months ended September 30, 2021 compared to RMB475.1 million in the nine months ended September 30, 2020, primarily due to (i) decrease in telecommunication expenses by 59.4% to RMB33.3 million in the nine months ended September 30, 2021 compared to RMB82.1 million in the nine months ended September 30, 2020 due to tightened regulations related to marketing through text messages; and (ii) decrease in employee benefit expenses by 12.1% to RMB287.9 million in the nine months ended September 30, 2021 compared to RMB327.7 million in the nine months ended September 30, 2020.The decrease was partially offset by significant increase in marketing and advertising fee to RMB56.3 million in the nine months ended September 30, 2021 compared to RMB28.0 million in the nine months ended September 30, 2020, primarily due to our increased marketing campaigns as our customer gradually recovered from the impact of COVID. Our selling and marketing expenses as a percentage of revenue decreased to 14.8% in the nine months ended September 30, 2021 compared to 21.2% in the nine months ended September 30, 2020, as we benefited from economies of scale.
General and Administrative Expenses
Our general and administrative expenses decreased by 4.4% to RMB561.4 million for the nine months ended September 30, 2021 compared to RMB587.3 million in the nine months ended September 30, 2020, primarily due to (i) a decrease in employee benefit expenses by 5.7% to RMB321.1 million in the nine months ended September 30, 2021 compared to RMB340.6 million in the nine months ended September 30, 2020; and (ii) a decrease in professional service fees by 65.9% to RMB20.9 million in the nine months ended September 30, 2021 compared to RMB61.3 million in the nine months ended September 30, 2020, which primarily related to professional services fees we incurred for follow-on offering in 2020. The decrease was partially offset by significant increase in outsourcing labor costs to RMB57.3 million in the nine months ended September 30, 2021 compared to RMB23.8 million in the nine months ended September 30, 2020 to support our business operation. Our general and administrative expenses as a percentage of revenue decreased to 19.7% for the nine months ended September 30, 2021 compared to 26.3% for the nine months ended September 30, 2020, as we benefited from economies of scale.
Net Impairment Losses on Financial and contract Assets
Our net impairment losses on financial assets decreased by 11.4% to RMB63.3 million in the nine months ended September 30, 2021 compared to RMB71.4 million in the nine months ended September 30, 2020, primarily due to improvement of the quality of account receivables.
Other Income, Gain — Net
Our other income decreased by 99.0% to RMB0.3 million compared to RMB26.2 million in the nine months ended September 30, 2020, primarily due to decrease in net foreign exchange gain, government grants, partially offset by guarantee gain. The decrease in net foreign exchange gain in the nine months ended September 30, 2021 compared with the nine months ended September 30, 2020 was due to fluctuation in the exchange rate RMB against U.S dollars. The decrease in government grants was due to higher subsidies related to COVID-19 granted by government in the nine months ended September 30, 2020. We incurred guarantee loss related to legacy loans in the nine months ended September 30, 2020. All of these legacy loans matured as of January 2020.
Finance Income
Our finance income decreased by 56.8% to RMB25.9 million in the nine months ended September 30, 2021 compared to RMB60.0 million in the nine months ended September 30, 2020, primarily due to our lower average cash balances, as we decreased our onshore bank borrowings in the nine months ended September 30, 2021.

Finance Costs
Our finance costs decreased by 47.3% to RMB62.0 million in the nine months ended September 30, 2021 compared to RMB117.8 million in the nine months ended September 30, 2020, primarily due to our lower level of onshore bank borrowing. We pledged the offshore proceeds from our previous financings for onshore bank borrowings.
Share of Net Income (Losses) of Associate and Joint Venture
We recorded share of net income of associate and joint venture of RMB10.8 million in the nine months ended September 30, 2021 while we incurred share of net loss of associate and joint venture of RMB6.5 million in the nine months ended September 30, 2020 as Puhui Lixin became profitable in in the nine months ended September 30, 2021.
Loss Before Income Tax
As a result of the foregoing, our loss before income tax increased to RMB1,049.8 million in the nine months ended September 30, 2021 compared to RMB1,120.8 million in the nine months ended September 30, 2020.
Income Tax Benefit
Our income tax benefit decreased by 11.8% to RMB82.5 million in the nine months ended September 30, 2021 compared to RMB93.5 million in the nine months ended September 30, 2020, primarily due to a reduction in loss before income tax.
Loss for the Year
As a result of the foregoing, our loss for the year decreased to RMB967.3 million in the nine months ended September 30, 2021 compared to RMB1,027.2 million in the nine months ended September 30, 2020.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenue
The table below presents our revenue by type for the periods indicated and the period-on-period change, in absolute amount and by percentage.
	Year ended December 31,				Changes
	2019		2020
	RMB	%	RMB	%	RMB	%
	(in thousands, except %)
	(unaudited)
Technology Solution Segment(1)
Implementation revenue	570,822	24.5	851,856	25.7	281,034	49.2
Transaction-based and support revenue
– Operation support services	582,968	25.0	1,061,445	32.0	478,477	82.1
– Business origination services	770,893	33.1	605,733	18.3	(165,160)	(21.4)
– Risk management services	327,120	14.1	362,530	10.9	35,410	10.8
– Cloud services platform	—	—	314,338	9.5	314,338	—
– Post-implementation support services	36,000	1.5	55,678	1.7	19,678	54.7
– Others	40,043	1.7	57,533	1.7	17,490	43.7
– Sub-total for transaction-based and support revenue	1,757,024	75.5	2,457,257	74.2	700,233	39.9
Sub-total	2,327,846	100.0	3,309,113	99.9	981,267	42.2
Virtual Bank Business
Interest and commission	—	—	3,177	0.1	3,177	—
Total	2,327,846	100.0	3,312,290	100.0	984,444	42.3

Note:
(1)
Intersegment eliminations and adjustments are included under technology solution segment.

Our revenue increased by 42.3% to RMB3,312.3 million in 2020 from RMB2,327.8 million in 2019 as a result of increase in revenue from technology solution.
Technology Solution.   Our revenue from technology solution increased by 42.2% to RMB3,309.1 million in 2020 from RMB2,327.8 million in 2019 as a result of increase in both implementation revenue and transaction-based and support service revenue.
•
Our implementation revenue increased by 49.2% to RMB851.9 million in 2020 from RMB570.8 million in 2019, primarily due to the increase in number of customers.

•
Our transaction-based and support services revenue increased by 39.9% to RMB2,457.3 million in 2020 from RMB1,757.0 million in 2019, primarily due to (i) an increase of RMB478.5 million in our revenue from operational support services, primary from the increase in demand for AI customer service and roadside assistance; and (ii) an increase of RMB314.3 million in our revenue from cloud services platform, which was newly launched in the second quarter of 2020. The increase was partially offset by an decrease of RMB165.2 million in our revenue from business origination services, primarily due to our continuous phasing out of low-value solutions and cautions among financial institutions in response to tightened regulations.

Virtual Bank Business.   Our interest and commission revenue was RMB3.2 million in 2020. We did not have interest and commission revenue in 2019 as we launched our virtual banking business for official operation since September 2020.
Cost of Revenue
Our cost of revenue increased by 32.5% to RMB2,068.8 million in 2020 from RMB1,561.0 million in 2019 as a result of increase in cost of revenue from technology solution.
Technology Solution.   Our cost of revenue of technology solution business increased by 31.2% to RMB2,047.9 million in 2020 from RMB1,561.0 million in 2019. The increase was primarily driven by (i) an increase in business service fees, which consist of business service fees under technology service fee, business origination fee, outsourcing labor costs, and other costs, by 37.6% to RMB1,162.0 million in 2020 from RMB844.3 million in 2019 and (ii) the increase in labor-related costs, which consist of employee benefit expenses and labor-related costs under technology service fee, by 52.3% to RMB618.2 million in 2020 from RMB405.8 million in 2019. This increase was partially offset by a 14.2% decrease in amortization of intangible assets to RMB264.7 million in 2020 from RMB308.6 million in 2019. The increase in business service fees was primarily driven by an 106.0% increase in business service fees under technology service fee to RMB552.8 million in 2020 from RMB268.3 million in 2019, primarily related to AI customer service solution and cloud services platform. Business service fees as a percentage of revenue decreased to 35.1% in 2020 from 36.3% in 2019. The increase in labor related costs was primarily driven by a 54.1% increase in labor-related costs under technology service fee to RMB315.8 million in 2020 to RMB205.0 million in 2019 and a 50.6% increase in employee benefit expenses to RMB302.4 million in 2020 from RMB200.8 million in 2019, which were primarily related to the launch of new solutions. Labor related costs as a percentage of revenue increased from 17.4% in 2019 to 18.7% in 2020, primarily due to increase in revenue percentage from implementation services which were more labor intensive and launch of new solutions. Amortization of intangible assets recognized in cost of revenue decreased by 14.2% to RMB264.7 million in 2020 from RMB308.6 million in 2019, primarily because we did not recognize amortization of software and platform contributed by Ping An Group relating to revenue generation in 2020, as it had been fully amortized by July 31, 2019.
Virtual Bank Business.   Our cost of revenue of virtual bank business was RMB21.0 million in 2020, primarily related to our FinTech business before September 2020 and interests paid for our banking business since September 2020. We did not incur cost of revenue of virtual bank business in 2019 as we launched our virtual banking business for official operation since September 2020.

Gross Profit
As a result of the foregoing, our overall gross profit increased by 62.1% to RMB1,243.5 million in 2020 from RMB766.9 million in 2019. Our gross profit margin increased to 37.5% in 2020 from 32.9% in 2019, primarily due to lower channel fees related to business origination services paid to third-parties due to changes in product mix and less amortization of intangible assets. Our non-IFRS gross profit margin remained relatively stable at 46.7% in 2020 compared with 46.4% in 2019.
Operating Expenses
Research and Development Expenses
Our research and development costs incurred increased by 17.6% to RMB1,349.3 million in 2020 from RMB1,147.7 million in 2019 primarily due to higher expenses for new product development. The increase was driven by a 52.0% increase in technology service fee to RMB682.2 million in 2020 to RMB448.9 million in 2019, which related to the upgrades of our platforms and research and development of new technologies and products. Our research and development expenses increased by 22.7% to RMB1,173.3 million in 2020 from RMB956.1 million in 2019. The difference between our research and development costs incurred and our research and development expenses realized was our capitalization of research and development costs of RMB191.6 million and RMB176.0 million related to the development of our products/modules in 2019 and 2020, respectively. We capitalized less research and development costs in 2020 compared to 2019. Our capitalized research and development costs as a percentage of revenue decreased to 5.3% in 2020 compared to 8.2% in 2019, as we benefited from greater economies of scale.
Selling and Marketing Expenses
Our selling and marketing expenses decreased by 1.0% to RMB629.5 million in 2020 from RMB635.7 million in 2019, primarily due to decrease in traveling and marketing expenses by 10.1% to RMB84.4 million in 2020 from RMB93.9 million in 2019 as a result of travel restrictions imposed because of COVID-19. Our selling and marketing expenses as a percentage of revenue decreased to 19.0% in 2020 from 27.3% in 2019, as we benefited from economies of scale.
General and Administrative Expenses
Our general and administrative expenses increased by 10.3% to RMB834.9 million in 2020 from RMB756.7 million in 2019, primarily due to (i) an increase in employee benefit expenses by 19.7% to RMB439.4 million in 2020 from RMB367.2 million in 2019 as a result of our increased general and administrative employee headcount; and (ii) an increase in professional service fees by 69.1% to RMB85.4 million in 2020 from RMB50.5 million in 2019, which mainly related to business consulting. Our general and administrative expenses as a percentage of revenue decreased to 25.2% in 2020 from 32.5% in 2019, as a result of increased economies of scale.
Net Impairment Losses on Financial Assets
Our net impairment losses on financial assets increased substantially to RMB134.5 million in 2020 from RMB45.2 million in 2019, primarily due to longer turnover days of trade receivables and contract assets.
Other Income, Gains or Loss — Net
We recorded RMB58.4 million other income, net in 2020 while we recorded other loss, net of RMB74.3 million in 2019, primarily due to net foreign exchange gain in 2020, lower guarantee loss, net, and an increase in government grants, partially offset by higher net loss on derivatives. The net foreign exchange gain in 2020 compared to net foreign exchange loss in 2019 was due to the appreciation in U.S dollar. The decrease in guarantee loss was due to the lower losses from our legacy credit risk management services. The net loss on derivatives related to a forward exchange-rate product we purchased from Ping An Group.
Finance Income
Our finance income decreased by 39.8% to RMB77.2 million in 2020 from RMB128.3 million in 2019, primarily due to our lower average cash balances, as we decreased our onshore bank borrowings in 2020.

Finance Costs
Our finance costs decreased by 14.0% to RMB150.4 million in 2020 from RMB174.8 million in 2019, primarily due to our lower level of onshore bank borrowing. We pledged the offshore proceeds from our previous financings for onshore bank borrowings.
Share of Net Losses of Associate and Joint Venture
Our share of net losses of associate decreased by 47.5% to RMB7.8 million in 2020 from RMB14.9 million in 2019, due to a smaller loss from Puhui Lixin.
Loss Before Income Tax
As a result of the foregoing, our loss before income tax decreased to RMB1,551.3 million in 2020 from RMB1,762.4 million in 2019.
Income Tax Benefit
Our income tax benefit increased by 83.0% to RMB137.1 million in 2020 from RMB74.9 million in 2019, primarily because we had more deferred tax assets attributable to our increased operating loss carry-forwards in 2020.
Loss for the Year
As a result of the foregoing, our loss for the year decreased to RMB1,414.1 million in 2020 from RMB1,687.5 million in 2019.
Liquidity And Capital Resources
Cash Flows and Working Capital
Our principal sources of liquidity of our technology solution segment have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. Our principal sources of liquidity of our virtual bank business segment have been customer deposits and financial investments from our virtual bank operation. As of September 30, 2021, we had cash and cash equivalents of RMB1,893.7 million, restricted cash of RMB1,277.0 million and financial assets at fair value through profit or loss of RMB1,361.4 million. Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged offshore bank deposits for onshore bank borrowings.
We may decide to expand our business through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and we may be subject to certain covenants that restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs, their respective subsidiaries and shareholders.
We may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations.
Substantially all of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.
The following table sets forth selected cash flow statement information for the periods indicated:
	For the Year Ended December 31,		For the Nine months ended September 30,
	2019	2020	2020	2021
	(RMB in thousands)
			(unaudited)
Net cash used in operating activities	(1,817,454)	(704,145)	(1,431,703)	(895,812)
Net cash generated from investing activities	570,839	1,315,725	714,549	969,587
Net cash generated from/(used in) financing activities	1,754,557	1,533,838	1,758,978	(1,223,432)
Net increase/(decrease) in cash and cash equivalents	507,942	2,145,418	1,041,824	(1,149,657)
Cash and cash equivalents at the beginning of the year/period	565,027	1,077,875	1,077,875	3,055,194
Effects of exchange rate changes on cash and cash equivalents	4,906	(168,099)	(39,307)	(11,844)
Cash and cash equivalents at the end of year/period	1,077,875	3,055,194	2,080,392	1,893,693
Operating Activities
Net cash used in operating activities in the nine months ended September 30, 2021 was RMB895.8 million, while our loss before income tax for the same period was RMB1,049.8 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB479.6 million and changes in working capital. The adjustments primarily include (i) depreciation and amortization of RMB335.8 million, which was primarily in relation to our software and platform; and (ii) net loss on derivatives of RMB94.5 million, which was related to a forward exchange-rate product we purchased from Ping An Group. The changes in working capital primarily reflected (i) an increase of RMB1,021.1 million in customer deposits, which was related to our virtual bank business, (ii) an increase of RMB597.9 million in our trade receivables as a result of growth in our business; and (iii) an increase of RMB375.3 million in our prepayments and other receivables as a result of growth in our business.
Net cash used in operating activities in 2020 was RMB704.1 million, while our loss before income tax for the same period was RMB1,551.3 million. The difference was primarily due to adjustments for non-cash and non-operating items of RMB727.8 million and changes in working capital. The adjustments primarily include (i) depreciation and amortization of RMB421.2 million, which was primarily in relation to our software and platform; and (ii) net loss on derivatives of RMB281.7, which was related to a forward exchange-rate product we purchased from Ping An Group, partially offset by an exchange gain of RMB285.7 million, which was due to the appreciation in U.S dollar in 2020. The changes in working capital primarily reflected (i) an increase of RMB602.3 million in our financial investments measured at amortized cost from banking operations, which was related to our virtual bank business; (ii) an increase of RMB441.2 million in our trade and other payable as a result of growth in our business; and (iii) an increase of RMB405.9 million in customer deposits, which was related to our virtual bank business.
Net cash used in operating activities in 2019 was RMB1,817.5 million, while our loss before income tax for the same period was RMB1,762.4 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB734.3 million, primarily including adding back depreciation and amortization of RMB459.9 million, which was primarily in relation to our software and platform, and changes in working capital. The changes in working capital primarily reflected (i) an increase of RMB445.6 million in our trade receivables as a result of our overall business growth and longer payment periods, and (ii) an increase of RMB350.3 million in our trade and other payables as a result of growth in our business.

Investing Activities
Net cash generated from investing activities in the nine months ended September 30, 2021 was RMB969.6 million primarily due to (i) our proceeds from sale of financial assets at fair value through profit or loss of RMB6,103.6 million, which related to our cash management activities; (ii) refund of restricted cash, net of RMB1,011.7 million in relation to release of the pledge of offshore proceeds from our previous financings due to the decrease in our onshore bank borrowings. The cash inflows were partially offset by our payment for financial assets at fair value through profit or loss of RMB5,960.2 million, which related to our cash management activities.
Net cash generated from investing activities in 2020 was RMB1,315.7 million primarily due to (i) our proceeds from sale of financial assets at fair value through profit or loss of RMB8,648.0 million, which related to our cash management activities; (ii) refund of restricted cash, net of RMB1,064.8 million in relation to the pledge of offshore proceeds from our previous financings for onshore bank borrowings. The cash inflows were partially offset by our payment for financial assets at fair value through profit or loss of RMB8,433.1 million.
Net cash generated from investing activities in 2019 was RMB570.8 million primarily due to our proceeds from sale of financial assets at fair value through profit or loss of RMB6,693.1 million, which related to our cash management activities, and a refund of restricted cash of RMB708.1 million in relation to the pledge of offshore proceeds from our previous financings for onshore bank borrowings, which were partially offset by our payment for financial assets at fair value through profit or loss of RMB5,808.5 million, payment for financial assets at fair value through other comprehensive income of RMB388.4 million, and payment for acquisition of subsidiary, net of cash acquired of RMB270.8 million in relation to our acquisitions of Beijing BER and View Foundation, payment for intangible assets of RMB216.7 million, and a capital investment of RMB100.0 million we made in Puhui Lixin.
Financing Activities
Net cash used in financing activities in the nine months ended September 30, 2021 was RMB1,223.4 million, primarily due to repayments of short-term borrowings and related interest payment of RMB2,004.9 million, partially offset by RMB912.9 million for proceeds from short-term borrowings.
Net cash generated from financing activities 2020 was RMB1,533.8 million, primarily due to cash inflow of RMB2,722.4 million for proceeds from issuance of Shares in our follow-on offering and RMB2,257 million for proceeds from short-term borrowings. This cash inflow was partially offset by RMB3,177.2 million for repayments of short-term borrowings and related interest payment of RMB142.6 million.
Net cash generated from financing activities 2019 was RMB1,754.6 million, primarily due to the cash inflow of proceeds from short-term borrowings RMB4,286.9 million and issuance of Shares upon initial public offering of RMB2,035.2 million. This cash inflow was partially offset by the cash outflow of RMB4,469.3 million for repayments of short-term borrowings and related interest payment of RMB144.3 million.
Capital Expenditures
Our capital expenditures were RMB314.5 million, RMB265.2 million and RMB89.6 million for 2019, 2020 and the nine months ended September 30, 2021. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. We will continue to make capital expenditures to meet the needs of the expected growth of our business.
Working Capital Sufficiency
Our Directors are of the view that taking into account the financial resources available to us, including our current cash and cash equivalents and available financing facilities, we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this document.

Discussion of Certain Key Balance Sheet Items
Current Assets/Liabilities
The following table sets forth our current assets and current liabilities as of the dates indicated:
	As of December 31,		As of September 30, 2021	As of December 31, 2021
	2019	2020
	RMB	RMB	RMB	RMB
	(in thousands)
			(unaudited)
Current assets
Financial assets at amortized cost	—	—	—	3,515
Trade receivables	710,123	838,690	1,377,393	891,174
Contract assets	211,276	257,830	311,740	227,895
Prepayments and other receivables	528,277	443,328	768,551	749,152
Financial assets measured at amortized cost from banking operations	—	576,305	574,528	12,711
Financial assets at fair value through profit or loss	1,690,967	1,487,871	1,361,436	2,071,653
Financial assets at fair value through other comprehensive income	—	—	—	482,497
Restricted cash	3,440,289	2,280,499	1,276,959	1,060,427
Cash and cash equivalents	1,077,875	3,055,194	1,893,693	1,399,370
Total current assets	7,658,807	8,939,717	7,564,300	6,898,394
Current liabilities
Trade and other payables	1,075,576	1,547,781	1,744,921	2,137,099
Payroll and welfare payables	538,132	625,330	535,866	515,067
Contract liabilities	104,960	138,547	119,412	153,844
Short-term borrowings	3,218,566	2,283,307	1,182,573	815,260
Customer deposits	—	405,853	1,426,992	1,350,171
Derivative financial liabilities	2,682	165,880	154,065	190,971
Total current liabilities	4,939,916	5,166,698	5,163,829	5,162,412
Net current assets	2,718,891	3,773,019	2,400,471	1,735,982
We had net current assets of RMB2,719.0 million, RMB3,773.0 million, RMB2,400.5 million and RMB1,736.0 million as of December 31, 2019 and 2020, September 30, 2021 and December 31, 2021, respectively.
Our net current assets increased from RMB2,718.9 million as of December 31, 2019 to RMB3,773.0 million as of December 31, 2020, primarily due to (i) an increase in cash and cash equivalent of RMB1,977.3 million as a result of recovery from trade receivables and guarantee deposits under certain projects as of December 31, 2020; and (ii) a decrease in short-team borrowing of RMB935.3 million due to decrease of our onshore bank borrowing, partially offset by (i) a decrease in our restricted cash of RMB1,159.8 million due to the decrease of our onshore bank borrowing, for which we used our offshore proceeds from previous financings as pledge; and (ii) an increase in trade and other payables related to the our business growth. Our net current assets decreased by 36.4% to RMB2,400.5 million as of September 30, 2021, primarily due to (i) a decrease in cash and cash equivalent of RMB1,161.5 million; (ii) a decrease in restricted cash of RMB1,003.5 million due to the decrease of our onshore bank borrowing, for which we used our offshore proceeds from previous financings as pledge; and (iii) an increase in customer deposits of RMB1,021.1 million primarily as a result of growth in our virtual bank business, partially offset of a decrease in short-term borrowings of RMB1,100.7 million as a result of decrease in our onshore borrowings. Our net current assets further decreased by 27.7% to RMB1,736.0 million as of December 31, 2021, primarily due to (i) a decrease in cash and cash equivalent of RMB494.3 million due to loan repayment, and (ii) an decrease in trade receivables of RMB486.2 million due to collection efforts, partially offset by an increase in financial assets at fair value through profit or loss of RMB583.8 million.
Trade receivables
Our trade receivables consist of amounts due from customers for products sold or services performed in the ordinary course of business. Our trade receivables increased by 18.1% from RMB710.1 million as of December 31, 2019 to RMB838.7 million as of December 31, 2020, and further increased by 64.2% to RMB1,377.4 million as of September 30, 2020, primarily as a result of the growth in our business.
The aging analysis of the trade and bills receivables is as follows:
	As of December 31		As of September 30 2021
	2019	2020
	RMB in thousands
			(unaudited)
Within one year	705,515	746,846	1,352,160
From one year to two years	24,736	112,349	68,419
From two years to three years	3,020	16,826	8,103
Over three years	4,733	5,126	1,799
Trade receivables	738,004	881,147	1,430,481
Less: impairment loss allowance	(27,881)	(42,457)	(53,088)
Total	710,123	838,690	1,377,393
The following table sets forth the turnover days of our trade receivables for the year/period indicated:
	For the Year Ended December 31,		For the Nine Months Ended September 30, 2021
	2019	2020
Trade receivables turnover days(1)	79	89	111

Notes:
(1)
Trade receivable turnover days for a given period are equal to average gross trade receivable balances at the beginning and the end of the period divided by the sum of annualised revenue during the period and then multiplied by 365 days.

Our trade receivables turnover days were 79 days, 89 days and 111 days for the years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021, respectively. The increase in our trade receivables turnover days from 79 days in 2019 to 89 days in 2020 was primarily attributable to the negative impact of COVID-19. The increase in our trade receivables turnover days to 111 days for the nine months ended September 30, 2021 was primarily due to seasonality as our revenue is generally higher while our trade receivables are generally lower due to our focus on collection in the fourth quarter each year.
As of December 31, 2021, RMB1,236.8 million, or 86.5% of gross amount of our trade receivables balance as of September 30, 2021, had been settled.
Prepayments and other receivables
Prepayments and other receivables primarily consist of financial guarantee fee receivable, deposit, value-added-tax deductible, advance to suppliers, advance to staffs, and others. Deposits primarily relates to the deposits we pay to our suppliers to guarantee the final results of certain projects.

The following table sets forth details of our prepayments and other receivables as of the dates indicated:
	As of December 31		As of September 30 2021
	2019	2020
	(RMB in thousands)
			(unaudited)
Financial guarantee fee receivable, gross	55,296	174	—
Less: impairment loss allowance	(7.335)	(74)	—
Financial guarantee fee receivable, net	47,961	100	—
Deposit	226,180	282,864	537,230
Value-added-tax deductible	60,765	40,730	73,961
Receivable from disposal of equipment to related parties	51,695	—	—
Advance to suppliers	38,871	41,446	81,593
Advance to staffs	25,339	38,679	47,361
Receivables for value-added-tax paid on behalf of wealth management products	3,154	5,007	6,598
Others	75,644	37,851	25,146
Less: impairment loss allowance	(1,332)	(3,349)	(3,338)
	528,277	443,328	768,551
Our prepayments and other receivables decreased by 16.1% from RMB528.2 million as of December 31, 2019 to RMB443.3 million as of December 31, 2020 mainly related to guarantees we collected back after completion of certain projects and receivables we collected from disposal of equipment in our Indonesian entity. Our prepayments and other receivables increased by 73.4% to RMB768.6 million as of September 30, 2021, primarily due to the increase in receivables due to suppliers, which was in line with our business growth.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss consist of our contingent returnable consideration and wealth management products. As of December 31, 2019 and 2020, and September 30, 2021, we had financial assets at fair value through profit or loss of RMB1,691.0 million, RMB1,487.9 million and RMB1,361.4 million, respectively, of which RMB1,655.5 million, RMB1,487.2 million and RMB1,345.7 million were invested in wealth management products issued by Ping An Group.
Restricted Cash
Restricted cash mainly represents pledge bank deposits, accrued interest and time deposit with initial term over three months. Our restricted cash decreased by 33.7% from RMB3,440.3 million as of December 31, 2019 to RMB2,280.5 million as of December 31, 2020, and further decreased by 44.0% to RMB1,277.0 million as of September 30, 2021, primarily due to the decrease of our onshore bank borrowing, for which we used our offshore proceeds from previous financings as pledge.
Trade and other payables
Trade and other payables present unpaid liabilities for goods and services provided to us prior to the end of the financial year. Trade and other payables primarily consist of trade payables for goods and services, redemption liability, accrued expenses, lease liabilities and amount due to related parties. Our trade and other payable increased by 43.9% from RMB1,075.6 million as of December 31, 2019 to RMB1,547.8 million as of December 31, 2020, and further increased by 12.7% to RMB1,744.9 million as of September 30, 2021, primarily as a result of business growth.
As of December 31, 2021, RMB841.4 million, or 40.1% of our trade and other payables balance as of September 30, 2021, had been settled.

Short-term borrowings
Short-term borrowings consist of secured borrowings and unsecured bank loans. Our short-term borrowings decreased from RMB3,218.6 million as of December 31, 2019 to RMB2,283.3 million as of December 31, 2020, and further decreased by 48.2% to RMB1,182.6 million as of September 30, 2021, which is in line with the decrease of our onshore borrowings.
Customer deposits
Customer deposits represent customer deposit held by OneConnect Bank. Our customer deposits increased significantly from RMB405.9 million as of December 31, 2020 to RMB1,427.0 million as of September 30, 2021, which is in line with the growth of our business. We did not have such customer deposits as of December 31, 2019 as we launched our virtual bank for pilot trial operations in June 2020 and for official operation in September 2020.
Non-Current Assets/Liabilities
The following table sets forth our non-current assets and non-current liabilities as of the dates indicated:
	As of December 31,		As of September 30, 2021
	2019	2020
	RMB	RMB	RMB
	(in thousands)
			(unaudited)
Non-current assets
Property and equipment	314,505	224,284	243,273
Intangible assets	976,948	917,063	745,617
Deferred tax assets	423,786	564,562	656,136
Financial assets measured at amortized cost from banking operations	—	25,283	424,739
Investments accounted for using the equity method	118,829	175,733	186,236
Financial assets at fair value through other comprehensive income	393,448	21,828	21,659
Contract assets	40,998	16,788	1,816
Total non-current assets	2,268,514	1,945,541	2,279,476
Non-current liabilities
Trade and other payables	420,873	395,514	352,215
Contract liabilities	12,700	17,683	22,576
Deferred tax liabilities	33,291	20,080	11,376
Total non-current liabilities	466,864	433,277	386,167
Net non-current liabilities	1,801,650	1,512,264	1,893,309
Property and Equipment
Our property and equipment primarily consist of office and telecommunication equipment and leasehold improvement. Our property and equipment decreased by 28.7% from RMB314.5 million as of December 31, 2019 to RMB224.3 million as of December 31, 2020, primarily due to the depreciation related to our leaseholds, and further increased 8.5% to 243.3 million as of September 30, 2021, primarily due to lease of new offices as a result of our business expansion.
Intangible Assets
Our intangible assets include application and platform, purchased software, development cost in progress, goodwill, business license and others. Our intangible assets remained relatively stable from RMB976.9 million as of December 31, 2019 to RMB917.1 million as of December 31, 2020, and further decreased by 18.7% to RMB745.6 million as of September 30, 2021, primarily due to the amortization of our intangible assets.
Deferred Tax Assets
Our deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses. We recorded deferred tax assets of RMB423.8 million, RMB564.6 million and RMB656.1 million as of December 31, 2019 and 2020 and September 30, 2021, respectively.
Indebtedness
Borrowings
As of December 31, 2019 and 2020, September 30, 2021 and December 31, 2021, we had short-term borrowings of RMB3,218.6 million, RMB2,283.3 million, RMB1,182.6 million and RMB815.3 million, respectively.
In March 2021, we entered into a facility agreement with China Everbright Bank, with a committed revolving credit of RMB100 million, which is available until March 11, 2022. As of the Latest Practicable Date, we had fully drawn down on this facility, which will mature in March 11, 2022.This facility bears an annual interest rate of 3.70%.
In March 2021, we entered into an one-year term loan contract of RMB298.4 million with Ping An Bank, which will expire in March 2022. The loan bears an interest rate of 4.03% per annum. As of the Latest Practicable Date, we had fully drawn down on this facility.
We also had credit facilities with four other Chinese banks, which are China Everbright Bank, China Merchants Bank, Beijing Bank, Ningbo Bank, and Shenzhen High-tech Investment small loan Co., Ltd. We had an aggregate of committed credit of RMB386 million with these four banks. As of the Latest Practicable Date, we had an aggregate drawn-down of RMB336 million from these four banks, with maturities ranging from March 2022 to January 2023.
The weighted average annual interest rate under our outstanding borrowings was 3.95% as of September 30, 2021. None of our credit facilities contain a material financial covenant.
As of December 31, 2021, being the latest practicable date for determining our indebtedness, we had outstanding short-term borrowings of RMB815.3 million.
As of December 31, 2021, we had unutilized and unrestricted bank loan facilities of RMB2,201.0 million.
During the Track Record Period and up to the Latest Practicable Date, we had not been in violation of any of the covenants pursuant to the applicable agreement we entered with our lenders. Our Directors confirm that we are not subject to other material covenants under any agreements with respect to any bank loans or other borrowings. Our Directors also confirm that there was no delay or default in the repayment of borrowings during the Track Record Period. Taking our financial position into consideration, our Directors are of the opinion that we are able to abide by these covenants amid current market conditions and that our capital raising abilities were not materially affected as of December 31, 2021.
Lease Liabilities
Our lease liabilities are in relation to properties that we lease for our office premises. The following table sets forth our lease liabilities as of the dates indicated:
	As of December 31,		As of September 30, 2021	As of December 31 2021
	2019	2020
	(RMB in thousands)
			(unaudited)
Non-current	87,800	48,115	88,070	97,473
Current	101,889	86,104	61,968	57,417
Total	189,689	134,219	150,038	154,890

Contingent Liabilities
As of December 31, 2019, 2020, September 30, 2021 and December 31, 2021, we did not have any material contingent liabilities.
Except as otherwise disclosed in this document, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of December 31, 2021. Since December 31, 2021 and up to the Latest Practicable Date, there had not been any material adverse change to our indebtedness.
Key Financial Ratios
The following table sets forth our key financial ratios for the periods indicated:
	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2019	2020	2020	2021
			(unaudited)
Gross profit margin(1)	32.9%	37.5%	39.1%	34.6%
Non-IFRS gross profit margin(2)	46.4%	46.7%	48.6%	42.6%

Notes:
(1)
Gross profit margin equals gross profit divided by revenues for the period.

(2)
See” Non-IFRS Gross Profit and Non-IFRS Gross Profit Margin”

Holding Company Structure
OneConnect Financial Technology Co., Ltd. is a holding company with no material operations of its own. We conduct our operations in China primarily through our VIEs and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, OneConnect Financial Technology Co., Ltd.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by our PRC VIEs and their subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to OneConnect Financial Technology Co., Ltd. In addition, our PRC subsidiaries and VIEs and their subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.
As a holding company, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our consolidated VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Furthermore, our subsidiaries, our consolidated VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
Trend Information
Other than as disclosed elsewhere in the document, we are not aware of any trends, uncertainties, demands, commitments or events for 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
Off Balance Sheet Arrangements
Before the end of January 2018, to test our credit model in real world conditions, we provided credit enhancement in relation to loans facilitated through our solutions to benefit our financial institution customers by agreeing to purchase non-performing loans of their borrowers who satisfied certain risk management criteria. These loans generally have terms of up to three years, and we recorded our credit enhancement as financial guarantee payables on our consolidated statements of financial positions, representing estimated future payments we would be required to make due to future defaults of the legacy loans for which we provided credit enhancement. In each period we recognize guarantee charges in our consolidated statements of comprehensive income that represent the amount by which our charges in respect of defaults of the legacy loans exceed our financial guarantee payables. We ceased offering credit enhancement for any new lending transactions of our customers at the end of January 2018.
As of December 31, 2019 and 2020, our maximum guarantee exposure, which represents our total liability if all borrowers under the loans for which we provided credit enhancement were to default, was RMB467.2 million and RMB6.6 million, respectively. All the legacy loans matured as of January 2021. Since then, we are no longer exposed to guarantee exposure under those loans.
Other than the above, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of others and do not assume credit risk in loans facilitated through our platform. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our historical financial information. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.
Contractual Obligations
As of December 31, 2019 and 2020 and September 30, 2021, we did not have any significant commitments.
Material Related Party Transactions
For details relating to our related party transactions, see Note 34 to the Accountant’s Report. Going forward, we will continue to engage in certain transactions with related parties. Our Directors believe that the related party transactions were carried out on an arm’s length basis and will not distort our results during the Track Record Period or make such results not reflective of our future performance.

CONNECTED TRANSACTIONS

The following section sets forth supplemental information concerning related party transactions pursuant to the Hong Kong Listing Rules.
Upon Listing, transactions between us and our connected persons will constitute connected transactions under Chapter 14A of the Hong Kong Listing Rules.
As our ADSs are listed on the NYSE, we will continue to be subject to and regulated by the listing rules of the NYSE and other applicable laws and regulations in the U.S. so far as our ADSs remain listed on the NYSE. The requirements of the Hong Kong Listing Rules in relation to connected transactions are different from those of the NYSE. In particular, the definition of connected persons under the Hong Kong Listing Rules is different from the definition of related party under the listing rules of the NYSE. Therefore, a connected transaction under the Hong Kong Listing Rules may or may not constitute a related party transaction under the listing rules of the NYSE, and vice versa.
OUR CONNECTED PERSONS
We have entered into certain transactions with the following connected persons, which will constitute our continuing connected transactions upon Listing:
Connected Relationship	Name
Controlling Shareholder and its subsidiaries and/or associates	Ping An and its subsidiaries and/or associates, including but not limited to Ping An Technology
Directors and their associate	Mr. Wenwei Dou and Ms. Wenjun Wang, two of our non-executive Directors, and their controlled entity, Guang Feng Qi
SUMMARY OF OUR CONTINUING CONNECTED TRANSACTIONS
Continuing connected transactions with Ping An, its subsidiaries and/or its associates:
Continuing connected transactions	Proposed annual cap for the year ending December 31,
(RMB in millions)
Exempt Continuing Connected Transactions
1. IP Licensing Agreement
Royalties to be paid by us to Ping An Technology	N/A

Non-Exempt and Partially Exempt Continuing Connected Transactions
2. Property Leasing Agreement
Total value of right-of-use asset relating to leases with subsidiaries of Ping An	2022: 18.80
2023: 6.57
2024: 28.58
3. Provision of Services and Products Agreement
Transaction amount to be paid by subsidiaries and associates of Ping An	2022: 3,336.09
2023: 3,600.00
2024: 3,850.00

Continuing connected transactions	Proposed annual cap for the year ending December 31,
(RMB in millions)
4. Services and Products Purchasing Agreement
Transaction amount to be paid by us to subsidiaries and associates of Ping An	2022: 2,037.23
2023: 2,202.11
2024: 2,380.33
5. Financial Services Agreement
Deposit Services
Maximum daily balance of deposits placed by us with the subsidiaries of Ping An	2022: 3,184.34
2023: 1,609.44
2024: 1,140.64
Interest income received by us from the subsidiaries of Ping An for the deposits	2022: 17.65
2023: 17.65
2024: 17.65
Loan Financing Service
Maximum daily balance of loans by us with the subsidiaries of Ping An	2022: 500.00
2023: 500.00
2024: 500.00
Loan interest payable by us on the loans to the subsidiaries of Ping An	2022: 17.50
2023: 17.50
2024: 17.50
Wealth Management Service
Maximum daily balance of wealth management products purchased by us from the subsidiaries of Ping An	2022: 2,304.84
2023: 1,108.44
2024: 1,140.64
Investment income received by us from the subsidiaries of Ping An	2022: 30.72
2023: 18.97
2024: 19.26
Interbank Services
Maximum daily balance of interbank deposits to be placed by us with the subsidiaries of Ping An	2022: 120.00
2023: 120.00
2024: 120.00
Interest income received by us from the subsidiaries of Ping An for the interbank deposits	2022: 1.80
2023: 1.80
2024: 1.80

Continuing connected transactions	Proposed annual cap for the year ending December 31,
(RMB in millions)
Maximum daily balance of interbank loans by us with the subsidiaries of Ping An	2022: 250.00
2023: 400.00
2024: 600.00
Loan interest payable by us on the interbank loans to the subsidiaries of Ping An	2022: 3.75
2023: 6.00
2024: 9.00
Derivative Products Services
Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us with the subsidiaries of Ping An	2022: 4,000.00
2022: 4,000.00
2022: 4,000.00
6. 2022 Services Purchasing Agreement
Transaction amount to be paid by us to Ping An Insurance (Group) Company of China, Ltd.	2022: 4.93
Contractual Arrangements:
Continuing connected transactions	Proposed annualcap
7. Contractual Arrangements	N/A
EXEMPT CONTINUING CONNECTED TRANSACTION
1.
IP Licensing Agreement

Principal terms
We entered into a software and technology licensing agreement with Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限公司) (“Ping An Technology”), a subsidiary of Ping An, on December 13, 2017 (as amended on March 15, 2018, the “IP Licensing Agreement”), pursuant to which Ping An Technology will grant to our Company an exclusive and non-transferable license for the use of certain intellectual property rights owned by Ping An Technology, including patents and software copyrights that are registered by Ping An Technology (the “Licensed IPs”). Our Company will use the Licensed IPs within the scope specified in the IP Licensing Agreement. The fees payable will be agreed between us and Ping An Technology separately and based on historical dealing with Ping An Technology, it is expected that we will not incur any fees payable under the IP Licensing Agreement.
The IP Licensing Agreement is effective for 10 years from the date of the agreement. As required by Rule 14A.52 of the Listing Rules, the period for the agreement for the continuing connected transactions must not exceed three years, except in cases where the nature of the transaction requires the agreement to be of a duration longer than three years. Our Directors are of the view that the IP Licensing Agreement was entered into on normal commercial terms or better and the Licensed IPs are necessary for our business operations and a longer duration of the agreement will avoid any unnecessary business interruption and help ensure the long-term development and continuity of our business. Nothing has come to the attention of the Joint Sponsors that would cause them to cast reasonable doubt on the Company’s reasons for requiring a longer term for the IP Licensing Agreement, and the Company’s view that entering into such agreement with a duration of over three years is in line with its normal business practice.
Reasons for the transaction
Our Company has been using some of the Licensed IPs for several years and we consider that it will be less disruptive for our Group’s business operations to continue to use the Licensed IPs and it is therefore in the best interests of our Company and our Shareholders to continue to use the Licensed IPs upon Listing.

Historical amounts
There was no historical amount for the IP Licensing Agreement for each of the two years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021.
Listing Rules implications
As it is expected that we will not incur any fees payable under the IP Licensing Agreement, the transactions under the IP Licensing Agreement constitute de minimis transactions and are fully exempt from the annual reporting, announcement, independent Shareholders’ approval and annual review requirements under Chapter 14A of the Hong Kong Listing Rules. In the event that we decide to agree with Ping An Technology to incur fees payable under the IP Licensing Agreement, we will comply with the relevant applicable requirements under Chapter 14A of the Hong Kong Listing Rules.
NON-EXEMPT AND PARTIALLY EXEMPT CONTINUING CONNECTED TRANSACTIONS
We have conducted the following transactions in the ordinary and usual course of our business, which will, upon Listing, constitute continuing connected transactions of our Company subject to the annual reporting, announcement and/or independent Shareholders’ approval (as the case may be) requirements under Chapter 14A of the Hong Kong Listing Rules (the “Non-exempt Continuing Connected Transactions”).
2.
Property Leasing Agreement

Principal terms
We entered into a property leasing agreement with certain subsidiaries of Ping An on [•], 2022 (the “Property Leasing Agreement”), pursuant to which we will lease properties from such subsidiaries of Ping An for office use. Separate agreements will be entered into between the relevant parties setting out the specific terms and conditions (including property rents, payment methods and other usage fees) in respect of the relevant leased property based on the principles, and within the parameters provided, under the Property Leasing Agreement. The initial term of the Property Leasing Agreement will commence on the Listing Date and end on December 31, 2024, subject to renewal upon mutual consent by the parties.
Reasons for the transaction
We have historically leased certain properties from the Ping An Group as offices. As compared to Independent Third Parties, the Ping An Group has a better understanding of our property requirements in relation to office premises, and leasing properties from the Ping An Group also facilitates our business corporation with the Ping An Group geographically. In addition, relocating our offices to other premises will cause unnecessary disruptions to our normal business operation and incur unnecessary costs. We consider that the terms of the Property Leasing Agreement are consistent with normal commercial terms which can safeguard our entitlement to long-term property rights, therefore enabling us to achieve long-term development and continuity of our business operations.
Pricing policies
The rents payable by us during the lease term will be determined on normal commercial terms after arm’s length negotiations between the relevant parties, and the rents shall be in line with or no higher than the prevailing market rates of properties of comparable location, floor area and quality available to Independent Third Parties.
Historical amounts
The total property rent incurred by us to such subsidiaries of Ping An in respect of property leasing services for each of the two years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021 were RMB19.6 million, RMB19.9 million and RMB14.8 million.

Annual caps
The aggregate amount of the rents to be paid to the subsidiaries of Ping An under the Property Leasing Agreement for the three years ending December 31, 2024 are not expected to exceed RMB25.89 million, RMB28.48 million and RMB31.33 million, respectively.
Pursuant to IFRS16, the lease of properties by us as lessee under the Property Leasing Agreement will be recognized as right-of-use assets. In respect of the Property Leasing Agreement, proposed annual caps for the three years ending December 31, 2024 are set out in the table below:
	Proposed annual caps for the year ending December 31,
	2022	2023	2024
	(RMB in millions)
Total value of right-of-use asset relating to the leases	18.80	6.57	28.58
Basis of caps
The above proposed annual caps are determined with reference to the following factors:
•
the historical transaction amounts and growth trend under the existing properties leasing arrangements; and

•
the estimated 10% increase in the annual rent for the properties leased from the subsidiaries of Ping An for the three years ending December 31, 2024 taking into account the trend of increase in the historical rental expenses, which is in line with market rates.

Listing Rules implications
As the highest applicable percentage ratio of the transactions under the Property Leasing Agreement for each of the three years ending December 31, 2024 and calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules is expected to exceed 0.1% but less than 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions of our Company subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Hong Kong Listing Rules and the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules.
3.
Provision of Services and Products Agreement

Principal terms
We entered into a provision of services and products agreement with certain subsidiaries and associates of Ping An on [•], 2022 (the “Provision of Services and Products Agreement”), pursuant to which our Company will provide the following services and products to such subsidiaries and associates of Ping An:
(1).
in terms of banking related financial technology solutions, our products and services include product design, risk management, operation-related technical services and marketing services; and

(2).
in terms of non-banking related financial technology solutions, our products and services include (a) insurance related technical services, which covers loss assessments, operation management and anti-fraud solutions, and (b) non-insurance related technical services, which covers product design, marketing management, risk control and operation management.

Fees will be paid to our Company by subsidiaries and associates of Ping An in respect of the provision of such services and products.
The initial term of the Provision of Services and Products Agreement will commence on the Listing Date and end on December 31, 2024, subject to renewal upon the mutual consent by the parties.

Reasons for the transaction
Our Directors consider that the provision of services and products to the subsidiaries and associates of Ping An would benefit our Company for the following reasons:
•
in light of the leading position that Ping An enjoys in the PRC financial services industry, it is natural and in the best interests of our Company to cooperate with Ping An Group and serve it as a client that is of strategic importance to our Group; and

•
as both parties enjoy respective advantages in different business fields, our collaboration may bring synergy into full play and share development achievements.

Pricing policies
For each type of our services and products, the services and products fees to be paid to us will be determined on the basis of arm’s length negotiations between the relevant parties and with reference to the market rates applicable to such services and products. When determining the price for a service or product, to ensure that the terms of supplying services and products to such subsidiaries and associates of Ping An are fair and reasonable, we will consider a set of factors, including the comparable historical prices of the relevant services and products offered by us, transaction volumes, transaction amounts and scale of services, and purchase volumes. We will also ensure the prices of our services and products offered to such subsidiaries and associates of Ping An shall not be lower than those offered by us to Independent Third Parties for similar services and products.
Historical amounts
The transaction amounts from such subsidiaries and associates of Ping An for our provision of the services and products for each of the two years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021 were RMB1,375.2 million, RMB2,159.4 million and RMB1,935.2 million.
Annual caps
In relation to the Provision of Services and Products Agreement, the transaction amounts to be paid by the subsidiaries and associates of Ping An to us in respect of the provision of services and products for the three years ending December 31, 2024 shall not exceed the proposed annual caps as set out in the table below:
	Proposed annual caps for the year ending December 31,
	2022	2023	2024
	(RMB in millions)
Transaction amount to be paid by the subsidiaries and associates of Ping An to us	3,336.0	3,600.0	3,850.00
Basis of caps
The above proposed annual caps are determined with reference to the following factors:
•
the historical transaction amounts and the growth trend for the two years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021 under the existing services and products provision arrangements between our Company and the subsidiaries and associates of Ping An during the Track Record Period; and

•
the expected increase of demand for our services and products from the subsidiaries and associates of Ping An taking into account their business development and operational needs.

Based on the above, the increase in the annual caps for the three years ending December 31, 2024 compared to the historical amounts for the transactions under the Provision of Services and Products Agreement for the two years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021 were mainly due to the expected increase in the sales volume between our Company and subsidiaries and associates of Ping An. In addition, the proposed annual caps have also taken into account the estimated future demand, inflation factors and been calculated based on the principal assumption that there will not be any adverse change or disruption in market conditions, operation and business environment or government policies which may materially affect our business and those of subsidiaries and associates of Ping An during the term of the Provision of Services and Products Agreement.
Listing Rules implications
In respect of the transactions under the Provision of Services and Products Agreement, as the highest applicable percentage ratio for each of the three years ending December 31, 2024 calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions of our Company subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Hong Kong Listing Rules, the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules.
4.
Services and Products Purchasing Agreement

Principal terms
We entered into a services and products purchasing agreement with certain subsidiaries and associates of Ping An on [•], 2022 (the “Services and Products Purchasing Agreement”), pursuant to which such subsidiaries and associates of Ping An will provide certain services to us, including (1) technology services and products such as technology development system, information technology, core modules, information security processing services and related software and hardware facilities; (2) service solution module outsourcing services; (3) operation management services and products; (4) healthcare-related products and services; (5) rewards program products; and/or (6) other services and products. We will, in return, pay service fees to the subsidiaries and associates of Ping An. The precise scope of services and products, service fee calculation, method of payment and other details of the service arrangement will be agreed between the relevant parties separately.
The initial term of the Services and Products Purchasing Agreement will commence on the Listing Date and end on December 31, 2024, subject to renewal upon the mutual consent by the parties.
Reasons for the transaction
Our Company has been purchasing a variety of services from subsidiaries and associates of Ping An to satisfy our business and operational needs. Owing to the strategic business relationship, subsidiaries and associates of Ping An has acquired a comprehensive understanding of our business and operational requirements and established a great foundation for mutual trust. Taking into consideration our previous purchasing experience with subsidiaries and associates of Ping An, our Directors believe that subsidiaries and associates of Ping An are capable of fulfilling our demands efficiently and reliably with a stable and high quality supply of services, and entering into the Services and Products Purchasing Agreement would minimize disruption to the Company’s operation and internal procedures. In addition, it would be more cost-effective for our Company to leverage on the mature infrastructure and resources already built by subsidiaries and associates of Ping An, instead of developing the same in-house.
Pricing policies
The services and products fees to be paid by us to the subsidiaries and associates of Ping An under the Services and Products Purchasing Agreement will be determined either 1) through bidding procedures according to the internal rules and procedures of the Company, the Company will compare the fees rates offered by Independent Third Parties as well as accessing its business needs and the relevant qualifications/experience of the bidders in providing such services before determining the service fee rate for the transactions under the Services and Products Purchasing Agreement; or 2) if no tendering and bidding process is required under our internal rules, through arm’s length negotiations between the relevant parties taking into account factors such as nature, transaction amount and term of the services and products, and shall be in line with fees offered by the subsidiaries and associates of Ping An to their respective independent third parties for similar services and products. The services and products fees to be paid by us will be determined on the basis of arm’s length negotiations between the relevant parties, which shall be in line with prevailing market rates and with reference to the applicable prices of the services and products to ensure that the terms of purchasing services and products from such subsidiaries and associates of Ping An are fair and reasonable.
Historical amounts
The transaction amounts incurred by us to such subsidiaries and associates of Ping An in respect of the above services and products for each of the two years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021 were RMB764.6 million, RMB1,303.1 million and RMB1,103.8 million.
Annual caps
In relation to the Services and Products Purchasing Agreement, the transaction amounts to be paid by us to the subsidiaries and associates of Ping An in respect of the provision of services and products for the three years ending December 31, 2024 shall not exceed the proposed annual caps as set out in the table below:
	Proposed annual caps for the year ending December 31,
	(RMB in millions)
	2022	2023	2024
Transaction amount to be paid by the subsidiaries and associates of Ping An	2,037.23	2,202.11	2,380.33
Basis of caps
The above proposed annual caps are determined with reference to the following factors:
•
the historical transaction amounts and the growth trend for the two years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021 under the existing services and products provision arrangements between our Company and the subsidiaries and associates of Ping An during the Track Record Period;

•
the expected growth in our operational scale in the three years ending December 31, 2024 and our needs for services such as technology support and operational management services to be provided by the subsidiaries and associates of Ping An in supporting expansion of our business operation; and

•
the expected increase of service and product fees to be charged by the subsidiaries and/or associates of Ping An.

Based on the above, the increase in the annual caps for the three years ending December 31, 2024 compared to the historical amounts for the transactions under the Services and Products Purchasing Agreement for the two years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021 are due to the expected increase both in the transaction volume and the transaction costs between our Company and the subsidiaries and associates of Ping An. In addition, the proposed annual caps have also taken into account the estimated future demand, inflation factors and been calculated based on the principal assumption that there will not be any adverse change or disruption in market conditions, operation and business environment or government policies which may materially affect our business and those of the subsidiaries and associates of Ping An during the term of the Services and Products Purchasing Agreement.
Listing Rules implications
In respect of the transactions under the Services and Products Purchasing Agreement, as the highest applicable percentage ratio for each of the three years ending December 31, 2024 calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions of our Company subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Hong Kong Listing Rules, the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules.
5.
Financial Services Agreement

Principal terms
Our Company entered into a financial services purchase agreement with certain subsidiaries of Ping An on [•], 2022 (the “Financial Services Agreement”), pursuant to which such subsidiaries of Ping An will provide financial services to us including deposit services, wealth management services, loan services, interbank services, and/or derivatives products services. For the deposit services, we will deposit cash into our bank accounts at such subsidiaries of Ping An, including cash generated by our daily business operations and offshore proceeds generated from our financing activities. In return, subsidiaries of Ping An pay deposit interests to us. The loan services provided by the subsidiaries of Ping An to us are guaranteed using our offshore proceeds deposited with such subsidiaries of Ping An, whereby our total deposits denominated in an offshore currency exceeds the loans advanced by the subsidiaries of Ping An to us. In respect of the wealth management services, we will purchase wealth management products from the subsidiaries of Ping An and receive investment income in return. In respect of the interbank services, we will engage in interbank deposit services and interbank loan services with such subsidiaries of Ping An. We will purchase foreign exchange and interest rate derivatives products from such subsidiaries of Ping An.
The initial term of the Financial Services Agreement will commence on the Listing Date and end on December 31, 2024, subject to renewal upon the mutual consent of both parties.
Reasons for the transaction
Purchasing financial services from the Ping An Group allows our Company to leverage on Ping An Group’s core business strengths, which include its reputable and long-established banking business in the PRC. Furthermore, as the Ping An Group have been providing various financial services to our Company during the Track Record Period, it has developed a deep understanding of our capital structure, business operations, funding needs and cash flow patterns, which facilitates the provision of expedient and efficient services. Therefore, the Ping An Group is well-positioned in providing the Company with customized financial services. As our Group has newly developed a virtual banking business and continues to expand our operations, our Company will engage in interbank deposit and interbank loan services with the
Ping An Group and purchase foreign exchange and interest rate derivate products from the Ping An Group for the reasons stated above.
Pricing policies
Deposit services
Interest rates for the deposits placed by us with the subsidiaries of Ping An will not be lower than: (i) the interest rate published by the PBOC for deposits of a similar type for the same period; (ii) the interest rate offered for deposits of a similar type for the same period placed with Independent Third Parties; or (iii) the interest rate for deposits of a similar type for the same period offered by independent commercial banks to us.
Loan services
Interest rates for the loans obtained by us from the subsidiaries of Ping An will not be less favorable than: (i) the interest rate published by the PBOC for similar loans of a similar type for the same period; (ii) the interest rate imposed by Independent Third Parties for loans of a similar type for the same period; or (iii) the interest rate for loans of a similar type of the same period payable by us to independent commercial banks.
Wealth management services
The determination and calculation method of the investment income rates in respect of the wealth management products to be purchased from the subsidiaries of Ping An will be the same as those offered by the subsidiaries of Ping An to all purchasers of such wealth management products (including their respective independent third party purchasers).
Interbank services
Interest rates for the interbank deposits and services shall be no less favorable than (i) the interest rate published by the PBOC for similar interbank services for the same period (if applicable); or (ii) the interest rate imposed or payable by us in relation to independent commercial banks for similar interbank services for the same period.

Derivative products services
The terms of the derivative products offered by the subsidiaries of Ping An will be the same as those offered by such subsidiaries of Ping An to all purchasers of such derivative products (including their respective independent third party purchasers).
Historical amounts
In respect of the deposit service provided by the subsidiaries of Ping An to us, the maximum daily balance of deposit placed by us with the subsidiaries of Ping An was RMB4,333.5 million, RMB3,966.3 million and RMB1,315.3 million, and the interest income from the subsidiaries of Ping An was RMB77.8 million, RMB28.1 million and RMB8.8 million, for each of the two years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021, respectively. In respect of the loans financing service extended by the subsidiaries of Ping An to us, the maximum daily balance of loans by us with the subsidiaries of Ping An was RMB2,400.0 million, RMB1,200.0 million and RMB700.0 million, and the interest expenses incurred by us to the subsidiaries of Ping An was RMB82.5 million, RMB32.6 million and RMB12.8 million, for each of the two years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021, respectively.
In respect of the wealth management services provided by the subsidiaries of Ping An to us, the maximum daily balance of wealth management products purchased by us was RMB2,537.3 million, RMB2,458.7 million and RMB1,893.8 million, and the investment income received by us from the subsidiaries of Ping An was RMB36.7 million, RMB8.7 million and RMB20.4 million, for each of the two years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021, respectively.
In respect of the interbank services provided by the subsidiaries of Ping An, the maximum daily balance of interbank deposits placed by us with the subsidiaries of Ping An was HK$570 million, nil and nil, and the interest income from the subsidiaries of Ping An was and HK$7 million, nil and nil. The maximum daily balance of interbank loans by us with the subsidiaries of Ping An was nil, nil and HK$100 million, and the loan interest incurred by us to the subsidiaries of Ping An was nil, nil and HK$0.002 million for each of the two years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021, respectively.
In respect of the derivative products provided by the subsidiaries of Ping An, net loss on derivatives was RMB0.2 million, RMB281.7 million and RMB94.5 million, for each of the two years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021, respectively. Derivative financial liabilities was RMB2.7 million, RMB165.9 million and RMB154.1 million, for each of the two years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021, respectively.
Annual caps
In relation to the Financial Services Agreement, the proposed annual caps for the three years ending December 31, 2024 are set out in the table below:

	Proposed annual caps for the year ending December 31,
	2022	2023	2024
	(RMB in millions)
Deposit Service
Maximum daily balance of deposits to be placed by us with the subsidiaries of Ping An	3,184.34	1,609.44	1,140.64
Interest income to be received by us from the subsidiaries of Ping An	17.65	17.65	17.65
Loan Financing Service	500.00	500.00	500.00
Loan interest paid by us to the subsidiaries of Ping An	17.50	17.50	17.50
Wealth Management Services
Maximum daily balance of wealth management products purchased by us from the subsidiaries of Ping An	2,304.84	1,108.44	1,140.64
Investment income to be received by us Investment income to be received by us	30.72	18.97	19.26
Interbank Services
Maximum daily balance of interbank deposits to be placed by us with the subsidiaries of Ping An	120.00	120.00	120.00
Interest income to be received by us from the subsidiaries of Ping An	1.80	1.80	1.80
Maximum daily balance of interbank loans by us with the subsidiaries of Ping An	250.00	400.00	600.00
Loan interest paid by us to the subsidiaries of Ping An	3.75	6.00	9.00
Derivative Products Services
Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us with the subsidiaries of Ping An	4,000.00	4,000.00	4,000.00
Basis of caps
Deposit Service — maximum daily balance of deposits to be placed by us with subsidiaries of Ping An
The above proposed annual caps for the maximum daily balance of deposits to be placed by us with the subsidiaries of Ping An are determined with reference to the following factors:
(i)   the historical amounts under the existing deposit services arrangements; and
(ii)   the current and expected future cash flow position of the Company in light of our estimated scale and growth of business operation and the decreasing demand for deposit services in the future.
Deposit Service — interest income to be received by us from subsidiaries of Ping An
The above proposed annual caps for the interest income to be received by us from subsidiaries of Ping An are determined based on the expected prevailing market interest rates on our expected outstanding deposit amount.
Loan Financing Service — maximum daily balance of loans by us with subsidiaries of Ping An
The above proposed annual caps for the maximum daily balance of loans to be placed by us with the subsidiaries of Ping An are determined with reference to the historical amounts under the existing loan services arrangements and the current and expected future loan arrangements.

Loan Financing Service — loan interest to be paid by us to subsidiaries of Ping An
The above proposed annual caps for the loan interest to be paid by us to the subsidiaries of Ping An are determined based on the expected loan amount to be utilized by us taking into account our expected cash flow requirements and the expected prevailing market interest rates.
      Wealth Management Services — maximum daily balance of wealth management products purchased by us from subsidiaries of Ping An
The above proposed annual caps for the maximum daily balance of the wealth management products are determined with reference to the historical amounts under the existing wealth management services arrangements and the current and future expected amount of available funds of our Company, taking into consideration our Company’s future treasury policy, working capital and liquidity needs, as well as our investment in wealth management products to generate investment income.
Wealth Management Services — investment income to be received by us from subsidiaries of Ping An
The above proposed annual caps for the investment income to be received by us from the subsidiaries of Ping An are determined based on the expected prevailing market return rate applicable to the wealth management service provided by the subsidiaries of Ping An. Our decisions on the investment products of the subsidiaries of Ping An are based on risk and return analysis under our treasury policy, as well as an analysis of suitable and comparable products available in the market.
      Interbank Service — maximum daily balance of interbank deposits placed by us with subsidiaries of Ping An
The above proposed annual caps for the maximum daily balance of interbank deposits to be placed by us with the subsidiaries of Ping An are determined with reference to large exposure limits imposed by the relevant regulators.
      Interbank Service — interest income received by us from the subsidiaries of Ping An for the interbank deposits
The above proposed annual caps for the interest income to be received by us from subsidiaries of Ping An on the interbank deposits are determined based on the expected amount of interbank deposits with reference to a fixed interest rate, which is within the range of projected market rates.
Interbank Service — maximum daily balance of interbank loan by us with subsidiaries of Ping An
The above proposed annual caps for the maximum daily balance of interbank loans to be placed by us with the subsidiaries of Ping An are determined with reference to large exposure limits imposed by the relevant regulators.
Interbank Service — loan interest payable by us on the interbank loans to the subsidiaries of Ping An
The above proposed annual caps for the loan interest to be paid by us to the subsidiaries of Ping An on the interbank loans are determined based on the expected amount of interbank loans with reference to a fixed interest rate, which is within the range of projected market rates.
      Derivative Products Services — maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us with the subsidiaries of Ping An
The above proposed annual caps for the maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us with the subsidiaries of Ping An are determined based on the historical transaction amounts under the existing derivative products purchase arrangements, and our Company’s anticipated foreign exchange and interest rate risk exposure and hedging needs with regard to the expected volume of our business transactions.
Listing Rules implications
In respect of the transactions under the Financial Services Agreement, as the highest applicable percentage ratio for each of the three years ending December 31, 2024 calculated for the purpose of Chapter 14A of the

Hong Kong Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions of our Company subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Hong Kong Listing Rules, the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules.
6.
2022 Services Purchasing Agreement

Principal terms
We entered into a services purchasing agreement with Ping An on January 4, 2022 (the “2022 Services Purchasing Agreement”), pursuant to which Ping An will provide certain services to us, including financial service solution services, administrative services, risk control services and human resources services. The term of the 2022 Services Purchasing Agreement commenced on January 4, 2022 and will end on December 31, 2022. The service fees payable by us to Ping An under the 2022 Services Purchasing Agreement amount to RMB4.93 million and will be paid quarterly in four equal installments.
Reasons for the transaction
Since our establishment, our Company has been purchasing a variety of services from Ping An to satisfy our business and operational needs. Owing to the strategic business relationship, Ping An has acquired a comprehensive understanding of our business and operational requirements and established a great foundation for mutual trust. Taking into consideration our previous purchasing experience with Ping An, our Directors believe that Ping An is capable of fulfilling our demands efficiently and reliably with a stable and high quality supply of services, and entering into the 2022 Services Purchasing Agreement would minimize disruption to the Company’s operation and internal procedures. In addition, it would be more cost-effective for our Company to leverage on the mature infrastructure and resources already built by Ping An and outsource procedural services to Ping An, instead of developing the same in-house and maintaining its own headcounts to perform such services.
Pricing basis
The service fees payable under the 2022 Services Purchasing Agreement is determined on a cost-plus basis, representing estimated costs plus a mark-up rate of approximately 5%.
Historical amounts
The transaction amounts with Ping An in respect of the above purchase of services for each of the two years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021 were RMB4.6 million, RMB5.5 million and RMB3.9 million.
Annual cap and basis of cap
The annual cap of the service fees payable by us under the 2022 Services Purchasing Agreement for the year ending December 31, 2022 will be RMB4.93 million. The annual cap is determined with reference to the service fees payable by us to Ping An under the 2022 Services Purchasing Agreement.
Listing Rules implications
In respect of the transactions under the 2022 Services Purchasing Agreement, as the highest applicable percentage ratio for the year ending December 31, 2022 calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules is expected to exceed 0.1% but less than 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions of our Company subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Hong Kong Listing Rules and the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules.

7.
Contractual Arrangements

Background
As disclosed in the section headed “Contractual Arrangements” in this document, due to regulatory restrictions on foreign ownership in the PRC, we conduct a substantial portion of our business through our VIEs in the PRC. We do not hold any equity interests in our VIEs. Shenzhen OneConnect, one of our VIEs, is held by Ping An Financial Technology, Shanghai Jin Ning Sheng Enterprise Management Limited Partnership (“Shanghai Jin Ning Sheng”), Shenzhen Lanxin and Guang Feng Qi.
The Contractual Arrangements among Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect enable us to (i) receive substantially all of the economic benefits from Shenzhen OneConnect in consideration for the services provided by Shenzhen OneConnect Technology; (ii) exercise effective control over our VIE through Shenzhen OneConnect Technology; and (iii) hold an exclusive option to purchase all or part of the equity interests and assets of Shenzhen OneConnect when and to the extent permitted by PRC laws.
Please refer to the section headed “Contractual Arrangements” in this document for detailed terms of the Contractual Arrangements.
Listing Rules implications
The transactions contemplated under the Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities constitute continuing connected transactions of our Company under the Listing Rules upon Listing, as certain parties to the contracts, namely Ping An Financial Technology, Guang Feng Qi, Mr. Wenwei Dou and Ms. Wenjun Wang, are connected persons of our Group. Ping An Financial Technology is a subsidiary of Ping An, one of our Controlling Shareholders, and is therefore an associate of Ping An. Guang Feng Qi is held as to 50% by two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, and is therefore an associate of Mr. Wenwei Dou and Ms. Wenjun Wang respectively.
Our Directors (including the independent non-executive Directors) are of the view that the Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities and the transactions contemplated therein are fundamental to our Group’s legal structure and business, that such transactions have been and will be entered into in the ordinary and usual course of business of our Group, are on normal commercial terms and are fair and reasonable and in the interests of our Company and our Shareholders as a whole. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by any of Shenzhen OneConnect, certain Shareholders of Shenzhen OneConnect and any member of our Group technically constitute continuing connected transactions under Chapter 14A of the Listing Rules, our Directors consider that, given that our Group is placed in a special situation in relation to the connected transactions rules under the Contractual Arrangements, it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to our Company if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among others, the annual reporting requirement under Rules 14A.49 and 14A.71 of the Listing Rules, the announcement requirement under Rule 14A.35 of the Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Listing Rules.
WAIVERS GRANTED BY THE HONG KONG STOCK EXCHANGE
Partially Exempt Continuing Connected Transactions
In relation to the Property Leasing Agreement and the 2022 Services Purchasing Agreement, since the highest applicable percentage ratio is expected to be 0.1% or more but less than 5%, the transactions contemplated thereunder are exempt from the circular (including the opinion and recommendation from an independent financial advisor) and the independent shareholders’ approval requirements, but are subject to the announcement requirements under Rule 14A.35 of the Listing Rules and the annual reporting requirements under Rules 14A.49 and 14A.71 of the Listing Rules.

We [have applied] to the Stock Exchange for, and the Stock Exchange [has granted], a waiver to us under Rule 14A.105 of the Listing Rules from strict compliance with the announcement requirement under Rule 14A.35 of the Listing Rules in respect of these transactions, provided that the total values of these transactions for each of the three years ending December 31, 2024 will not exceed the relevant proposed annual caps above.
Non-Exempt Continuing Connected Transactions
In relation to the Provision of Services and Products Agreement, the Services and Products Purchasing Agreement and the Financial Services Agreement, the highest applicable percentage ratios calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules for the three years ending December 31, 2024 are expected to be more than 5% on an annual basis. Accordingly, the continuing connected transactions under these agreements are subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Listing Rules, the announcement requirement under Rule 14A.35 of the Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Listing Rules.
As the above continuing connected transactions are expected to be carried out on a recurring basis, our Directors consider that strict compliance with the aforesaid announcement and independent Shareholders’ approval requirements will be impractical, and such requirements will lead to unnecessary administrative costs and create an onerous burden on us. Accordingly, we [have applied] to the Hong Kong Stock Exchange for, and the Stock Exchange [has granted] us, pursuant to Rule 14A.105 of the Hong Kong Listing Rules, waivers from strict compliance with the announcement and independent Shareholders’ approval requirements under Rule 14A.35 and Rule 14A.36 of the Listing Rules in respect of these transactions, provided that the total amount of transactions for each of the three years ending December 31, 2024 will not exceed the relevant proposed annual caps as set out above. The independent non-executive Directors and auditors of our Company will review whether the transactions under the above continuing connected transactions have been entered into pursuant to the principal terms and pricing policies under the relevant agreements as disclosed in this section. The confirmation from our independent non-executive Directors and our auditors will be disclosed annually according to the requirements of the Hong Kong Listing Rules.
The Contractual Arrangements
In respect of the Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities, we [have applied] to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange [has granted], a waiver from strict compliance with (i) the announcement and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as our Shares are listed on the Hong Kong Stock Exchange, subject, however, to the following conditions:
(a)   No change without independent non-executive Directors’ approval
No change to the Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities (including with respect to any fees payable to Shenzhen OneConnect Technology thereunder) will be made without the approval of our independent non-executive Directors.
(b)   No change without independent Shareholders’ approval
Save as described below, no change to the agreements governing the Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities will be made without the independent Shareholders’ approval. Once independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Hong Kong Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of our Company (as set out in paragraph (e) below) will, however, continue to be applicable.
(c)   Economic benefits flexibility
The Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities shall continue to enable our Group to receive the economic benefits derived by the Shenzhen OneConnect through (i) our Group’s option (if and when so allowed under the applicable PRC laws) to acquire all or part of the entire equity interests and assets at a consideration which shall be the higher of (a) a nominal price or (b) the lowest price as permitted and applicable PRC laws, (ii) the business structure under which the profit generated by the Shenzhen OneConnect Consolidated Affiliated Entities is substantially retained by our Group, such that no annual cap shall be set on the amount of service fees payable to Shenzhen OneConnect Technology by Shenzhen OneConnect under the exclusive business cooperation agreement, and (iii) our Group’s right to control the management and operation of, as well as the substance of, all of the voting rights of Shenzhen OneConnect.
(d)   Renewal and reproduction
On the basis that the Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities provide an acceptable framework for the relationship between our Company and its subsidiaries in which our Company has direct shareholding, on the one hand, and the Shenzhen OneConnect Consolidated Affiliated Entities, on the other hand, that framework may be renewed and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of our Group which our Group might wish to establish when justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements.
The directors, chief executives or substantial shareholders of any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of our Group which our Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as connected persons of our Company and transactions between these connected persons and our Company other than those under similar contractual arrangements shall comply with Chapter 14A of the Listing Rules.
This condition is subject to relevant PRC laws, regulations and approvals.
(e)   Ongoing reporting and approvals
We will disclose details relating to the Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities on an on-going basis as follows:
•
The Contractual Arrangements in place during each financial period will be disclosed in our Company’s annual report and accounts in accordance with the relevant provisions of the Hong Kong Listing Rules.

•
Our independent non-executive Directors will review the Contractual Arrangements annually and confirm in our Company’s annual report and accounts for the relevant year that (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by Shenzhen OneConnect to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group, and (iii) any new contracts entered into, renewed or reproduced between our Group and Shenzhen OneConnect during the relevant financial period under paragraph (iv) above are fair and reasonable, or advantageous to our Shareholders, so far as our Group is concerned and in the interests of our Company and our Shareholders as a whole.

•
Our Company’s auditor will carry out review procedures annually on the transactions, pursuant to the Contractual Arrangements, and will provide a letter to our Directors with a copy to the Stock Exchange confirming that the transactions have received the approval of our Directors, have been entered into in accordance with the relevant Contractual Arrangements, and that no dividends or other distributions have been made by the Shenzhen OneConnect Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group.

•
For the purpose of Chapter 14A of the Hong Kong Listing Rules, and in particular the definition of “connected person”, the Shenzhen OneConnect Consolidated Affiliated Entities will be treated as our Company’s subsidiaries, and at the same time, the directors, chief executives or substantial shareholders of the Shenzhen OneConnect Consolidated Affiliated Entities and their respective associates will be treated as connected persons of our Company (excluding, for this purpose, the Shenzhen OneConnect Consolidated Affiliated Entities themselves), and transactions between these connected persons and our Group

(including, for this purpose, the Shenzhen OneConnect Consolidated Affiliated Entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules.
•
The Shenzhen OneConnect Consolidated Affiliated Entities will, for so long as the Shares are listed on the Hong Kong Stock Exchange, provide our Group’s management and our Company’s auditor full access to its relevant records for the purpose of our Company’s auditor’s review of the connected transactions.

In the event of any future amendments to the Hong Kong Listing Rules imposing more stringent requirements than those applicable as of the Latest Practicable Date on the continuing connected transactions referred to in this section, we will take immediate steps to ensure compliance with such new requirements within a reasonable time.
CONFIRMATION BY DIRECTORS
The Directors (including independent non-executive Directors) are of the view that:
(a)
the Non-exempt Continuing Connected Transactions set out above have been entered into in our ordinary and usual course of business of our Company, and on normal commercial terms that are fair and reasonable and in the interests of our Company and our Shareholders as a whole;

(b)
the proposed annual caps for the Non-exempt Continuing Connected Transactions set out above are fair and reasonable and in the interests of our Company and our Shareholders as a whole; and

(c)
the term of the IP Licensing Agreement, which is longer than three years, is in the normal business practice of our Company and is in the interests of the Company and our Shareholders as a whole and it is normal business practice for intellectual property license agreements to be of a similar or longer duration in order to minimize the possibility of disruption of the Group’s business operation and the occurrence of unnecessary costs.

CONFIRMATION BY THE JOINT SPONSORS
Based on the documentation, information and data (including historical figures) provided by our Company, the confirmations from our Company and our Directors to the Joint Sponsors, and the participation in due diligence and discussions, the Joint Sponsors are of the view that:
(a)
the Non-exempt Continuing Connected Transactions set out above have been entered into in our ordinary and usual course of business of our Company, and on normal commercial terms that are fair and reasonable and in the interests of our Company and our Shareholders as a whole;

(b)
the proposed annual caps for the Non-exempt Continuing Connected Transactions set out above are fair and reasonable and in the interests of our Company and our Shareholders as a whole; and

(c)
nothing has come to the attention of the Joint Sponsors that would cause them to cast reasonable doubt on the Company’s reasons for requiring a longer term for the IP Licensing Agreement, and the Company’s view that entering into such agreement with a duration of over three years is in line with its normal business practice.

CONTRACTUAL ARRANGEMENT

The following section sets forth contractual arrangement concerning contractual arrangement pursuant to the Hong Kong Listing Rules.
PRC REGULATORY BACKGROUND
Overview
Foreign investment activities in the PRC are mainly governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment (the “Negative List”) and the Catalog of Industries for Encouraging Foreign Investment (the “Encouraging Catalog”), which were promulgated and are amended from time to time jointly by the MOFCOM and the NDRC. The Negative List and the Encouraging Catalog divides industries into three categories in terms of foreign investment, namely, “encouraged”, “restricted” and “prohibited.” Industries not listed under the Negative List and the Encouraging Catalog are generally deemed as falling into a fourth category “permitted.” The currently effective Negative List is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version) (the “2021 Negative List”), which became effective on January 1, 2022.
A summary of our businesses/operations that are subject to foreign investment restriction in accordance with applicable PRC laws, regulations and regulatory requirements is set out below (the “Restricted Businesses”):
Value-added telecommunication services
According to the 2020 Negative List, provision of value-added telecommunication services is a “restricted” business, and the shareholding percentage of a foreign investor in value-added telecommunication service provider in the PRC generally shall not exceed 50% with certain exceptions. Article 10 of the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) (the “FITE   Regulations”) further provides that a major foreign investor that invests in a value-added telecommunication service provider in the PRC must possess prior experience in, and a proven track record of good performance of, operating value-added telecommunication businesses (the “ICP Qualification Requirements”).
Shenzhen OneConnect, a Consolidated Affiliated Entity of our Company, provides financial institutions with financial technology solutions based on cloud platform, and provides online financial technology information services and other internet information services for financial institutions and their customers through building an open financial technology platform. Shenzhen OneConnect Chuang Pei Technology Co., Ltd. (“Shenzhen OneConnect Chuang Pei”), another Consolidated Affiliated Entity of our Company, provides an online trading platform of auto parts and after-sales services for enterprises offering vehicle repair services or auto part operations and services. The said services constitute commercial value-added telecommunication business under the applicable PRC laws, and thus a Value-added Telecommunication Business Operation License (“ICP License”) is required.
Our Company, the Joint Sponsors, our PRC Legal Advisor and Grandall Law Firm (the legal advisors to the Joint Sponsors as to PRC laws) conducted a consultation (the “SAC Consultation”) with a senior officer of Shenzhen Communication Administration (the “SAC”), which is as advised by our PRC Legal Advisor, the competent authority in Shenzhen to administrate the communication industry, during which the senior officer confirmed that: (a) foreign investors are required to demonstrate they have a track record of good performance and operational experience in the value-added telecommunication business outside the PRC; (b) there are no detailed guidance and standards for the ICP Qualification Requirements and the administrative authorities will decide whether an applicant meets the ICP Qualification Requirements on a case-by-case basis; and (c) in practice, it is difficult for a foreign-invested enterprise to obtain approval for an application for an ICP License even if the equity interest of the foreign investor in the applicant is not more than 50%. On the basis of the above and as advised by our PRC Legal Advisor, it is impossible in practice for the Company to obtain any ICP License through any Sino-foreign equity joint venture or wholly-owned foreign investment entity even if the Company fulfilled the relevant ICP Qualification Requirements. As such, Shenzhen OneConnect and Shenzhen OneConnect Chuang Pei will be unable to maintain the existing ICP Licenses if our Company holds direct or indirect equity interests in such entities.
Despite (i) the lack of clear guidance or interpretation on the ICP Qualification Requirements and (ii) the fact that whether the Company is able to fulfill the ICP Qualification Requirements does not affect the application outcome in practice, our Company is gradually building up a track record of overseas telecommunications services for the purposes of being qualified, as early as possible, to acquire the entire equity interests in the relevant Consolidated Affiliated Entities holding the ICP Licenses in the event that there is any new regulatory development in this regard which subsequently allows us to do so. To meet the ICP Qualification Requirements, we have established overseas websites which help potential overseas users to better understand our services and businesses, and have registered trademarks and/or domain names outside the PRC for the promotion of our businesses overseas.
In light of the foregoing, our PRC Legal Advisor is of the view that, subject to the discretion of the competent authorities, the above steps taken by us are reasonable and appropriate to meet the ICP Qualification Requirements.
Furthermore, there is an intermediary holding company between Shenzhen OneConnect Chuang Pei and Shenzhen OneConnect. Shenzhen OneConnect Chuang Pei is wholly- owned by Shenzhen Xinxuan Internet Technology Co., Ltd. (“Shenzhen Xinxuan”), which is in turn wholly-owned by Shenzhen OneConnect. Shenzhen Xinxuan is an intermediary holding company which has not been revenue-generating during the Track Record Period and will not be expected to conduct any business operations. During the SAC Consultation, the officer of SAC confirmed that if the shareholder of Shenzhen Xinxuan transfers its interest in Shenzhen Xinxuan to a foreign-invested enterprise, Shenzhen OneConnect Chuang Pei will have to cancel its existing ICP License and re-apply for another foreign-invested ICP License. Consequently, a transfer of Shenzhen Xinxuan to a foreign-owned entity of the Group may result in disruption of business operations, which would be detrimental to our Company and the Shareholders.

Cloud services
Shenzhen OneConnect Cloud Technology Co., Ltd. (“OneConnect Cloud”), a Consolidated Affiliated Entity of our Company, provides cloud services and holds a Value-added Telecommunication Business Operation License with Internet Data Center Services (limited to internet resources cooperation services) and Other Services (“IDC License”).
During the SAC Consultation, the senior officer confirmed that a company which is engaged in the business of provision of cloud services is required to obtain an IDC License and enterprises with foreign investment are in practice prohibited from holding an IDC License. As advised by our PRC Legal

Advisor, on the basis of the above, OneConnect Cloud is required to obtain an IDC License in order to operate its business of provision of cloud services and foreign investors are prohibited to invest in an enterprise which holds an IDC License. Therefore, our PRC Legal Advisor is of the view that regarding the continual compliance of our business operations with applicable PRC laws and the local authorities’ requirements in practice, OneConnect Cloud is not able to maintain the existing IDC License if our Company, as a foreign investor, holds any of its direct or indirect equity interests.

Electronic certification and related services and solutions
According to requirements under the Electronic Certification Service Administration Measures (2015 Revision), any electronic certification service provider shall obtain supporting document certifying consent to the using of encryption by the State Cryptography Administration. Therefore, provision of electronic certification service shall be subject to the obtaining of the License to Use Encryption in Electronic Certification Service (“Encryption License”). Pursuant to the Measures  for the Administration of Electronic Certification Services for e-government Electronic Certification Service (Trial) (Guomijufa No. 7 [2009]), any electronic certification service provider serving the private sector, public sector and the public shall obtain an Electronic Certification Service License (“ECS License”) issued by the competent department of information and industry under the State Council. Further, the Measures for the Administration Public Health Electronic Certification Services (Trial) requires that, any electronic certification service providers providing electronic certification services for the healthcare industry should be required to obtain the ECS License issued by the MIIT.
According to the requirements under the Notice of the People’s Government of Guangdong Province on the Issuance of Measures for Mutual Recognition of Electronic Signature Certificates between Guangdong and Hong Kong (Yuefu No. 82 [2012]), it applies to electronic signature certificates or approved electronic certification issued by third party electronic certification service providers licensed under the Electronic Signature Law of the PRC 《中華人民共和國電子簽名法》 and registered in Guangdong Province or approved certification authorities as established under the Electronic Transactions Ordinance of Hong Kong. It is also applicable to cross-border electronic transactions between Guangdong and Hong Kong.
Shenzhen Digital Certificate Authority Center Co., Ltd. (“Shenzhen CA”), a Consolidated Affiliated Entity of our Company, is principally engaged in the business of provision of electronic certification and related services and solutions. To operate its business in the PRC, Shenzhen CA holds an Encryption License, an ECS License, an E-government Electronic Certification Service License, a License of Mutual Recognition of Electronic Signature Certificates between Guangdong and Hong Kong and the Public Health Electronic Certification Services Qualification (collectively, the “Electronic Certification Qualifications”).
Our Company, the Joint Sponsors, our PRC Legal Advisor and Grandall Law Firm (the legal advisors to the Joint Sponsors as to PRC laws) conducted a consultation with a senior officer of the Shenzhen Cryptography Administration (“SCA”) which is, as advised by our PRC Legal Advisor, the competent authority in Shenzhen to administrate the encryption industry, during which the senior confirmed that (i) Shenzhen CA is required to obtain the Encryption License and the E-government Electronic Certification Service License for its business, (ii) all of the Electronic Certification Qualifications are conditional upon it obtaining the Encryption License; (iii) SCA has not in recent years in practice issued any Encryption License or E-government

Electronic Certification Service License to an entity with a foreign investor; and (iv) if there is any direct or indirect foreign investment in Shenzhen CA, the Encryption License and the E-government Electronic Certification Service License will be cancelled by SCA during annual review. In other words, the SCA in effect does not allow a foreign investor to invest in entities holding the Encryption License.
On the basis of the above, our PRC Legal Advisor is of the view that to maintain the Shenzhen CA License Qualifications, it is necessary for our Company to retain Shenzhen CA as a Consolidated Affiliated Entity.

In addition, our Group conducts our private investment fund management business (“Investment Fund Management Business”) through Zhuhai Yirongtong Asset Management Co., Ltd. (“Zhuhai Yirongtong”), which is wholly-owned by Shanghai Finance Shield Information Technology Co., Ltd (“Shanghai Finance Shield”), and which is in turn wholly-owned by Shanghai OneConnect. Zhuhai Yirongtong is registered as a private investment fund manager in the PRC. Pursuant to the Measures for the Registration and Filing of Private Investment Fund Managers and Funds (Trial), any change in the controller or controlling shareholder of Zhuhai Yirongtong is required to be reported to the Asset Management Association of China (“AMAC”). Any failure to complete such report will cause adverse impact on the qualification of Zhuhai Yirongtong as a private investment fund manager, and Zhuhai Yirongtong may be subject to the relevant administrative measures imposed by the relevant authorities of AMAC.
As at the Latest Practicable Date, the registration system on the website of AMAC for changes in controlling shareholder and/or de facto controller in respect of Zhuhai Yirongtong is still suspended. Our PRC Legal Advisor and Grandall Law Firm (the legal advisors to the Joint Sponsors as to PRC laws) had also made an enquiry on a named basis with the telephone hotline of AMAC, which as advised by our PRC Legal Advisor is competent to administrate the private fund management industry, who confirmed that the online system of AMAC does not currently process any registration of any change in controlling shareholder and/or de facto controller of a private investment fund manager which is in the same classification as Zhuhai Yirongtong. Given the transfer restrictions arising from the AMAC online registration system, our PRC Legal Advisor is of the view that in order to maintain the qualifications of Zhuhai Yirongtong in compliance with applicable PRC laws and the authorities’ requirements, it is necessary for our Company to keep Zhuhai Yirongtong and its direct and indirect controlling shareholders, namely Shanghai Finance Shield and Shanghai OneConnect, held under our relevant VIE. Our Company will periodically monitor the registration system on the website of AMAC and/or consult its PRC legal advisors with respect to the status of any applicable regulations and assess the feasibility and practicability of transferring Zhuhai Yirongtong and its direct and indirect controlling shareholders out of the relevant VIE.
Save for the Restricted Businesses and the Investment Fund Management Business, the Contractual Arrangements also include certain non-restricted businesses (i.e. business that are not subject to foreign ownership restrictions and/or prohibitions under the relevant PRC laws), including but not limited to insurance businesses with licenses in insurance assessment, insurance agency and insurance broker (collectively, the “Non-restricted Businesses”). The revenue contribution of the Non-restricted Businesses under the Contractual Arrangements to our Group amounted to less than 5% during the Track Record Period. We confirm that we will (and will have measures in place to) ensure the Non-restricted Businesses under the Contractual Arrangements will remain immaterial after the Listing and its annual revenue contribution relative to the Group will not exceed 5%. Our audit committee will review the proportion of the revenue generated from the Non-restricted Businesses on an annual basis and will make adequate disclosure on an ongoing basis in our Company’s annual report after the Listing.
Passive investments and investment in joint venture
Our Group has made certain investments in our ordinary course of business through one of our VIEs, Shenzhen OneConnect, summarized as follow:
(i)
Financial Open Portal (Guangxi) Cross-border Financial Digital Co., Ltd. (“Open Portal Guangxi”), a company which is engaged in the business of providing cross-border financial digital services, in which Shenzhen OneConnect holds 51% of its equity interest. The remaining 49% of Open Portal Guangxi is held by Digital Guangxi Group Co., Ltd. (“Digital Guangxi”). Our Group shares control with Digital Guangxi, and the investment in Open Portal Guangxi is an investment accounted for using the equity method and accounts for an investment as a joint venture; and
(ii)
Fujian Exchange Settlement Centre Co., Ltd. (“Fujian Exchange Settlement”), a company which is engaged in the business of provision of trading information registration, clearing and settlement services, in which Shenzhen OneConnect indirectly holds 5% of its equity interest. The investment in Fujian Exchange Settlement accounts for financial assets at fair value through other comprehensive income.

The above investments of our Group constitute non-controlling interests. In particular, it is impracticable for our Group to transfer our interests in Open Portal Guangxi without the prior consent and assistance of the other joint venture partner pursuant to the relevant articles of association. As at the Latest Practicable Date, the communication process with the relevant joint venture partner or shareholders of such entities with respect to our Company’s intention to transfer our investment interests out of the relevant VIE, as well as the results of such communication, are out of the control of our Company.
Furthermore, these investments are immaterial to our Company’s financial and operating status, by reason that:
(i)
the investments in such entities do not form part of, or relate to, the principal business of our Group;

(ii)
the investments are accounted for using equity method accounting or as financial assets at fair value through other comprehensive income, and the financial results of such investments are not consolidated in the financial statements of our Group and such entities do not form part of our Group; and

(iii)
the investments in such entities, on an aggregated basis, accounted for less than 2% of the Company’s total assets as of September 30, 2021.

Based on the above reasons, our Directors are of the view that the Contractual Arrangements are narrowly tailored, as they are used to achieve our business purposes and minimize the potential conflict with relevant PRC laws and regulations, and that it would be impracticable for our Company to further narrow the scope of our businesses included within the Contractual Arrangements. We will unwind and terminate the Contractual Arrangements wholly or partially once practicable, as detailed in the subsection headed “— Our Contractual Arrangements — Circumstances under which we will unwind the Contractual Arrangements” in this section.
OUR CONTRACTUAL ARRANGEMENTS
Overview
Our Consolidated Affiliated Entities are currently our VIEs and their respective subsidiaries, which were all established under the PRC laws. As described above, investment in certain areas of the industries in which we currently operate and may operate are subject to restrictions under current PRC laws and regulations. After consultation with our PRC Legal Advisor, we determined that it was not viable for our Company to hold our relevant Consolidated Affiliated Entities directly through equity ownership. Instead, we decided that, in line with common practice in the PRC for industries subject to foreign investment restrictions, we would gain effective control over, and receive all the economic benefits generated by the businesses currently operated by our Consolidated Affiliated Entities through the Contractual Arrangements between our respective WFOEs, on the one hand, and the relevant Consolidated Affiliated Entities and VIE Shareholders, on the other hand.
In order to comply with the relevant PRC laws, regulations and regulatory requirements described above, while availing ourselves of international capital markets and maintaining effective control over all of our operations, our Company gained control over (i) Shenzhen OneConnect and its subsidiaries by entering into a series of contractual arrangements through the WFOE, Shenzhen OneConnect Technology, and the Shareholders of Shenzhen OneConnect initially in January 2018, and (ii) Shenzhen CA by entering into a series of contractual arrangements through the WFOE, Zhang Tong Shun, Shenzhen CA and the Shareholders of Shenzhen CA initially in August 2019. The Contractual Arrangements currently in effect are a series of contracts entered into in September 2019 and June 2021. As a result, we do not directly own any controlling stake in our Consolidated Affiliated Entities.

Our Directors believe that the Contractual Arrangements are fair and reasonable because: (i) the Contractual Arrangements were freely negotiated and entered into between our respective WFOEs and the relevant Consolidated Affiliated Entities; (ii) by entering into exclusive business cooperation agreements with the respective WFOE, being subsidiaries of our Company, our Consolidated Affiliated Entities will enjoy better economic and technical support from us, as well as a better market reputation after Listing; and (iii) a number of other companies in the same or similar industries to those in which we operate use similar arrangements to accomplish the same purpose.
The revenue contribution of all of the Consolidated Affiliated Entities to our Group, taking into account all of their respective businesses with or without foreign investment restrictions under PRC laws, amounted to 91.8%, 91.9% and 89.6% of the total revenue of our Group for the two years ended December 31, 2019 and 2020, and for the nine months ended September 30, 2021, respectively. For clarity, the aforementioned Consolidated Affiliated Entities are those consolidated affiliated entities subject to our contractual arrangements as set out in the subsection headed “History and Corporate Structure — Corporate Structure” in this document.
Contractual Arrangements
The following simplified diagram illustrates the flow of economic benefits from our Consolidated Affiliated Entities to our Group under the Contractual Arrangements:

Notes:
(1)
As at the Latest Practicable Date, Shenzhen OneConnect is directly owned by Ping An Financial Technology as to 44.3%, Shanghai Jin Ning Sheng as to 7.4%, Shenzhen Lanxin as to 22.2% and Guang Feng Qi as to 26.2%.

(2)
As at the Latest Practicable Date, Shenzhen CA is directly owned by Shanghai Jinlinlin Enterprise Management Partnership (Limited Partnership) as to approximately 99.9%, and the remaining equity interest is owned by Shenzhen E-Commerce Certification Co., Ltd. and Shenzhen Electronic Certification Center Co., Ltd. which individually do not hold more than 0.05% interest.

(3)
“— >” denotes direct legal and beneficial ownership in the equity interest.

(4)
“-- >” denotes contractual relationship.

(5)
These include certain non-restricted businesses (i.e. businesses that are not subject to foreign ownership restrictions under the relevant PRC laws), but remain as our Consolidated Affiliated Entities for the reasons set out in the subsection headed “— PRC Regulatory Background — Overview” above.

Circumstances under which we will unwind the Contractual Arrangements
We will directly hold the maximum percentage of ownership interests permissible under relevant PRC laws and regulations if the relevant government authority grants the IDC License, the ICP License or the Encryption License (as the case may be) to sino-foreign equity joint ventures or wholly-owned foreign investment entities under relevant PRC laws and regulations, or should the foreign ownership restrictions be lifted and/or met in respect our provision of cloud services, value-added telecommunication services and electronic certification services and related services and solutions.
If the relevant transfer restrictions no longer apply in respect of our Investment Fund Management Business, we will also unwind and terminate such Contractual Arrangements.
Summary of the material terms of the Contractual Arrangements
1.
Shenzhen OneConnect Consolidated Affiliated Entities

Exclusive Business Cooperation Agreement
Pursuant to the exclusive business cooperation agreement entered into between Shenzhen OneConnect Technology and Shenzhen OneConnect, Shenzhen OneConnect Technology or its designated party has the exclusive right to provide Shenzhen OneConnect with business support, technology and consulting services. In exchange for these services, Shenzhen OneConnect will pay Shenzhen OneConnect Technology an annual service fee, equal to Shenzhen OneConnect’s profit before tax, after recovering any accumulated losses of Shenzhen OneConnect and its subsidiaries from the preceding fiscal year, and deducting working capital, costs, expenses, tax and other statutory contributions required for that fiscal year. Upon receiving the management accounts and operating data, Shenzhen OneConnect Technology may issue to Shenzhen OneConnect an invoice for the service fees. The parties agreed that Shenzhen OneConnect Technology may, without consent of Shenzhen OneConnect, adjust the amount and payment time of the service fees at its sole discretion, by giving Shenzhen OneConnect at least ten days prior written notice.
Without the prior written consent of Shenzhen OneConnect Technology, Shenzhen OneConnect may not accept any services covered by this agreement from any third party, and may not cooperate with any third party in respect of the subject matter of this agreement.
Shenzhen OneConnect and Shenzhen OneConnect Technology have agreed that Shenzhen OneConnect Technology will exclusively own the proprietary rights, ownership, interests and intellectual property rights produced or created in connection with the performance of this agreement.
Unless mutually terminated, this agreement will remain effective for ten years, and it will be automatically renewed for another five years, unless Shenzhen OneConnect Technology objects in writing thirty days prior to this agreement’s expiry.
Exclusive Equity Purchase Option Agreement
Pursuant to the exclusive equity purchase option agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect, the direct shareholders of Shenzhen OneConnect have irrevocably and unconditionally granted Shenzhen OneConnect Technology or any third party designated by Shenzhen OneConnect Technology an exclusive option to purchase, from time to time, all or a portion of their respective equity interest in Shenzhen OneConnect. The purchase price for these equity interests will be the higher of (i) the nominal price and (ii) the lowest price permitted by applicable PRC law. This agreement also provides that within a specified period following the date of receiving the purchase price for these equity interests, the relevant direct shareholders of Shenzhen OneConnect must return all such purchase price to Shenzhen OneConnect Technology or its designee.
Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect have jointly and severally undertaken that it may not, or will not procure in his/her/its capacity as shareholder of Shenzhen OneConnect to, without the prior written consent of Shenzhen OneConnect Technology:
(i)
in any manner supplement, change or amend the articles of association and bylaws of Shenzhen OneConnect, increase or decrease its registered capital, or otherwise change its structure of registered capital;

(ii)
permit the sale, transfer, mortgage or otherwise disposal of the legitimate or beneficial rights and interests in assets, businesses or incomes of Shenzhen OneConnect, or permit the creation of any encumbrance over the same, except for transactions conducted by Shenzhen OneConnect in its daily business activities;

(iii)
cause or permit Shenzhen OneConnect to incur, succeed to, guarantee, or permit the existence of, any debts, except for debts (i) which are incurred in daily business activities other than through loans; and (ii) which have been disclosed to Shenzhen OneConnect Technology and have been approved by the same in writing;

(iv)
cause Shenzhen OneConnect to sign any contract with value exceeding RMB1 million, except for contracts signed in daily business activities;

(v)
cause Shenzhen OneConnect to provide loans, credits or any form of guarantee to any person, except for financial service transactions carried out by Shenzhen OneConnect in its daily business activities;

(vi)
cause or permit Shenzhen OneConnect to merge or combine with, or acquire or invest in any third party, or cause or permit Shenzhen OneConnect to sell assets with a value of more than RMB1 million; and

(vii)
permit Shenzhen OneConnect to distribute dividends to its shareholders in any form, but at the written request of Shenzhen OneConnect Technology, Shenzhen OneConnect shall immediately distribute all distributable profits to its shareholders.

Each of the Shareholders of Shenzhen OneConnect have also jointly and severally undertaken that, among other things:
(i)
without the prior written consent of Shenzhen OneConnect Technology, the direct shareholders of Shenzhen OneConnect shall not require Shenzhen OneConnect to carry out dividend distribution or other forms of profit distribution with regard to the equity interest owned by them in Shenzhen OneConnect, or propose any resolution of the shareholders’ meeting in relation thereto, or vote for such resolution. In any case, unless otherwise determined by Shenzhen OneConnect Technology, if the direct shareholders of Shenzhen OneConnect receives Shenzhen OneConnect’s income, profit distribution and dividend, the direct shareholders of Shenzhen OneConnect shall, to the extent permitted under the PRC laws, immediately pay or transfer such profits, profit distribution and dividends to Shenzhen OneConnect Technology or its designee;

(ii)
Shenzhen OneConnect shall immediately notify Shenzhen OneConnect Technology of any lawsuit, arbitration or administrative procedure that may occur or may occur in relation to the equity interest owned by the direct shareholders in Shenzhen OneConnect;

(iii)
the direct shareholders of Shenzhen OneConnect shall procure that the shareholders’ meeting or the board of directors of Shenzhen OneConnect takes a vote to approve the transfer of the equity interests as specified in this agreement, and take any and all other actions that Shenzhen OneConnect Technology may require;

(iv)
in order to maintain their ownership of their equity interest in Shenzhen OneConnect, the direct shareholders of Shenzhen OneConnect shall sign such documents, take such actions, lodge such appeal, and make such defence against all claims as are necessary and appropriate;
(v)
at the request of Shenzhen OneConnect Technology, the direct shareholders of Shenzhen OneConnect shall appoint as the director of Shenzhen OneConnect any person designated by Shenzhen OneConnect Technology;

(vi)
at the request of Shenzhen OneConnect Technology at any time, the direct shareholders of Shenzhen OneConnect shall immediately and unconditionally transfer its equity interest in Shenzhen OneConnect to Shenzhen OneConnect Technology or its designee in accordance with the equity purchase option specified under this agreement, and the direct shareholders of Shenzhen OneConnect hereby waived the right of first refusal (if any); and

(vii)
if the direct shareholders of Shenzhen OneConnect have any residual rights to the equity interest under this agreement, the equity pledge agreement or the equity proxy voting agreement signed by the parties to this agreement, they shall not exercise such rights unless instructed in writing by Shenzhen OneConnect Technology.

Unless terminated upon the parties’ agreement, this agreement will remain effective for ten years, and will be automatically renewed for another five years, unless Shenzhen OneConnect Technology objects to the renewal in writing thirty days prior this agreement’s expiry.
Exclusive Asset Purchase Option Agreement
Pursuant to the exclusive asset purchase option agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect, Shenzhen OneConnect has irrevocably and unconditionally granted Shenzhen OneConnect Technology or any third party designated by Shenzhen OneConnect Technology an exclusive option to purchase, from time to time, all or a portion of its assets. Subject to any valuation required by applicable PRC law at the time of the exercise of this option, the purchase price will be the higher of (i) the nominal price and (ii) the lowest price permitted by applicable PRC law.
Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect have provided substantially similar undertakings in favour of Shenzhen OneConnect Technology as under the exclusive equity purchase option agreement.
Unless terminated upon the parties’ agreement, this agreement will remain effective for ten years, and will be automatically renewed for another five years, unless Shenzhen OneConnect Technology objects to the renewal in writing thirty days prior this agreements’ expiry.
Equity Pledge Agreement
Pursuant to the equity pledge agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect, each direct shareholder of Shenzhen OneConnect has pledged all of its respective equity interest in Shenzhen OneConnect to Shenzhen OneConnect Technology, to guarantee the performance of Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect of their respective obligations under the exclusive equity and asset purchase option agreements, the equity voting proxy agreement, the exclusive business cooperation agreement and the letters of undertakings of individual shareholders, as well as their respective liabilities arising from any breach. If Shenzhen OneConnect or any of the Shareholders of Shenzhen OneConnect breaches any obligations under these agreements, Shenzhen OneConnect Technology, as pledgee, may dispose of the pledged equity and to be compensated by the proceeds from the disposal of such equity.
Each of the Shareholders of Shenzhen OneConnect agreed that before the obligations under the contractual arrangements are discharged and the amounts payable prescribed under these agreements are fully paid (other than those for the purpose of performing its obligations under the contractual arrangements), the direct shareholders of Shenzhen OneConnect will not dispose of the pledged equity interest, create or allow any encumbrance on the pledged equity interest that may have material adverse effects on the pledgee’s rights under this agreement without Shenzhen OneConnect Technology’s prior written consent. This agreement will remain effective until Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect have discharged all their obligations and fully paid all the amounts payable under the relevant contractual arrangements.
We have completed registration of the equity pledge with the relevant office of the Administration for Industry and Commerce of China in accordance with applicable PRC law and regulations on February 26, 2018.
Equity Voting Proxy Agreement
Pursuant to the equity voting proxy agreement entered into among Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect, each shareholder of Shenzhen OneConnect and its subsidiaries irrevocably authorizes the persons designated by Shenzhen OneConnect Technology (including but not limited to the directors of Shenzhen OneConnect Technology, their successors and any liquidator in place of such directors) to act on its behalf to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shenzhen OneConnect and the subsidiaries of Shenzhen OneConnect, including, among others:
(i)
to convene and attend shareholders’ meetings of Shenzhen OneConnect;

(ii)
to exercise the voting rights of shareholders of Shenzhen OneConnect, including selling, transferring, pledging or disposing of all or part of the equity interest, and participating in profit sharing or any form of distribution of Shenzhen OneConnect;

(iii)
designating and appointing the directors, supervisors and other senior management of Shenzhen OneConnect; and

(iv)
signing meeting minutes and submitting documents to relevant company registration authorities.

The term of this agreement is the same as that of the exclusive business cooperation agreement described above.
Letters of Undertaking of Individual Shareholders
Under these letters of undertaking, the indirect individual shareholders of Shenzhen OneConnect have separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfil his or her obligations under the contractual arrangement of Shenzhen OneConnect, that he or she will unconditionally transfer his or her equity interest in Shenzhen OneConnect to any person designated by Shenzhen OneConnect Technology, and the transferee will be deemed to be a party to the contractual arrangements and will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing indirect shareholder represented that his or her spouse has no ownership interest in his or her equity interest in Shenzhen OneConnect.
Each signing indirect shareholder further represented that in any circumstances, he or she will not, directly or indirectly, commit any conduct, measure, action or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between Shenzhen OneConnect and our Group, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing indirect shareholder and our Group, the signing indirect shareholder will protect the legal interests of Shenzhen OneConnect Technology under the contractual arrangements and follow the instructions of our Company.
Spousal Consent Letters
Under the spousal consent letters, the spouse of each indirect individual shareholder of Shenzhen OneConnect agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in Shenzhen OneConnect and the relevant contractual arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in Shenzhen OneConnect and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further committed that he or she will take all necessary measures for the performance of the relevant contractual arrangements.
2.
Shenzhen CA Consolidated Affiliated Entities

Zhang Tong Shun, Shenzhen CA and the Shareholders of Shenzhen CA entered into a series of contractual agreements containing terms substantially similar to the contractual arrangements among Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect as described in the subsection above headed “— Summary of the material terms of the Contractual Arrangements —  1. Shenzhen OneConnect Consolidated Affiliated Entities”. Registration of the relevant equity pledge with the office of the Administration for Industry and Commerce of China in accordance with applicable PRC law was completed on July 14, 2021.
Dispute Resolution
Agreements under the Contractual Arrangements contain a dispute resolution provision. Pursuant to such provision, in the event of any dispute arising from the performance of or relating to the Contractual Arrangements, any party has the right to submit the relevant dispute to the China International Economic and Trade Arbitration Commission in Shanghai for arbitration, in accordance with the then effective arbitration rules. The language used during arbitration shall be Chinese. The arbitration award shall be final and binding on all parties. The dispute resolution provisions also provide that the arbitral tribunal may award remedies over the equity interests or interest in assets of the relevant VIE or injunctive relief or order the winding up of the relevant VIE. The courts of Hong Kong, the United States, the Cayman Islands (being the place of incorporation of our Company) and the PRC where the assets of the VIEs are principally located are expressly specified as having jurisdiction for the aforementioned purposes.
However, our PRC Legal Advisor has advised that the above provisions may not be enforceable under the PRC laws. For instance, the arbitral tribunal would not to grant such injunctive relief, nor will it be able to order the winding up of our Consolidated Affiliated Entities pursuant to the current PRC laws. In addition, interim remedies or enforcement order granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in the PRC.
As a result of the above, in the event that our VIEs or the VIE Shareholders breach any of the Contractual Arrangements, we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over our Consolidated Affiliated Entities and conduct our business could be materially and adversely affected. For further details, please refer to the subsection headed “Risk Factors — Risks Relating to our Corporate Structure” in this document.
Conflict of Interests
The relevant indirect individual shareholders of Shenzhen OneConnect and Shenzhen CA, respectively, have given his or her irrevocable undertakings in the their letters of undertaking, which address potential conflict of interests that may arise in connection with the Contractual Arrangements. For details, please refer to the subsection “Summary of the material terms of the Contractual Arrangements — 1. Shenzhen OneConnect Consolidated Affiliated Entities — Letters of Undertaking of Individual Shareholders” above.
Loss Sharing
Under the relevant PRC laws and regulations, none of our Company or each of the WFOEs is expressly legally required to share the losses of, or provide financial support to, our Consolidated Affiliated Entities. Further, our Consolidated Affiliated Entities are limited liability companies and shall be solely liable for their own debts and losses with assets and properties owned by them. Each WFOE intends to continuously provide to or assist the relevant Consolidated Affiliated Entities in obtaining financial support when deemed necessary. In addition, given that our Group conducts a substantial portion of its business operations in the PRC through our Consolidated Affiliated Entities, which hold the requisite the PRC operational licenses and approvals, and that their financial position and results of operations are consolidated into our Group’s financial statements under the applicable accounting principles, our Company’s business, financial position and results of operations would be adversely affected if our Consolidated Affiliated Entities suffer losses.
However, as provided in the exclusive equity purchase option agreements, without the prior written consent of the relevant WFOE, the respective VIE shall not, among others:
(i)
sell, transfer, mortgage or otherwise dispose of the legitimate or beneficial rights and interests in assets,

businesses or incomes of the VIE, or permit the creation of any encumbrance over the same, except for transactions conducted by the VIE in its daily business activities;
(ii)
execute any contract with a value above RMB1 million, except those entered into in the ordinary course of business;

(iii)
incur, succeed to, guarantee, or permit the existence of, any debts, except for debts

(a)
which are incurred in daily business activities other than through loans; and

(b)
which have been disclosed to the relevant WFOE and have been approved the relevant WFOE in writing; and

(iv)
merge or combine with, or acquire or invest in any third party, or cause or permit its assets with a value of more than RMB1 million to be sold.

Liquidation
Pursuant to the exclusive equity purchase option agreements, in the event of a mandatory liquidation required by the PRC laws, the direct shareholders of each VIE shall transfer in full the proceeds they received from liquidation to the respective WFOE, to the extent permitted by PRC laws.
Insurance
Our Company does not maintain an insurance policy to cover the risks relating to the Contractual Arrangements
Our confirmation
Our Directors confirm that, as of the Latest Practicable Date, we had not encountered any interference or encumbrance from any PRC governing bodies in operating its businesses through our Consolidated Affiliated Entities under the Contractual Arrangements.
LEGALITY OF THE CONTRACTUAL ARRANGEMENTS
Based on the above, our PRC Legal Advisor is of the opinion that:
(i)
as confirmed by the parties to the Contractual Arrangements, each WFOE and VIE has obtained all necessary approvals and authorizations to execute and perform the Contractual Arrangements, except for the approvals and authorizations mentioned below;

(ii)
pursuant to Articles 144, 146, 153 and 154 of the PRC Civil Code, a contract is void if the civil juristic act: (i) is performed by a person with no civil capacity; (ii) is performed by a person and another person based on a false expression of intent; (iii) is in violation of the mandatory provisions of laws or administrative regulations, unless such mandatory provisions do not lead to invalidity of such a civil juristic act; (iv) offends the public order or good morals; or (v) is conducted through malicious collusion between a person who performs the act and a counterparty thereof and thus harms the lawful rights and interests of another person. The execution and performance of the Contractual Arrangements does not fall within any of the circumstances under which a contract may become null and void pursuant to the PRC Civil Code;

(iii)
the execution and performance of the Contractual Arrangements are not required to obtain any approval or authorization from the PRC governmental authorities, except that:

a.
the exercise of the option by each WFOE of its rights under the exclusive equity and asset purchase option agreements to acquire all or part of the equity interests and/or the assets of the relevant VIEs is subject to the approvals and/or consents of and/or registration and/or filing with the PRC regulatory authorities respectively;

b.
any share pledge contemplated under the equity pledge agreements is subject to the registration with local administration bureau for market regulation; and

c.
the arbitration awards/interim remedies provided under the dispute resolution provision of the Contractual Arrangements shall be subject to the PRC courts’ recognition.

(iv)
each of the Contractual Arrangements is valid, legal and binding under PRC laws, except that (i) the circumstance where, in respect of the contractual arrangements binding Shenzhen CA, the minority shareholders of Shenzhen CA which are not parties to the contractual arrangements may not have the requisite power and authority to execute, deliver or perform the written confirmation in relation to the contractual arrangements binding Shenzhen CA or may not obey such confirmation, (ii) the Contractual Arrangements provide that the arbitral body may award interim remedies over the shares and/or assets of our VIEs, injunctive relief (e.g. for the conduct of business or to compel the transfer of assets) and/or order the winding up of our VIEs, and that courts of Hong Kong, the Cayman Islands (being the place of incorporation of our Company) and the PRC (being the place of incorporation of our VIEs) also have jurisdiction for the grant and/or enforcement of arbitral award and interim remedies against the shares and/or assets of our VIEs, while under PRC laws, an arbitral body has no power to grant injunctive relief and may not directly issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in our VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in China , and (iii) in the event of a mandatory liquidation, the provisions regarding the sale of the assets of VIEs to WFOEs at the lowest price, the waiver of the payment from WFOEs and the payment from VIEs to WFOEs may not be enforceable.

Our PRC Legal Advisor also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to or otherwise different from the above opinion.
Based on the above analysis and advice from our PRC Legal Advisor, our Directors are of the view that the adoption of the Contractual Arrangements is unlikely to be deemed ineffective or invalid under the applicable PRC laws and regulations. Please refer to the subsection headed “Risk Factors — Risks Relating to our Corporate Structure — We conduct our business operations in the PRC through our VIEs and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws” in this document.
ACCOUNTING ASPECTS OF THE CONTRACTUAL ARRANGEMENTS
Under the exclusive business cooperation agreements, it was agreed that, in consideration of the services provided by the relevant WFOE, the respective VIE will pay services fees to the WFOE. The services fees are equal to the profit before tax of each VIE. The WFOEs may adjust the service fee amount at its sole discretion according to the services provided by our respective VIE. Accordingly, each of our WFOEs has the ability, at their sole discretion, to extract all of the economic benefit of the relevant Consolidated Affiliated Entities through the exclusive business cooperation agreement.
In addition, under the exclusive business cooperation agreements and the exclusive equity and asset purchase option agreements, each WFOE has absolute contractual control over the distribution of dividends or any other amounts to the relevant VIE Shareholders, as the WFOE’s prior written consent is required before any distribution can be made.
As a result of these Contractual Arrangements, our Company exercises control over the operations of our Consolidated Affiliated Entities and receives substantially all of their economic benefits and residual returns. Accordingly, our Consolidated Affiliated Entities’ results of operations, assets and liabilities, and cash flows are consolidated into our Company’s financial statements. The basis of consolidating the results of our Consolidated Affiliated Entities is disclosed in note 1 to the Accountant’s Report in Appendix I to in this listing document.
COMPLIANCE WITH THE CONTRACTUAL ARRANGEMENTS
Our Group has adopted but not limited to the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:

(i)   major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to our Board, if necessary, for review and discussion on an occurrence basis;
(ii)   our Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;
(iii)   our Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports; and
(iv)   our Company will engage external legal advisors or other professional advisors, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of the WFOEs and our Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements.
DEVELOPMENT IN PRC LEGISLATION ON FOREIGN INVESTMENT
Background of the Foreign Investment Law
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Regulations on the Implementation of the Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Ventures Enterprise Law and the Wholly Foreign-Invested Enterprises Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates certain forms of foreign investment, but does not explicitly stipulate contractual arrangements as a form of foreign investment. The Implementation Regulations on the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements.
Impact and consequences of the Foreign Investment Law
Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including our Group. We use the Contractual Arrangements to establish control of our Consolidated Affiliated Entities, by the WFOEs, through which we operate our business in the PRC.
Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations or provisions prescribed by the State Council” without elaboration on the meaning of “other methods.” There are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the Contractual Arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned Contractual Arrangements will be handled. Therefore, there is no guarantee that the Contractual Arrangements and the business of our Consolidated Affiliated Entities will not be materially and adversely affected in the future due to changes in PRC laws and regulations. For further details, please refer to the subsection headed “Risk Factors — Risks Relating to Our Corporate Structure — Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may affect the viability of our current corporate structure, corporate governance and business operations” in this document.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated information concerning directors and senior management subsequent to the filing of our 2020 Form 20-F.
BOARD OF DIRECTORS
Our Board consists of eleven Directors, comprising three executive Directors, four non-executive Directors and four independent non-executive Directors. The table below sets forth certain information of each of our Directors:
Name	Age	Position	Time of joining our Group	Date of appointment as Director	Roles and responsibilities
Dr. Wangchun Ye	66	Executive Director and Chairman of the Board of Directors	December 2015	October 30, 2017	Responsible for our Group’s overall business strategy, talent cultivation and major customer relationships
Mr. Chongfeng Shen	51	Executive Director and Chief Executive Officer	October 2021	October 22, 2021	Responsible for our Group’s day-to-day management
Ms. Rong Chen	53	Executive Director and Co-General Manager	September 2017	October 30, 2017	Responsible for overseeing our business in the southern and western regions of the PRC and Hong Kong
Ms. Sin Yin Tan	44	Non-executive Director	December 2015	October 30, 2017	Responsible for providing professional opinion and judgment to the Board
Mr. Wenwei Dou	56	Non-executive Director	October 2017	October 30, 2017	Responsible for providing professional opinion and judgment to the Board
Mr. Min Zhu	43	Non-executive Director	January 2018	January 31, 2018	Responsible for providing professional opinion and judgment to the Board
Ms. Wenjun Wang	54	Non-executive Director	September 2017 and re-joined in November 2021	October 30, 2017 and re- appointed on November 18, 2021	Responsible for providing professional opinion and judgment to the Board
Dr. Yaolin Zhang	63	Independent non-executive Director	February 2019	February 25, 2019	Responsible for providing independent opinion and judgment to the Board
Mr. Tianruo Pu	53	Independent non-executive Director	September 2019	September 27, 2019	Responsible for providing independent opinion and judgment to the Board

Name	Age	Position	Time of joining our Group	Date of appointment as Director	Roles and responsibilities
Mr. Wing Kin Anthony Chow	71	Independent non-executive Director	October 2020	October 1, 2020	Responsible for providing independent opinion and judgment to the Board
Mr. Koon Wing Ernest Ip	61	Independent non-executive Director	November 2021	November 18, 2021	Responsible for providing independent opinion and judgment to the Board
Executive Directors
Dr. Wangchun Ye, aged 66, is currently the executive Director and chairmain of the Board of our Company. Dr. Ye joined our Group in 2015 as chairman of the board of directors of Shanghai OneConnect before becoming chief executive officer in 2016. He then served as the chairman of the Board since June 2018 and was appointed as a Director in October 2017. Dr. Ye is mainly responsible for our Group’s overall business strategy, talent cultivation and major customer relationships.
Dr. Ye has more than 40 years of experience in finance and banking. Dr. Ye joined Ping An Group in March 2007. He served as a vice president and an advisor to the leadership office of the head office of Ping An Bank, a company listed on the Shenzhen Stock Exchange (stock code: 000001), from March 2007 to November 2015. Prior to joining Ping An Group, Dr. Ye served as the general manager of both the business department and human resources and training department followed by serving as the general officer of the head office of Huaxia Bank Co., Limited from November 1999 to March 2007. From May 1984 to November 1999, Dr. Ye served in various senior management positions at different regional branches of the Industrial and Commercial Bank of China, including as vice president of Wuhan branch, head of the planning department of Hubei provincial branch, president of Jingmen branch, vice president of Jingmen branch, office manager of Jingzhou central branch and vice president of Honghu branch. From March 1973 to May 1984, Dr. Ye successively served as a credit loan officer and a vice office manager at a local branch of the PBOC, where he was responsible for credit and fund settlement management.
Dr. Ye received his doctorate degree in management science and engineering from Huazhong University of Science and Technology, China in June 2001.
Mr. Chongfeng Shen, aged 51, joined our Group in October 2021 and is currently our chief executive officer and our executive Director. Mr. Shen is mainly responsible for our Group’s day-to-day management.
Prior to joining us, Mr. Shen worked at Kingdee Software (China) Co., Ltd. (“Kingdee China”) from November 1998 to October 2021, where he successively served as a department manager of Shenzhen Branch, the general manager of Dongguan Branch, the general manager of Shenzhen Branch, the general manager of South China, and a senior vice president, the president and the rotating president of Kingdee China. Mr. Shen has rich experience in business management. Before joining Kingdee China, Mr. Shen was a lecturer at Changchun University of Science and Technology, China (now known as Jilin University).
Mr. Shen received his bachelor’s degree in engineering from Changchun College of Geology, China (now known as Jilin University) in July 1992 and his master’s degree in engineering from Changchun University of Science and Technology, China (now known as Jilin University) in July 1996.
Ms. Rong Chen, aged 53, joined our Group in September 2017 and is currently our co-general manager and executive Director. Ms. Chen has served as the vice chairman of OneConnect Bank since 2019. Ms. Chen is mainly responsible for overseeing our business in the southern and western regions of the PRC and Hong Kong.
Prior to joining us, Ms. Chen served as an executive vice president of Ping An Bank from April 2014 to September 2017, and as the chief financial officer of Ping An Bank from September 2016 to September 2017. Prior to that, Ms. Chen served as the assistant to the president of Ping An Bank from January 2012 to March 2014. From July 1993 to January 2012, Ms. Chen served in various senior management positions at

Shenzhen Development Bank Co., Ltd. (as the predecessor of Ping An Bank), including as the chief operating officer, chief internal auditor, executive director of credit risk, and the president of the Shenzhen branch.
Ms. Chen received her master’s degree in business economics from Zhongnan University of Economics and Law, China (formerly known as Zhongnan University of Economics) in June 1993.
Non-Executive Directors
Ms. Sin Yin Tan, aged 44, joined our Group in December 2015 as a director of Shanghai OneConnect and has served as our non-executive Director since October 2017. She has also been serving as a director of OneConnect Financial Technology (Singapore) Co. Pte. Ltd., a wholly-owned subsidiary of the Company, since March 2018. Ms. Tan is mainly responsible for providing professional opinion and judgment to the Board.
Ms. Tan is currently the co-chief executive officer and executive board director of Ping An, a company listed on both the Hong Kong Stock Exchange (stock code: 2318) and Shanghai Stock Exchange (stock code: 601318), overseeing Ping An’s technology businesses and digital innovation. She is a standing member of Ping An Group’s executive management committee and investment management committee across the insurance, banking, investment and technology businesses. Ms. Tan also serves on the board for various subsidiaries and associates of Ping An, including Ping An Good Doctor, a company listed on the Hong Kong Stock Exchange (stock code: 1833), Ping An Bank, Ping An Life Insurance Company of China, Ltd. and Ping An Property and Casualty Insurance Company of China, Ltd. Between December 2014 and January 2021, Ms. Tan served as a director of Lufax Holding Ltd, a company listed on the NYSE (stock code: LU). Before joining Ping An Group, Ms. Tan was a global partner at McKinsey & Company, and served clients in the United States and Asia for over 10 years.
Ms. Tan received her master’s degree from Massachusetts Institute of Technology, United States in electrical engineering and computer science in June 2000, and received two bachelor degrees in electrical science and engineering, and in economics from Massachusetts Institute of Technology, United States in June 2000.
Mr. Wenwei Dou, aged 56, joined our Group in October 2017 as our non-executive Director . Mr. Dou has also served as a director of Shenzhen OneConnect since December 2017. Mr. Dou is mainly responsible for providing professional opinion and judgment to the Board.
Mr. Dou also serves as a director in various entities within the Ping An HealthKonnect group as a director or supervisor within the Lufax Group. Between October 2017 and February 2020, Mr. Dou served as a non-executive director of Ping An Good Doctor. Mr. Dou joined Ping An Group in April 1997, and had served in various legal and compliance positions since then.
Mr. Dou received his bachelor’s degree and master’s degree in law from Jilin University, China in July 1989 and May 1994, respectively.
Mr. Min Zhu, aged 43, has served as our non-executive Director since January 2018. Mr. Zhu is mainly responsible for providing professional opinion and judgment to the Board. Mr. Zhu has more than ten years of experience in financial services and investment. Mr. Zhu also serves as chief executive officer and director of BYFIN Co., Limited since September 2018, and chief executive officer and director of BYFX Global Co., Ltd. since November 2017. Prior to that, Mr. Zhu served as the chief executive officer and director of BYFX HK Co., Ltd. from December 2015 to August 2018 and July 2019, respectively, and he also served in various directorships and senior management positions at SBI Holdings, Inc., Suzhou Yian Biotech Co., Ltd., SBI (China) Co., Ltd., SBI Investment Co., Ltd. and SBI Asset Management Co., Ltd from October 2008 to December 2013.
Mr. Zhu received his bachelor’s degree of economics in international trade (Japanese) from the Shanghai International Studies University, China in July 2001, and his master’s degree in business administration from Hosei University, Japan in March 2004.
Ms. Wenjun Wang, aged 54, has served as our non-executive Director since November 2021, after having previously served as our Director between October 2017 and June 2019. Ms. Wang joined our Group in

September 2017 as a director of Shenzhen OneConnect. Ms. Wang is mainly responsible for providing professional opinion and judgment to the Board.
Ms. Wang joined Ping An Group in 1996 and has been serving as a general manager of the head office of Ping An Bank since Janurary 2017. She successively served as the deputy head of office, deputy general manager of human resources center and general manager of staff service management of Ping An Group from June 1996 to March 2011, and also served as the employee representative supervisor from May 2006 to March 2011. Ms. Wang served as the head of the party-community working group of Ping An Bank since March 2011, and also a general manager of the security department of Ping An Bank from April 2013 to November 2016.
Ms. Wang received her bachelor’s degree of arts in English from Shanghai International Studies University, China in July 1989 and her master’s degree of public administration from Xi’an Jiaotong University, China in June 2006. Ms. Wang obtained an economics professional qualification (intermediate) from the Shenzhen position management office, China, (now known as Shenzhen Human Resources and Social Security Bureau, China) in November 1997.
Independent Non-Executive Directors
Dr. Yaolin Zhang, aged 63, has served as our independent non-executive Director since February 2019. Dr. Zhang is mainly responsible for providing independent opinion and judgment to the Board.
Dr. Zhang has more than 30 years of experience in finance and banking. Dr. Zhang has served as chairman of the board of directors and chief executive officer of Shenzhen Ya Zhi Mei Ju Information Technology Co., Ltd., since February 2019. Dr. Zhang has also served as an independent director of the Bank of Ningxia Co., Ltd. since December 2019, an independent director of Dongguan Trust Co., Ltd. since August 2019 and as an independent director of Bank of Luoyang Co., Ltd. since August 2017. Dr. Zhang was the person responsible for the establishment of the Shenzhen branch of Shanghai Pudong Development Bank (“SPD Bank”), and served as president of the branch from August 2010 to May 2015. Prior to that, Dr. Zhang served as a vice president of Ping An Bank from November 2008 to August 2010. From June 1998 to October 2008, Dr. Zhang served in various positions in SPD Bank, including as vice president and president of the Guangzhou branch and vice president of SPD Bank. From July 1987 to June 1998, Dr. Zhang also served in various management positions at China Construction Bank.
Dr. Zhang received his bachelor’s degree of science in physics from Fudan University, China in October 1982, his master’s degree in economics from Wuhan University, China in August 1987, his doctorate degree in law from Wuhan University, China in June 1996, and his executive master of business administration degree from the China Europe International Business School, China in June 2007.
Mr. Tianruo Pu, aged 53, has served as our independent non-executive Director since September 2019. Mr. Pu is mainly responsible for providing independent opinion and judgment to the Board.
Mr. Pu currently serves as an independent director of various listed companies, including Autohome Inc. listed on the Hong Kong Stock Exchange (stock code: 2518) and the NYSE (stock code: ATHM), since December 2016, and 3SBio Inc. listed on the Hong Kong Stock Exchange (stock code: 1530), since May 2015. Previously, Mr. Pu served as a director of various companies listed on the NYSE or NASDAQ, including Renren Inc. (NYSE: RENN) from December 2016 to July 2020, Kaixin Auto Holdings (NASDAQ: KXIN) from April 2019 to July 2020, Luckin Coffee Inc. (NASDAQ: LK) from March 2020 to June 2020 and JMU Limited (now known as Mercurity Fintech Holding Inc.) (formerly NASDAQ: JMU; now NASDAQ: MFH) from April 2015 to November 2019. Mr. Pu has extensive work experience in finance and accounting in both the United States and China. Mr. Pu served as the chief financial officer of various companies, including Zhaopin Ltd (formerly NYSE: ZPIN) from 2016 to 2018, UTStarcom Holdings Corp. (NASDAQ: UTSI) from 2012 to 2014 and China Nuokang Bio-Pharmaceutical Inc. (formerly NASDAQ: NKBP) from 2008 to 2012.
Mr. Pu received his bachelor’s degree of arts in diplomatic english from China Foreign Affairs University, China in July 1991, his master’s degree of science in accounting from the University of Illinois, United States in May 1996 and his master’s degree in business administration from the J. L. Kellogg Graduate School of Management at Northwestern University, United States, in June 2000.

Mr. Wing Kin Anthony Chow, aged 71, has served as our non-executive independent Director since October 2020. Mr. Chow is mainly responsible for providing independent opinion and judgment to the Board.
Mr. Chow has been serving as a non-executive director of Kingmaker Footwear Holdings Ltd., a company listed on the Hong Kong Stock Exchange (stock code: 1170), since May 1994, an independent non-executive director of MTR Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0066), since May 2016, an independent non- executive director of S.F. Holding Co., Ltd, a company listed on the Shenzhen Stock Exchange (stock code: 2352), since December 2016, an independent non-executive director of Ping An Good Doctor since May 2018 and an independent non-executive director of Beijing North Star Company Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0588), since May 2021.
Mr. Chow is a solicitor admitted to practice in Hong Kong and England and Wales. He has been a practicing solicitor in Hong Kong for more than 40 years and is the senior consultant of Messrs. Guantao & Chow Solicitors and Notaries and the global chairman of Beijing Guantao Law Firm. Mr. Chow is a China-appointed attesting officer. He is also a member of The National Committee of the Chinese People’s Political Consultative Conference. Mr. Chow was the president of The Law Society of Hong Kong from 1997 to 2000, chairman of the Process Review Panel for the SFC from 2006 to 2012 and chairman of Process Review Panel for the Financial Reporting Council from 2015 to 2020.
Mr. Chow was awarded the Justice of the Peace in 1998 and the Silver Bauhinia Star medal in 2003 by the Hong Kong Special Administrative Region. He was also awarded the Honorary Fellowship of the Hong Kong Institute of Education in 2010, the Honorary Fellowship of King’s College London in July 2013, the Roll of Honor by the Law Society of Hong Kong in 2015, Doctor of Social Science, honoris causa of Hong Kong Metropolitan University (formerly known as The Open University of Hong Kong) in December 2018, and Doctor of Laws honoris causa of The Hong Kong University of Science and Technology in November 2021.
Mr. Koon Wing Ernest Ip, aged 61, has served as our independent non-executive Director since November 2021. Mr. Ip is mainly responsible for providing independent opinion and judgment to the Board.
Mr. Ip has over 35 years of experience in accounting and auditing. Mr. Ip has been serving as the group chief financial officer of the Fung Group since 2019, which comprises, among others, Li & Fung Limited (a company formerly listed on the Hong Kong Stock Exchange (stock code: 0494, Fung (1937) Management Limited and Convenience Retail Asia Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0831). Mr. Ip is also serving as an independent director of OneConnect Bank, since August 2021, and an independent non-executive director of Media Chinese International Limited, a company listed on both the Hong Kong Stock Exchange (stock code: 0685) and Bursa Malaysia Securities Berhad (stock code: 5090), since July 2021. Prior to joining the Fung Group, Mr. Ip was a partner at PricewaterhouseCoopers Limited from 1993 until his retirement in 2019. Mr. Ip holds several key positions in regulatory authorities and business associations. Currently, Mr. Ip is a member of the Takeovers & Mergers Panel of the SFC and the Takeovers Appeal Committee of the SFC, and the president of the Hong Kong Business Accountants Association. He is also a vice president of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation and a senior advisor of Accounting Professional Committee for Hong Kong region of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation. He was the Listing Committee member of the Hong Kong Stock Exchange from 2003 to 2009 and a member of the Dual Filing Advisory Group of the SFC from 2008 to 2014.
Mr. Ip graduated with a professional diploma in accountancy from the accounting faculty of the Hong Kong Polytechnic, Hong Kong (now known as Hong Kong Polytechnic University) in November 1984. Mr. Ip has been a fellow member of the Association of Chartered Certified Accountants since February 1992, a member of the Hong Kong Institute of Certified Public Accountants since December 1994 and a fellow member of the Certified Practising Accountant Australia since February 2012.
GENERAL
Mr. Wenwei Dou and Ms. Wenjun Wang are nominee shareholders of Rong Chang, which as of the Latest Practicable Date held approximately 16.30% of the Shares.
Save as disclosed in this section, each of our Directors has confirmed that:

(i)
he or she does not and has not held any other directorships in listed companies during the three years immediately prior to the Latest Practicable Date;

(ii)
there is no other information in respect of such Director to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules; and

(iii)
there is no other material matter relating to our Directors that needs to be brought to the attention of our Shareholders.

SENIOR MANAGEMENT
The senior management team of our Group (other than our executive Directors whose details have been set out in the preceding section) and their details of experience are as follows:
Name	Age	Position	Time of joining our Group	Responsibilities within our Group
Dr. Runzhong Huang	49	Executive Vice President	March 2019	Responsible for overseeing our business in the northern and eastern regions of the PRC
Mr. Yongtao Luo	47	Chief Financial officer	April 2021	Responsible for the Company’s finance and planning
Mr. Yiming Fei	43	Board Secretary	December 2017	Responsible for corporate governance management and overseeing our digital commercial banking segment
Dr. Runzhong Huang, aged 49, joined our Group in March 2019 and is currently our executive vice president. Dr. Huang is mainly responsible for overseeing our business in the northern and eastern regions of the PRC.
Dr. Huang has also been serving as the chairman of the supervisory committee of Shenzhen OneConnect since January 2019 and represented Shenzhen OneConnect as the secretary-general of the Internet Finance Association of Small and Medium-sized Banks (Shenzhen) since April 2019. From July 2016 to December 2018, Dr. Huang served as the secretary-general of the China Banking Association. From October 2014 to July 2016, Dr. Huang served as a supervisor on the board of The Export-Import Bank of China. Prior to that, Dr. Huang worked for the National Audit Office of the PRC from August 2011 to October 2014 and the China Banking and Insurance Regulatory Commission from September 2003 to August 2011.
Dr. Huang received his bachelor’s degree in law from the China Youth University of Political Studies, China in July 1994, a master’s degree in economics from Renmin University of China, China in January 2000, and a doctorate degree in economics from Peking University, China in June 2003.
Mr. Yongtao Luo, aged 47, joined our Group in April 2021 and is currently our chief financial officer. Mr. Luo is mainly responsible for the Company’s finance and planning.
Mr. Luo served as a chairman of the board of directors of Ping An Basic Industry Investment Fund Management Company from 2019 to 2021. Prior to joining our Company, Mr. Luo successively served in various positions at Ping An Annuity Insurance Company, including as vice president, the chief financial officer, the chief actuary, the board secretary, and as the general manager of the corporate planning actuarial department from February 2010 to April 2021..
Mr. Luo received a bachelor’s degree of science in probability and statistics with honors from the School of Mathematics, Peking University, China in July 1997, and a master’s degree of science in actuarial and management sciences with honors from the University of Manitoba, Canada, in October 2000. Mr. Luo is a fellow of the Society of Actuaries since August 2004, the Canadian Institute of Actuaries since December 2005, and the China Association of Actuaries since January 2008.

Mr. Yiming Fei, aged 43, joined our Group in December 2017 and is currently our board secretary and joint company secretary. Mr. Fei is mainly responsible for corporate governance management and overseeing our digital commercial banking segment.
Mr. Fei also serves as the board secretary and vice general manager of Shenzhen OneConnect. Mr. Fei was our acting board secretary from March 2018 to August 2020 and the chief strategy officer of Shanghai OneConnect from December 2017 to June 2019. Mr. Fei has over 15 years of experience in finance, banking and business management. Before joining us, Mr. Fei served as the chief strategy officer and head of financial markets at the Bank of Langfang Co., Ltd. from October 2013 to December 2017. Mr. Fei also served as the chairman at Xianghe Yiming Village Bank from February 2017 to December 2017. Mr. Fei served as the director of wealth management department at UBS Securities Co., Limited from March 2013 to September 2013. Prior to that, Mr. Fei served at McKinsey & Company from November 2004 to February 2013 as an associate principal. Mr. Fei also served as an assistant vice president of institutional banking and worked at the Hongkong and Shanghai Banking Corporation Limited from July 2001 to November 2004.
Mr. Fei received his bachelor degree of science in management information system from Fudan University, China in July 2001. Mr. Fei became a Chartered Financial Analyst in September 2006.
JOINT COMPANY SECRETARIES
Mr. Yiming Fei was appointed as a joint company secretary of our Company in February 2022 and with effect from the Listing Date. Mr. Fei is also a member of senior management of our Company. For further details, please see the paragraph above headed “Senior Management” in this section.
Ms. Wing Shan Winza Tang was appointed as a joint company secretary of our Company in February 2022 and with effect from the Listing Date. She has more than 10 years of experience in company secretarial services. Since February 2020, Ms. Tang has been an assistant vice president of the governance services of Computershare Hong Kong Investor Services Limited, a professional corporate secretarial service provider in Hong Kong.
Ms. Tang has served as a joint company secretary of China Nature Energy Technology Holdings Limited, a company listed on the Hong Kong Stock Exchange (stock code: 1597), since March 2020 and was a company secretary of Republic Healthcare Limited, a company listed on GEM of the Hong Kong Stock Exchange (stock code: 8357) from August 17, 2020 to December 1, 2021. Prior to joining Computershare Hong Kong Investor Services Limited, she served as a company secretarial manager of Haitong International Securities Group Limited, a company listed on the Hong Kong Stock Exchange (stock code: 665) from November 2017 to August 2019, an assistant company secretary of Joy City Property Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0207) from April 2014 to November 2017, and a corporate secretarial manager of O’Melveny & Myers Hong Kong office from August 2011 to April 2014.
Ms. Tang received her bachelor of laws degree from the City University of Hong Kong, Hong Kong in 1998, and a master’s degree in corporate governance from London South Bank University, United Kingdom in 2005. Ms. Tang is an associate member and chartered governance professional of The Hong Kong Institute of Chartered Secretaries Governance Institute (formerly known as The Hong Kong Institute of Chartered Secretaries) in 2011 and 2018, respectively and The Chartered Governance Institute (formerly known as The Institute of Chartered Secretaries and Administrators) in 2007 and 2018, respectively.
COMMITTEES UNDER THE BOARD OF DIRECTORS
We have established the following committees under our Board of Directors: Audit Committee, and Compensation and Nomination Committee. The committees operate in accordance with their respective terms of reference established by our Board.
Audit Committee
We have established the Audit Committee with written terms of reference in compliance with the Code on Corporate Governance Practices, as set out in Appendix 14 to the Hong Kong Listing Rules. The Audit

Committee consists of Mr. Tianruo Pu, Mr. Koon Wing Ernest Ip and Mr. Wing Kin Anthony Chow. The chairperson of the Audit Committee is Mr. Tianruo Pu.
The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things, (i) appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors, (ii) reviewing with the independent auditors any audit problems or difficulties and management’s response, (iii) discussing the annual audited financial statements with management and the independent auditors, (iv) reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures, (v) reviewing and approving all proposed related party transactions and (vi) meeting separately and periodically with management and the independent auditors.
Compensation and Nomination Committee
We have established the Compensation and Nomination Committee with written terms of reference in compliance with the Code on Corporate Governance Practices, as set out in Appendix 14 to the Hong Kong Listing Rules. The Compensation and Nomination Committee consists of Mr. Yaolin Zhang, Ms. Rong Chen, and Mr. Wing Kin Anthony Chow. The chairperson of the Compensation and Nomination Committee is Mr. Yaolin Zhang.
The Compensation and Nomination Committee assists the Board in (i) reviewing, recommending and approving the compensation plan, including all forms of compensation, relating to our directors, senior management and executive officers, (ii) identifying candidates qualified to become our directors, and (iii) reviewing the structure, size and composition of the Board. In particular, the Compensation and Nomination Committee is responsible for, among other things, (i) reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements, (ii) considering salaries paid by comparable companies, time commitments, responsibilities and employment conditions elsehere in the Group, (iii) selecting and recommending to the Board candidates for election by the shareholders or appointment by the Board, (iv) reviewing and monitoring the training and continuous professional development of Directors and senior management, and (v) monitoring compliance with our code of business conduct and ethics. The Compensation and Nomination Committee shall ensure that no Director or any of his or her associates shall be involved in determining his or her own compensation.
REMUNERATION
Our Directors and senior management members receive compensation in the form of fees, salaries, bonuses, contributions to pension schemes, housing and other allowances and benefits in kind from our Company subject to applicable laws, rules and regulations.
Further information on the remuneration of the Directors and/or the five highest paid individuals during the Track Record Period is set out in note 7 and 38 of the Accountant’s Report.
STOCK INCENTIVE PLAN
We adopted a stock incentive plan in November 2017, which was amended and restated from time to time.
COMPLIANCE ADVISOR
We have appointed Somerley Capital Limited as our compliance advisor (the “Compliance Advisor”) upon the Listing in compliance with Rule 3A.19 of the Hong Kong Listing Rules. We have entered into a compliance advisor’s agreement with the Compliance Advisor, the material terms of which are as follows:
(i)
the term of the appointment will commence on the Listing Date and end on the date on which our Company complies with Rule 13.46 of the Hong Kong Listing Rules in respect of our financial results for the first full financial year commencing after the Listing Date, or until the agreement is terminated, whichever is the earlier;

(ii)
pursuant to Rule 3A.23 of the Hong Kong Listing Rules, the Compliance Advisor will, inter alia, advise our Company with due care and skill on a timely basis when consulted by our Company in the following circumstances:

•
before the publication by our Company of any regulatory announcement, circular or financial report;

•
where a transaction, which might be a notifiable or connected transaction under Chapters 14 or 14A of the Hong Kong Listing Rules, is contemplated by our Company, including share issues and share repurchases;

•
where the business activities, development or results of our Company deviate from any forecast, estimate or other information in this document; and

•
where the Hong Kong Stock Exchange makes an inquiry of our Company under Rule 13.10 of the Hong Kong Listing Rules; and

(iii)
each of our Company and the Compliance Advisor has the right to terminate the agreement by providing one month prior notice in writing to the other party.

CORPORATE GOVERNANCE CODE
We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. In order to accomplish this, we expect to comply with the Corporate Governance Code set out in Appendix 14 of the Hong Kong Listing Rules after the Listing.
Board Diversity Policy
We have adopted a diversity policy (the “Board Diversity Policy”) which sets out the objective and approach to achieve diversity to strengthen the performance of the Board. Pursuant to the Board Diversity Policy, we seek to achieve diversity of our Board through the consideration of a number of factors when selecting candidates to our Board and determining the optimum composition of the Board, including but not limited to skills, experience, cultural and educational background, geographical, industry and professional experience, ethnicity, gender, age, knowledge and length of service.
Our Directors have a balanced mix of knowledge and skills, including in banking and finance, financial planning, legal and compliance, business management, business development and investments. They obtained degrees in various areas such as accounting, business administration, economics, computer science, law and engineering. The ages of our Directors range from 43 to 71 years old.
After the Listing, our Board will monitor the implementation of the Board Diversity Policy and review the Board Diversity Policy from time to time to ensure its effectiveness. We will also disclose in our annual corporate governance report a summary of the Board Diversity Policy together with information regarding the implementation of the Board Diversity Policy.

SUBSTANTIAL SHAREHOLDERS

The following section sets forth updated information concerning substantial shareholders subsequent to the filing of our 2020 Form 20-F.
So far as our Directors are aware, immediately following completion of the Listing (assuming no changes to our issued share capital between the Latest Practicable Date and the Listing), the following persons will be deemed or taken to have an interest and/or short position in the Shares or the underlying Shares which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or are, directly or indirectly, interested in 10% of more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of our Company:
Name of shareholder	Nature of interest	Shares held or controlled immediately following the completion of the Listing
		Number	Percentage
Rong Chang(1)(2)	Beneficial Interest	[REDACTED]	[REDACTED]
Sen Rong(2)(3)	Beneficial Interest	[REDACTED]	[REDACTED]
Ping An(4)	Interest in controlled corporations	[REDACTED]	[REDACTED]
SBI StellarS Investment Limited(5)	Interest in controlled corporations	[REDACTED]	[REDACTED]

Notes:
(1)
As of the Latest Practicable Date, Rong Chang was held by two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of certain senior employees of Ping An and its subsidiaries and associates. Under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in the Shares held or controlled by Rong Chang.

(2)
Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of our Company on its behalf. As such, Rong Chang and Sen Rong as a concert group led by Rong Chang were collectively interested in approximately 32.37% of the total issued capital of our Company as of the Latest Practicable Date.

(3)
As of the Latest Practicable Date, Sen Rong was wholly-owned by Yi Chuan Jin, which was in turn held by Mr. Jie Li (李捷) and Ms. Liang Xu (許良) as to 50% each. Mr. Jie Li is an employee of our Group and Ms. Liang Xu was an employee of our Group and is a present employee of the Ping An Group. Under theSFO, each of Mr. Jie Li and Ms. Liang Xu are deemed to be interested in the Shares held by Sen Rong.

For details of the call option granted by each or Mr. Jie Li and Ms. Liang Xu to Bo Yu, please refer to note (3) to the subsection headed “History and Corporate Structure — Corporate Structure” in this document.
(4)
(i) Bo Yu, a wholly-owned subsidiary of An Ke Technology Company Limited, which was in turn wholly-owned by Ping An Financial Technology, a wholly-owned subsidiary of Ping An, directly held 353,077,356 Shares as of the Latest Practicable Date; and (ii) China Ping An Insurance Overseas (Holding) Limited (“Ping An Overseas”), a subsidiary of Ping An, directly held 3,000,000 Shares represented by 1,000,000 ADSs based on public filings with the SEC as at the Latest Practicable Date. Ping An is a company listed on the Hong Kong Stock Exchange (stock code: 2318) and the Shanghai Stock Exchange (stock code: 601318). Under the SFO, each of An Ke Technology Company Limited and Ping An Financial Technology are deemed to be interested in the Shares held by Bo Yu, and Ping An is deemed to be interested in the aggregate of Shares held by Bo Yu and Ping An Overseas.

(5)
(i) SBI Stellars Fintech Fund I LP directly held 27,333,334 Shares in the form of ADS; and (ii) SBI Stellars Fintech Fund III LP directly held 31,999,988 Shares in the form of ADSs, based on public filings with the SEC as at the Latest Practicable Date. As reported in public filings with the SEC, SBI StellarS Investment Limited is the general partner of SBI Stellars Fintech Fund I LP and SBI Stellars Fintech Fund III LP, respectively. SBI StellarS Investment Limited is controlled by StellarS Capital Limited, a company ultimately controlled by Mr. Mao Zhang. Under the SFO, each of SBI StellarS Investment Limited, StellarS Capital Limited and Mr. Mao Zhang are deemed to be interested in the aggregate of Shares held by SBI Stellars Fintech Fund I LP and SBI Stellars Fintech Fund III LP.

Save as disclosed herein, our Directors are not aware of any persons who will, immediately following completion of the Listing, have interests or short positions in Shares or underlying Shares which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO or, will be, directly or indirectly, interested in 10% or more of the issued voting shares of our Company.

LISTINGS, REGISTRATION, DEALINGS AND SETTLEMENT

The following section sets forth listing, registration, dealing and settlement arrangement.
LISTINGS
Our ADSs are currently listed and traded on the NYSE. An application has been made to the Listing Committee for the listing of, and permission to deal in, our Shares in issue, including a portion of outstanding Shares represented by our ADSs, including a portion of outstanding Shares represented by our ADSs. Our listings on both the Stock Exchange and the NYSE will be dual primary listings.
REGISTRATION
Our Company’s principal register of members holding unlisted Shares and Shares represented by our ADSs will be maintained by our [REDACTED] in the Cayman Islands at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands and our Company’s branch register of members holding Shares on the Stock Exchange will be maintained by [REDACTED], at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.
DEALINGS AND SETTLEMENT
Settlement of dealings in Hong Kong
Our Shares will trade on the Stock Exchange in board lots of [•] Shares. Dealings in our Shares on the Stock Exchange will be conducted in Hong Kong dollars.
The transaction costs of dealings in the Shares on the Stock Exchange include:
•
Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;

•
SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

•
FRC Transaction Levy of 0.00015% (rounded to the nearest cent), charged to each of the buyer and seller;

•
trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;

•
transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

•
ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;

•
stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade; and

•
brokerage commission, which is freely negotiable with the broker;

•
the [REDACTED] will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her Shares in his or her stock account or in his or her designated CCASS participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his or her broker or custodian before the settlement date.

Conversion between Shares Trading in Hong Kong and ADSs
Following the listing of our Shares on the Hong Kong Exchange, Shares registered on the [REDACTED] will be able to convert these Shares into ADSs, and vice versa, subject to certain exceptions as provided herein, including that our Shares will not be accepted for deposit in our existing ADR facility during the Designated Period and 40 days immediately following it. In addition, thereafter all deposits of Shares for the issuance of ADSs and all withdrawals of Shares upon the cancellation of ADSs will be in the form of Shares registered on our [REDACTED] and all corporate actions with respect thereto will be processed via the depositary’s custodian account at CCASS, subject to the rules and procedures applicable to CCASS — eligible securities, and also subject, in each case, to certain exceptions described below and provided that the foregoing shall not apply to certain of our “restricted” Shares and other Shares as determined by the Company and the depositary, which will be via our principal register in the Cayman Islands.
Depositary and Our ADSs
The depositary for our ADSs is JPMorgan Chase Bank, N.A., whose office is located at 383 Madison Avenue, Floor 11, New York, NY 10179, United States. The certificated ADSs are evidenced by certificates referred to as American Depositary Receipts (“ADRs”) that are issued by the depositary.
Each ADS represents ownership interests in three Shares, and any and all securities, cash or other property deposited with the depositary in respect of such Shares but not distributed to ADS holders.
ADSs may be held either (a) directly, by having an ADR in physical certificated form registered in the holder’s name, (b) indirectly, through the holder’s brokerage or safekeeping account or (c) by holding a “Direct Registration ADR” in book-entry from in the “Direct Registration System,” the system established by the Depositary Trust Company (“DTC”) for the uncertificated registration of ownership of securities utilized by the depositary to record the ownership of ADRs without the issuance of certificates, in which case the ownership is evidenced by periodic statements issued by the Depositary to the holders of ADRs entitled thereto,. If a holder holds the ADSs indirectly through its brokerage or safekeeping account, it must rely on the procedures of its broker or other financial institution to assert the rights of ADS holders described in this section. If applicable, you should consult with your broker or financial institution to find out what those procedures are. Banks and brokers typically hold securities such as the ADSs through participants in the DTC clearing and settlement system. ADSs held through DTC will be registered in the name of a nominee of DTC.
We do not treat ADS holders as Shareholders, and ADS holders have no Shareholder rights. Cayman Islands law governs Shareholder rights. Because the depositary actually holds the legal title to our Shares represented by ADSs (through the depositary’s custodian), ADS holders must rely on it to exercise the rights of a Shareholder. The obligations of the depositary are set out in the deposit agreement among us, JPMorgan Chase Bank, N.A. and our ADS holders and beneficial owners from time to time. The deposit agreement the ADSs and the ADRs evidencing ADSs are governed by the law of the State of New York without giving effect to the application of the conflict of law principles thereof.
Converting Shares Trading in Hong Kong into ADSs
[An investor who holds Shares registered in Hong Kong and wishes to convert them to ADSs to trade on NYSE must deposit or cause his or her broker deposit the Shares with the Depositary’s Hong Kong custodian, J.P. Morgan Chase Bank N.A. Hong Kong Branch (DCC), or the custodian, in exchange for ADSs.
A deposit of Shares trading in Hong Kong in exchange for ADSs involves the following procedures:
•
If Shares have been deposited with CCASS, the investor must transfer the Shares to the Depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

•
If Shares are held outside CCASS, the investor must arrange to deposit his or her Shares into CCASS for delivery to the Depositary’s account with the custodian within CCASS, and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

•
Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees and payment or net of the depositary’s fees and expenses, if applicable, and subject in all cases to the terms of the deposit agreement, the Depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver our ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker if such ADSs are to be held in book-entry form through DTC’s “Direct Registration System.”.
For Shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For Shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade our ADSs until the procedures are completed.
During the Designated Period and 40 days immediately following it, no Shares will be accepted for deposit in the existing ADR facility of the Company. For more information, see “Risk Factors — Risks Relating to the Listing By Introduction and the Dual Listing — During the Designated Period and 40 days immediately following it, our Shares will not be accepted for deposit in our existing ADR facility, which will adversely affect investors’ ability to exchange Shares for ADSs for trading in the United States”.
Converting ADSs to Shares Trading in Hong Kong
We have established a branch register of members in Hong Kong, or the [REDACTED], which will be maintained by our [REDACTED]. Our principal register of members will continue to be maintained by our [REDACTED].
For the purpose of trading on the Stock Exchange, the Shares must be registered on the [REDACTED]. In order to facilitate the investors with a more timely and cost-effective conversion process from ADSs to Shares trading in Hong Kong, all the underlying Shares represented by our ADSs have been removed from the Cayman share register and entered into the [REDACTED]. As at the Latest Practicable Date, all of our issued Shares are registered on our [REDACTED].]
An investor who holds ADSs directly and wishes to trade Shares on the Stock Exchange must withdraw Shares from our ADS program and cause his or her broker or other financial institution to trade such Shares on the Stock Exchange.
An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedure of the broker or financial institution and instruct the broker to arrange for cancelation of our ADSs, and transfer of the underlying Shares from the Depositary’s account with the custodian within the CCASS system to the investor’s designated CCASS account.
For investors holding ADSs directly, the following steps must be taken:
•
To withdraw Shares from our ADS program, an investor who holds ADSs may turn in such ADRs evidencing such ADSs at the office of the depositary (and the applicable ADR(s) if our ADSs are held in certificated form), and send an instruction to cancel such ADSs to the Depositary.

•
Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees and payment of CCASS’ fees and expenses, if applicable, and subject in all cases to the terms of the deposit agreement, the Depositary will instruct the custodian to deliver Shares underlying the cancelled ADSs to the CCASS account designated by an investor.

•
If an investor prefers to receive Shares outside CCASS, he or she must receive Shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Shares in their own names with the [REDACTED].

For Shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For Shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Shares on the Stock Exchange until the procedures are completed. Temporary delays may arise. For example, the transfer books of the Depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures for delivery for Shares in a CCASS account is subject to there being a sufficient number of Shares on the [REDACTED] to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Shares on the [REDACTED] to facilitate such withdrawals.
In the event there are not a sufficient number of Shares on the [REDACTED] in the account of the depositary’s custodian at CCASS to satisfy a cancellation of ADSs and withdrawal of Shares in whole or in part, such withdrawal shall be in the form of Shares on the HK share register to the extent available with the balance to be in the form of Shares on the Company’s principal share register in the Cayman Islands. The depositary is not under any obligation, and has no ability, to maintain or increase the number of Shares held by its custodian on the [REDACTED] to facilitate such withdrawals.
Depositary Requirement
Before the depositary delivers ADSs or permits withdrawal of Shares, the depositary may require:
•
payment of all amounts required pursuant to the deposit agreement, including the issuance and cancellation fees therein, any stock transfer or other tax or other governmental charges and any stock transfer or registration fees in effect;

•
production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•
compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including completion and presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our [REDACTED] or our [REDACTED] are closed or at any time if the depositary or we determine it advisable to do so, subject to such refusal complying with U.S. federal securities laws.
Save for holders of ADSs who participate in the Batch-Transfers as set out in “— Special Arrangements To Facilitate The Transfers Prior To The Listing And During The Designated Period” below, all costs attributable to the conversion of ADSs to Shares trading in Hong Kong and vice versa will be borne by the investor requesting the conversion and transfer. In particular, holders of Shares and ADSs should note that the [REDACTED] will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Shares from one registered owner to another, each Share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Shares into, or withdrawal of Shares from, our ADS program.
Dividends
Unless determined otherwise by our Company, dividends payable in Hong Kong dollars in respect of our Shares will be paid to our Shareholders listed on our Company’s [REDACTED], by ordinary post, at our Shareholder’s risk, to the registered address of each Shareholder.
SPECIAL ARRANGEMENTS TO FACILITATE THE TRANSFERS PRIOR TO THE LISTING AND DURING THE DESIGNATED PERIOD
Our Company will adopt certain special arrangements to facilitate the transfers of Shares prior to the completion of the Listing and during the Designated Period. In connection with the Listing, the Depositary will provide [five (5)] batch-transfers for holders of ADSs seeking to cancel their ADSs and transfer the underlying Shares to their designated CCASS participant stock accounts prior to the Listing and during the Designated Period.
The key dates in relation to such batch-transfer exercises (the “Batch-Transfers”) are set out below:

Events	First Batch- Transfer	Second Batch- Transfer	Third Batch- Transfer	Fourth Batch- Transfer	Fifth Batch- Transfer
Final date to submit request for cancellation of ADSs	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]
Shares being deposited into designated CCASS accounts and vailable in Hong Kong for trading on the Stock Exchange	[REDACTED] (prior to the commencement of trading of the Shares)	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]
Holders of ADSs who wish to participate in the Batch-Transfers will need to turn in such ADSs at the office of the Depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs and withdraw the underlying Shares to the Depositary before the relevant dates stipulated above.
Our Company will bear [all/part of] the costs, fees and duties payable for the Batch-Transfers. For the costs, fees and duties payable for conversion of ADSs to Shares trading in Hong Kong, please see “Depositary Requirements” above for details.
Our Company [has] made arrangements to inform our Shareholders, our ADS holders and the investing public in the U.S of details of the Listing and the Batch-Transfers procedures by way of announcements on the respective websites of our Company and the NYSE. Please see “Proposed Liquidity Arrangements” below for details.
PROPOSED LIQUIDITY ARRANGEMENTS
Intended Liquidity Activities during the Designated Period
Upon the Listing and during the Designated Period (being the [3-month] period from and including the Listing Date), the Designated Dealer and the Alternate Designated Dealer (and/or their respective affiliates authorized to carry out arbitrage activities) will seek to undertake, certain arbitrage activities (the “Arbitrage Activities”) in circumstances as described below. Certain trades envisaged to be carried out by the Designated Dealer and the Alternate Designated Dealer during the Designated Period may constitute, short-selling (or be deemed to constitute short-selling) under applicable Hong Kong laws and regulations. The Rules of the Exchange prohibit short-selling save for short selling of Designated Securities (as defined in the Rules of the Exchange) during the Pre-opening Session (as defined in the Rules of the Exchange, the Continuous Trading Period (as defined in the Rules of the Exchange) or the Closing Auction Session (as defined in the Rules of the Exchange). In this regard, the Designated Dealer and the Alternate Designated Dealer [have applied] for[, and the Stock Exchange has granted,] an exemption in order to permit the Designated Dealer and the Alternate Designated Dealer to conduct the proposed Arbitrage Activities described below which may constitute (or may be deemed to constitute) short-selling of securities during the Pre-opening Session, the Continuous Trading Period or the Closing Auction Session in circumstances where the Shares are not Designated Securities within the Designated Period. In addition, the Designated Dealer and the Alternate Designated Dealer, [have applied] to the Stock Exchange for[, and the Stock Exchange has granted] an exemption from the regulation that a short sale shall not be made on the Stock Exchange below the best current ask price except where the Designated Security is a Market Making Security (as defined in the Rules of the Exchange) approved by the SFC to be excluded from the application of this regulation.
No person other than the Designated Dealer and the Alternate Designated Dealer (including their respective affiliates authorized to carry out arbitrage activities) is permitted to enter into short sales of the Shares on the

Stock Exchange during the Designated Period or thereafter unless the Shares are designated for short selling by the Stock Exchange. Upon the expiry of the Designated Period, the Designated Dealer and the Alternate Designated Dealer will not be able to engage in further Arbitrage Activities described below in respect of the Shares on the Stock Exchange unless our Shares are designated for short selling by the Stock Exchange.
The Arbitrage Activities are expected to contribute to the liquidity of Shares trading in Hong Kong upon the Listing as well as to reduce potential material divergence between the prices of our Shares quoted on the Stock Exchange and our ADSs quoted on the NYSE.
(1)
The Designated Dealer and the Alternate Designated Dealer (and/or their respective affiliates authorized to carry out arbitrage activities) will seek to carry out Arbitrage Activities in line with market practice in the context of dual listed stock and subject to the applicable laws and regulations, including not to sell to persons in the U.S. when carrying out the arbitrage activities. The arbitrage trades are envisaged to be carried out where there exists a meaningful price differential between prices of our Shares quoted on the Stock Exchange and our ADSs quoted on the NYSE (as determined by the Designated Dealer). The Designated Dealer and/or the Alternate Designated Dealer will execute arbitrage trades when there is a relative premium between the share price quoted on the Stock Exchange and the price of ADSs quoted on the NYSE, taking into account such factors as transaction costs, market and foreign currency exchange volatility, and the liquidity in trading in the Shares in the Hong Kong market at the time of the trading. In relation to the Listing, it is envisaged that a typical arbitrage trade will be executed if and when the price of our Shares quoted on the Stock Exchange is meaningfully higher than the price of our ADSs quoted on the NYSE, in which case the Designated Dealer and/or the Alternate Designated Dealer will seek to purchase our ADSs at the lower price on the NYSE and sell Shares at the higher price in Hong Kong.

The typical cost of executing an arbitrage trade is minimal and should constitute a small percentage of our Share/ADS price. In the Hong Kong context, the typical cost comprises stamp duty (0.13%), trading fee (0.005%) and transaction levy (0.0027%), while in the context of our ADSs traded on NYSE, the typical cost comprises the custody fee charged by the depositary. Nonetheless, as the Designated Dealer and the Alternate Designated Dealer envisage, for arbitrage trades to occur, the price differential between our Shares quoted on the Stock Exchange and our ADSs quoted on the NYSE would need to exceed such transaction costs and the risk premium as perceived by the Designated Dealer or the Alternate Designated Dealer (as appropriate) (including but not limited to factors such as price volatility and market liquidity on both markets).
The Designated Dealer or the Alternate Designated Dealer intends to carry out arbitrage trades where (a) there exists a meaningful price differential between the price of our Shares quoted on the Stock Exchange and our ADSs quoted on the NYSE for a reasonable length of time (from time to time at the Designated Dealer’s sole discretion), and (b) the Designated Dealer and/or the Alternate Designated Dealer is/are able to purchase sufficient quantities of Shares or ADSs to address such price differentials when they arise and to contribute towards trading liquidity to a meaningful extent. The Designated Dealer and the Alternate Designated Dealer will enter into Liquidity Arrangements on a voluntary basis and their own discretion with a view to contributing towards the liquidity of our Shares on the Hong Kong market. The Liquidity Arrangements and the role of the Designated Dealer and the Alternate Designated Dealer will terminate and cease at the expiry of the Designated Period.
(2)
For the Designated Dealer and the Alternate Designated Dealer to contribute meaningfully towards the liquidity of trading in our Shares in the Hong Kong market, there should be no trading or exchange disruption in, or early closure (other than due to different trading hours) of, one or both stock exchanges. There should be concurrent availability of Shares or ADSs on both stock exchanges. Each of the Designated Dealer and the Alternate Designated Dealer has also entered into Stock Borrowing and Lending Agreement(s) with [Sen Rong] (the “Lender”) to ensure that the Designated Dealer and the Alternate Designated Dealer will have ready access to appropriate quantities of Shares for settlement purposes upon the Listing and during the Designated Period.

(3)
The Stock Borrowing and Lending Agreements between the Lender and each of the Designated Dealer and the Alternate Designated Dealer were entered into on [•], which will come into effect from the first day of the Designated Period. Pursuant to the Stock Borrowing and Lending Agreements, the Lender will make available to the Designated Dealer and the Alternate Designated Dealer stock lending facilities of up to [116,998,065] Shares, or approximately [10]% of the Shares in issue, on one or more occasions, subject to applicable laws, rules and regulations in the U.S. and Hong Kong, including that the lending and the subsequent acceptance of redelivery of any Shares by the Lender, and the borrowing and the subsequent redelivery of any Shares by the Designated Dealer and the Alternate Designated Dealer, will not lead to either party being obliged to make a mandatory general offer under the Takeovers Code in Hong Kong or that an exemption in this regard has been granted by the SFC (if applicable).
Pursuant to the Stock Borrowing and Lending Agreement(s), the total [116,998,065] borrowed Shares will be allocated as to 0 Shares to the Designated Dealer and 0 Shares to the Alternate Designated Dealer. Such Shares will be used for settlement in connection with the arbitrage trades carried out by the Designated Dealer and the Alternate Designated Dealer in Hong Kong. These Shares have been registered on the [REDACTED] prior to the Listing. The total number of Shares subject to such stock borrowing arrangement is significantly in excess of the aggregate of the daily trading volumes of our ADSs on the NYSE for the [56] trading days immediately before and up to the Latest Practicable Date.
The Stock Borrowing and Lending Agreements provide, inter alia, that all of our Shares borrowed shall be returned to the Lender not later than [20] business days after the expiry of the Designated Period (the “Re-delivery Date”), which may be postponed in case the process for re-delivering and transfer of the borrowed Shares on [REDACTED] has been initiated but is not completed on or before the Re-delivery Date. To close out the borrowed positions, the Designated Dealer and the Alternate Designated Dealer may purchase Shares on the Stock Exchange and/or ADSs on the NYSE or use any unutilised Shares registered on the [REDACTED] and transfer such Shares [or ADSs] to the Lender. If necessary, the Designated Dealer and the Alternate Designated Dealer may repeat the process or alternatively may purchase ADSs from the NYSE or Shares from the Stock Exchange, in order to provide additional liquidity to meet demand for the Shares in the Hong Kong market during the Designated Period.
(4)
Additionally, to facilitate the role of the Designated Dealer commencing from the pre-opening period (9:00 a.m. to 9:30 a.m.) on the first day of the Listing (the “Pre-opening Period”), the Designated Dealer has made arrangements to build up a small inventory of Shares prior to the commencement of trading.

The Sale and Repurchase Agreement was entered into on 0 between [Sen Rong] (the “Vendor”) and the Designated Dealer for the sale of [5,849,903] Shares, or approximately [0.5]% of the Shares in issue, at a sale price based on the closing price of our ADSs quoted on the NYSE on the date immediately before the date of the Sale and Repurchase Agreement (the “Sale”). Conditional upon the Designated Dealer acquiring the Shares under the Sale and Repurchase Agreement, the Designated Dealer shall sell and the Vendor shall repurchase the equivalent number of Shares that the Vendor sold under the Sale, at the same price as such Shares were sold, shortly after the expiry of the Designated Period (the “Repurchase”). The Sale and Repurchase Agreement provides that the Repurchase shall take place not later than [20] business days following the expiry of the Designated Period.
(5)
The purpose of the Sale and Repurchase Agreement is to facilitate the Designated Dealer in contributing towards trading liquidity in our Shares in the Hong Kong market, by making available a quantity of Shares prior to the Listing to facilitate trades during the Pre-opening Period. These Shares have been registered on the [REDACTED] prior to the Listing. Under the arrangement described in paragraph (4) above, the Vendor will maintain a neutral position in respect of its shareholdings in our Company.

(6)
The Designated Dealer and the Alternate Designated Dealer will continue to replenish their respective inventory of Shares while carrying out the arbitrage trades. When a buy order has been executed on the NYSE and a sale order has been executed on the Stock Exchange, the Designated Dealer or the Alternate Designated Dealer (as appropriate) will instruct the Depositary to cancel our ADSs and withdraw the underlying Shares from our ADS Program and deliver the Shares to the CCASS account designated by the Designated Dealer or the Alternate Designated Dealer (as appropriate) to replenish its Shares inventory for further trading. While such transfer of Shares takes place, the Designated Dealer and/or the Alternate Designated Dealer will utilise the Shares borrowed under the Stock Borrowing and Lending Agreement(s) for settlement of the sale made in Hong Kong.

(7)
The Designated Dealer and the Alternate Designated Dealer have each set up a designated dealer identity number, being [•] and [•], respectively, solely for the purposes of carrying out arbitrage trades under this exercise in Hong Kong, in order to ensure identification and thereby enhance transparency of such trades in the Hong Kong market. Any change in such designated dealer identity number will be disclosed as soon as practicable by way of announcement on the Stock Exchange and will be posted by our Company on our website on or before the first day of the Listing. [The Designated Dealer will also set up another designated dealer identity number before [•], which will only be used in emergency and unforeseen situation if the aforesaid identity number for arbitrage trades cannot be used.]
(8)
The Designated Dealer and the Alternate Designated Dealer will enter into such Liquidity Arrangements (including the Arbitrage Activities) on a voluntary basis with a view to contributing towards the liquidity of our Shares in Hong Kong, and they intend for such Liquidity Arrangements to constitute [proprietary transactions].

It is emphasised that, other than the Designated Dealer and the Alternate Designated Dealer, arbitrage trades may be carried out by other market participants who have access to our Shares as well as other existing Shareholders who may have transferred part or all of their shareholdings to Hong Kong upon the commencement of trading (or thereafter) provided that none of the arbitrage trades conducted by them constitute (or be deemed to constitute) short selling of our Shares. Such trades will depend on the extent of price differentials between the two stock exchanges, and the number of market participants (other than the Designated Dealer and the Alternate Designated Dealer) who elect to enter into such arbitrage trades.
The Arbitrage Activities of the Designated Dealer and the Alternate Designated Dealer and any persons acting for it will be entered into in accordance with all applicable laws, rules and regulations in the U.S and Hong Kong. The Liquidity Arrangements being implemented in connection with the Listing are not equivalent to the price stabilisation activities which may be undertaken in connection with an initial public offering.
It should be noted that each of the Designated Dealer and the Alternate Designated Dealer and any persons acting for it may, in connection with the proposed liquidity activities, maintain a long position in the Shares. There is no certainty regarding the extent, time or the period for which each of the Designated Dealer and the Alternate Designated Dealer and any persons acting for them may maintain such a long position in the Shares. The liquidation of any such long position by the Designated Dealer and the Alternate Designated Dealer or any persons acting for it may have an adverse impact on the market price of the Shares.
There are no laws prohibiting existing Shareholders from disposing of their Shares under Hong Kong law. Under the Hong Kong Listing Rules, apart from the restriction under Rule 10.07(1) of the Hong Kong Listing Rules in respect of which certain waiver has been sought from the Stock Exchange, there are no other restrictions on existing Shareholders in relation to the disposal of Shares. The disposal of Share by existing Shareholders shall also comply with the requirements under the securities laws of the United States.
Spread of Shareholdings
It is expected that the following measures and factors will assist in creating and/or improving the spread of holdings of our Shares available for trading on the Stock Exchange following the Listing:
•
As our Shares are of one and the same class, holders of ADSs may at their discretion convert ADSs to Shares trading in Hong Kong upon or after the Listing, as described in the sub-section headed “Converting Shares Trading in Hong Kong into ADSs” above. Special arrangements have been made to facilitate transfers of Shares, and to incentivise holders of ADSs to convert our ADSs to Shares trading in Hong Kong prior to the Listing by enabling them to do so at a reduced cost. Details of such arrangements are set out in the sub-section headed “Special Arrangements to Facilitate Transfers Prior to the Listing and During the Designated Period” above. To the extent that holders of ADSs elect to convert our ADSs to Shares trading in Hong Kong before or shortly after the Listing, such Shares may help contribute to the general liquidity of our Shares in the Hong Kong market.

•
[each of Rong Chang, Bo Yu and Sen Rong, each a controlling shareholder of the Company, has [confirmed] to our Company that it intends to transfer, and/or procure the transfer of, a total of not less than [•] Shares, which it directly or indirectly holds, representing approximately [•] of our Shares in issue to the [REDACTED] prior to the Listing.] As indicated in the sub-section headed “Proposed Liquidity arrangements” above, [Sen Rong] has made available in aggregate [122,847,968] Shares, representing [10.5]% of our Shares in issue, to the Designated Dealer and the Alternate Designated Dealer which will be used for settlement in connection with the arbitrage trades carried out by the Designated Dealer and the Alternate Designated Dealer in Hong Kong and to provide liquidity of our Shares.
•
In conducting Arbitrage Activities, the Designated Dealer and the Alternate Designated Dealer are effectively acting as conduits to transfer some of the trading liquidity of our ADSs on the NYSE to our Shares on the Stock Exchange.

Our Directors and Our Company consider that, having regard to the special arrangements described in the sub-sections headed “Special Arrangements to Facilitate Transfers Prior to the Listing and During the Designated Period”, “Proposed Liquidity Arrangements”, and “Investor Education” in this section, all reasonable efforts have been made to facilitate the transfer of ADSs to Shares tradable on the Stock Exchange to provide the basis for an open market at the time of the Listing.
Benefits of the Liquidity Arrangements
We believe that the Liquidity Arrangements will benefit the Listing in the following ways:
•
arbitrage trades are intended to be carried out by the Designated Dealer and the Alternate Designated Dealer during the Designated Period where there exists a meaningful price differential between the price of Shares traded on the Stock Exchange and the price of ADSs traded on NYSE and are expected to contribute to the liquidity of our Shares in the Hong Kong market upon the Listing;

•
arbitrage trades, by their nature, would typically contribute to reducing potential material divergence between the price of Shares traded on the Stock Exchange and the price of ADSs traded on the NYSE; and

•
the Liquidity Arrangements are perceived to be a mechanism which is fair to all market participants who have access to our Shares, as it is open to all of our Shareholders and holder of our ADSs and other market participants who have such access to carry out arbitrage trades similar to those to be carried out by the Designated Dealer and the Alternate Designated Dealer provided that none of the arbitrage trades conducted by them constitute (or be deemed to constitute) short selling of our Shares.

Disclosure of the Liquidity Arrangements
In order to enhance transparency of the Liquidity Arrangements, various measures to provide information to the market and potential investors will be undertaken as described in the sub-section headed “Investor Education” below.
Further, our Company will, as soon as practicable and in any event before the opening of trading hours on the business day immediately before the first day of the Listing, release an announcement on the Stock Exchange to inform the investing public of the following information as of the Latest Practicable Date prior to such announcement:
•
the number of Shares in respect of which the Depositary has received instructions from the holders of our ADSs for the transfer of such Shares to CCASS (whether under the Batch-Transfers or otherwise) and the number of Shares transferred to CCASS prior to the Listing; and

•
the total number of Shares which have been registered on the [REDACTED] which are available to be traded on the Stock Exchange.

In respect of the arbitrage trades to be carried out by the Designated Dealer and the Alternate Designated Dealer, each of the Designated Dealer and the Alternate Designated Dealer has set up a designated dealer identity number solely for the purposes of carrying out such trades in Hong Kong, in order to ensure identification and thereby enhance transparency of the trades in the Hong Kong market. [The Designated Dealer has also set up another designated dealer identity number which will only be used in emergency and unforeseen situation if the aforesaid identity number for arbitrage trades cannot be used.]
In addition, where applicable, the arbitrage trades carried out by the Designated Dealer and the Alternate Designated Dealer, as well as the transactions under the Stock Borrowing and Lending Agreements and the Sale and Repurchase Agreement, will also be disclosed in accordance with the disclosure of interests regime under the provisions of Part XV of the SFO and any applicable laws and regulations under the laws of the U.S..

INVESTOR EDUCATION
Arrangements Involving our Company and the Joint Sponsors
Prior to the Listing, our Company and the Joint Sponsors will cooperate to inform the investor community of general information about our Company, as well as the developments and/or changes to the Liquidity Arrangements as disclosed in this document. After the Listing has taken place, our Company and the Joint Sponsors may continue to take measures to educate the public. Subject to the applicable law, the following measures may be taken to enhance transparency of our Company and the Liquidity Arrangements as appropriate:
•
media briefings and press interviews to inform investors of the Liquidity Arrangements;

•
analyst briefings to local brokerages/research houses;

•
investors relation activities, such as a non-deal road show, to maintain the interest of investors in our Shares and our business;

•
information fact sheets on our Company generally, and on the procedures of Batch-Transfers as summarized in the sub-section headed “Special Arrangements to Facilitate Transfers Prior to the Listing and During the Designated Period” hereinabove to be posted on the websites of our Company and the SEC;

•
information, including the previous day closing price of our ADS quoted on NYSE, trading volume and other relevant historical trading data will be disclosed by way of a daily announcement on the websites of our Company and the Stock Exchange during a period of three business days prior to the commencement of dealings in our Shares on the Stock Exchange;

•
details of the available pool of Shares (with the aggregate number of transfers under the batch-transfer services and the inventory held by the Designated Dealer and the Alternate Designated Dealer, and their respective designated broker identity number(s) for carrying out liquidity activities) at the time of the Listing to meet the demand in the Hong Kong market will be disclosed by way of an announcement on the websites of our Company and the Stock Exchange not later than one business day before the commencement of trading of our Shares on the Stock Exchange;

•
information on the developments and updates of the Liquidity Arrangements (for example update on the available pool of Shares transferred to CCASS under a staged removal process) will be disclosed by way of an announcement on the websites of our Company and the Stock Exchange after the completion of each stage of the share removal process after trading has commenced; and

•
electronic copies of this document will be disseminated through the websites of our Company, the Stock Exchange and the SEC.

Other Sources of Information
Real-time trading information in respect of our Shares can be obtained from the following sources:
•
Company Name	Designated Website
NYSE	www.nyse.com
or
•
through service providers that provide such facilities at investors’ own expense. Such service will be provided on and subject to the terms and conditions of the relevant service provider.

Historical Trading Information in respect of our ADSs on the NYSE
Historical trading prices may not be indicative of the prices at which the Shares will trade following completion of the Listing. Please see “Risk Factors — Risks Relating to the Listing by Introduction and the Dual Listing — The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.” in this document in relation to the relevant risk.

Our ADSs commenced trading on the NYSE on December 13, 2019. The following table sets forth for the periods indicated the reported highs, lows, month ends and monthly averages of the closing trading prices on the NYSE for our ADSs from December 13, 2019 until the Latest Practicable Date.
	High (USD)	Low (USD)	Month End (USD)	Monthly average (USD) (Note 1)
2019
December (since December 13, 2019)	10.06	9.75	10.03	9.92
2020
January	15.82	10.27	12.72	13.20
February	14.24	10.70	10.85	12.47
March	13.25	10.15	10.15	11.45
April	10.62	9.14	10.05	9.85
May	16.79	9.95	12.57	13.34
June	20.16	13.96	18.26	16.85
July	26.99	18.97	23.92	22.88
August	25.36	18.35	21.57	21.73
September	21.81	19.31	21.3	20.45
October	21.99	19.75	20.14	20.90
November	23.02	20.02	20.22	21.08
December	22.96	19.71	19.71	21.15
2021
January	22.49	20.09	20.52	21.62
February	22.13	18.23	18.23	20.08
March	19.06	13.93	14.78	16.18
April	16.48	14.60	14.74	15.32
May	19.06	13.36	14.46	15.32
June	14.50	11.39	12.02	12.48
July	11.66	7.83	7.93	9.81
August	8.01	4.07	4.70	4.92
September	4.75	3.89	4.10	4.35
October	4.07	3.17	3.17	3.67
November	3.31	2.37	2.56	2.79
December	2.61	2.22	2.47	2.45
2022
January	2.54	1.78	2.00	2.24
February (up to the Latest Practicable Date)	1.98	1.40	1.40	1.66

Notes:
(1)
Monthly average refers to the average closing price of the ADSs traded on the NYSE during the relevant month.

(2)
All the trading prices are rounded to two decimal places.

The following table sets forth the maximum daily and average daily trading volume and turnover of each month of our ADSs from December 13, 2019 until the Latest Practicable Date:
	Maximum Daily Trading Volume		Average Daily Trading Volume		Average Daily Turnover (USD in million)
	(Shares in millions)	(as % of total issued Shares)	(Shares in millions)	(as % of total issued Shares)
2019
December (since December 13, 2019)	5.4	1.5%	0.9	0.3%	9.5
2021
January	1.5	0.4%	0.6	0.2%	7.9
February	1.2	0.3%	0.5	0.1%	6.0
March	0.8	0.2%	0.3	0.1%	3.7
April	0.6	0.2%	0.2	0.1%	2.0
May	1.0	0.3%	0.5	0.1%	6.8
June	2.4	0.7%	0.7	0.2%	11.8
July	2.0	0.6%	0.6	0.2%	15.0
August	7.0	1.8%	1.1	0.3%	21.8
September	1.1	0.3%	0.5	0.1%	10.0
October	0.8	0.2%	0.3	0.1%	7.3
November	0.7	0.2%	0.3	0.1%	7.1
December	1.0	0.3%	0.4	0.1%	8.0
	Maximum Daily Trading Volume		Average Daily Trading Volume		Average Daily Turnover (USD in million)
	(Shares in millions)	(as % of total issued Shares)	(Shares in millions)	(as % of total issued Shares)
2021	1.6	0.4%	0.6	0.2%	13.8
January	1.2	0.3%	0.7	0.2%	13.1
February	0.8	0.2%	0.4	0.1%	6.5
March	0.7	0.2%	0.3	0.1%	4.4
April	15.2	3.9%	1.7	0.4%	26.5
May	8.6	2.2%	2.0	0.5%	24.4
June	3.0	0.8%	0.9	0.2%	8.7
July	3.8	1.0%	2.0	0.5%	9.5
August	2.6	0.7%	1.4	0.4%	6.0
September	1.7	0.4%	1.1	0.3%	3.9
October	15.0	3.8%	2.7	0.7%	7.2
November	9.4	2.4%	2.7	0.7%	6.6
December	1.6	0.4%	0.6	0.2%	13.8
2022
January	1.9	0.5%	1.3	0.3%	3.0
February (up to the Latest Practicable Date)	2.9	0.7%	1.5	0.4%	2.5

Inventory of Shares to meet Hong Kong demand
Taking into account (i) the maximum daily and average daily trading volume of our ADSs traded on the NYSE since December 2019 and in the three months ended the Latest Practicable Date; (ii) the average of total shares outstanding traded on the Stock Exchange and average daily trading volume of shares traded on the Stock Exchange during (a) the 30-day/1-month period and (b) the 3-month period from the date of listing of certain companies listed in Hong Kong by way of introduction since 2011; and (iii) the maximum daily and average daily trading volume of shares of certain companies listed in the Hong Kong which are engaged in the same or similar industries to that of our Company, the Joint Sponsors believe that the above arrangements should provide a reasonable basis to facilitate the development of an open and orderly market in Hong Kong for the Shares.
Please see the section headed “Business — Our Strategies” in this listing document for details.
REASONS FOR THE DUAL PRIMARY LISTING
The Introduction does not involve any offering of new Shares or a public offering of any other securities and no new proceeds will be raised pursuant to the Introduction. Our Directors consider that it is desirable and beneficial for our Company to have dual primary listing status in both Hong Kong and the NYSE so that our Company can have ready access to these different equity markets when opportunity arises. We believe the two markets attract different investor profiles, thereby widening the investor base of our Company and increasing the liquidity of our Shares. In particular, dual primary listing status in both Hong Kong and the NYSE enables us to benefit from our exposure to a wider range of private and institutional investors. Our Directors believe that a listing in Hong Kong is in line with our focus on our operations in the PRC, which is important for our growth and long-term strategic development.

DEFINITION
The following terms apply throughout this document unless the context otherwise requires:
“Accountant’s Report”	the report of our Company’s reporting accountant, dated [•], 2022, the text of which is set out in Exhibit 99.2 to the Form 6-K filed with the SEC on February 28, 2022
“ADR(s)”	American depositary receipts that evidence our ADSs
“ADS(s)”	American Depositary Shares, each representing three ordinary shares
“affiliate”	with respect to any specified person, any other person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified person
“Alternate Designated Dealer”	[•], being the alternate designated dealer during the Designated Period
“A-Round Investors”
investors who subscribed for Shares in our Company prior to our initial public offering on the NYSE, as set out in the subsection headed “History and Corporate Structure — Investment Prior to the NYSE Listing”

“Articles” or “Articles of Association”
the fourth amended and restated articles of association of our Company conditionally adopted at the annual general meeting by the shareholders of our Company on [•] with effect from the Listing Date, and as amended from time to time

“Audit Committee”	the audit committee of the Board
“Bo Yu”	Bo Yu Limited, a limited liability company incorporated in the BVI on October 27, 2017 ultimately wholly-owned by Ping An, and a Controlling Shareholder of our Company
“Board” or “Board of Directors”	the board of Directors
“business day”	any day (other than a Saturday, Sunday or public holiday) on which banks in Hong Kong are generally open for business
“BVI”	the British Virgin Islands
“Cayman Companies Act” or “Companies Act”	the Companies Act (As Revised) of the Cayman Islands, as amended or supplemented from time to time
“CBIRC”	the China Banking and Insurance Regulatory Commission
“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC
“CCASS Participant”	a CCASS Clearing Participant, a CCASS Custodian Participant or a CCASS Investor Participant
“China” or “PRC”	the People’s Republic of China excluding, for the purpose of this listing document, Hong Kong, Macau Special Administrative Region of the PRC and Taiwan
“CIC”	China Insights Industry Consultancy Limited, a global market research and consulting company,

which is an Independent Third Party
“Companies (Winding Up and Miscellaneous Provisions) Ordinance”	the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
“Company” or “our Company”	OneConnect Financial Technology Co., Ltd., a limited liability company incorporated in the Cayman Islands on October 30, 2017 and listed on the NYSE since December 2019
“Compensation and Nomination Committee”	the compensation and nomination committee of the Board
“Controlling Shareholder(s)”
has the meaning ascribed thereto in the Listing Rules and, unless the context otherwise requires, refers to each of the members of the RC Group, Bo Yu, An Ke Technology Company Limited, Ping An Financial Technology and Ping An

“Consolidated Affiliated Entity(ies)”
entities we control wholly or partly through the Contractual Arrangements, namely our VIEs and their subsidiaries, details of which are set out in the section headed “History and Corporate Structure” in this listing document

“Contractual Arrangements”
the series of contractual arrangements entered into between the WFOEs, our VIEs and the Shareholders of Shenzhen OneConnect or the Shareholders of Shenzhen CA (as applicable), as detailed in the section headed “Contractual Arrangements” in this listing document

“CSRC”	the China Securities Regulatory Commission of the PRC
“Depositary”	JPMorgan Chase Bank, N.A., the depositary of our ADSs
“Designated Dealer”	[The HongKong and Shanghai Banking Corporation Limited] or one of its affiliates, being the designated dealer during the Designated Period
“Designated Period”	being the period of [3 months] from and including the Listing Date
“Director(s)”	the director(s) of our Company
“EIT Law”	Enterprise Income Tax Law of the People’s Republic of China, as amended, supplemented or otherwise modified from time to time
“FRC”	Financial Reporting Council
“Group”, “our Group”, “OneConnect”, “we”, “our” or “us”
our Company and its subsidiaries from time to time, and in the context of describing our operations and consolidated financial information, also including the Consolidated Affiliated Entities from time to time, or where the context so requires in respect of the period before our Company became the holding company of our present subsidiaries and Consolidated Affiliated Entities, the entities which carried on the business of the present Group at the relevant time

“HK$” or “Hong Kong dollar(s)”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSCC”	Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited
“HKSCC Nominees”	HKSCC Nominees Limited, a wholly-owned subsidiary of HKSCC
“Hong Kong” or “HK”	the Hong Kong Special Administrative Region of the PRC
“Hong Kong Listing Rules” or “Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time
“Hong Kong Stock Exchange,” “HKSE” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited, a wholly owned subsidiary of Hong Kong Exchanges and Clearing Limited
“Hong Kong Takeovers Code” or “Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy- backs issued by the SFC, as amended, supplemented or otherwise modified from time to time
“IASB”	International Accounting Standards Board
“IFRS”
International Financial Reporting Standards, which include standards, amendments and interpretations promulgated by the International Accounting Standards Board and the International Accounting Standards and interpretation issued by the International Accounting Standards Board

“Independent Third Party(ies)”	any entity or person who is not a connected person of our Company or an associate of such person within the meaning ascribed to it under the Listing Rules
“Introduction” or “Listing”	the listing of Shares on the Main Board of the Hong Kong Stock Exchange by way of introduction pursuant to the Hong Kong Listing Rules
“Joint Sponsors”	Goldman Sachs (Asia) L.L.C. and HSBC Corporate Finance (Hong Kong) Limited
“Latest Practicable Date”	February 19, 2022, being the latest practicable date for the purpose of ascertaining certain information contained in this listing document
“Liquidity Arrangements”	the liquidity arrangements as specifically described in the subsection headed “Listings, Registration, Dealings and Settlement — Proposed Liquidity Arrangements” in this listing document
“Listing”	the listing of the Shares on the Main Board of the Stock Exchange
“Listing Committee”	the listing committee of the Stock Exchange
“Listing Date”	the date, expected to be on or about [REDACTED] on which the Shares are listed on the Stock Exchange and from which dealings in the Shares are permitted to commence on the Stock Exchange
“listing document”	This listing document being issued in connection with the Listing
“Main Board”	the stock market (excluding the option market) operated by the Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Stock Exchange

“Memorandum”“
the fourth amended and restated memorandum of association of our Company adopted at the annual general meeting by the shareholders of our Company on [•] with effect from the Listing Date, as amended from time to time, a summary of which is set out in “Summary of the Constitution of the Company and Cayman Islands Company Law

“MIIT”	Ministry of Industry and Information Technology of the PRC
“MOFCOM”	Ministry of Commerce of the PRC
“Nanjing Vantage Point”
Nanjing Fanpeng Tiandi Software Technology Co., Ltd. a limited company established under the laws of PRC on October 18, 2013 and a subsidiary of Vantage Point Technology, which is a non-wholly owned subsidiary of our Company

“NASDAQ”	National Association of Securities Dealers Automated Quotations
“NDRC”	the National Development and Reform Commission of the PRC
“net expansion rate”
a numerical representation of the expansion of our customer relationships on a year-on-year basis, calculated as a fraction, the denominator of which is the revenue contribution from a particular group of customers in one year and the numerator of which is the contribution from the same group of customers in the following year, expressed as a percentage

“NPC”	National People’s Congress of the PRC
“NYSE”	New York Stock Exchange
“OneConnect Blockchain”
Shanghai OneConnect Blockchain Technology Co., Ltd. , formerly known as Shanghai Yi Zhang Tong Blockchain Technology Co., Ltd., a company incorporated under the laws of PRC on October 21, 2016 and is a subsidiary of our Company

“PBOC”	People’s Bank of China
“Ping An” or “Ping An Insurance (Group)”
Ping An Insurance (Group) Company of China, Ltd., a company established as a joint stock company under the laws of PRC on January 16, 1997 whose shares are dually listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318), and is a Controlling Shareholder of our Company

“Ping An Bank”
Ping An Bank Co., Ltd., a company incorporated under the laws of the PRC on December 22, 1987, whose shares are listed on the Shenzhen Stock Exchange (SZSE: 000001), and is a subsidiary of Ping An, one of our Controlling Shareholders

“Ping An Financial Technology”	Shenzhen Ping An Financial Technology Consulting Co., Ltd., a company incorporated under the laws of PRC on April 16, 2008, a subsidiary of Ping An and a Controlling Shareholder of our Company
“Ping An Good Doctor”	Ping An Healthcare and Technology Company Limited, a company incorporated in the Cayman

Islands on November 12, 2014, whose shares are listed on the Hong Kong Stock Exchange (stock code: 1833) and an associate of Ping An, one of our Controlling Shareholders
“Ping An Group”	Ping An and its subsidiaries
“PRC Government” or “State”
the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them

“PRC Legal Advisor”	Haiwen & Partners, our legal advisor on PRC laws
“premium customer”
customers that have contributed revenue of at least RMB100,000 since the beginning of the applicable fiscal year, excluding Ping An Group, although this category includes certain customers that we have direct contracts with, and provide direct services to, where payments for these services have been made through contractual arrangements that we have with others, including Ping An Group

“premium plus customer”	premium customers that have contributed revenue of at least RMB1,000,000 since the beginning of the applicable fiscal year
“RMB” or “Renminbi”	Renminbi, the lawful currency of the PRC
“Rong Chang”
Rong Chang Limited, a limited liability company incorporated in the BVI on October 26, 2017 held as to 50% each as nominee shareholders by two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, and a Controlling Shareholder of our Company

“SAFE”	State Administration of Foreign Exchange of the PRC
“SAFE Circular 37”
The Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles

“Sale and Repurchase Agreement”
the sale and repurchase agreement dated [date] as specifically described in the subsection headed “Listings, Registration, Dealings and Settlement — Proposed Liquidity Arrangements” in this listing document

“SAMR”	the State Administration for Market Regulation of the PRC
“SAT”	State Administration of Taxation
“SEC”	the U.S. Securities and Exchange Commission
“Securities and Futures (Stock Market Listing) Rules”	the Securities & Futures (Stock Market Listing) Rules of the SFO, as amended, supplemented or otherwise modified from time to time
“Sen Rong”	Sen Rong Limited, a limited liability company incorporated in the BVI on October 27, 2017 ultimately held as to 50% each by Mr. Jie Li and Ms. Liang Xu, and a Controlling Shareholder of our Company

“SFC”	the Securities and Futures Commission of Hong Kong
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
“Shanghai Finance Shield”
Shanghai Finance Shield Information Technology Co., Ltd., formerly known as Shanghai Haojin Information Technology Co., Ltd., a limited liability company established under the laws of PRC on June 1, 2015 and a Consolidated Affiliated Entity of our Company

“Shanghai OneConnect”
Shanghai OneConnect Financial Technology Co., Ltd. , formerly known as, a limited liability company established under the laws of the PRC on December 29, 2015 and a Consolidated Affiliated Entity of our Company

“Share(s)”	ordinary share(s) in the share capital of our Company
“Shareholder(s)”	holder(s) of our Share(s)
“Shareholders of Shenzhen CA”
the majority direct shareholder of Shenzhen CA, namely, Shanghai Jinlinlin Enterprise Management Partnership (Limited Partnership) holding approximately 99.91% equity interest, together with certain of the indirect individual shareholders of Shenzhen CA, namely Mr. Jie Li and Ms. Liang Xu

“Shareholders of Shenzhen OneConnect”
the direct shareholders of Shenzhen OneConnect, namely, Shenzhen Ping An Financial Technology, Shanghai Jin Ning Sheng Enterprise Management Limited Partnership Shenzhen Lanxin Enterprise Management Co., Ltd. and Urumqi Guang Feng Qi Investments Limited Partnership, together with the indirect individual shareholders of Shenzhen OneConnect, namely, Mr. Jie Li , Ms. Liang Xu , and two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang

“Shenzhen CA”
Shenzhen E-commerce Safety Certificates Administration Co., Ltd., a limited liability company established under the laws of the PRC on August 11, 2000 and a Consolidated Affiliated Entity of our Company

“Shenzhen OneConnect”	Shenzhen OneConnect Smart Technology Co., Ltd., a limited liability company established under the laws of the PRC on September 15, 2017 and a Consolidated Affiliated Entity of our Company
“Shenzhen OneConnect Consolidated Affiliated Entities”
entities we control through a series of contractual arrangements entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect, as detailed in the section headed “Contractual Arrangements” in this listing document

“Shenzhen OneConnect Technology”	Shenzhen OneConnect Technology Services Co., Ltd., a limited liability company established under the laws of the PRC on January 4, 2018 and a subsidiary of our Company
“SME”	small and medium enterprises
“SPV”	special purpose vehicle
“State Council”	State Council of the People’s Republic of China
“Stock Borrowing and Lending Agreements”
the stock borrowing and lending agreements dated [date] as specifically described in the subsection headed “Listings, Registration, Dealings and Settlement — Proposed Liquidity Arrangements” in this listing document

“Stock Incentive Plan”
the Stock Incentive Plan adopted by our Company in November 2017 and amended from time to time, the principal terms of which are set out in the section headed “Statutory and General information — D. Stock Incentive Plan” in Appendix III to this listing document

“Track Record Period”	the two financial years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021
“third-party customer”	each customer with revenue contribution of less than 5% of our total revenue in the relevant period
“US$”, “USD” or “U.S. dollars”	United States dollars, the lawful currency of the United States
“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
“U.S. Securities Act”	the United States Securities Act of 1933, as amended, supplemented or modified from time to time, and the rules and regulations promulgated thereunder
“Vantage Point Technology”	Beijing Fanpeng Tiandi Technology Co., Ltd., a joint stock company established under the laws of PRC on July 18, 2008 and a non-wholly owned subsidiary of our Company
“VAT”	value added tax
“VIE Shareholders”	the Shareholders of Shenzhen CA and the Shareholders of Shenzhen OneConnect
“VIEs”, each a “VIE”	Shenzhen OneConnect and Shenzhen CA
“WFOEs”, each a “WFOE”	Shenzhen OneConnect Technology and Zhang Tong Shun
“Yi Chuan Jin”	Yi Chuan Jin Limited, a limited liability company incorporated in the BVI on October 26, 2017, and a Controlling Shareholder of our Company
“Zhang Tong Shun”	Zhang Tong Shun (Guangzhou) Technology Co., Ltd.), a limited liability company established under the laws of the PRC on May 9, 2019 and a subsidiary of our Company
“Zhuhai Yirongtong”	Zhuhai Yirongtong Asset Management Co., Ltd, a limited liability company established under the laws of the PRC on June 21, 2016 and a Consolidated Affiliated Entity of our Company

Glossary
This glossary contains explanations of certain terms used in this document. These terms and their meanings may not always correspond to standard industry meanings or usage of these terms.
“AI”	artificial intelligence
“APT”	application programming interface
“CAGR”	compound annual growth rate
“IaaS”	infrastructure-as-a-service
“IT”	information technology
“OCR”	optical character recognition
“PaaS”	platform-as-a-service
“SaaS”	software-as-a-service
“SKU “	stock keeping unit
“SLA”	service level availability
“TaaS”	technology-as-a-service